                                                      REGISTRATION NO. 33-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           USA  WASTE SERVICES, INC.
             (Exact name of Registrant as specified in its charter)

           OKLAHOMA                         4953                        73-1309529
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)   Classification Code Number)      Identification Number)

                            ------------------------

                                                             EARL E. DEFRATES
                                                         USA WASTE SERVICES, INC.
         5000 QUORUM DRIVE, SUITE 300                  5000 QUORUM DRIVE, SUITE 300
             DALLAS, TEXAS 75240                           DALLAS, TEXAS 75240
                (214) 383-7900                                (214) 383-7900
 (Address, including zip code, and telephone     (Name, address, including zip code, and
 number, including area code, of Registrant's                   telephone
         principal executive offices)           number, including area code, of agent for
                                                                 service)

                            ------------------------

                                   Copies to:

               DAVID J. GRAHAM                               RICHARD R. HOWE
            ANDREWS & KURTH L.L.P.                         SULLIVAN & CROMWELL
          4200 TEXAS COMMERCE TOWER                          125 BROAD STREET
             HOUSTON, TEXAS 77002                        NEW YORK, NEW YORK 10004
                (713) 220-4200                                (212) 558-4000
                JOHN T. UNGER                                RICHARD D. ROSE
             SNELL & SMITH, P.C.                         THORP, REED & ARMSTRONG
          1000 LOUISIANA, SUITE 3650                      ONE RIVERFRONT CENTER
             HOUSTON, TEXAS 77002                     PITTSBURGH, PENNSYLVANIA 15222
                (713) 652-3300                                (412) 394-7711

                            ------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and the conditions to consummation of the Merger have been satisfied or waived.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

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                                              PROPOSED         PROPOSED
                                              MAXIMUM          MAXIMUM
                                AMOUNT        OFFERING        AGGREGATE           AMOUNT OF
   TITLE OF EACH CLASS OF        TO BE       PRICE PER         OFFERING         REGISTRATION
 SECURITIES TO BE REGISTERED  REGISTERED       SHARE            PRICE                FEE
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
Common Stock, par value $.01  28,368,614
  per share..................   shares(1)       (1)       $390,960,711.88(1)   $134,814.06(1)(2)
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

(1) Up to 28,368,614 shares of Common Stock, par value $.01 per share, of the Registrant are to be offered in exchange for shares of Common Stock, par value $.50 per share ("Chambers Common Stock") and shares of Class A Common Stock, par value $.50 per share ("Chambers Class A Common Stock") of Chambers Development Company, Inc. upon consummation of the merger described herein. Pursuant to Rule 457(f), the registration fee was computed on the basis of the high and low prices reported in the consolidated reporting system on May 8, 1995 of the Chambers Common Stock and Chambers Class A Common Stock.
(2) $60,876.00 of this fee has been previously paid in connection with the filing of the Joint Proxy Statement and Prospectus of USA Waste Services, Inc. and Chambers Development Company, Inc. pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

                            USA WASTE SERVICES, INC.

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                FORM S-4 ITEM NUMBER AND HEADING                   LOCATION IN PROSPECTUS
     -------------------------------------------------------  ---------------------------------
  1. Forepart of Registration Statement and Outside Front
       Cover Page of Prospectus.............................  Facing Page of Registration
                                                              Statement; Cross-Reference Sheet;
                                                              Outside Front Cover Page of
                                                              Prospectus
  2. Inside Front and Outside Back Cover Pages of
       Prospectus...........................................  Available Information;
                                                              Incorporation of Certain
                                                              Information by Reference; Table
                                                              of Contents
  3. Risk Factors, Ratio of Earnings to Fixed Charges and
       Other Information....................................  Prospectus Summary; The Merger
                                                              and Related Transactions;
                                                              Description of USA Waste;
                                                              Description of Chambers;
                                                              Financial Statements
  4. Terms of the Transaction...............................  Prospectus Summary; The Merger
                                                              and Related Transactions; The
                                                              Plan of Merger and Terms of the
                                                              Merger; Comparative Rights of
                                                              Stockholders of USA Waste and
                                                              Chambers
  5. Pro Forma Financial Information........................  Prospectus Summary; USA Waste and
                                                              Chambers Combined Historical
                                                              Unaudited Pro Forma Condensed
                                                              Financial Statements;
                                                              Supplemental Information Relating
                                                              to Pro Forma Statement of
                                                              Operations for the Year Ended
                                                              December 31, 1994
  6. Material Contacts with the Company Being Acquired......  The Merger and Related
                                                              Transactions
  7. Additional Information Required for Reoffering by
       Persons and Parties Deemed to be Underwriters........  *
  8. Interests of Named Experts and Counsel.................  *
  9. Disclosure of Commission Position on Indemnification
       for Securities Act Liabilities.......................  *
 10. Information with Respect to S-3 Registrants............  Outside Front Cover Page;
                                                              Incorporation of Certain
                                                              Information by Reference; The
                                                              Merger and Related Transactions;
                                                              The Plan of Merger and Terms of
                                                              the Merger; Comparative Rights of
                                                              Stockholders of USA Waste and
                                                              Chambers; Market Price Data;
                                                              Description of USA Waste;
                                                              Management's Discussion and
                                                              Analysis of USA Waste's Financial
                                                              Condition and Results of
                                                              Operations; Description of USA
                                                              Waste Capital Stock; Principal
                                                              Stockholders of USA Waste and
                                                              Chambers; USA Waste and Chambers
                                                              Combined Historical Unaudited Pro
                                                              Forma Condensed Financial
                                                              Statements; Supplemental
                                                              Information Relating to Pro Forma
                                                              Statement of Operations for the
                                                              Year Ended December 31, 1994;
                                                              Financial Statements

                FORM S-4 ITEM NUMBER AND HEADING                   LOCATION IN PROSPECTUS
     -------------------------------------------------------  ---------------------------------
 11. Incorporation of Certain Information by Reference......  Incorporation of Certain
                                                              Information by Reference
 12. Information with Respect to S-2 or S-3 Registrants.....  *
 13. Incorporation of Certain Information by Reference......  *
 14. Information with Respect to Registrants Other Than S-2
       or S-3 Registrants...................................  *
 15. Information with Respect to S-3 Companies..............  Outside Front Cover Page;
                                                              Incorporation of Certain
                                                              Information by Reference;
                                                              Prospectus Summary; The Merger
                                                              and Related Transactions; The
                                                              Plan of Merger and Terms of the
                                                              Merger; Comparative Rights of
                                                              Stockholders of USA Waste and
                                                              Chambers; Market Price Data;
                                                              Description of Chambers;
                                                              Management's Discussion and
                                                              Analysis of Chambers Financial
                                                              Condition and Results of
                                                              Operations; Description of USA
                                                              Waste Capital Stock; Principal
                                                              Stockholders of USA Waste and
                                                              Chambers; USA Waste and Chambers
                                                              Combined Historical Unaudited Pro
                                                              Forma Condensed Financial
                                                              Statements; Supplemental
                                                              Information Relating to Pro Forma
                                                              Statement of Operations for the
                                                              Year Ended December 31, 1994;
                                                              Financial Statements
 16. Information with Respect to S-2 or S-3 Companies.......  *
 17. Information with Respect to Companies Other Than S-2 or
       S-3 Companies........................................  *
 18. Information if Proxies, Consents or Authorizations are
       to be Solicited......................................  Prospectus Summary; The Meetings;
                                                              The Merger and Related
                                                              Transactions; The Plan of Merger
                                                              and Terms of the Merger; Election
                                                              of USA Waste Directors; Principal
                                                              Stockholders of USA Waste and
                                                              Chambers
 19. Information if Proxies, Consents or Authorizations are
       not to be Solicited or in an Exchange Offer..........  *

- ---------------
*Not Applicable

                            USA WASTE SERVICES, INC.
                          5000 QUORUM DRIVE, SUITE 300
                              DALLAS, TEXAS 75240

                                                                    May 13, 1995

Dear Shareholder of USA Waste Services, Inc.:

     You are invited to attend the 1995 Annual Meeting of Shareholders of USA Waste Services, Inc. ("USA Waste") to be held June 22, 1995 at 2:00 p.m., Dallas, Texas time. The Annual Meeting will be held at The Grand
Kempinski-Dallas Hotel, 15201 Dallas Parkway, in Dallas, Texas.

     At the Annual Meeting you will be asked to consider and vote upon seven proposals, including a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of November 28, 1994 (the "Merger Agreement"), by and among USA Waste, Chambers Acquisition Corporation ("Acquisition"), a wholly owned subsidiary of USA Waste, and Chambers Development Company, Inc. ("Chambers"). The other proposals include the election of directors for the ensuing year, a proposal to effect certain corporate changes, including changing the domicile of USA Waste from Oklahoma to Delaware, classifying the Board of Directors into three classes with staggered terms, increasing the number of authorized shares, increasing the number of shares that may be issued under the USA Waste 1993 Stock Incentive Plan and ratifying the appointment of USA Waste's auditors. Approval of the proposal to adopt the Merger Agreement is conditioned upon approval of the increase in authorized shares of USA Waste common stock.

     The Merger Agreement provides, among other things, for the merger of Acquisition with and into Chambers (the "Merger"), pursuant to which Chambers would become a wholly owned subsidiary of USA Waste and each outstanding share of common stock and Class A common stock of Chambers would be converted into .41667 of a share of common stock of USA Waste (the "Exchange Ratio"). Upon consummation of the Merger, USA Waste would issue approximately 27.8 million shares of its common stock to the stockholders of Chambers. These shares would represent approximately 54.8% of the total shares of USA Waste's common stock outstanding immediately after the Merger. The Merger is subject to a number of conditions, including obtaining the approval of the shareholders of USA Waste and the stockholders of Chambers, final settlement of certain pending stockholder litigation and certain other proceedings involving Chambers, and obtaining any necessary regulatory waivers or approvals. A summary of the basic terms and conditions of the Merger, certain financial and other information relating to USA Waste and Chambers and a copy of the Merger Agreement are set forth in the accompanying Joint Proxy Statement and Prospectus. Please review and consider the enclosed materials carefully.

     Your Board of Directors has unanimously approved the Merger Agreement. In addition, the Board of Directors has received an opinion from Donaldson, Lufkin & Jenrette Securities Corporation (a copy of which is included in the accompanying Joint Proxy Statement and Prospectus) that the Exchange Ratio is fair to the shareholders of USA Waste from a financial point of view. THE BOARD OF DIRECTORS OF USA WASTE BELIEVES THAT THE PROPOSED MERGER AND THE OTHER PROPOSALS DESCRIBED ABOVE ARE IN THE BEST INTERESTS OF USA WASTE AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE OTHER PROPOSALS SET FORTH IN THE JOINT PROXY STATEMENT AND PROSPECTUS.

     Regardless of the number of shares you hold or whether you plan to attend the Annual Meeting, we urge you to complete, sign, date, and return the enclosed proxy card immediately. If you attend the Annual Meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

                                          Sincerely,

                                          /s/ DONALD F. MOOREHEAD, JR.
                                          Donald F. Moorehead, Jr.
                                          Chairman of the Board

                       CHAMBERS DEVELOPMENT COMPANY, INC.
                             10700 FRANKSTOWN ROAD
                         PITTSBURGH, PENNSYLVANIA 15235

                                                                    May 13, 1995

Dear Stockholder:

     You are cordially invited to attend the Special Meeting of Stockholders of Chambers Development Company, Inc. ("Chambers") to be held June 22, 1995 at 10:00 a.m. Dallas, Texas time at The Grand Kempinski-Dallas Hotel, 15201 Dallas Parkway in Dallas, Texas. The sole purpose of the Special Meeting will be to consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of November 28, 1994 (the "Merger Agreement"), by and among USA Waste Services, Inc. ("USA Waste"), Chambers Acquisition Corporation ("Acquisition"), a wholly owned subsidiary of USA Waste, and Chambers.

     The Merger Agreement provides, among other things, for the merger of Acquisition with and into Chambers (the "Merger") pursuant to which Chambers will become a wholly owned subsidiary of USA Waste and each outstanding share of Chambers Common Stock and Chambers Class A Common Stock will be converted into .41667 of a share of USA Waste's common stock. Based upon the 15,439,668 shares of Chambers Common Stock and the 51,349,459 shares of Chambers Class A Common Stock outstanding as of May 8, 1995, Chambers stockholders will collectively be issued approximately 27.8 million shares of common stock of USA Waste, representing approximately 54.8% of the total issued and outstanding shares of common stock of USA Waste after the Merger.

     The Merger Agreement contains a number of conditions and other terms, all of which are summarized, along with certain financial and other information, in the accompanying Joint Proxy Statement and Prospectus. PLEASE READ AND CONSIDER THE JOINT PROXY STATEMENT AND PROSPECTUS CAREFULLY.

     Your Board of Directors has unanimously approved the Merger Agreement. In addition, the Board of Directors has received the written opinion from its investment advisor, J.P. Morgan Securities Inc. (a copy of which is included with the accompanying Joint Proxy Statement and Prospectus), that the consideration to be received by Chambers' stockholders in the Merger is fair, from a financial point of view, to Chambers' stockholders. YOUR BOARD OF DIRECTORS BELIEVES THAT THE PROPOSED MERGER IS IN THE BEST INTERESTS OF CHAMBERS AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Regardless of the number of shares you hold or whether you plan to attend the Special Meeting, you are urged to complete, sign, date and return the enclosed proxy card immediately. If you attend the Special Meeting, you may vote in person, if you wish, and revoke any previously returned proxy card.

     On behalf of your Board of Directors, I thank you for your support and look forward to the future together with USA Waste.

                                          Sincerely,

                                          /s/ JOHN G. RANGOS, SR.
                                          John G. Rangos, Sr.
                                          Chairman and Chief Executive Officer

                            USA WASTE SERVICES, INC.
                          5000 QUORUM DRIVE, SUITE 300
                              DALLAS, TEXAS 75240

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JUNE 22, 1995

To the Shareholders of
USA Waste Services, Inc.:

     Notice is hereby given that the 1995 Annual Meeting of Shareholders of USA Waste Services, Inc. ("USA Waste") will be held at The Grand Kempinski-Dallas Hotel, 15201 Dallas Parkway, Dallas, Texas 75248, on June 22, 1995, at 2:00 p.m., Dallas, Texas time, to consider and act upon the following proposals:

          1. To approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of November 28, 1994 (the "Merger Agreement"), by and among USA Waste, Chambers Acquisition Corporation ("Acquisition"), a wholly owned subsidiary of USA Waste, and Chambers Development Company, Inc. ("Chambers") providing for, among other things, the merger of Acquisition with and into Chambers (the "Merger") and the conversion of each outstanding share of Chambers common stock, par value $.50 per share, and each outstanding share of Chambers Class A common stock, par value $.50 per share, into .41667 of a share of USA Waste common stock, par value $.01 per share ("USA Waste Common Stock").

          2. To elect nine members to the Board of Directors of USA Waste for the ensuing year; provided, however, that if the Merger is consummated, four members of such Board will resign and four new members will fill the resulting vacancies as more fully described in the accompanying Joint Proxy Statement and Prospectus.

          3. To change the domicile of USA Waste from Oklahoma to Delaware by merging USA Waste into USA Waste Services, Inc., a Delaware corporation and a wholly owned subsidiary of USA Waste ("USA Delaware").

          4. To amend the Certificate of Incorporation of USA Waste to provide for a classified Board of Directors with three classes having staggered terms of three years each; the filling of vacancies on the Board of Directors; the removal of directors; and the establishment of a 66 2/3% voting requirement for shareholders to amend, alter or repeal the foregoing provisions.

          5. To amend the Certificate of Incorporation of USA Waste to increase the authorized shares of USA Waste Common Stock from 50,000,000 to 150,000,000 shares.

          6. To amend the USA Waste 1993 Stock Incentive Plan to increase the aggregate number of shares of USA Waste Common Stock that may be issued under such Plan from 1,000,000 to 4,000,000.

          7. To ratify the appointment of Coopers & Lybrand L.L.P. as independent auditors for the ensuing year.

          8. To transact such other business as may be properly brought before the meeting or any adjournments thereof.

     The implementation of Proposals No. 1 and No. 5 is conditioned on the approval of both such proposals.

     The meeting may be recessed from time to time, and at any reconvened meeting actions with respect to the matters specified in this notice may be taken without further notice to shareholders unless required by the Bylaws of USA Waste.

     Only shareholders of record at the close of business on May 5, 1995, are entitled to notice of and to vote on all matters at the meeting and any adjournments thereof. A list of all shareholders will be available at the Annual Meeting and, during the 10-day period prior to the Annual Meeting, at the offices of USA Waste, 5000 Quorum Drive, Suite 300, Dallas, Texas 75240, during ordinary business hours.

                                          By Order of the Board of Directors,

                                          /s/ GREGORY T. SANGALIS
                                          Gregory T. Sangalis
                                          Corporate Secretary

Dallas, Texas
May 13, 1995

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE MEETING, PLEASE SIGN AND DATE THE
  ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED PREPAID ENVELOPE. IF YOU ATTEND
      THE ANNUAL MEETING, YOU MAY VOTE EITHER IN PERSON OR BY YOUR PROXY.

                       CHAMBERS DEVELOPMENT COMPANY, INC.
                             10700 FRANKSTOWN ROAD
                         PITTSBURGH, PENNSYLVANIA 15235

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JUNE 22, 1995

To the Stockholders of
Chambers Development Company, Inc.:

     Notice is hereby given that a Special Meeting of Stockholders of Chambers Development Company, Inc. ("Chambers") will be held at The Grand
Kempinski-Dallas Hotel, 15201 Dallas Parkway, in Dallas, Texas 75248, on June 22, 1995, at 10:00 a.m., Dallas, Texas time, to consider and act upon the following matter:

        To consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of November 28, 1994 (the "Merger Agreement"), among USA Waste Services, Inc. ("USA Waste"), Chambers Acquisition Corporation ("Acquisition"), and Chambers, providing for, among other things, the merger of Acquisition with and into Chambers (the "Merger"), and the conversion of each outstanding share of Chambers Common Stock, par value $.50 per share, and Chambers Class A Common Stock, par value $.50 per share, into .41667 of a share of USA Waste's common stock, par value $.01 per share, all as more fully described in the accompanying Joint Proxy Statement and Prospectus.

     The meeting may be recessed from time to time, and at any reconvened meeting actions with respect to the matter specified in this notice may be taken without further notice to stockholders unless required by the Bylaws of Chambers.

     Only stockholders of record at the close of business on May 5, 1995, are entitled to notice of and to vote on all matters at the meeting and any adjournments thereof. A list of all stockholders will be available at the Special Meeting and, during the 10-day period prior to the Special Meeting, at the offices of Chambers, 10700 Frankstown Road, Pittsburgh, Pennsylvania 15235, and also at the offices of USA Waste, 5000 Quorum Drive, Suite 300, Dallas, Texas 75240, during ordinary business hours.

                                          By Order of the Board of Directors,

                                          /s/ JOHN G. RANGOS, JR.
                                          John G. Rangos, Jr.
                                          Secretary

Pittsburgh, Pennsylvania
May 13, 1995

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE MEETING, PLEASE SIGN AND DATE THE
  ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED PREPAID ENVELOPE. IF YOU ATTEND
      THE SPECIAL MEETING, YOU MAY VOTE EITHER IN PERSON OR BY YOUR PROXY.

                      JOINT PROXY STATEMENT AND PROSPECTUS

- -------------------------------    ----------------------------------
PROXY STATEMENT, ANNUAL REPORT     PROXY STATEMENT AND ANNUAL REPORT
        AND PROSPECTUS             ----------------------------------
- -------------------------------           CHAMBERS DEVELOPMENT
   USA WASTE SERVICES, INC.                  COMPANY, INC.
 5000 QUORUM DRIVE, SUITE 300            10700 FRANKSTOWN ROAD
      DALLAS, TEXAS 75240            PITTSBURGH, PENNSYLVANIA 15235

                             ---------------------

     This Joint Proxy Statement and Prospectus is being furnished to the shareholders of USA Waste Services, Inc., an Oklahoma corporation ("USA Waste"), in connection with the solicitation of proxies by its Board of Directors to be voted at the Annual Meeting of Shareholders of USA Waste (the "USA Waste Annual Meeting") scheduled to be held on Thursday, June 22, 1995, at 2:00 p.m., Dallas, Texas time, at The Grand Kempinski-Dallas Hotel, 15201 Dallas Parkway, Dallas, Texas 75248, and at any adjournment or postponement thereof, and to the stockholders of Chambers Development Company, Inc., a Delaware corporation ("Chambers"), in connection with the solicitation of proxies by its Board of Directors to be voted at the Special Meeting of Stockholders of Chambers (the "Chambers Special Meeting") scheduled to be held on Thursday, June 22, 1995, at 10:00 a.m., Dallas, Texas time, at The Grand Kempinski -- Dallas Hotel, 15201 Dallas Parkway, Dallas, Texas 75248, and at any adjournment or postponement thereof.

     At the USA Waste Annual Meeting and the Chambers Special Meeting, the holders of common stock, par value $.01 per share ("USA Waste Common Stock"), of USA Waste and the holders of Common Stock, par value $.50 per share ("Chambers Common Stock"), and Class A Common Stock, par value $.50 per share ("Chambers Class A Common Stock"), respectively, of Chambers will be asked to consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of November 28, 1994 (the "Merger Agreement"), among USA Waste, Chambers Acquisition Corporation, a wholly owned subsidiary of USA Waste ("Acquisition"), and Chambers providing for the merger of Acquisition with and into Chambers (the "Merger"). Such approvals are a condition to consummating the Merger. Upon consummation of the Merger, Chambers will become a wholly owned subsidiary of USA Waste and the holders of the issued and outstanding shares of Chambers Common Stock and Chambers Class A Common Stock will receive, at the effective time of the Merger, .41667 of a share of USA Waste Common Stock for each share of Chambers Common Stock or Chambers Class A Common Stock held by them. See "The Plan of Merger and Terms of the Merger." A copy of the Merger Agreement is attached hereto as Appendix A and incorporated herein by reference.

     On May 8, 1995, the closing sale price of USA Waste Common Stock on the New York Stock Exchange was $15.50 per share. Based on such closing price, the consideration to be received by stockholders of Chambers pursuant to the Merger would be approximately $6.46 per share of Chambers Common Stock and Chambers Class A Common Stock. Approximately 50.8 million shares of USA Waste Common Stock will be outstanding after the Merger is consummated, of which approximately 54.8% will be owned by former stockholders of Chambers and approximately 45.2% will be owned by current shareholders of USA Waste. This Joint Proxy Statement and Prospectus also constitutes the prospectus of USA Waste that is a part of the Registration Statement of USA Waste filed with the Securities and Exchange Commission with respect to the issuance and exchange of up to approximately 27.8 million shares of USA Waste Common Stock to be issued pursuant to the Merger. This Joint Proxy Statement and Prospectus is first being mailed to the shareholders of USA Waste and the stockholders of Chambers on or about May 13, 1995.

THE SHARES OF USA WASTE COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER
  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
    COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
      THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT AND
       PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
        OFFENSE.

     THE DATE OF THIS JOINT PROXY STATEMENT AND PROSPECTUS IS MAY 13, 1995

     No person has been authorized to give any information or to make any representation not contained in this Joint Proxy Statement and Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by USA Waste or Chambers. This Joint Proxy Statement and Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, USA Waste Common Stock, or a solicitation of a proxy, in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. Neither the delivery of this Joint Proxy Statement and Prospectus nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of USA Waste or Chambers since the date hereof or that the information in this Joint Proxy Statement and Prospectus is correct as of any time subsequent to the date hereof. All information herein with respect to USA Waste and Acquisition has been furnished by USA Waste, and all information herein with respect to Chambers has been furnished by Chambers.

                             AVAILABLE INFORMATION

     USA Waste and Chambers are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information may be inspected and copied at the offices of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission in Chicago, Illinois at Northwestern Atrium Center, 500 W. Madison, Suite 1400, Chicago, Illinois 60661-2511 and in New York, New York at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Furthermore, USA Waste's securities are listed on the New York Stock Exchange (the "NYSE") and the reports, proxy statements, and other information of USA Waste described above may also be inspected at the NYSE at 20 Broad Street, New York, New York 10005. Chambers' securities are listed on the American Stock Exchange (the "AMEX") and the reports, proxy statements, and other information of Chambers described above may also be inspected at the AMEX at 86 Trinity Place, New York, New York 10006. Upon consummation of the Merger, listing of the Chambers' securities on the AMEX will be terminated.

     USA Waste has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") on Form S-4 with respect to the securities offered hereby. This Joint Proxy Statement and Prospectus also constitutes the Prospectus of USA Waste filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules of the Commission. Statements made in this Joint Proxy Statement and Prospectus as to the contents of any contract, agreement, or other document referred to are not necessarily complete; with respect to each such contract, agreement, or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed as part thereof, are available for inspection and copying at the Commission's offices as described above. After the Merger, registration of the Chambers Common Stock and Chambers Class A Common Stock under the Exchange Act will be terminated.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     USA Waste incorporates herein by reference the following documents filed by it with the Commission (File No. 1-12154) pursuant to the Exchange Act: (i) its Annual Report on Form 10-K for the year ended December 31, 1994, (ii) the description of USA Waste Common Stock contained in USA Waste's Registration Statement on Form 8-A dated July 1, 1993 and (iii) the Current Report on Form 8-K dated February 28, 1994 as filed by Envirofil Inc. ("Envirofil") and as amended by Form 8-K/A dated May 11, 1994, including the combined financial statements of the Acquired New Jersey Solid Waste Companies as of December 31, 1992 and 1993 and for each of the three years in the period ended December 31, 1993.

     Chambers incorporates herein by reference its Annual Report or Form 10-K for the year ended December 31, 1994.

     All documents filed by USA Waste and Chambers pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement and Prospectus and prior to the date of the USA Waste Annual Meeting and the Chambers Special Meeting shall be deemed to be incorporated by reference in this Joint Proxy Statement and Prospectus and to be part hereof from the date of filing of such documents. All information appearing in this Joint Proxy Statement and Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded, for purposes of this Joint Proxy Statement and Prospectus, to the extent that a statement contained herein or in any subsequently filed document that is deemed to be incorporated herein modifies or supersedes any such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement and Prospectus.

     THIS JOINT PROXY STATEMENT AND PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. USA WASTE AND CHAMBERS HEREBY UNDERTAKE TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS JOINT PROXY STATEMENT AND PROSPECTUS HAS BEEN DELIVERED, ON WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS REFERRED TO ABOVE THAT HAVE BEEN OR MAY BE INCORPORATED INTO THIS JOINT PROXY STATEMENT AND PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). DOCUMENTS RELATING TO USA WASTE ARE AVAILABLE UPON REQUEST FROM USA WASTE SERVICES, INC., 5000 QUORUM DRIVE, SUITE 300, DALLAS, TEXAS 75240, ATTENTION: EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, TELEPHONE NUMBER 214-383-7900. DOCUMENTS RELATING TO CHAMBERS ARE AVAILABLE UPON REQUEST FROM CHAMBERS DEVELOPMENT COMPANY, INC., 10700 FRANKSTOWN ROAD, PITTSBURGH, PENNSYLVANIA 15235, ATTENTION: SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, TELEPHONE NUMBER 412-242-6237. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED BY JUNE 15, 1995.

                               TABLE OF CONTENTS

                                                 PAGE
                                                 -----
AVAILABLE INFORMATION..........................     ii
INCORPORATION OF CERTAIN INFORMATION BY
  REFERENCE....................................     ii
SUMMARY........................................      1
  The Companies................................      1
  The Shareholders' Meetings...................      1
  The Merger...................................      2
  Stockholders' Comparative Rights.............      7
  Market Price Data............................      8
  Summary Financial Information................      9
  Other Proposals to be Presented at the USA
    Waste Annual Meeting.......................     13
RISK FACTORS...................................     14
  Reliance on Future Acquisitions for Growth...     14
  Limitation on Use of Net Operating Loss
    Carryforwards..............................     14
  High Degree of Leverage......................     14
  Operations Could be Adversely Affected by
    Government Regulation and Potential
    Litigation.................................     14
  Potential Liability for Environmental
    Damage.....................................     14
  Profitability May be Affected by
    Competition................................     15
  Expected Benefits of Combined Business May
    Not be Achieved............................     15
  Exchange Ratio Will Not Reflect Any Change in
    Stock Prices...............................     15
  Chambers' Existing Financing Requirements....     15
THE MEETINGS...................................     16
  Date, Time, and Place of the Meetings........     16
  Purpose of the Meetings......................     16
  Record Date and Outstanding Shares...........     16
  Voting and Revocation of Proxies.............     17
  Vote Required for Approval...................     17
  Solicitation of Proxies......................     18
  Other Matters................................     18
THE MERGER AND RELATED
  TRANSACTIONS.................................     18
  General Description of the Merger............     18
  Background of the Merger.....................     19
  USA Waste's Reasons for the Merger...........     22
  Recommendation of the Board of Directors of
    USA Waste..................................     23
  Chambers' Reasons for the Merger.............     23
  Recommendation of the Board of Directors of
    Chambers...................................     24
  Opinion of Financial Advisor to USA Waste....     24
  Opinion of Financial Advisor to Chambers.....     29
  Conflicts of Interests.......................     33
  Shareholders Agreement.......................     35
  Financing Arrangements.......................     35
  Certain Federal Income Tax Consequences......     36
  Net Operating Loss Carryforwards.............     38
  Accounting Treatment.........................     39
  Government and Regulatory Approvals..........     39
  Settlement of Certain Chambers Litigation....     40
  Restrictions on Resales by Affiliates........     40
ELECTION OF USA WASTE DIRECTORS................     41
  Nominees for Election as Directors...........     41
  Board of Directors After the Merger..........     44
  Meetings, Committees and Compensation........     45

                                                 PAGE
                                                 -----
  Beneficial Ownership of USA Waste
    Common Stock...............................     46
  Executive Compensation.......................     47
  Compensation Committee Interlocks and Insider
    Participation in Compensation Decisions....     52
  Certain Relationships and Related
    Transactions...............................     52
  Filing of Reports of Stock Ownership.........     54
THE REINCORPORATION............................     54
  Principal Reason for Reincorporation.........     56
  Director Liability...........................     56
  Indemnification of Directors, Officers and
    Other Agents...............................     56
  Consents for Corporate Control...............     57
  Possible Negative Considerations.............     58
  Other Concerns...............................     59
CLASSIFICATION OF THE USA WASTE BOARD AND
  RELATED MATTERS..............................     60
  Classified Board.............................     60
  Filling Vacancies............................     61
  Removal of Directors.........................     61
  Amendment, Alteration or Repeal of These
    Provisions.................................     61
AMENDMENT TO INCREASE THE NUMBER OF AUTHORIZED
  SHARES.......................................     62
AMENDMENT OF THE USA WASTE 1993 STOCK INCENTIVE
  PLAN.........................................     63
RATIFICATION OF APPOINTMENT OF AUDITORS........     64
THE PLAN OF MERGER AND TERMS OF THE MERGER.....     64
  Effective Time of the Merger.................     64
  Manner and Basis for Converting Shares.......     64
  Chambers Options.............................     65
  Conditions to the Merger.....................     65
  Representations and Warranties of USA Waste
    and Chambers...............................     67
  Conduct of the Business of USA Waste and
    Chambers Prior to the Merger...............     68
  No Solicitation of Acquisition
    Transactions...............................     69
  Conduct of the Business of the Combined
    Companies Following the Merger.............     70
  Termination or Amendment.....................     71
  Termination Fees.............................     71
  Expenses.....................................     72
  Indemnification..............................     72
  Arrangements with Certain Individuals........     72
COMPARATIVE RIGHTS OF STOCKHOLDERS OF USA WASTE
  AND CHAMBERS.................................     73
USA WASTE AND CHAMBERS COMBINED HISTORICAL
  UNAUDITED PRO FORMA CONDENSED FINANCIAL
  STATEMENTS...................................     74
  Notes to Combined Historical Unaudited Pro
    Forma Condensed Financial Statements.......     79
SUPPLEMENTAL INFORMATION RELATING TO PRO FORMA
  STATEMENT OF OPERATIONS FOR THE YEAR ENDED
  DECEMBER 31, 1994............................     81
PRINCIPAL STOCKHOLDERS OF USA WASTE AND
  CHAMBERS.....................................     82

                                                 PAGE
                                                 -----
MARKET PRICE DATA..............................     83
  Market Information...........................     83
  Dividend Information.........................     84
DESCRIPTION OF USA WASTE.......................     85
  Industry Background..........................     85
  Strategy.....................................     85
  Operations...................................     86
  Marketing and Sales..........................     89
  Competition..................................     89
  Pricing......................................     90
  Employees....................................     90
  Insurance and Performance Bonds..............     90
  Regulation...................................     91
  Properties...................................     95
  Legal Matters................................     95
  Selected Historical Consolidated Financial
    Data of USA Waste..........................     97
MANAGEMENT'S DISCUSSION AND ANALYSIS OF USA
  WASTE'S FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...................................     98
  Introduction.................................     98
  Results of Operations for the Three Years
    Ended December 31, 1994....................    100
  Liquidity and Capital Resources..............    102
  Environmental Matters........................    103
  Seasonality and Inflation....................    104
DESCRIPTION OF CHAMBERS........................    105
  Operations...................................    105
  Competition..................................    108
  Marketing....................................    109
  Regulation...................................    109
  Bonding and Insurance........................    111
  Employees....................................    111
  Properties...................................    112
  Legal Proceedings............................    112
  Selected Historical Consolidated Financial
    Data of Chambers...........................    118

                                                 PAGE
                                                 -----
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  CHAMBERS' FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...................................    119
  Results of Operations for the Three Years
    Ended December 31, 1994....................    119
  Liquidity and Capital Resources..............    124
  Capital Expenditures.........................    127
  Environmental Matters........................    128
DESCRIPTION OF USA WASTE CAPITAL STOCK.........    129
  Common Stock.................................    129
  Preferred Stock..............................    129
  Authorized But Unissued Shares...............    130
  Transfer Agent and Registrar.................    130
  Limited Liability and Indemnification of
    Officers and Directors.....................    130
LEGAL MATTERS..................................    131
EXPERTS........................................    131
PROPOSALS OF SHAREHOLDERS FOR ANNUAL
  MEETINGS.....................................    131
OTHER MATTERS..................................    132
INDEX TO FINANCIAL STATEMENTS..................    F-1
APPENDIX A -- Amended and Restated Agreement
  and Plan of Merger...........................   AA-1
APPENDIX B -- Fairness Opinion of Donaldson,
  Lufkin & Jenrette Securities Corporation.....   BB-1
APPENDIX C -- Fairness Opinion of J.P. Morgan
  Securities Inc...............................   CC-1
APPENDIX D -- Reincorporation Merger
  Agreement....................................   DD-1
APPENDIX E -- Certificate of Incorporation of
  USA Delaware.................................   EE-1
APPENDIX F -- Bylaws of USA Delaware...........   FF-1
APPENDIX G -- Articles of Amendment of USA
  Waste........................................   GG-1

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement and Prospectus. The information contained in this summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Joint Proxy Statement and Prospectus and the documents incorporated herein by reference.

                                 THE COMPANIES

USA WASTE SERVICES, INC.

     USA Waste Services, Inc. ("USA Waste") is an integrated solid waste management company operating in the non-hazardous segment of the industry, including collection, transfer, recycling, disposal and soil remediation. USA Waste provides solid waste management services to the full spectrum of municipal, commercial, industrial and residential customers with operations in California, Illinois, Indiana, Missouri, New Jersey, North Dakota, Ohio, Oklahoma, Pennsylvania, Texas, Washington and West Virginia. Based on 1994 revenues, USA Waste is currently the sixth largest publicly traded non-hazardous solid waste management company in the United States and Chambers Development Company, Inc. is the fourth. Upon consummation of the Merger, USA Waste will become the third largest such company, based on information currently available to management. Chambers Acquisition Corporation ("Acquisition") is a wholly owned subsidiary of USA Waste organized for the purpose of effecting the Merger pursuant to the Merger Agreement. Acquisition has no material assets and has not engaged in any activities except in connection with the Merger.

     The principal executive offices of USA Waste and Acquisition are located at 5000 Quorum Drive, Suite 300, Dallas, Texas 75240, and the telephone number is
(214) 383-7900. References to USA Waste at the time of consummation of the Merger and thereafter shall mean the surviving Delaware corporation into which USA Waste merges for purposes of changing the domicile of USA Waste from Oklahoma to Delaware. See "The Reincorporation."

CHAMBERS DEVELOPMENT COMPANY, INC.

     Chambers Development Company, Inc. ("Chambers") provides integrated solid waste services in the United States, with operations or properties at the end of 1994 in selected areas of Florida, Georgia, Illinois, Maryland, Mississippi, New Jersey, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, and West Virginia. Major elements of the business include the operation, management, construction and engineering of solid waste sanitary landfills, transfer stations, recycling facilities, and related operations. Chambers also provides the services of collecting, hauling and recycling solid waste for municipal, commercial, industrial and residential customers. The principal executive offices of Chambers are located at 10700 Frankstown Road, Pittsburgh, Pennsylvania 15235, and the telephone number is (412) 242-6237. See "Description of Chambers."

                           THE SHAREHOLDERS' MEETINGS

     The USA Waste Annual Meeting will be held at 2:00 p.m., Dallas, Texas time on June 22, 1995, at The Grand Kempinski-Dallas Hotel, 15201 Dallas Parkway, Dallas, Texas, for the purpose of considering and acting upon proposals to (i) approve and adopt the Merger Agreement, (ii) elect directors for the ensuing year, (iii) change the domicile of USA Waste from Oklahoma to Delaware, (iv) provide for a classified Board of Directors, (v) increase the number of authorized shares of USA Waste Common Stock, (vi) increase the number of shares that may be issued under the USA Waste 1993 Stock Incentive Plan and (vii) ratify the appointment of USA Waste's auditors for the ensuing year. The Chambers Special Meeting will be held at 10:00 a.m., Dallas, Texas time on June 22, 1995, at The Grand Kempinski-Dallas Hotel, 15201 Dallas Parkway, Dallas, Texas, for the sole purpose of approving and adopting the Merger Agreement.

     Only those shareholders of USA Waste and stockholders of Chambers of record at the close of business on May 5, 1995 (the "Record Date"), are entitled to notice of, and to vote at, the USA Waste Annual Meeting and the Chambers Special Meeting, respectively.

     Pursuant to the rules of the NYSE, approval and adoption of the Merger Agreement require the affirmative vote of the holders of a majority of the shares of USA Waste Common Stock voted, in person or by proxy, at the USA Waste Annual Meeting, provided that the total vote cast on the proposal represents a majority of the shares entitled to vote thereon. At the close of business on the Record Date, there were 22,967,256 shares of USA Waste Common Stock outstanding and entitled to vote at the USA Waste Annual Meeting. All executive officers and directors of USA Waste who are shareholders of USA Waste, who collectively have the right to vote approximately 2,958,500 shares of USA Common Stock, representing approximately 12.9% of the shares outstanding as of the Record Date, have indicated to USA Waste that they intend to vote the shares of USA Waste Common Stock over which they have voting control in favor of the Merger Agreement. See "The Meetings -- Vote Required for Approval."

     Pursuant to Delaware law and the terms of the Certificate of Incorporation of Chambers, approval and adoption of the Merger Agreement require the affirmative vote of a majority of the votes to which holders of shares of Chambers Common Stock and Chambers Class A Common Stock outstanding on the Record Date are entitled, voting together as a single class. At the close of business on the Record Date, there were 15,439,668 shares of Chambers Common Stock and 51,349,459 shares of Chambers Class A Common Stock outstanding and entitled to vote at the Chambers Special Meeting. Holders of Chambers Common Stock are entitled to ten votes per share and holders of Chambers Class A Common Stock are entitled to one vote per share. The executive officers and directors of Chambers who are stockholders of Chambers and certain principal stockholders of Chambers, who collectively have the right to vote approximately 13,478,850 shares of Chambers Common Stock and 11,706,980 shares of Chambers Class A Common Stock, representing approximately 71.2% of the votes outstanding as of the Record Date, have indicated to Chambers that they intend to vote such shares in favor of the Merger Agreement. The affirmative vote of such persons would be sufficient to approve the Merger Agreement. See "The Meetings -- Vote Required for Approval."

                                   THE MERGER

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     The Board of Directors of USA Waste has approved the Merger Agreement and has directed that it be submitted to the shareholders of USA Waste. The Board of Directors of USA Waste unanimously recommends that the shareholders of USA Waste approve and adopt the Merger Agreement. See "The Merger and Related
Transactions -- Background of the Merger," "-- USA Waste's Reasons for the Merger" and "-- Recommendation of the Board of Directors of USA Waste." In considering the recommendation of the USA Waste Board of Directors with respect to the Merger, USA Waste shareholders should be aware that certain officers and directors of USA Waste have employment agreements that may require severance payments upon a change of control such as the Merger. See "The Merger and Related Transactions -- Conflicts of Interest."

     The Board of Directors of Chambers has approved the Merger Agreement and has directed that it be submitted to the stockholders of Chambers. The Board of Directors of Chambers unanimously recommends that the stockholders of Chambers approve and adopt the Merger Agreement. See "The Merger and Related
Transactions -- Background of the Merger," "-- Chambers' Reasons for the Merger" and "-- Recommendation of the Board of Directors of Chambers." In considering the recommendation of the Chambers' Board of Directors with respect to the Merger, Chambers stockholders should be aware that certain officers and directors of Chambers have direct or indirect interests in recommending the Merger, apart from their interests as stockholders of Chambers, which are not identical to those of unaffiliated stockholders of Chambers. See "The Merger and Related Transactions -- Conflicts of Interest."

CONFLICTS OF INTEREST

     Certain members of the Board of Directors and management of USA Waste and Chambers have certain interests separate from their interests as stockholders. Such conflicts of interest include: (i) certain officers of Chambers will become directors and/or officers of USA Waste upon consummation of the Merger, (ii) certain officers of Chambers and USA Waste have employment agreements that may require severance payments in the event of a "change of control" such as the Merger, (iii) upon consummation of the Merger, USA Waste has agreed to exercise an option to purchase certain land from John G. Rangos, Sr. and certain other affiliated persons, (iv) upon settlement of the Chambers shareholder litigation, certain officers of Chambers, doing business as Synergy Associates, have agreed to contribute a building, currently used as Chambers' headquarters, to Chambers, resulting in the extinguishment of future lease obligations of Chambers and the assumption by Chambers of the loan obligation of Synergy Associates as to which Chambers is guarantor, and (v) certain executive officers of Chambers hold options to acquire Chambers Class A Common Stock, which will become fully vested and exercisable immediately into shares of USA Waste Common Stock upon consummation of the Merger. For more information on such conflicts of interest, see "The Merger and Related Transactions -- Conflicts of Interest."

OPINIONS OF FINANCIAL ADVISORS

     On December 19, 1994, the Board of Directors of USA Waste received a verbal opinion from Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to the effect that the Exchange Ratio (as hereinafter defined) is fair to the shareholders of USA Waste from a financial point of view, and on the date hereof received a written opinion to such effect. On December 19, 1994, the Board of Directors of Chambers received a written opinion from J.P. Morgan Securities Inc. ("J.P. Morgan") to the effect that the consideration to be received by the stockholders of Chambers in the Merger is fair from a financial point of view. J.P. Morgan confirmed, as of the date hereof, its opinion of December 19, 1994. The full text of the written opinions of DLJ and J.P. Morgan are attached to this Joint Proxy Statement and Prospectus as Appendices B and C, respectively. See "The Merger and Related Transactions -- Opinions of Financial Advisors."

CERTAIN TERMS OF THE MERGER

     Exchange Ratio. At the Effective Time (as hereinafter defined), Acquisition will merge with and into Chambers and Chambers will become a wholly owned subsidiary of USA Waste. In the Merger, each outstanding share of Chambers Common Stock and Chambers Class A Common Stock will be converted into .41667 of a share of USA Waste Common Stock (the "Exchange Ratio").

     Based upon the number of shares of common stock of USA Waste and Chambers outstanding as of the Record Date, approximately 50.8 million shares of USA Waste Common Stock will be outstanding immediately after the Effective Time, of which approximately 27.8 million shares, representing 54.8% of the total, will be held by former holders of Chambers Common Stock and Chambers Class A Common Stock.

     Fractional Shares. No fractional shares of USA Waste Common Stock will be issued pursuant to the Merger. In lieu of such fractional shares, each holder who would otherwise receive a fractional share will receive cash (without interest) in an amount equal to the product of such fractional part of a share of USA Waste Common Stock multiplied by the closing price of the USA Waste Common Stock on the last trading day preceding the Effective Time.

     Effective Time of the Merger. The Merger will become effective upon the issuance of a certificate of merger by the Secretary of State of Delaware (the "Effective Time"). Assuming the requisite shareholder approval of the Merger Agreement is obtained, it is anticipated that the Effective Time of the Merger will occur as soon as practicable following the Meetings. If all other conditions to the Merger have not been satisfied prior to the Meetings, however, it is expected that the Merger will occur as soon as practicable after such conditions have been satisfied or waived.

     Exchange of Chambers Common Stock Certificates. Promptly after consummation of the Merger, The First National Bank of Boston (the "Exchange Agent") will mail a letter of transmittal with instructions to each holder of record of Chambers Common Stock and Chambers Class A Common Stock for use in exchanging certificates representing shares of Chambers Common Stock and Chambers Class A Common Stock for certificates representing shares of USA Waste Common Stock and cash in lieu of any fractional shares. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF CHAMBERS COMMON STOCK AND CHAMBERS CLASS A COMMON STOCK UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. See "The Plan of Merger and Terms of the Merger -- Manner and Basis for Converting Shares."

     Assumption of Chambers Options. Pursuant to the Merger Agreement and immediately after the Effective Time, USA Waste will assume the obligations under each outstanding option to purchase Chambers Class A Common Stock (a "Chambers Option") that remains unexercised in whole or in part. Accordingly, each Chambers Option will remain outstanding as an option to purchase, in place of the shares of Chambers Class A Common Stock previously subject to such Chambers Option, that number of shares of USA Waste Common Stock equal to the product of the number of shares of Chambers Class A Common Stock subject to the Chambers Option multiplied by the Exchange Ratio. The exercise price per share of USA Waste Common Stock will be equal to the previous exercise price per share under the Chambers Option divided by the Exchange Ratio. See "The Plan of Merger and Terms of the Merger -- Chambers Options." Ten of the executive officers of Chambers hold options to acquire 860,600 shares of Chambers Class A Common Stock pursuant to the terms of certain stock option agreements, at exercise prices ranging from $2.25 to $17.44. See "The Merger and Related
Transactions -- Conflicts of Interest."

     Indemnification. The Merger Agreement provides that the officers, directors, employees and agents of Chambers will be indemnified against certain liabilities and costs, including those arising out of, relating to or in connection with any action or omission occurring prior to the Effective Time or arising out of or pertaining to the transactions contemplated by the Merger Agreement. See "The Plan of Merger and Terms of the Merger -- Indemnification."

CONDITIONS TO THE MERGER

     Certain Federal Income Tax Consequences. USA Waste has received an opinion of its counsel to the effect that no gain or loss will be recognized by USA Waste or Acquisition for federal income tax purposes as a result of consummation of the Merger. Chambers has received an opinion of its counsel to the effect that no gain or loss will be recognized for federal income tax purposes by Chambers or holders of Chambers Common Stock or Chambers Class A Common Stock as a result of consummation of the Merger, except for gain or loss attributable to cash received in lieu of fractional shares. Receipt of these opinions is a condition precedent to the consummation of the Merger. See "The Merger and Related Transactions -- Certain Federal Income Tax Consequences."

     Accounting Treatment. It is a condition precedent to the closing of the Merger that USA Waste will receive a letter from Coopers & Lybrand L.L.P., independent public accountants, that the Merger will qualify as a "pooling of interests" for accounting and financial reporting purposes. See "The Merger and Related Transactions -- Accounting Treatment."

     Certain Chambers Litigation. In 1992, Chambers and its affiliates became defendants in a number of federal and state lawsuits arising from an announcement of a change in Chambers' accounting method in March 1992 and a subsequent $362 million reduction in retained earnings as of December 31, 1991. In addition, in 1992, the Commission initiated an investigation with respect to Chambers' accounting method and the accuracy of its financial statements and into the possibility that persons or entities had traded in Chambers' securities on the basis of inside information prior to the announcement of the change in accounting policies. On February 24, 1995, Chambers and shareholder representatives executed definitive agreements providing for the settlement and dismissal of the shareholder litigation and the payment of up to $85.9 million by Chambers. On March 22, 1995, the court granted preliminary approval of the settlements and the distribution of notices to Chambers' stockholders and the plaintiff class members regarding the settlements. A hearing upon the fairness, reasonableness and adequacy of the proposed settlements has been scheduled for May 19, 1995. In connection with the Commission investigation, on May 9, 1995, the Commission announced the filing of a complaint against Chambers alleging that Chambers violated the antifraud provisions of the

Securities Act and the antifraud, reporting, internal controls and recordkeeping provisions of the Exchange Act. Chambers simultaneously consented, without admitting or denying the allegations, to the entry of an order enjoining it from violating certain provisions of the Securities Act and the Exchange Act and requiring Chambers to pay a civil penalty of $500,000. For a description of the lawsuits, the settlement agreements and the Commission investigation, see "Description of Chambers -- Legal Proceedings." Consummation of the Merger is conditioned upon the shareholder litigation having been fully and irrevocably settled and receipt of approval of the Commission to a consent order with respect to the Commission's investigation as to Chambers' accounting method and the accuracy of its financial statements upon terms and conditions satisfactory to USA Waste. See "The Merger and Related Transactions -- Settlement of Certain Chambers Litigation."

     Governmental and Regulatory Approvals. Consummation of the Merger is conditioned upon the expiration or termination of the waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). On March 1, 1995, and March 10, 1995, USA Waste and Chambers, respectively, filed notification reports under the HSR Act with the Federal Trade Commission and the Antitrust Division of the Department of Justice. The waiting period expired on April 9, 1995. See "The Merger and Related Transactions -- Government and Regulatory Approvals." USA Waste and Chambers are aware of no other governmental or regulatory approvals required for consummation of the Merger, other than as required to comply with applicable federal and state securities laws.

     No Injunction Preventing Merger. Consummation of the Merger is subject to the condition that no injunction or decree by any federal or state court that prevents the consummation of the Merger shall have been issued and remain in effect. Between December 1994 and February 1995, three class action lawsuits naming Chambers and its officers and directors and USA Waste and Envirofil, Inc. ("Envirofil"), a subsidiary of USA Waste, which was originally a party to the Merger Agreement in place of Acquisition, as defendants were filed in the State of Delaware seeking an injunction to the consummation of the Merger. Counsel for the parties have engaged in settlement discussions and, based thereon, USA Waste and Chambers anticipate a definitive agreement, subject to court approval, will be finalized before the USA Waste Annual Meeting and the Chambers Special Meeting. See "Description of USA Waste -- Legal Proceedings" and "Description of Chambers -- Legal Proceedings."

     Other Conditions to the Merger. In addition to the approval and adoption of the Merger Agreement by the requisite votes of USA Waste shareholders and Chambers stockholders and the satisfaction of the conditions described above, the respective obligations of USA Waste and Chambers to effect the Merger are subject to the satisfaction or waiver, where permissible, of certain other conditions, including, without limitation, (i) the shares of USA Waste Common Stock issuable in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance; (ii) receipt of letters from each of Coopers & Lybrand L.L.P. and Deloitte & Touche LLP, certified public accountants, to USA Waste and Chambers' respectively, with respect to certain financial information included in this Joint Proxy Statement and Prospectus;
(iii) the consents of lenders of USA Waste and Chambers or the refinancing of Chambers' outstanding bank indebtedness; and (iv) the opinions of the financial advisors shall not have been withdrawn. With respect to the required consents of lenders or refinancing, USA Waste and Chambers currently intend to obtain a new credit facility effective upon consummation of the Merger pursuant to which the outstanding indebtedness of each company would be refinanced. There can be no assurance that such a facility will be obtained or that all of the conditions set forth in the Merger Agreement will be satisfied. See "The Plan of Merger and Terms of the Merger -- Conditions to the Merger."

NO SOLICITATION

     The Merger Agreement provides that neither Chambers nor USA Waste will initiate, solicit, negotiate, encourage, or provide confidential information to facilitate, and each of Chambers and USA Waste will (i) cause any officer, director, or employee of, or any attorney, accountant, or other agent retained by it and (ii) use its reasonable best efforts to cause any financial advisor or investment banker retained by it, not to initiate, solicit, negotiate, encourage, or provide non-public or confidential information to facilitate, any proposal or offer to acquire all or any substantial part of the business and properties or any capital stock of Chambers or USA Waste. Notwithstanding the foregoing, Chambers or USA Waste may, under certain circumstances, furnish confidential or non-public information concerning its business, properties, or assets in response to an unsolicited request therefor. Chambers or USA Waste may enter into a definitive agreement for such acquisition with a potential acquiror with which it is permitted to negotiate, but only if
(i) its board of directors has duly determined that such transaction would yield a materially higher value to its stockholders than the Merger and that execution of such definitive agreement is in the best interests of its stockholders, (ii) at least ten business days prior to the execution of such definitive agreement, it has furnished the other party with a copy of such definitive agreement, and
(iii) such other party has failed within such ten-day period to offer to amend the terms of the Merger Agreement in order that the Merger would yield a value to such party's stockholders at least equal to the third party acquisition transaction. See "The Merger Agreement and Terms of the Merger -- No Solicitation of Acquisition Transactions."

TERMINATION OR AMENDMENT OF MERGER AGREEMENT

     Termination. The Merger Agreement may be terminated under certain circumstances, including (a) with the mutual consent of USA Waste and Chambers or (b) either by USA Waste or Chambers at any time prior to the consummation of the Merger (i) if the Merger is not completed by July 31, 1995 for reasons other than delay on the part of the party requesting termination (the "Terminating Party") or any of its 5% stockholders or any of their affiliates or associates,
(ii) if the Merger is enjoined by a final, unappealable court order not entered into at the request or with the support of the Terminating Party or any of its 5% stockholders or any of their affiliates or associates, (iii) if (x) the Terminating Party receives an offer from any third party with respect to a merger, sale of substantial assets or other business combination, (y) the Board of Directors of the Terminating Party determines, in good faith and after consultation with an independent financial advisor, that such offer would yield a materially higher value for the Terminating Party or its stockholders than the Merger, and (z) the other party fails, within ten business days after notice, to match such offer, (iv) if (x) a tender offer or exchange offer is commenced by a third party for all of the outstanding shares of the Terminating Party's stock,
(y) the Board of Directors of the Terminating Party determines, in good faith and after consultation with an independent financial advisor, that such offer would yield a materially higher value for the Terminating Party or its stockholders than the Merger, and (z) the other party fails, within ten business days after notice of such determination and of the terms of the offer, to match such offer; or (v) if the party other than the Terminating Party (x) fails to perform any material covenant contained in the Merger Agreement in any material respect and (y) does not so perform within 30 days after the Terminating Party delivers written notice of the alleged failure. As of the date of this Joint Proxy Statement and Prospectus, neither party has received an acquisition offer of the nature described in clause (iii) above nor is either party aware of the commencement of a tender offer or exchange offer of the nature described in clause (iv) above.

     Amendment. The Merger Agreement may be amended or supplemented by an instrument in writing signed on behalf of each party and in compliance with applicable law. Such amendment may occur at any time, including after the Merger Agreement has been approved by the shareholders of USA Waste and the stockholders of Chambers at the Meetings. See "The Plan of Merger and Terms of the Merger -- Termination or Amendment."

     Termination Fees; Expenses. Under certain circumstances, USA Waste or Chambers may be required to pay the other a fee and to reimburse the other for its expenses upon termination of the Merger Agreement. Certain expenses incurred in connection with this Joint Proxy Statement and Prospectus will be shared equally by USA Waste and Chambers. All other costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated. See "The Plan of Merger and Terms of the Merger -- Termination Fees" and " -- Expenses."

SHAREHOLDERS AGREEMENT

     Certain of the principal shareholders of USA Waste and Chambers will enter into a Shareholders Agreement (the "Shareholders Agreement") at the Effective Time of the Merger. The Shareholders Agreement will provide, among other things, for certain matters to require the approval of a two-thirds vote of the Board of Directors and for certain members of the Rangos family, principal shareholders of Chambers

("Rangos Shareholders"), to participate in the naming of members of USA Waste's Board of Directors and Executive Committee. The Shareholders Agreement will remain in effect until the aggregate number of shares of USA Waste Common Stock beneficially held by the Rangos Shareholders and their affiliates is less than 5% of the outstanding shares of USA Waste Common Stock. Pursuant to the Shareholders Agreement, USA Waste and Messrs. Moorehead and Drury will agree to use their best efforts to cause two representatives of the Rangos Shareholders (who initially will be John G. Rangos, Sr. and Alexander W. Rangos) to be appointed as directors of USA Waste. In addition, during the term of the Shareholders Agreement, USA Waste, Messrs. Moorehead and Drury, and the Rangos Shareholders will use their best efforts to cause the Board of Directors to include at all times (in addition to the two directors designated by the Rangos Shareholders) four independent directors who are approved by at least four members of the Executive Committee of the Board of Directors. The Shareholders Agreement will also provide that USA Waste and Messrs. Moorehead and Drury will use their best efforts to establish and maintain an Executive Committee of the Board of Directors consisting of five directors and to cause the Executive Committee to include the two directors designated by the Rangos Shareholders. It is currently anticipated that the four independent directors to be approved by the Executive Committee will be George L. Ball, Richard J. Heckmann, William E. Moffett and Peter J. Gibbons. See "Election of USA Waste Directors -- Nominees for Election as Directors."

     Following the Merger, John E. Drury will be Chairman of USA Waste, Donald
F. Moorehead, Jr. and John G. Rangos, Sr. will become Vice Chairmen, and Alexander W. Rangos will become Executive Vice President for Landfill Development. See "The Plan of Merger and Terms of the Merger -- Conduct of the Business of the Combined Companies Following the Merger."

NO APPRAISAL RIGHTS

     Neither Oklahoma law nor Delaware law requires that holders of USA Waste Common Stock or Chambers Common Stock or Chambers Class A Common Stock who object to the Merger and who vote against or abstain from voting in favor of the Merger be afforded any appraisal rights or the right to receive cash for their shares. Neither USA Waste nor Chambers intends to make available any such rights to its shareholders or stockholders.

CONDITIONS TO ADOPTION OF THE MERGER PROPOSAL

     In addition to the Merger proposal, shareholders of USA Waste are being asked to approve several other proposals, including an increase in authorized shares of USA Waste Common Stock from 50,000,000 to 150,000,000. Adoption of the Merger proposal is conditioned upon approval of the increase in authorized shares of USA Waste Common Stock by the USA Waste shareholders. See "-- Other Proposals to be Presented at the USA Waste Annual Meeting." Adoption of the proposal approving an increase in authorized shares is also conditioned upon approval of the Merger.

                        STOCKHOLDERS' COMPARATIVE RIGHTS

     The rights of stockholders of Chambers are currently governed by Delaware law, Chambers' Certificate of Incorporation, as amended, and Chambers' Bylaws, as amended. Approval of the reincorporation proposal by USA Waste shareholders will change USA Waste's domicile from Oklahoma to Delaware through a merger (the "Reincorporation Merger") of USA Waste into USA Delaware. The merger agreement governing the Reincorporation Merger permits the Board of Directors of USA Waste or USA Delaware to abandon the Reincorporation Merger. Assuming that the Reincorporation Merger is consummated, the rights of USA Waste's shareholders after the Merger (including those persons who were stockholders in Chambers prior to the Merger) will be governed by Delaware law and the Certificate of Incorporation and Bylaws of USA Delaware. If the Reincorporation Merger is not approved or is abandoned, the rights of USA Waste's shareholders after the Merger (including those persons who were stockholders in Chambers prior to the Merger) will be governed by Oklahoma law, and USA Waste's Certificate of Incorporation and USA Waste's Bylaws, as amended. In addition, all holders of USA Waste's Common Stock hold shares of a single class, whereas Chambers maintains a two class equity structure. As a result, holders of Chambers Class A Common Stock will lose their preferential dividend rights and the exclusive right to elect one-fourth of the number (or next higher whole number) of directors while participating in the election of the remaining directors; holders of Chambers Common Stock will lose their preferential voting rights upon consummation of the Merger. See "Comparative Rights of Stockholders of USA Waste and Chambers."

                               MARKET PRICE DATA

     USA Waste Common Stock is traded on the NYSE under the symbol "UW." Prior to July 20, 1993, USA Waste Common Stock was quoted on the Nasdaq National Market ("Nasdaq"). Chambers Common Stock and Chambers Class A Common Stock are traded on the AMEX under the symbols "CDVB" and "CDVA," respectively. The following table sets forth the range of high and low closing sale prices for USA Waste Common Stock as reported on the NYSE and Chambers Common Stock and Chambers Class A Common Stock as reported on the AMEX for the calendar quarters indicated. For periods prior to July 20, 1993, prices indicated for USA Waste Common Stock reflect high and low closing sales prices as quoted on the Nasdaq.

                                                                            CHAMBERS
                                                             ---------------------------------------
                                                                                   CLASS A COMMON
                                          USA WASTE           COMMON STOCK              STOCK
                                       ---------------       ---------------     -------------------
                                        HIGH     LOW          HIGH     LOW        HIGH         LOW
                                       ------   ------       ------   ------     ------       ------
1993
First Quarter........................  $14.50   $13.25       $ 7.38   $ 4.69     $ 7.25       $ 4.69
Second Quarter.......................   13.75    11.75         5.00     3.19       4.81         3.13
Third Quarter........................   15.00    11.50         5.25     3.69       5.38         3.75
Fourth Quarter.......................   12.50     9.75         4.50     3.69       4.50         3.56
1994
First Quarter........................  $15.00   $11.38       $ 5.50   $ 3.50     $ 5.50       $ 3.50
Second Quarter.......................   13.38    10.58         4.00     2.50       4.13         2.00
Third Quarter........................   15.13    11.50         2.88     2.06       2.75         1.81
Fourth Quarter.......................   15.13    11.00         4.25     2.00       4.25         1.81
1995
First Quarter........................  $12.25   $10.13       $ 4.69   $ 3.63     $ 4.75       $ 3.63
Second Quarter (through May 8).......   15.50    11.50         5.75     4.44       5.88         4.44

     On November 25, 1994, the last trading day prior to announcement by USA Waste and Chambers that they had reached an agreement concerning the Merger, the closing sale price of USA Waste Common Stock as reported on the NYSE was $14.00 per share and the closing sale prices of Chambers Common Stock and Chambers Class A Common Stock as reported on the AMEX were $3.13 and $3.00 per share, respectively. The equivalent per share price of Chambers Common Stock and Chambers Class A Common Stock on November 25, 1994, calculated by multiplying the closing sale price of USA Waste Common Stock on the same date by the Exchange Ratio, was $5.83.

     On May 8, 1995, the closing sale price of USA Waste Common Stock as reported on the NYSE was $15.50 per share; and the closing sale prices of Chambers Common Stock and Chambers Class A Common Stock on the AMEX were $5.72 and $5.75, respectively. Following the Merger, USA Waste Common Stock will continue to be traded on the NYSE under the symbol "UW", and the listing of Chambers Common Stock and Chambers Class A Common Stock on the AMEX will be terminated.

                         SUMMARY FINANCIAL INFORMATION

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following summary historical consolidated financial data of USA Waste and Chambers for each of the three years in the period ended December 31, 1994, have been derived from their respective historical audited consolidated financial statements. The historical financial data is not necessarily indicative of results to be expected after the Merger is consummated. The financial data should be read in conjunction with the separate audited consolidated financial statements and the notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations of USA Waste and Chambers located elsewhere herein.

                            USA WASTE SERVICES, INC.

                                                                             YEAR ENDED DECEMBER 31,
                                                                         --------------------------------
                                                                           1992        1993        1994
                                                                         --------    --------    --------
                                                                              (IN THOUSANDS, EXCEPT
                                                                                PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA(1):
Operating revenues....................................................   $ 57,049    $ 93,753    $176,235
                                                                         --------    --------    --------
Costs and expenses:
  Operating...........................................................     28,128      49,251     101,069
  General and administrative..........................................     11,612      17,497      23,463
  Nonrecurring charges................................................      6,756         923       3,782
  Depreciation and amortization.......................................      5,776      10,588      18,785
                                                                         --------    --------    --------
                                                                           52,272      78,229     147,099
                                                                         --------    --------    --------
Income from operations................................................      4,777      15,524      29,136
                                                                         --------    --------    --------
Other income (expense):
  Interest expense....................................................     (4,212)     (6,856)    (10,385)
  Interest income.....................................................        610       1,113         591
  Other, net..........................................................         15         822       2,249
                                                                         --------    --------    --------
                                                                           (3,587)     (4,921)     (7,545)
                                                                         --------    --------    --------
Income before income taxes............................................      1,190      10,603      21,591
Income tax provision..................................................      3,955       5,413       7,760
                                                                         --------    --------    --------
Income (loss) from continuing operations..............................     (2,765)      5,190      13,831
Gain on discontinued operations, net of income taxes..................        897          --          --
Extraordinary income from debt forgiveness, net of income taxes.......     10,066          --          --
                                                                         --------    --------    --------
Net income............................................................      8,198       5,190      13,831
Preferred dividends...................................................        152         582         565
                                                                         --------    --------    --------
Income available to common shareholders...............................   $  8,046    $  4,608    $ 13,266
                                                                         ========    ========    ========
Income (loss) from continuing operations per common share.............   $  (0.20)   $   0.26    $   0.61
                                                                         ========    ========    ========
Income per common share...............................................   $   0.54    $   0.26    $   0.61
                                                                         ========    ========    ========
Weighted average number of common and common equivalent shares........     14,878      18,056      21,842
                                                                         ========    ========    ========
BALANCE SHEET DATA (AT END OF PERIOD)(1):
Working capital (deficit).............................................   $  8,828    $   (635)   $  8,619
Intangible assets, net................................................     26,645      49,631      87,680
Total assets..........................................................    141,466     238,819     323,167
Long-term debt, including current maturities..........................     58,505     115,174     155,733
Stockholders' equity..................................................     56,677      78,081     107,986

- ---------------

(1) Certain statement of operations and balance sheet data have been restated to include certain acquisitions accounted for as poolings of interests. See
     Note 2 to the Consolidated Financial Statements of USA Waste, located elsewhere herein.

                       CHAMBERS DEVELOPMENT COMPANY, INC.

                                                                            YEAR ENDED DECEMBER 31,
                                                                       ----------------------------------
                                                                         1992         1993         1994
                                                                       --------     --------     --------
                                                                             (IN THOUSANDS, EXCEPT
                                                                               PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA(1):
Revenues.............................................................  $294,310     $288,481     $257,989
                                                                       --------     --------     --------
Costs and expenses:
  Operating..........................................................   206,761      194,355      179,542
  General and administrative.........................................    37,853       23,210       24,796
  Depreciation and amortization......................................    38,363       41,764       37,568
  Unusual items -- operations........................................    44,291      (11,851)       8,863
                                                                       --------     --------     --------
                                                                        327,268      247,478      250,769
                                                                       --------     --------     --------
Income (loss) from operations........................................   (32,958)      41,003        7,220
                                                                       --------     --------     --------
Other income (expense):
  Unusual items -- shareholder litigation settlement and other litigation
    related costs....................................................   (10,853)      (5,500)     (79,400)
  Interest expense...................................................   (31,628)     (29,163)     (23,843)
  Interest income....................................................     6,132        2,663        2,220
  Other, net.........................................................       377          900         (372)
                                                                       --------     --------     --------
                                                                        (35,972)     (31,100)    (101,395)
                                                                       --------     --------     --------
Income (loss) before income taxes....................................   (68,930)       9,903      (94,175)
Income tax provision (benefit).......................................     1,325        1,600       (3,931)
                                                                       --------     --------     --------
Income (loss) from continuing operations.............................   (70,255)       8,303      (90,244)
Discontinued operations:
  Loss from operations...............................................    (1,407)          --           --
  Gain on sale of assets.............................................       939           --           --
                                                                       --------     --------     --------
Net income (loss)....................................................  $(70,723)    $  8,303     $(90,244)
                                                                       ========     ========     ========
Income (loss) from continuing operations per common share............  $  (1.05)    $    .12     $  (1.35)
                                                                       ========     ========     ========
Income (loss) per common share.......................................  $  (1.06)    $    .12     $  (1.35)
                                                                       ========     ========     ========
Weighted average number of common and common equivalent shares.......    66,788       66,788       66,789
                                                                       ========     ========     ========
BALANCE SHEET DATA (at end of period):
Working capital (deficit)............................................  $ 52,631     $ 30,067     $(12,220)
Intangible assets, net...............................................    18,404       21,995       15,811
Total assets.........................................................   592,790      533,622      488,498
Long-term debt, including current maturities.........................   352,836      291,551      257,481
Stockholders' equity.................................................   145,870      154,173       63,932

- ---------------

(1) Certain reclassifications have been made to the historical financial statements of Chambers to conform to 1994 classifications.

SUMMARY COMBINED HISTORICAL UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

     The following summary combined historical unaudited pro forma condensed financial information of USA Waste and Chambers gives effect to the Merger under the "pooling of interests" method of accounting as if the Merger had been consummated as of the beginning of the periods presented. This pro forma information is not necessarily indicative of the results that would have been obtained if the Merger had been consummated at the beginning of the periods presented and should not be construed as representative of future operating results, nor does it give effect to adjustments for certain nonrecurring and other items considered by USA Waste and Chambers in evaluating the Merger. For a description of such adjustments and their impact on the pro forma data, see "Supplemental Information Relating to Pro Forma Statement of Operations for the Year Ended December 31, 1994."

                   USA WASTE AND CHAMBERS COMBINED HISTORICAL
              UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

                                                                YEAR ENDED DECEMBER 31,
                                                           ---------------------------------
                                                             1992        1993        1994
                                                           --------    --------    ---------
                                                                 (IN THOUSANDS, EXCEPT
                                                                   PER SHARE AMOUNTS)
OPERATIONS DATA:
Operating revenues........................................ $351,359    $382,234    $ 434,224
                                                           --------    --------    ---------
Costs and expenses:
  Operating...............................................  208,928     217,345      257,370
  General and administrative..............................   75,426      66,968       71,500
  Merger costs............................................       --          --        3,782
  Nonrecurring expenses...................................    6,756         923           --
  Unusual items -- operations.............................   44,291       1,749        8,863
  Depreciation and amortization...........................   44,139      52,222       56,139
                                                           --------    --------    ---------
                                                            379,540     339,207      397,654
                                                           --------    --------    ---------
Income (loss) from operations.............................  (28,181)     43,027       36,570 (1)
                                                           --------    --------    ---------
Other income (expense):
  Unusual items -- shareholder litigation settlement and
     other litigation related costs.......................  (10,853)     (5,500)     (79,400)
  Interest expense........................................  (35,840)    (35,975)     (34,058)
  Interest income.........................................    6,742       3,732        2,641
  Other, net..............................................      392       1,722        1,877
                                                           --------    --------    ---------
                                                            (39,559)    (36,021)    (108,940)
                                                           --------    --------    ---------
Income (loss) before income tax provision.................  (67,740)      7,006      (72,370)
Income tax provision......................................      479       6,018        3,908
                                                           --------    --------    ---------
Income (loss) from continuing operations.................. $(68,219)   $    988    $ (76,278)(1)
                                                           ========    ========    =========
Income (loss) from continuing operations per common
  share................................................... $  (1.60)   $   0.01    $   (1.55)(1)
                                                           ========    ========    =========
Weighted average number of common and common equivalent
  shares..................................................   42,707      45,885       49,671
                                                           ========    ========    =========
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit).................................                         $  (6,101)
Intangible assets, net....................................                            93,416
Total assets..............................................                           785,616
Long-term debt, including current maturities..............                           410,714
Stockholders' equity......................................                           164,349

- ---------------

(1) See "Supplemental Information Relating to Pro Forma Statement of Operations for the Year Ended December 31, 1994" for the effect of adjustments for certain nonrecurring and other items.

SUPPLEMENTAL INFORMATION RELATING TO PRO FORMA STATEMENT OF OPERATIONS

     The combined historical unaudited pro forma condensed financial information for the year ended December 31, 1994 included elsewhere herein gives effect to certain pro forma adjustments as described in the notes to such information. In evaluating the Merger, the respective managements of USA Waste and Chambers considered the impact of certain cost and expense savings and other economic benefits that are expected to be realized as a result of the Merger. These adjustments do not include additional cost reductions relating to landfill and collection operations or additional revenues that may result from volume or price increases.

     Application of the supplemental adjustments described below to the combined historical unaudited pro forma statement of operations for the year ended December 31, 1994 would result in the following (in thousands, except per share amount):

    Operating revenues........................................................  $434,224
    Income from operations....................................................    69,097
    Income from continuing operations.........................................    36,976
    Income from continuing operations per common share........................      0.73

     The adjustments to the pro forma financial information give effect to the following:

     - Certain cost savings and efficiencies of approximately $16 million that may have been achieved if the combination of USA Waste and Chambers had occurred as of January 1, 1994. These cost savings and efficiencies are directly attributable or related to the Merger and are expected to have a continuing impact on the combined company.

     - Removal of shareholder litigation settlement and other litigation related costs of approximately $79.4 million.

     - Removal of approximately $3.8 million in costs incurred in connection with the merger of USA Waste and Envirofil on May 26, 1994.

     - Reduction of (i) interest expense as a result of the assumed reduction in long-term debt offset by additional interest expense on the $79.4 million shareholder litigation settlement and other litigation related costs,
       (ii) interest income as a result of using available cash and investment balances to reduce outstanding debt, and (iii) letter of credit fees and interest costs due to the enhanced credit terms that are expected to be available to the combined company.

     - Removal of other unusual and nonrecurring charges in Chambers' operations of approximately $12.7 million.

     - Reduction of the provision for income taxes to reflect the benefit from expected utilization of the Chambers' net operating loss carryforwards.

     As of January 1, 1995, USA Waste changed the useful life of the excess of cost over net assets of acquired businesses from 25 years to 40 years to more appropriately reflect the estimated periods during which the benefit of the assets will be realized. This change in accounting estimate is expected to have the effect of reducing amortization expense by approximately $1,350,000 in 1995 on a combined basis.

COMPARATIVE UNAUDITED PER SHARE DATA

     The following table sets forth (a) the historical income (loss) from continuing operations per common share and the historical book value per share of USA Waste Common Stock; (b) the historical income (loss) from continuing operations per common share and the historical book value per share of Chambers Common Stock and Chambers Class A Common Stock; (c) the combined historical unaudited pro forma income (loss) from continuing operations per common share and the unaudited pro forma book value per share data of USA Waste Common Stock after giving effect to the Merger on a pooling of interests basis with Chambers; and (d) the Chambers equivalent combined historical unaudited pro forma income
(loss) from continuing operations per common share and the unaudited pro forma book value per share attributable to .41667 of a share of USA Waste Common Stock that will be received by Chambers stockholders for each share of Chambers Common Stock and Chambers Class A Common Stock. The information presented in the table should be read in conjunction with the combined historical unaudited pro forma financial statements and the separate historical consolidated financial statements of USA Waste and Chambers and the notes thereto appearing elsewhere herein. See "USA Waste and Chambers Combined Historical Unaudited Pro Forma Condensed Financial Statements."

                                                                                    PRO FORMA
                                                                              ----------------------
                                                                                           CHAMBERS
                                                     USA WASTE    CHAMBERS    COMBINED    EQUIVALENT
                                                     ---------    --------    --------    ----------
Income (loss) from continuing operations per common
  share for the years ended December 31:
     1994..........................................   $  0.61      $(1.35)     $(1.55)(1)   $(0.65)
     1993..........................................      0.26        0.12        0.01         0.00
     1992..........................................     (0.20)      (1.05)      (1.60)       (0.67)
Book value per share at December 31, 1994..........      4.78        0.96        3.26         1.36

- ---------------

(1) Does not give effect to adjustments for certain nonrecurring and other items described elsewhere herein. See "Supplemental Information Relating to Pro Forma Statement of Operations for the Year Ended December 31, 1994." If such adjustments were applied to the combined pro forma information reflected above, income from continuing operations per common share for the year ended December 31, 1994 would have been $0.73.

        OTHER PROPOSALS TO BE PRESENTED AT THE USA WASTE ANNUAL MEETING

     At the USA Waste Annual Meeting, shareholders of USA Waste will also be asked to consider and act upon the following proposals:

     Proposal No. 2. To elect nine members to the Board of Directors of USA Waste for the ensuing year; provided, however, that if the Merger is approved, upon consummation of the Merger, four members of such Board will resign and four new members currently serving on the Chambers Board of Directors will fill such vacancies. See "Election of USA Waste Directors -- Nominees for Election as Directors". THE BOARD OF DIRECTORS OF USA WASTE UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF USA WASTE VOTE FOR THE NOMINEES FOR DIRECTORS DESCRIBED HEREIN.

     Proposal No. 3. To approve a change in the domicile of USA Waste from Oklahoma to Delaware (the "Reincorporation") by means of a merger of USA Waste into USA Delaware. THE BOARD OF DIRECTORS OF USA WASTE UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF USA WASTE VOTE FOR THE REINCORPORATION.

     Proposal No. 4. To approve an amendment to the Certificate of Incorporation of USA Waste that provides (i) for a classified Board of Directors consisting of three classes, as nearly equal in number as possible; (ii) for vacancies in the Board of Directors to be filled by a majority vote of directors then in office; (iii) for removal of directors with or without cause only by the affirmative vote of either a majority of the Board of Directors or holders of at least 66 2/3% of USA Waste's outstanding voting shares; and (iv) that the foregoing provisions may be amended, altered or repealed only by the affirmative vote of the holders of at least 66 2/3% of USA Waste's outstanding voting shares (collectively, the "Board Classification Proposals"). THE BOARD OF DIRECTORS OF USA WASTE UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF USA WASTE VOTE FOR THE BOARD CLASSIFICATION PROPOSALS.

     Proposal No. 5. To approve an amendment to the Certificate of Incorporation of USA Waste to increase the number of authorized shares of USA Waste Common Stock from 50,000,000 shares to 150,000,000 shares. THE BOARD OF DIRECTORS OF USA WASTE UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF USA WASTE VOTE FOR THE INCREASE IN AUTHORIZED SHARES.

     Proposal No. 6. To approve an amendment to the 1993 Stock Incentive Plan of USA Waste to increase the aggregate number of shares of USA Waste Common Stock that may be issued under such Plan from 1,000,000 to 4,000,000. THE BOARD OF DIRECTORS OF USA WASTE UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF USA WASTE VOTE FOR THE INCREASE.

     Proposal No. 7. To ratify the appointment of Coopers & Lybrand L.L.P. as certified public accountants to audit USA Waste's financial statements for fiscal 1995. See "Ratification of Appointment of Auditors." THE BOARD OF DIRECTORS OF USA WASTE UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF USA WASTE VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF COOPERS & LYBRAND L.L.P.

                                  RISK FACTORS

     In addition to the other information set forth in this Joint Proxy Statement and Prospectus, the following factors should be considered by the USA Waste shareholders and the Chambers stockholders before voting on the proposals herein.

RELIANCE ON FUTURE ACQUISITIONS FOR GROWTH

     USA Waste's strategy envisions that a significant part of its future growth will come from businesses yet to be acquired. There can be no assurance that USA Waste will be able to successfully identify suitable acquisition candidates, successfully negotiate the acquisition of such businesses, or obtain any necessary financing.

LIMITATION ON USE OF NET OPERATING LOSS CARRYFORWARDS

     After consummation of the Merger, USA Waste intends to utilize Chambers' net operating loss carryforwards to offset future income for tax purposes. USA Waste and Chambers believe that there will be no "ownership change" within the meaning of Section 382 of the Code in connection with the Merger; however, there can be no assurance in this matter. Furthermore, the Merger will result in a significant shift among Chambers' 5% stockholders, which increases the risk that utilization of the net operating loss carryforwards may be limited on an annual basis in the future. If an ownership change is deemed to have occurred in connection with the Merger, or in the future, the ability of the combined companies to utilize net operating loss carryforwards may be subject to yearly limitations. See "The Merger and Related Transactions -- Net Operating Loss Carryforwards."

HIGH DEGREE OF LEVERAGE

     After the Merger, USA Waste will have a substantial amount of debt in its capital structure. The long-term debt of the combined entity on a pro forma basis as of December 31, 1994 would have been $410.7 million. Future unforeseen events may prevent USA Waste from fulfilling its obligations under its various debt agreements or may limit USA Waste's ability to incur additional indebtedness. See "Management's Discussion and Analysis of USA Waste's Financial Condition and Results of Operations -- Liquidity and Capital Resources."

OPERATIONS COULD BE ADVERSELY AFFECTED BY GOVERNMENT REGULATION AND POTENTIAL LITIGATION

     USA Waste's operations are subject to, and substantially affected by, extensive federal, state and local laws, regulations, orders, and permits, which govern environmental protection, health and safety, zoning and other matters. These regulations may impose restrictions on USA Waste's operations that could limit or reduce USA Waste's revenues and earnings, such as limiting the expansion of disposal facilities, limiting or banning the disposal of out-of-state waste or certain categories of waste, or mandating the disposal of local refuse. Because of heightened public concern, companies in the waste management services business, including USA Waste, in the normal course of business may be expected to become subject to judicial and administrative proceedings involving federal, state or local agencies. These governmental agencies may seek to impose fines on USA Waste or to revoke or deny renewal of USA Waste's operating permits or licenses for violations of environmental laws or regulations or to require USA Waste to remediate environmental problems at its sites relating to waste disposed of by USA Waste or its predecessors, or resulting from its transportation and collection operations, all of which could have a material adverse effect on USA Waste. USA Waste may also be subject to actions brought by individuals or community groups in connection with the permitting or licensing of its operations, any alleged violations of such permits and licenses, or other matters. See "Description of USA
Waste -- Regulation."

POTENTIAL LIABILITY FOR ENVIRONMENTAL DAMAGE

     USA Waste is subject to liability for any environmental damage its landfills, transfer stations, and collection operations may cause to adjacent landowners, particularly as a result of the contamination of drinking water sources or the soil, including damage resulting from conditions existing prior to the acquisition of such operations by USA Waste. Subsequent to the Merger, USA Waste may be subject to liability for such conditions or events associated with Chambers or Chambers' assets and operations. USA Waste may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment, or disposal was arranged for by USA Waste, Chambers or their predecessors. If USA Waste were to incur a substantial liability for environmental damage, its financial condition could be materially adversely affected. See "Description of USA
Waste -- Regulation."

PROFITABILITY MAY BE AFFECTED BY COMPETITION

     The waste management industry is highly competitive and requires substantial capital resources. The industry is characterized by two large national waste management companies as well as numerous local and regional companies of varying sizes and financial resources. The largest national waste management companies have significantly greater financial resources than USA Waste. In addition, many municipalities operate collection and disposal operations. Competition may also be affected by the increasing national emphasis on recycling, composting, incineration, and other waste reduction programs that could reduce the volume of refuse and garbage collected or deposited in landfills. See "Description of USA Waste -- Competition."

EXPECTED BENEFITS OF COMBINED BUSINESS MAY NOT BE ACHIEVED

     There can be no assurance that the expected benefits of the Merger relative to the combined business as described under "The Merger and Related
Transactions -- USA Waste's Reasons for the Merger" will be achieved.

EXCHANGE RATIO WILL NOT REFLECT ANY CHANGE IN STOCK PRICES

     The relative stock prices of the USA Waste Common Stock and the Chambers Common Stock and Chambers Class A Common Stock at the Effective Time may vary significantly from the prices as of the date of execution of the Merger Agreement or the date hereof or the date on which stockholders vote on the Merger due to, among other factors, changes in the business, operations and prospects of USA Waste or Chambers, market assessments of the likelihood that the Merger will be consummated and the timing thereof and general market and economic conditions. The Exchange Ratio is fixed and will not be adjusted based on changes in the relative stock prices of the USA Waste Common Stock and the Chambers Common Stock and Chambers Class A Common Stock.

CHAMBERS' EXISTING FINANCING REQUIREMENTS

     Chambers' existing credit facilities require Chambers to reduce the amounts outstanding thereunder by December 31, 1995. However, Chambers must incur additional indebtedness in order to be able to pay the cost of the settlement of certain federal class and derivative actions. If the Merger becomes effective, Chambers anticipates that the combined company will be able to refinance the outstanding indebtedness and enable it to make the payments which are required. However, if the Merger does not become effective, there can be no assurance that Chambers will be able to refinance its outstanding indebtedness and make the payments which are required by the litigation settlement without significant dilution to the stockholders of Chambers. See "Management's Discussion and Analysis of Chambers' Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities and Refinancing."

                                  THE MEETINGS

DATE, TIME, AND PLACE OF THE MEETINGS

     The USA Waste Annual Meeting will be held at 2:00 p.m., Dallas, Texas time, on June 22, 1995, at The Grand Kempinski -- Dallas Hotel, 15201 Dallas Parkway, Dallas, Texas. The Chambers Special Meeting will be held at 10:00 a.m., Dallas, Texas time, on June 22, 1995, at The Grand Kempinski-Dallas Hotel, 15201 Dallas Parkway, Dallas, Texas.

PURPOSE OF THE MEETINGS

     The purposes of the USA Waste Annual Meeting are to consider and act upon the following proposals: (i) to approve and adopt the Merger Agreement, (ii) to elect nine members to the USA Waste Board of Directors, (iii) to approve the Reincorporation, (iv) to approve the Board Classification Proposals, (v) to approve an increase in authorized shares of USA Waste Common Stock from 50,000,000 shares to 150,000,000 shares or (vi) to increase the number of shares that may be issued under the USA Waste 1993 Stock Incentive Plan and (vii) to ratify the appointment of Coopers & Lybrand L.L.P. as independent auditors of USA Waste for the year ending December 31, 1995. Any other proper business may be transacted at the USA Waste Annual Meeting or any adjournments thereof. USA Waste shareholder approval of the Merger is required in accordance with the rules of the NYSE since the USA Waste Common Stock to be issued in connection with the Merger will be in excess of 20% of the number of shares of USA Waste Common Stock outstanding before such issuance.

     The sole purpose of the Chambers Special Meeting is to consider and act upon a proposal to approve and adopt the Merger Agreement.

RECORD DATE AND OUTSTANDING SHARES

     Only holders of record of USA Waste Common Stock, and holders of record of Chambers Common Stock and Chambers Class A Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the USA Waste Annual Meeting and the Chambers Special Meeting, respectively.

     On the Record Date, there were 858 holders of record of USA Waste Common Stock with 22,967,256 shares of USA Waste Common Stock issued and outstanding. Each share of USA Waste Common Stock entitles the holder thereof to one vote on each matter submitted for shareholder approval. See "Principal Stockholders of USA Waste and Chambers" for information regarding persons known to management of USA Waste to be the beneficial owners of more than 5% of the outstanding USA Waste Common Stock.

     On the Record Date, there were 521 holders of record of Chambers Common Stock and 3,400 holders of record of Chambers Class A Common Stock with 15,592,068 shares and 51,197,059 shares, respectively, issued and outstanding. Each share of Chambers Common Stock entitles the holder thereof to ten votes on each matter submitted for stockholder approval and each share of Chambers Class A Common Stock entitles the holder to one vote on each matter submitted for stockholder approval. Shares of Chambers Common Stock and Chambers Class A Common Stock vote together as one class. See "Principal Stockholders of USA Waste and Chambers" for information regarding persons known to management of Chambers to be the beneficial owners of more than 5% of the outstanding Chambers Common Stock or Chambers Class A Common Stock.

     If a share is represented for any purpose at a Meeting, it is deemed to be present for all other matters. Abstentions and shares held of record by a broker or its nominee ("Broker Shares") that are voted on any matter are included in determining the number of votes present. Broker Shares that are not voted on any matter will not be included in determining whether a quorum is present. In all cases, shares with respect to which authority to vote is withheld, abstentions, and Broker Shares, which are not voted, will not be included in determining the number of votes cast.

VOTING AND REVOCATION OF PROXIES

     All properly executed proxies that are not revoked will be voted at the USA Waste Annual Meeting and the Chambers Special Meeting, as applicable, in accordance with the instructions contained therein. If a holder of USA Waste Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by such proxy will be voted FOR (i) approval and adoption of the Merger Agreement, (ii) election of the USA Waste Board's nominees for directors, (iii) approval of the Reincorporation, (iv) approval of the Board Classification Proposals, (v) approval of an increase in the number of authorized shares of USA Waste Common Stock from 50,000,000 to 150,000,000, (vi) approval of an increase in the number of shares of USA Waste Common Stock that may be issued under the USA Waste 1993 Stock Incentive Plan from 1,000,000 to 4,000,000 and (vii) ratification of the appointment of Coopers & Lybrand L.L.P. as USA Waste's independent auditors. If a holder of Chambers Common Stock or Chambers Class A Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by such proxy will be voted FOR approval and adoption of the Merger Agreement in accordance with the recommendation of the Board of Directors of Chambers. A shareholder of USA Waste or a stockholder of Chambers who has executed and returned a proxy may revoke it at any time before it is voted at the respective meeting by (a) executing and returning a proxy bearing a later date, (b) filing a written notice of such revocation with the Secretary of USA Waste or Chambers, as appropriate, stating that the proxy is revoked, or (c) attending the meeting and voting in person. Neither Oklahoma law nor Delaware law requires that holders of USA Waste Common Stock or Chambers Common Stock or Chambers Class A Common Stock who object to the Merger and who vote against or abstain from voting in favor of the Merger be afforded any appraisal rights or the right to receive cash for their shares. Neither USA Waste nor Chambers intends to make available any such rights to its shareholders or stockholders.

VOTE REQUIRED FOR APPROVAL

     USA Waste. USA Waste's Bylaws provide that the presence at the USA Waste Annual Meeting, in person or by proxy, of holders of a majority of the outstanding shares of USA Waste Common Stock entitled to vote at the meeting will constitute a quorum for the transaction of business. Under the rules of the NYSE, approval of the Merger requires the affirmative vote of the holders of a majority of the shares of USA Waste Common Stock voted, in person or by proxy, at the USA Waste Annual Meeting provided that the total vote cast on the proposal represents over 50% in interest of all shares entitled to vote on the proposal. At the close of business on the Record Date, there were 22,967,256 shares of USA Waste Common Stock outstanding and entitled to vote at the USA Waste Annual Meeting. On the Record Date, the directors and officers of USA Waste and their affiliates held 2,958,558 shares of USA Waste Common Stock, representing approximately 12.9% of the outstanding shares. Such persons have indicated to USA Waste that they intend to vote their shares in favor of the Merger and the other proposals described under "-- Purpose of the Meetings" above. See "Election of USA Waste Directors -- Beneficial Ownership of USA Waste Common Stock."

     Under Oklahoma law, the Reincorporation (Proposal No. 3) and the amendments to USA Waste's Certificate of Incorporation (Proposal Nos. 4 and 5) require the affirmative vote of the holders of a majority of the shares of USA Waste Common Stock outstanding on the Record Date, or 11,483,629 votes.

     With respect to the election of USA Waste directors (Proposal No. 2), assuming the Board Classification Proposals are approved, the three nominees in each class receiving the highest number of affirmative votes will be elected to the Board of Directors of USA Waste. If the Board Classification Proposals are not approved, the nine nominees receiving the highest number of affirmative votes will be elected to the Board. Proxies given to the persons named in the USA Waste form of proxy will be voted FOR the election of the nominees listed under Election of USA Waste Directors unless authority to vote is withheld. With respect to the election of directors, should any of the USA Waste nominees become unavailable, the proxies will be voted for the remainder of the listed USA Waste nominees and for such other USA Waste nominees as may be designated by the Board of Directors of USA Waste as replacements for those who become unavailable. Discretionary authority for such replacement is included in the proxy. This Joint Proxy Statement and Prospectus also constitutes the annual report to security holders of USA Waste.

     The amendment of the USA Waste 1993 Stock Incentive Plan (Proposal No. 6) and the ratification of the appointment of Coopers & Lybrand L.L.P. (Proposal No. 7) require the affirmative vote of the holders of a majority of the shares of USA Waste Common Stock present or represented by proxy and entitled to vote at the USA Waste Annual Meeting.

     Chambers. The presence at the Chambers Special Meeting, in person or by proxy, of holders of the issued and outstanding shares of Chambers Common Stock and Chambers Class A Common Stock entitled to vote and representing a majority for the voting power of Chambers will constitute a quorum for the transaction of business. At the close of business on the Record Date, there were 15,439,668 shares of Chambers Common Stock (each of which is entitled to ten votes per share) and 51,349,459 shares of Chambers Class A Common Stock (each of which is entitled to one vote per share), outstanding and entitled to vote at the Chambers Special Meeting. Pursuant to Delaware law and the provisions of the Certificate of Incorporation of Chambers, approval and adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of Chambers Common Stock and Chambers Class A Common Stock outstanding on the Record Date, voting as a single class, or approximately 102,873,070 votes. On the Record Date, the directors and officers of Chambers and their affiliates held 13,478,850 shares of Chambers Common Stock and 11,706,980 shares of Class A Common Stock, representing approximately 71.2% of the outstanding voting power. Such persons have indicated to Chambers that they intend to vote their shares in favor of the Merger Agreement. The affirmative vote of such persons would be sufficient to approve the Merger Agreement. See "Principal Stockholders of USA Waste and Chambers."

SOLICITATION OF PROXIES

     In addition to solicitation by mail, the directors, officers, and employees of each of USA Waste and Chambers may solicit proxies from their respective stockholders by personal interview, telephone, telegram, facsimile, or otherwise. USA Waste and Chambers will each bear the costs of the solicitation of proxies from their respective stockholders, except that USA Waste and Chambers will share equally the cost of printing this Joint Proxy Statement and Prospectus. Arrangements will be made with brokerage firms and other custodians, nominees, and fiduciaries who hold the voting securities of record for the forwarding of solicitation materials to the beneficial owners thereof. USA Waste and Chambers will reimburse brokers, custodians, nominees, and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection therewith.

OTHER MATTERS

     At the date of this Joint Proxy Statement and Prospectus, the Boards of Directors of USA Waste and Chambers do not know of any business to be presented at their respective meetings other than as set forth in the notices accompanying this Joint Proxy Statement and Prospectus. Under Delaware law, no other matters may come before the Chambers Special Meeting. If any other matter should properly come before the USA Waste Annual Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies.

                      THE MERGER AND RELATED TRANSACTIONS

     The detailed terms and conditions to the consummation of the Merger are contained in the Merger Agreement, which is attached hereto as Appendix A and incorporated herein by reference. The following discussion sets forth a description of certain material terms and conditions of the Merger Agreement. The description in this Joint Proxy Statement and Prospectus of the terms and conditions to the consummation of the Merger is qualified in its entirety by reference to the Merger Agreement.

GENERAL DESCRIPTION OF THE MERGER

     The Merger Agreement provides that, at the Effective Time, Acquisition will merge with and into Chambers, whereupon Chambers will become a wholly owned subsidiary of USA Waste and each outstanding share of Chambers Common Stock and Chambers Class A Common Stock will be converted into .41667 of a share of USA Waste Common Stock.

     Based upon the number of shares of USA Waste Common Stock and Chambers Common Stock and Chambers Class A Common Stock outstanding as of the Record Date, approximately 50.4 million shares of USA Waste Common Stock will be outstanding immediately following the Effective Time, of which approximately
27.8 million shares, representing 55.2% of the total, will be held by former holders of Chambers Common Stock and Chambers Class A Common Stock.

BACKGROUND OF THE MERGER

     An initial meeting between management of USA Waste and Chambers occurred in mid-1993. At that time, USA Waste was pursuing as a part of its strategy the expansion of its waste management services through selective acquisitions of waste management operations that complemented existing operations or otherwise contributed to USA Waste's participation in the consolidation trend within the solid waste management industry. Chambers, on the other hand, was implementing a strategic program to increase cash flow and asset utilization by maximizing waste flow volumes into its existing network of landfill operations and to divest operations that were geographically removed from its core operations in the Mid-Atlantic region. On September 30, 1993, following meetings taking place during the summer and early fall of 1993, USA Waste purchased Chambers hauling and landfill operations in Indiana. While in the process of completing this transaction, the principal officers of Chambers and USA Waste became familiar with the respective business philosophies and operational strategies of each company. In early 1994, officers of Chambers and USA Waste held additional discussions with respect to the potential purchase by USA Waste of other operations of Chambers targeted for divestiture. During these discussions, the trend toward consolidation of the solid waste industry and existing industry conditions were topics addressed, with the representatives of Chambers and USA Waste expressing similar views on the strategic direction of the industry. Throughout this period, USA Waste was also engaged in pursuing other acquisition opportunities and in January 1994 announced its acquisition of Envirofil. Upon this announcement, discussions between USA Waste and Chambers were discontinued.

     In connection with its strategic plan to increase utilization of existing landfills, Chambers held several discussions during 1993 with Attwoods, PLC ("Attwoods"). Attwoods maintained a major hauling presence in the Florida and Maryland regions, and these discussions focused on long-term agreements for waste disposal by Attwoods into Chambers' sites in Okeechobee County, Florida and Amelia and Charles City Counties, Virginia. In addition, the respective officers of Attwoods and Chambers discussed various strategic "fits" between Chambers and Attwoods. On September 18, 1994, Browning-Ferris Industries, Inc. ("BFI") announced a hostile tender offer for all of Attwoods issued and outstanding shares. Given the proximity of Chambers' disposal capacity to Attwoods' hauling operations, Chambers was approached by various solid waste industry participants, including USA Waste, during this period with respect to potential competing offers for Attwoods.

     At the time of the initial meeting between USA Waste and Chambers, Chambers had been engaged in shareholder class action litigation precipitated by the revision in March 1992 of Chambers' financial results for prior periods and the ensuing decline in market value of Chambers Common Stock and Chambers Class A Common Stock. The core strategic program being implemented by Chambers at that time was in accordance with a restructuring of Chambers' financing arrangements in 1992 following instigation of the class action litigation. The restructured financing agreements entered into in 1992 and the pendency of the class action litigation had the effect of substantially restricting Chambers' capital resources and its access to capital markets. Chambers sought further restructuring and extension of its financing agreements throughout 1994 with the objective of reaching agreement with its lenders during the third quarter of 1994. Efforts were also undertaken to resolve the litigation with the class action plaintiffs throughout 1994, and were intensified during early September 1994. At that time Chambers believed that the direction of its divestiture program, coupled with operating cash flow improvements and refinancing alternatives, created the potential to fund an acceptable settlement.

     During October 1994, the negotiations for a restructuring and extension of Chambers' financing agreements resulted in the request by the lending groups for increased financing fees during 1995 and 1996 and for the grant, for nominal consideration, of options covering 4% of Chambers' issued and outstanding equity in each of October 1995 and April 1996, unless replacement financing had been obtained. Chambers' simultaneous discussions with new financing sources indicated that replacement financing would require the resolution of the litigation issues, the payment of high-yield interest rates upon replacement borrowings, and the issuance by Chambers of equity on a preferred basis to new financing sources which would be dilutive to Chambers' existing stockholders.

     On October 13, 1994, Alexander W. Rangos, President and Chief Operating Officer, and William Rodgers, Jr., Senior Vice President and Chief Financial Officer, as representatives of Chambers, met with John E. Drury, Chief Executive Officer, and David Sutherland-Yoest, President and Chief Operating Officer, as representatives of USA Waste. The meeting initially provided an opportunity for the respective executives to become acquainted and to discuss industry conditions and general business and operational philosophies. Chambers' interest in providing disposal capacity for the operations of Attwoods in the Florida and Maryland markets and the potential participation by Chambers in joint ventures or other arrangements with Attwoods were also discussed in conjunction with the status of the hostile tender offer made by BFI for the acquisition of Attwoods. The nature of the contingent liabilities of Chambers relating to shareholder litigation was also generally discussed. The meeting concluded with a general expression of interest from the respective companies in exploring the potential for a business combination or other affiliation.

     Following the October 13 meeting, Chambers and USA Waste entered into a confidentiality agreement, executed on October 18, 1994, with respect to the exchange of financial and operational information for purposes of evaluating a potential merger transaction. USA Waste made clear that a final settlement of the shareholder litigation would be necessary for it to consider seriously any kind of affiliation with Chambers. During these discussions, Chambers and USA Waste also explored a potential joint transaction with Attwoods. In early November 1994, Chambers and USA Waste recognized the need to accelerate discussions with respect to a business combination if the parties intended to consider a transaction with Attwoods, as the hostile tender offer made by BFI for Attwoods was scheduled to close on December 2, 1994.

     In November 1994, USA Waste engaged DLJ and Kidder, Peabody & Co. Incorporated ("Kidder, Peabody") to act as its financial advisors with respect to the possible acquisition of Chambers and subsequently executed an engagement letter with DLJ and Kidder, Peabody on November 30, 1994. J.P. Morgan had initially been retained as a financial advisor to Chambers by retention agreement of August 6, 1992, and thereafter assisted Chambers in the divestiture of its security services business in December 1992. Subsequently, J.P. Morgan was retained to serve as Chambers' financial advisor under a letter agreement of March 10, 1993, with the scope of services to include assistance with respect to potential settlement of the shareholder litigation and advice with respect to any sale, merger, consolidation or similar transaction. By an engagement letter dated November 17, 1994, the prior retention agreement between J.P. Morgan and Chambers was modified to address the negotiation of a potential merger or similar transaction with USA Waste. Although DLJ and J.P. Morgan were present at numerous meetings that took place in November 1994 between USA Waste and Chambers, neither financial advisor was actively involved in the negotiations of the terms of the Merger or in the determination of the Exchange Ratio except with respect to the fairness opinions to be delivered by DLJ and J.P. Morgan. J.P. Morgan made a preliminary presentation to the Board of Directors of Chambers on November 26, 1994. In addition, DLJ and J.P. Morgan made presentations to the Board of Directors of USA Waste and Chambers, respectively, on December 19, 1994, as described below.

     Chambers achieved conceptual resolution on the settlement of the shareholder class action and related litigation on November 8, 1994, with the Board of Directors approving the terms and conditions, subject to final documentation, on November 9, 1994. Memoranda of Understanding with respect to the settlement of the class action and related litigation were ultimately executed on November 18, 1994.

     On November 13, 1994, representatives of USA Waste and Chambers met in Austin, Texas to further discuss a merger transaction. This meeting included Alexander W. Rangos and Peter V. Morse, Senior Vice President of Marketing and Development of Chambers, and Donald F. Moorehead, Jr., John E. Drury and David Sutherland-Yoest of USA Waste. Discussions between these parties continued on November 14. A subsequent meeting was held on November 17 in Dallas which involved Messrs. Alexander W. Rangos and

Rodgers, accompanied by representatives of Chambers' financial advisor, and Messrs. Moorehead, Drury and Earl E. DeFrates. On Monday, November 22, 1994, negotiations were continued in Pittsburgh, Pennsylvania with respect to various legal, accounting, structuring and valuation issues. Messrs. John G. Rangos, Sr., John G. Rangos, Jr., Alexander W. Rangos, Rodgers and Morse of Chambers were present at various times during the negotiations, together with Chambers' legal and financial advisors. Messrs. Moorehead and DeFrates of USA Waste attended these negotiations, together with USA Waste's legal and financial advisors. Thereafter, with the exception of Thanksgiving Day, discussions with respect to valuation and structuring of a merger of Chambers and USA Waste were held continuously through November 28, 1994.

     During such discussions the Exchange Ratio was determined through arms' length negotiations which involved exchanges of views concerning the business, operations, financial position, strategic goals and future prospects of each of USA Waste and Chambers as well as the relative contribution of each company to the combined entity and the relative ownership of the combined entity by the current USA Waste shareholders and the Chambers stockholders, respectively. The Exchange Ratio was calculated based on agreed upon relative per share values of the USA Waste and Chambers common shares. Initially, the parties negotiated a "collar" such that the Exchange Ratio would be adjusted downward in the event that the average market price of USA Waste Common Stock over a certain ten-day period preceding the closing date of the Merger (the "Average Market Price") exceeded $18.00 per share or would be adjusted upward in the event that the Average Market Price was less than $10.80 per share. The parties also negotiated a provision permitting USA Waste to terminate the Merger Agreement in the event that the Average Market Price fell below $9.60 per share. As described below, the collar and the termination provision were subsequently eliminated.

     On November 28, 1994, the respective Boards of Directors of USA Waste and Chambers considered and approved the Merger Agreement and the Merger Agreement was executed on such date. Simultaneous discussions were held during this period among representatives of USA Waste, Chambers and Attwoods with respect to a possible affiliation in the event that BFI's hostile tender offer, which was to expire on December 2, 1994, was unsuccessful. In their negotiations, Chambers and USA Waste initially considered the effect of a combination of the two companies as well as a combination of both with Attwoods, concluding that a USA Waste and Chambers transaction was desirable irrespective of the Attwoods possibility. On December 2, 1994, BFI announced the successful completion of its tender offer for Attwoods.

     Simultaneously with the execution of the Merger Agreement, the members of the Rangos family (John G. Rangos, Sr., John G. Rangos, Jr. and Alexander W. Rangos), the controlling stockholders of Chambers who held stock representing approximately 70% of the outstanding voting rights, and certain stockholders of USA Waste (Donald F. Moorehead, Jr. and John E. Drury) who held approximately 11% of USA Waste's stock, gave proxies to the other company permitting it to vote the stock held and controlled by them in favor of the Merger Agreement in the event that a competing offer for either company was made. Each of the proxies subsequently expired and has not been renewed. As noted above in "The Meetings -- Vote Required for Approval," all of these stockholders have indicated their intention to vote in favor of the Merger Agreement.

     Pursuant to the terms of the Merger Agreement each party had the right to terminate the Merger Agreement if, within 21 days after the date of the Merger Agreement, its Board of Directors (a) did not receive an opinion from its financial advisor that the Exchange Ratio or the consideration to be received by the Chambers stockholders was fair, from a financial point of view, to the party's shareholders or stockholders, (b) reasonably determined that the representations and warranties of the other party were not true and correct in any material respect, (c) reasonably determined, after consultation with its accountant, that the Merger would not qualify as a "pooling of interests" transaction, or (d) reasonably determined that all required governmental approvals could not be obtained prior to the closing date of the Merger, or if the parties were unable to reach a mutual agreement concerning the development of a financing plan for certain obligations of Chambers. During that 21-day period, USA Waste and Chambers each performed due diligence inquiries on the other.

     A term sheet amending certain provisions of the Class Action Memorandum of Understanding was circulated by letter dated December 16, 1994 (the "December 16 Amendment"). The December 16

Amendment provided that payment to the class members would be increased by $5 million plus an amount consisting of $16,000 for each penny above $4.50 of Merger consideration received by Chambers' stockholders per share of Chambers Common Stock or Chambers Class A Common Stock, payable only in the event that the Merger or a comparable transaction is consummated. The December 16 Amendment also contained provisions relating to, among other things, the dates of payments to the class members and period of notice to the class members. The terms of the December 16 Amendment, with subsequent modifications and clarifications, were incorporated in the final settlement agreements relating to the class action litigation. See "Description of Chambers -- Legal Proceedings."

     On December 19, 1994, the Board of Directors of Chambers met to consider the Merger Agreement. At that meeting, Chambers' management, legal counsel and independent accountants presented to the Board the results of their respective due diligence inquiries of USA Waste and its affiliates. In addition, representatives of J.P. Morgan presented to the Board the results of its due diligence inquiry of USA Waste and its affiliates as well as its forecast and valuation of Chambers and its analysis of the Merger. Also, Chambers' management and representatives of USA Waste presented a summary of a proposed financing plan with respect to the funding of certain obligations of Chambers.

     During the December 19 meeting, in connection with the evaluation by USA Waste of the December 16 Amendment to the terms of the proposed settlement of the shareholder litigation, USA Waste's representatives presented a proposed amendment to the Merger Agreement to either reduce the Exchange Ratio or adjust or eliminate the "collar" on the Exchange Ratio. After lengthy discussions and negotiations, the parties agreed to amend the Merger Agreement by deleting the "collar" on the Exchange Ratio and the termination provision in favor of USA Waste, and accepted the amendments to the terms of the proposed settlement of the shareholder litigation. The Exchange Ratio was not adjusted.

     At the December 19 meeting, J.P. Morgan delivered its written opinion that the consideration to be received in the Merger is fair, from a financial point of view, to the stockholders of Chambers. Based upon the receipt of J.P. Morgan's fairness opinion, the review of the financing plan, and after hearing the results of the due diligence inquiries, the Board of Directors of Chambers determined not to exercise its right to terminate the Merger Agreement.

     On December 19, 1994, USA Waste's management presented the Merger Agreement and the terms of the Merger to the USA Waste Board of Directors, including the amendment to the Merger Agreement that was agreed to by the Chambers Board, as well as a potential increase in the payments that would be made by Chambers pursuant to the litigation settlement. USA Waste's management reviewed with the Board the results of its due diligence inquiries of Chambers and the results of the due diligence inquiries of USA Waste's counsel and accountants. Representatives of DLJ then reviewed with the USA Waste Board of Directors certain financial and operating data relating to Chambers and other publicly held solid waste companies, as well as certain pro forma financial information reflecting the Merger. After making this presentation and responding to questions, the DLJ representatives advised the Board that, in DLJ's opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of USA Waste Common Stock. Following such review and discussion, the USA Waste Board of Directors reaffirmed the Merger Agreement and voted to recommend to USA Waste's shareholders the approval of the Merger Agreement.

USA WASTE'S REASONS FOR THE MERGER

     In evaluating the Merger, the management and the Board of Directors of USA Waste considered a variety of factors in the context of USA Waste's strategic objectives. A key element of USA Waste's strategy is to expand solid waste management services through the acquisition of additional solid waste collection operations, landfills, and collection, transfer and recycling operations, with the objective of becoming a national integrated solid waste management company with a broad geographic base of operations. USA Waste anticipates that added service requirements, increased regulation and heightened public concern over the environment, all of which have contributed to dramatically higher costs associated with providing waste management services generally, will cause continued industry consolidation as well as increased privatization of municipal services, affording attractive future opportunities for growth. In evaluating the Merger, USA

Waste's Board considered the desirability of adding the significant airspace capacity offered by Chambers' landfills to USA Waste's existing base of operations, the large capital investment made by Chambers to construct its new landfills in compliance with strict regulatory requirements and the ability of USA Waste to increase utilization of Chambers' landfills by focusing on additional waste flows and improving economic efficiencies of Chambers' collection and landfill operations. USA Waste's Board concluded that by combining operations of USA Waste and Chambers, USA Waste would further its strategic objectives and that the combined entity could participate more effectively in the ongoing consolidation of the solid waste services industry. In addition, the USA Waste Board of Directors and management concluded that a larger asset and revenue base resulting from the Merger would provide USA Waste better access to capital to pursue its strategic objectives and achieve economies of scale associated with a larger base of operations, with an ultimate goal of increasing shareholder value.

     USA Waste's management considered the impact of certain general and administrative cost savings that could be realized following the Merger and evaluated the pro forma financial impact of the Merger, giving effect to certain adjustments for nonrecurring items that appear in the historical and combined pro forma financial information. For a description of such adjustments, and the impact of such adjustments on the pro forma financial information, see "Supplemental Information Relating to Pro Forma Statement of Operations for the Year Ended December 31, 1994."

     At the December 19, 1994 meeting, the USA Waste Board of Directors received an oral opinion from DLJ that the Exchange Ratio was fair, from a financial point of view, to the holders of USA Waste Common Stock. The USA Waste Board received a written opinion to such effect dated the date hereof. See "-- Opinion of Financial Advisor to USA Waste."

RECOMMENDATION OF THE BOARD OF DIRECTORS OF USA WASTE

     For the reasons set forth under "USA Waste's Reasons for the Merger," the Board of Directors of USA Waste believes that the terms of the Merger Agreement and the Merger are fair to, and in the best interests of, USA Waste and the holders of USA Waste Common Stock. All members of the Board of Directors present at the meetings held on November 28, 1994 and December 19, 1994, approved the Merger Agreement and the Merger and recommend that the holders of USA Waste Common Stock vote FOR adoption and approval of the Merger Agreement and the Merger. In considering the recommendation of the USA Waste Board of Directors with respect to the Merger, USA Waste shareholders should be aware that certain officers and directors of USA Waste have employment agreements that may require severance payments in the event of a change of control such as the Merger. See "The Merger and Related Transactions--Conflicts of Interest."

CHAMBERS' REASONS FOR THE MERGER

     The matters considered by management and the Board of Directors of Chambers in evaluating the Merger included the primary concern that Chambers is in need of significant capital in order to refinance its existing debt and in order to fund a settlement with respect to the shareholder litigation. Chambers' management believes that such capital would not be available to Chambers on a stand-alone basis without significant dilution to the equity stockholders of Chambers. In addition, due to the restricted liquidity of Chambers in the near term, it is believed that Chambers alone is not able to take advantage of the trend toward consolidation in the waste management industry and thus cannot participate in any upside potential inherent in such consolidation trend. Chambers' management believes that the Merger will provide the combined entities with access to capital sufficient both to meet Chambers' existing obligations and to permit participation in the industry consolidation.

     Chambers' management believes, based on the market price of USA Waste Common Stock immediately prior to announcement of the Merger ($14.00 per share on November 25, 1994), that the Merger will result in a premium to the stockholders of Chambers over the market price of Chambers' stock immediately prior to announcement of the Merger ($3.13 per share of Chambers Common Stock and $3.00 per share of Chambers Class A Common Stock on November 25, 1994) and permitting Chambers stockholders who become shareholders of USA Waste the opportunity to participate in any potential future appreciation in value of USA

Waste Common Stock. The equivalent per share price of Chambers Common Stock and Chambers Class A Common Stock on November 25, 1994, calculated by multiplying the closing price of USA Waste Common Stock on the same date by the Exchange Ratio, was $5.83. There is no guarantee that the stockholders of Chambers will receive a premium if the Merger is approved.

     Chambers' management considered the impact of certain general and administrative cost savings that could be realized following the Merger and evaluated the pro forma financial impact of the Merger, giving effect to certain adjustments for nonrecurring items that appear in the historical and combined pro forma financial information. For a description of such adjustments, and the impact of such adjustments on the pro forma financial information, see "Supplemental Information Relating to Pro Forma Statement of Operations for the Year Ended December 31, 1994."

     At the December 19, 1994 meeting, the Board of Directors of Chambers received a written opinion from J.P. Morgan stating that the consideration to be received by the stockholders of Chambers pursuant to the Merger was fair, from a financial point of view, to the holders of Chambers Common Stock and Chambers Class A Common Stock. J.P. Morgan confirmed such opinion as of the date hereof. See " -- Opinion of Financial Advisor to Chambers."

RECOMMENDATION OF THE BOARD OF DIRECTORS OF CHAMBERS

     For the reasons set forth under "Background of the Merger" and "Chambers' Reasons for the Merger," the Board of Directors of Chambers believes that the Merger Agreement is fair to, and in the best interests of, Chambers and the holders of Chambers Common Stock and Chambers Class A Common Stock. All members of the Board of Directors approved the Merger Agreement and recommended that the holders of Chambers Common Stock and Chambers Class A Common Stock vote FOR adoption and approval of the Merger Agreement. In considering the recommendation of the Chambers Board of Directors with respect to the Merger, Chambers stockholders should be aware that certain officers and directors of Chambers have direct and indirect interests in the consummation of the Merger, apart from their interests as stockholders of Chambers, which are not identical to those of unaffiliated stockholders of Chambers. See "The Merger and Related
Transactions -- Conflicts of Interest."

OPINION OF FINANCIAL ADVISOR TO USA WASTE

     In its role as financial advisor to USA Waste, DLJ was asked by USA Waste to render an opinion (the "DLJ Opinion") to the Board of Directors of USA Waste as to the fairness to the shareholders of USA Waste, from a financial point of view, of the Exchange Ratio pursuant to the Merger Agreement. On December 19, 1994, DLJ orally advised the USA Waste Board of Directors that DLJ would be prepared to deliver a written opinion to the USA Waste Board of Directors that the Exchange Ratio was fair to the shareholders of USA Waste from a financial point of view as of that date, subject to DLJ's review of the final terms and conditions of the Merger Agreement. On the date hereof, DLJ issued to the USA Waste Board of Directors its written opinion that, based upon and subject to the provisions set forth in such opinion, the Exchange Ratio is fair to the shareholders of USA Waste from a financial point of view.

     THE FULL TEXT OF THE WRITTEN OPINION OF DLJ, DATED THE DATE HEREOF, IS ATTACHED HERETO AS APPENDIX B. USA WASTE SHAREHOLDERS ARE URGED TO READ THE DLJ OPINION CAREFULLY IN ITS ENTIRETY FOR ASSUMPTIONS MADE, MATTERS CONSIDERED, SCOPE AND LIMITS OF THE REVIEW AND PROCEDURES FOLLOWED BY DLJ IN CONNECTION WITH SUCH OPINION.

     The USA Waste Board of Directors selected DLJ as its financial advisor because it is a nationally recognized investment banking firm and the principals of DLJ have substantial experience in the solid waste industry and are familiar with USA Waste and its businesses. As part of its investment banking business, DLJ is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions.

     The DLJ Opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote at either the USA Waste Annual Meeting or the Chambers Special Meeting. DLJ did not, and was not requested by the USA Waste Board to, make any recommendation as to the form or amount of consideration to be paid to holders of Chambers Common Stock and Chambers Class A Common Stock in the Merger, which issues were resolved in arm's-length negotiations between USA Waste and Chambers, in which negotiations DLJ advised USA Waste. DLJ's opinion does not constitute an opinion as to the price at which the USA Waste Common Stock will actually trade at any time. See "Market Price Data." No restrictions or limitations were imposed by USA Waste upon DLJ with respect to the investigations made or the procedures followed by DLJ in rendering its opinion. USA Waste did not authorize DLJ to solicit, and DLJ did not solicit, any third party indications of interest in a purchase of, or business combination with, USA Waste or Chambers (other than the discussions regarding a possible business combination with Attwoods). See " -- Background of the Merger."

     In arriving at its opinion, DLJ reviewed the Merger Agreement. DLJ also reviewed financial and other information that was publicly available or furnished to it by or on behalf of USA Waste and Chambers including information provided during discussions with their respective managements, including consolidated financial statements and other information of USA Waste and Chambers for the fiscal years 1991 through 1993 and for the interim periods for the fiscal years 1993 and 1994. Included in the information provided were certain financial projections for USA Waste and Chambers for the fiscal years 1994 to 1999 prepared by the managements of USA Waste and Chambers, respectively. In addition, DLJ examined the impact of the Merger on earnings per share of USA Waste given certain cost reductions contemplated to result from the Merger and the applicability of a net operating loss carryforward of Chambers, each as reflected in the financial projections prepared by the respective managements of USA Waste and Chambers; compared the relative contribution of both USA Waste's and Chambers' revenues, gross profit, operating profit, operating cash flow and other measures to USA Waste's and Chambers' relative ownership of the combined companies upon giving effect to the Merger; compared certain financial and securities data of USA Waste and Chambers with selected companies whose securities are traded in public markets; reviewed the historical stock prices and trading volumes of USA Waste Common Stock and Chambers Common Stock and Chambers Class A Common Stock; reviewed prices and premiums paid in certain other selected business combinations and performed a discounted cash flow analysis of Chambers. DLJ also discussed the past and current operations, financial condition and prospects of USA Waste and Chambers with the respective managements of USA Waste and Chambers and conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of rendering its opinion.

     In rendering its opinion, DLJ relied upon and assumed, without independent verification, the accuracy, completeness and fairness of all of the financial and other information that was available to it from public sources, that was provided to it by USA Waste and Chambers or their representatives, or that was otherwise reviewed by it. DLJ also assumed that the financial projections supplied to it were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of USA Waste and Chambers as to the future operating and financial performance of USA Waste and Chambers, respectively. DLJ relied, without independent investigation, upon the respective estimates of USA Waste and Chambers of certain cost reductions contemplated to result from the Merger and upon its discussion of such cost reductions with the respective managements of USA Waste and Chambers. DLJ did not make any independent evaluation of the assets, liabilities or operations of USA Waste or Chambers, nor did DLJ verify the information reviewed by it. DLJ made no independent investigation of any legal matters affecting USA Waste or Chambers and assumed the correctness of all legal advice given to the Board of Directors of USA Waste by its counsel.

     The DLJ Opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of the DLJ Opinion. It should be understood that, although subsequent developments may affect its opinion, DLJ does not have any obligation to update, revise or reaffirm the DLJ Opinion.

     The following is a summary of the material factors considered and principal financial analyses performed by DLJ in connection with the DLJ Opinion. DLJ performed certain procedures, including each of the financial analyses described below, and reviewed with the managements of USA Waste and Chambers the assumptions on which such analyses were based and other factors, including the current and projected financial results of such companies.

     Pro Forma Merger Analysis. DLJ analyzed certain pro forma effects resulting from the Merger. DLJ reviewed, without independent verification, certain cost reductions contemplated to result from the Merger in 1995 and 1996 by combining the operations of Chambers and USA Waste as projected by the managements of Chambers and USA Waste. DLJ analyzed the pro forma effect of such cost reductions on net income and earnings per share for USA Waste. The analysis indicated that the pro forma earnings per share of USA Waste, assuming the annual cost reductions contemplated to result from the Merger and assuming utilization of the Chambers net operating loss carryforward (subject to the net operating loss carryforward limitation set forth in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code")), would be 21% higher in the fiscal year ending 1995 and 20% higher in the fiscal year ending 1996 than comparable projections for USA Waste as a stand-alone company during the same periods. The analysis also indicated that the pro forma earnings per share of USA Waste, assuming the annual cost reductions contemplated to result from the Merger and assuming full utilization of the Chambers net operating loss carryforward (not subject to the net operating loss carryforward limitation set forth in Section 382 of the Code), would be 64% higher in the fiscal year ending 1995 and 23% higher in the fiscal year 1996 than comparable projections for USA Waste as a stand-alone company during the same periods. The analysis also indicated that the pro forma earnings per share of USA Waste, assuming the annual cost reductions contemplated to result from the Merger, but assuming no utilization of the Chambers net operating loss carryforward, would be 1% higher in the fiscal year ending 1995 and 3% higher in the fiscal year ending 1996 than comparable projections for USA Waste as a stand-alone company during the same periods. The results of the pro forma combination analysis are not necessarily indicative of future operating results or financial position.

     Contribution Analysis. DLJ analyzed USA Waste's and Chambers' relative contribution to the combined company with respect to revenues; gross profit; earnings before interest, taxes, depreciation and amortization ("EBITDA"); and earnings before interest and taxes ("EBIT"). Such analysis was considered in both absolute dollar terms and on a percentage basis and was made, for the year ended December 31, 1994, based on actual results for the first three quarters of 1994 and the projected results (projections by the respective managements of USA Waste and Chambers) for the fourth quarter of 1994. As a result of the Merger, shareholders of USA Waste will own 49.0% of the combined companies, assuming conversion of USA Waste's 8.5% convertible subordinated debentures, due 2002. This compares with USA Waste's contribution to the combined company's pro forma results for the period ended December 31, 1994 (prior to taking into account any operating synergies which may result from the Merger) of 41% of revenues, 48% of gross profit, 47% of EBITDA and 60% of EBIT.

     Analysis of Certain Other Publicly Traded Companies. To provide contextual data and comparative market information, DLJ compared selected historical share price, earnings, and operating and financial ratios for Chambers to the corresponding data and ratios of certain other companies whose securities are publicly traded (collectively, the "Public Companies"). The Public Companies were chosen because they possess general business, operating and financial characteristics representative of companies in the industry in which USA Waste and Chambers operate. The Public Companies selected consisted of: Attwoods; BFI; Laidlaw Inc.; MidAmerican Waste Systems, Inc.; Sanifill, Inc.; United Waste Systems, Inc.; Western Waste Industries, Inc.; and WMX Technologies, Inc. Such data and ratios included Enterprise Value ("Enterprise Value" is defined as the product of the stock price and total shares outstanding plus Net Debt (i.e. debt and preferred stock less cash and cash equivalents)) as a multiple of revenues, EBITDA and EBIT for the latest reported twelve months and the growth rates of each of such items for the three most recent fiscal years. To establish a relationship between the Adjusted Purchase Price (as hereinafter defined) for Chambers and certain other publicly traded companies' market multiples, a 40% control premium was applied to the market multiples for certain other publicly traded companies. The average multiple of Enterprise Value to revenues for the companies reviewed was 2.7 times, with a high of 4.2 times and a low of 1.5 times. The average multiple of revenues was then multiplied by Chambers' fiscal 1994 estimated revenues to arrive at an implied total Enterprise Value for Chambers of $705.0 million. The implied Enterprise Value for Chambers was then adjusted for Net Debt of $275.0 million to yield an implied equity value, which was then divided by Chambers shares and stock options outstanding on December 13, 1994 to arrive at an implied price of $6.44 per fully diluted share. The average multiple of Enterprise Value to EBITDA for the companies reviewed was 9.4 times, with a high of 11.2 times, and a low of 7.2 times. The average EBITDA multiple was then multiplied by Chambers' fiscal 1994 estimated EBITDA to arrive at an implied total Enterprise Value for Chambers of $568.7 million. The implied Enterprise Value for Chambers was then adjusted for Net Debt of $275.0 million to yield an implied equity value, which was then divided by Chambers shares and stock options outstanding on December 13, 1994 to arrive at an implied price of $4.40 per fully diluted share. The average EBITDA multiple of 9.4 times was also applied to: (i) Chambers' fiscal 1994 pro forma EBITDA to arrive at an implied total Enterprise Value for Chambers of $658.0 million and an implied price of $5.73 per fully diluted share; and (ii) Chambers' fiscal 1994 pro forma EBITDA with expected cost reductions to arrive at an implied total Enterprise Value for Chambers of $990.8 million and an implied price of $10.72 per fully diluted share. The average multiple of Enterprise Value to EBIT for the companies reviewed was 16.5 times, with a high of 20.9 times and a low of 11.5 times. The average EBIT multiple was then multiplied by Chambers fiscal 1994 estimated EBIT to arrive at an implied total Enterprise Value for Chambers of $374.6 million. The implied Enterprise Value for Chambers was then adjusted for Net Debt of $275.0 million to yield an implied equity value, which was then divided by Chambers shares outstanding on December 13, 1994 to arrive at an implied price of $1.49 per fully diluted share. The average EBIT multiple of 16.5 times was also applied to Chambers' fiscal 1994 EBIT with cost reductions contemplated to result from the Merger to arrive at an implied total Enterprise Value for Chambers of $958.7 million and an implied price of $10.24 per fully diluted share.

     In addition, DLJ examined the ratios of current stock prices to earnings per share ("EPS") for the latest twelve-month period ended September 30, 1994, estimated fiscal year 1994 EPS (as estimated by Institutional Brokers Estimate System, "IBES"), and estimated fiscal year 1995 EPS (as estimated by IBES), and current stock prices to book value for these companies and compared such ratios with those of Chambers. To establish a relationship between the Equity Purchase Price (as hereinafter defined) for Chambers and certain other publicly traded companies' market multiples, a 40% control premium was applied to the market multiples for certain other publicly traded companies. The average multiple of stock price to latest twelve-month EPS for the certain other publicly traded companies was 28.3 times, with a high of 39.6 times and a low of 13.7 times. The multiple for Chambers was not meaningful due to negative earnings of Chambers during this period. The average multiple of stock price to estimated 1994 EPS for the certain other publicly traded companies was 24.7 times with a high of
28.2 times and a low of 21.0 times, which compares to a 66.8 times multiple for Chambers. The certain other publicly traded companies average multiple was then applied to the Chambers fiscal 1994 estimated EPS (as estimated by IBES) to arrive at an implied price of $1.97 per fully diluted share. The average multiple of stock price to estimated 1995 EPS for the certain other publicly traded companies was 20.9 times with a high of 23.4 times and a low of 17.6 times, which compares to a 31.4 times multiple for Chambers. The average multiple was then applied to Chambers' fiscal 1995 EPS (as estimated by IBES) to arrive at an implied price of $3.55 per fully diluted share. The average multiple of stock price to Book Value for the certain other publicly traded companies was 2.8 times with a high of 4.0 times and a low of 0.9 times. The average multiple was then applied to Chambers' book value as of September 30, 1994 to arrive at an implied price of $3.37 per fully diluted share. This compares to an implied Equity Purchase Price of the Merger of $4.79 on December 13, 1994.

     Transaction Analysis. DLJ reviewed publicly available information for four selected transactions involving the combination of selected solid waste management companies. The four transactions reviewed (the "Comparative Transactions") included: (i) BFI/Attwoods; (ii) USA Waste/Envirofil; (iii) Envirofil/Environmental Waste of America; and (iv) WMX Technologies, Inc./Wheelabrator Technologies, Inc. The four transactions selected are not intended to represent the complete list of solid waste management transactions which have occurred during the last five years; rather, they include only transactions involving combinations of companies with operating characteristics, size or financial performance characteristics believed to be comparable to such characteristics of Chambers and USA Waste. DLJ reviewed the consideration paid in such transactions in terms of the Equity Purchase Price plus total debt less cash and cash equivalents ("Adjusted Purchase Price") as a multiple of revenues, EBITDA and EBIT for the latest reported twelve months prior to the announcement of such transaction. The Adjusted Purchase Price for the Merger was computed by taking the product of the USA Waste Common Stock price at December 13, 1994 and the Exchange Ratio multiplied by Chambers shares outstanding at December 13, 1994 plus total debt less cash and cash equivalents. The ratio of Adjusted Purchase Price to revenues, computed for the selected transactions announced since September 1990, averaged 1.6 times and ranged from 1.2 times to 2.0 times compared to 2.4 times revenues for the Merger based on Chambers operating performance for 1994 estimated fiscal year results. The multiple of Adjusted Purchase Price to EBITDA, computed based on the Comparative Transactions announced since September 1990, averaged 12.9 times and ranged from 8.0 times to
17.1 times compared to 10.2 times EBITDA and 8.8 times Pro Forma EBITDA ("Pro Forma EBITDA" assumes all acquisitions/divestitures made during 1994 occurred on January 1, 1994) for the Merger based on the operating performance of Chambers for 1994 estimated fiscal year results. The multiple of Adjusted Purchase Price to EBIT, computed for the Comparative Transactions announced since September 1990, averaged 21.8 times and ranged from 13.7 times to 35.2 times compared to
27.2 times EBIT for the Merger, based on the operating performance of Chambers for 1994 estimated fiscal year results.

     DLJ also reviewed the consideration paid in such transactions in terms of equity cost (offer price per share multiplied by total common shares outstanding; the "Equity Purchase Price") as a multiple of the book value at the close of the last fiscal quarter prior to the date of announcement of the transaction. The Equity Purchase Price of the Merger was computed by taking the product of the USA Waste Common Stock price at December 13, 1994 and the Exchange Ratio multiplied by Chambers shares outstanding at December 13, 1994. The ratio of Equity Purchase Price to book value, computed for the selected Comparative Transactions announced since September 1990, averaged 3.7 times and ranged from 2.4 times to 5.0 times. This compares to the 3.9 times book value attributable to Chambers based upon a book value for Chambers at September 30, 1994.

     DLJ's analysis also determined the percentage increase of the offer prices (represented by the purchase price per share in cash transactions and the stock price of the constituent securities times the exchange ratio in the case of stock-for-stock mergers) over the trading prices one day, one week and one month prior to the announcement date of transactions in two general categories, (i) selected merger and acquisition transactions since January 1, 1993 with a transaction value in excess of $100 million, and (ii) 110 stock for stock transactions completed since January 1, 1993. The percentage amount by which offer prices exceeded the closing stock prices one day, one week and one month prior to the announcement date of all completed merger and acquisition transactions since January 1, 1993 with a transaction value in excess of $100 million averaged 36.1%, 38.6% and 41.9%, respectively. The percentage amount by which offer prices exceeded the closing stock prices one day, one week and one month prior to the announcement date of stock for stock transactions completed since January 1, 1993 averaged 31.4%, 33.8% and 38.0%, respectively, compared to a premium of 53.0%, 130.0% and 130.0%, respectively, over the Chambers Common Stock and Chambers Class A Common Stock prices one day, one week and one month prior to December 13, 1994 based on the price of the USA Waste Common Stock at December 13, 1994.

     Stock Trading History. To provide perspective on current public market valuations and stock price performance of USA Waste, Chambers and the Public Companies relative to selected market indices, DLJ examined the history of the trading prices and their relative relationships for both USA Waste Common Stock and Chambers Common Stock and Chambers Class A Common Stock for the latest 12 month period ended December 2, 1994. DLJ also reviewed the daily closing prices of USA Waste Common Stock and Chambers Common Stock and Chambers Class A Common Stock and compared the Chambers closing stock prices with the Public Companies and selected market indices. In addition, DLJ reviewed and analyzed the historical changes in the ratio of the stock price of USA Waste Common Stock to the stock price of Chambers Common Stock and Chambers Class A Common Stock for the twelve months ended December 2, 1994. The ratio of the stock price of Chambers Common Stock and Chambers Class A Common Stock to the stock price of USA Waste Common Stock ranged from 0.45 times to 0.14 times for the twelve months ended December 2, 1994. This compares to the Exchange Ratio of 0.41667 times.

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

     Discounted Cash Flow Analysis. DLJ also performed a discounted cash flow analysis to evaluate the consideration to be paid in the Merger. In conducting its analysis, DLJ relied on certain assumptions, financial forecasts and other information provided by Chambers and USA Waste management. Using the information set forth in the Chambers forecast, DLJ calculated the estimated "Free Cash Flow" based on projected unleveraged operating income adjusted for: (i) taxes, which in this analysis assumed no limitation on utilization of net operating loss carryforwards; (ii) certain projected non-cash items (i.e., depreciation and amortization); (iii) projected changes in non-cash working capital; and (iv) projected capital expenditures. DLJ analyzed the Chambers forecast and discounted the stream of free cash flows from fiscal 1995 to fiscal 1999 provided in such projections back to December 31, 1994 using discount rates ranging from 10% to 18%. To estimate the residual value of Chambers at the end of the forecast period, DLJ applied terminal multiples ranging from 5.0 times to
9.0 times to the projected fiscal 1999 EBITDA and discounted such value estimates back to December 31, 1994 using discount rates ranging from 10% to 18%. DLJ then summed the present values of the free cash flows and the present values of the residual values to derive a range of implied enterprise values for Chambers. The range of implied enterprise values of Chambers was then adjusted for non-operating assets and liabilities including: (i) estimated debt of $231.2 million; (ii) cash and cash equivalents of $26.2 million on December 31, 1994; and (iii) a litigation settlement of $70.0 million, to yield implied equity values of Chambers ranging from $78.2 million to $448.6 million. The range of implied equity values of Chambers was then divided by 66.8 million shares of Chambers stock outstanding as of December 13, 1994 to yield implied values ranging from $1.17 to $6.72 per fully diluted share. This compares to an implied Equity Purchase Price of the Merger of $4.79 on December 13, 1994.

     The summary set forth above does not purport to be a complete description of the analyses performed by DLJ. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized above, DLJ believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinions. In performing its analyses, DLJ made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

     Pursuant to the terms of an engagement letter dated November 20, 1994 among USA Waste, DLJ and Kidder, Peabody, DLJ and Kidder, Peabody agreed to provide certain financial advisory services to USA Waste and USA Waste agreed to pay a retainer fee of $100,000 (divided equally between DLJ and Kidder, Peabody). USA Waste also agreed to pay an additional $1,000,000 to DLJ upon mailing of the Joint Proxy Statement and Prospectus. Under the engagement letter, an additional fee of $2,900,000 will be payable by USA Waste upon consummation of the Merger, of which DLJ will be entitled to 80% and Kidder, Peabody will be entitled to 20%. USA Waste also agreed to reimburse DLJ and Kidder, Peabody for their out-of-pocket expenses and to indemnify them against certain liabilities and expenses.

     In the ordinary course of business, DLJ actively trades the securities of both USA Waste and Chambers for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

OPINION OF FINANCIAL ADVISOR TO CHAMBERS

     In connection with the Merger, Chambers engaged J.P. Morgan to render its opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by the holders of Chambers Common Stock and Chambers Class A Common Stock, based on the Exchange Ratio, as set forth in the Merger Agreement. No limitations were imposed on J.P. Morgan by the Board of Directors or management of Chambers with respect to the investigations made or procedures followed by J.P. Morgan in preparing and rendering its opinion, and Chambers and its management cooperated fully with J.P. Morgan in connection therewith. J.P. Morgan rendered to the Board of Directors of Chambers on December 19, 1994, and confirmed on the date hereof, its opinion that such consideration is fair, from a financial point of view, to the holders of the Chambers Common Stock and Chambers Class A Common Stock.

     A copy of J.P. Morgan's opinion, dated December 19, 1994, which sets forth the assumptions made, factors considered and limitations on the review undertaken by J.P. Morgan, is attached hereto as Appendix C. Holders of Chambers Common Stock and Chambers Class A Common Stock should read carefully the attached J.P. Morgan written opinion in its entirety and the discussion set forth herein concerning the scope and limitations of J.P. Morgan's review. J.P. Morgan's opinion is directed only to the consideration payable to holders of Chambers Common Stock and Chambers Class A Common Stock under the Merger Agreement and does not constitute a recommendation to any holder of Chambers Common Stock or Chambers Class A Common Stock as to how such holder should vote at the Chambers Special Meeting.

     In connection with its opinion, J.P. Morgan reviewed certain publicly available information concerning Chambers and USA Waste and certain internal financial analyses and other information furnished to it by the companies. J.P. Morgan also held discussions with members of the senior managements of Chambers and USA Waste regarding the business and prospects of both companies and of the combined company. In addition, J.P. Morgan: (i) reviewed historical prices and trading activity for the common stock of Chambers and USA Waste; (ii) compared certain financial and stock market information for Chambers and USA Waste with similar information for certain selected companies within the solid waste industry whose securities are publicly traded; (iii) reviewed the financial terms of certain recent business combinations which were deemed comparable in whole or in part; and (iv) performed such other studies and analyses and considered such other factors as were deemed appropriate (all such material studies and analyses are summarized below). J.P. Morgan also reviewed the Merger Agreement.

     As described in its opinion, J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of the information that was publicly available or was furnished by Chambers or otherwise reviewed by J.P. Morgan for purposes of rendering its opinion, and J.P. Morgan has not assumed any responsibility or liability therefor. J.P. Morgan assumed that the information relating to the prospects of Chambers and USA Waste reflects the best currently available estimates and judgments of the managements of the respective companies as to the likely future financial performance of Chambers and USA Waste. In addition, J.P. Morgan has not made an independent evaluation or appraisal of the assets of Chambers or USA Waste, nor has it been furnished with any evaluation or appraisal. J.P. Morgan's opinion states that it was based on market, economic, and other conditions as they existed and could be evaluated as of the date of the opinion. Subsequent developments may affect its opinion, and J.P. Morgan does not have any obligation to update, revise or reaffirm the opinion.

     The following is a brief summary of all material analyses that J.P. Morgan used in arriving at its opinion.

     Analysis of the Combined Company. J.P. Morgan analyzed certain pro forma effects resulting from the Merger, assuming the Exchange Ratio, for the fiscal years 1995, 1996 and 1997. This analysis was based on the respective projections of the managements of Chambers and USA Waste, and suggested that the Merger would be highly accretive to Chambers stockholders. The analysis indicated that pro forma earnings per share of Chambers would be significantly higher in 1995, 1996 and 1997 than comparable projections for Chambers as a stand-alone company during the same period. J.P. Morgan also analyzed the implied credit ratings for Chambers on a stand-alone basis versus those of the combined company, based on financial factors, including (i) revenues, (ii) EBIT divided by interest expense, (iii) net income plus non-cash charges divided by total borrowed funds,
(iv) total borrowed funds less cash ("Net Debt") divided by market value of debt plus equity, and (v) Net Debt divided by book value of equity. J.P. Morgan concluded that the Merger could well result in a higher credit rating for the combined company than for Chambers on a stand-alone basis.

     Contribution Analysis. J.P. Morgan compared the post-Merger percentage ownership of the combined company by the Chambers stockholders with the expected financial contribution percentage of Chambers to the pro forma results of the combined company using various measures of financial performance and condition, including revenues, EBIT, EBITDA, net income, total assets, and book equity. The income statement analysis was performed on the basis of management's projected results for year end 1994 and 1995. The balance sheet analysis was also performed on the basis of management's projections. Such analysis was considered in both absolute dollar terms and on a percentage basis for the year ended December 31, 1994. As a result of the Merger, Chambers stockholders will own approximately 55% of the combined company. The analysis indicated that Chambers' contribution to the combined company's pro forma results for the period ended December 31, 1994 (prior to taking into account operating synergies that may result from the Merger) would have been 55% of sales, 51% EBITDA, 39% EBIT and 24% Net Income.

     Comparison of Historical Stock Price Performance. To provide perspective on current public market valuations and stock price performance of USA Waste and Chambers relative to selected market indices, J.P. Morgan examined the history of the trading prices and their relative relationships for Chambers Common Stock and Chambers Class A Common Stock and USA Waste Common Stock for the latest 12 month period ended December 10, 1994. J.P. Morgan also reviewed the daily closing prices of Chambers Common Stock, Chambers Class A Common Stock and USA Waste Common Stock and compared these closing stock prices with selected market indices. During this twelve month period, Chambers Common Stock price ranged from a high of $5.375 per share to a low of $2.00 per share. Chambers Class A Common Stock price ranged from a high of $5.375 per share to a low of $1.875 per share. During this twelve month period, USA Waste Common Stock price ranged from a high of $15.00 per share to a low of $10.75 per share. By applying an Exchange Ratio of 0.41667 to the USA Waste historical trading range, J.P. Morgan arrived at an implied value per Chambers share ranging from $4.48 to $6.25.

     Discounted Cash Flow Valuation Analysis. J.P. Morgan analyzed the projected cash flows of Chambers and the combined company based on the management's forecasts and actual financial results. Using the information provided, J.P. Morgan calculated estimates of base case, upside and downside case "Free Cash Flows" based on projected unlevered operating income, adjusted for: (i) taxes, which in this analysis assumed no limitation on utilization of net operating loss carryforwards; (ii) certain projected non-cash items (i.e., depreciation and amortization); (iii) projected changes in non-cash working capital; and (iv) projected capital expenditures. J.P. Morgan analyzed the Chambers forecast and discounted the streams of cash flows from fiscal 1995 to 1999 provided in such projections back to December 31, 1994 using a discount rate of 11.02%. To estimate the residual value at the end of the forecast period, J.P. Morgan applied similar discount rates to the terminal period values, calculated by growing terminal year free cash flows in perpetuity at growth rates ranging from 2.5% to 4.5%. J.P. Morgan then summed the present values of the free cash flows and the present value of the residual values to derive a range of implied Enterprise Values ("Enterprise Value" is defined as the product of the stock price and total shares outstanding plus Net Debt (i.e., debt and preferred stock less cash and cash equivalents)) for Chambers. The Enterprise Value was then adjusted for nonoperating assets and liabilities including (i) debt of $198 million for Chambers; (ii) cash and cash equivalents of $48 million for Chambers; and (iii) a litigation settlement of $76 million to yield implied equity values of Chambers ranging from $126 million to $509 million. The range of implied equity values of Chambers was then divided by
66.788 million shares of Chambers stock outstanding as of December 18, 1994 to yield implied values ranging from $1.45 to $5.87 per fully diluted share. J.P. Morgan noted that, based on the Exchange Ratio, the Merger results in a discounted cash flow ("DCF") value for the combined company which exceeded the base case DCF for Chambers. The Discounted Cash Flow analysis of the combined company yielded implied values of $4.77 to $10.11 per Chambers share.

     Comparison With Selected Publicly Traded Companies. J.P. Morgan compared selected financial data of Chambers and USA Waste with certain data from publicly traded companies engaged in business considered by J.P. Morgan to be comparable to Chambers and USA Waste. Specifically, J.P. Morgan included in its review Allied Waste Industries, Inc., BFI, Integrated Waste Systems, Inc., Laidlaw, Inc., Mid-American Waste Systems, Inc., Republic Waste Industries, Inc., Sanifill, Inc., Western Waste Industries, Inc. and WMX Technologies, Inc. Such financial information included market valuation, the implied multiples based on the ratio of firm value to EBIT, EBITDA and projected EBITDA, and the implied multiples based on the ratio of current stock price to earnings per share and 1995 and 1996 projected earnings per share. The median multiple of firm value to EBIT for the companies was 11.62 times, with a high of 15.13 times, and a low of 9.87 times. The median EBIT multiple of 11.62 times was applied to Chambers' fiscal 1994 pro forma

EBIT to arrive at an implied firm value for Chambers of $289.3 million and an implied price of $0.73 per fully diluted share. The median multiple of firm value to EBITDA for the companies reviewed was 6.97 times, with a high of 12.8 times and a low of 6.07 times. The median EBITDA multiple of 6.97 times was applied to Chambers' fiscal 1994 pro forma EBITDA to arrive at an implied firm value for Chambers of $437.5 million and an implied price of $2.44 per fully diluted share. The median EBITDA multiple of 6.97 times was also applied to Chambers' fiscal 1995 pro forma EBITDA and discounted to present value using a weighted average cost of capital of 11.02% to arrive at an implied firm value for Chambers of $443.7 million and an implied price of $2.51 per fully diluted share. The median multiple of market value to net income was 15.77 times, with a high of 18.65 times and a low of 13.23 times. The median multiple of market value of net income of 15.77 times was applied to Chambers' fiscal 1994 pro forma net income to arrive at an implied market value of $199 million and an implied share price of $2.29. The median multiple of market value to projected fiscal year ended 1995 net income was 15.77 times, with a high of 18.65 times and a low of 13.23 times. The median multiple of market value to net income of
15.77 times was applied to Chambers' fiscal 1995 pro forma net income to arrive at an implied market value of $108 million and an implied share price of $1.25. The median multiple of market value to net income of 15.77 times was also applied to Chambers' fiscal 1997 pro forma net income and discounted to present value using a cost of equity of 14.09% to arrive at an implied market value of $186.5 million and an implied share price of $2.15.

     Analysis of Selected Mergers and Acquisitions. J.P. Morgan also reviewed selected recent mergers and acquisitions. The twelve transactions reviewed included: (i) WMX/SCA; (ii) Leigh/HT Hughes; (iii) Attwoods/Ebeneezer Mears;
(iv) Severn Trent/Biffa Holdings; (v) Wessex Waste/Wimpey Waste; (vi) WMX/SPAT;
(vii) Wessex Waste/WMX; (viii) South West Waste/HaulWaste; (ix) Hanson/ Econowaste; (x) BFI/Otto Waste; (xi) USA Waste/Envirofil; and (xii) BFI/Attwoods. In performing its analysis, J.P. Morgan compared selected financial data, including equity purchase price as a multiple of latest twelve months ("LTM") net income and book value, and aggregate purchase price (equity purchase price adjusted for long-term debt and cash) as a multiple of LTM revenues; EBIT; EBITDA; and operating income for 12 selected transactions in the solid waste industry. The median multiple of equity purchase price to net income was 30.05 times, with a high of 38.9 times and a low of 22.5 times, compared to
31.91 times net income for the Merger based on Chambers' operating performance for 1994 estimated fiscal year results and an Exchange Ratio of .41667. The median multiple of aggregate purchase price to LTM revenues was 1.98 times, with a high of 2.99 times and a low of 1.35 times, compared to 2.41 times net income for the Merger based on Chambers' operating performance for 1994 estimated fiscal year results and an Exchange Ratio of .41667. The median multiple of aggregate purchase price to LTM EBIT was 21.1 times, with a high of 37.07 times and a low of 16.29 times, compared to 25.24 times net income for the Merger based on Chambers' operating performance for 1994 estimated fiscal year results and an Exchange Ratio of .41667. The median multiple of aggregate purchase price to LTM EBITDA was 8.02 times, with a high of 8.7 times and a low of 7.34 times, compared to 10 times net income for the Merger based on Chambers' operating performance for 1994 estimated fiscal year results and an Exchange Ratio of .41667. J.P. Morgan noted that, based on the Exchange Ratio, the Merger results in multiples to LTM revenues, EBIT, EBITDA and operating income that are within the range of multiples for the 12 selected transactions, which are based on LTM financial performance. The transaction multiples were compared with those resulting from the Merger, which were found on an overall basis to be within the range of multiples for the comparable transactions. In addition, J.P. Morgan analyzed the premiums paid one day prior to announcement of 116 stock-for-stock merger transactions from 1991 through 1994, and concluded that the Chambers' implied premium compares favorably to other public mergers.

     The summary set forth above does not purport to be a complete description of the analyses of data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the summary set forth above and their analyses must be considered as a whole and that selecting portions thereof, without considering all of their analyses, could create an incomplete view of the processes underlying its analyses and opinion. J.P. Morgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which J.P. Morgan based its analyses are set forth above under the description of each such analysis.

J.P. Morgan's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

     As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuation for estate, corporate, and other purposes.

     In connection with the Merger, Chambers entered into an engagement letter with J.P. Morgan, pursuant to which Chambers retained J.P. Morgan to provide a fairness opinion in connection with the Merger. Pursuant to the engagement letter, Chambers agreed to pay J.P. Morgan $100,000 upon execution thereof and agreed to pay J.P. Morgan an additional fee upon the closing of the Merger equal to: (A) the product of (i) .0075, (ii) the last sales price of USA Waste's Common Stock on the last trading day prior to the closing date of the Merger that USA Waste's Common Stock is traded on the NYSE, (iii) 0.41667, and (iv) the total number of shares of Chambers Common Stock and Chambers Class A Common Stock outstanding on the closing date of the Merger; plus (B) the product of .0075 and all outstanding indebtedness of Chambers as of the closing date; less
(C) $600,000. Chambers has also agreed to reimburse J.P. Morgan for reasonable expenses incurred by J.P. Morgan and to indemnify J.P. Morgan against certain liabilities, including liabilities under the federal securities laws.

CONFLICTS OF INTERESTS

     In considering the recommendation of the Boards of Directors of USA Waste and Chambers with respect to the Merger, holders of common stock of USA Waste and Chambers should be aware that certain members of the Boards of Directors and management have certain interests separate from their interests as stockholders, including those referred to below.

     After the Merger is consummated, John G. Rangos, Sr., Chairman and Chief Executive Officer of Chambers, will become a Director and a non-executive Vice Chairman of USA Waste. Alexander W. Rangos, President and Chief Operating Officer of Chambers, will become a Director and Executive Vice President for Landfill Development of USA Waste for a five-year term at a base salary of $275,000 per year. In addition, at the Effective Time, USA Waste will enter into a consulting and non-compete agreement with each of John G. Rangos, Sr. and John
G. Rangos, Jr., Vice Chairman and Secretary of Chambers, providing for annual compensation of $450,000 and $250,000, respectively, for a term of five years each.

     In February 1993, Chambers entered into employment agreements with certain of its key executives that provide such executives with rights to severance benefits if employment with Chambers ceases under specified circumstances in connection with a "change of control" of Chambers such as the Merger. Such agreements were replaced effective as of February 1995 with agreements substantially similar to the prior agreements except with respect to certain termination provisions unrelated to the change of control termination provisions. If such severance payments were triggered, Chambers would be obligated to pay a total of approximately $7,600,000 to such executives. The term of each of these agreements ends on February 2, 1996. Discussions are ongoing with respect to continuing service to the combined company by certain executive officers of Chambers under either continuing employment agreements or consulting agreements.

     USA Waste has entered into employment agreements with certain of its executive officers and directors. The agreements contain non-compete and confidentiality clauses which are generally effective for a period of five years after termination of the executive's employment. In consideration for these clauses, USA Waste has agreed to pay an amount equal to a multiple of defined compensation upon the occurrence of a change in control of USA Waste if, following such change in control, USA Waste seeks to terminate such officers without cause or takes any action adverse to such officers without their consent. In the event of termination of all executives and directors with employment agreements upon a change in control, USA Waste would be required to make payments of approximately $3,484,000. See "Election of USA Waste
Directors -- Executive Compensation." The employment agreements entered into by Messrs. Drury, Moorehead, Sutherland-Yoest and Wilcox specifically exclude from a change in control transaction a transaction approved by 75% of the USA Waste Board of Directors.

     On July 8, 1993, Chambers entered into a purchase option with John G. Rangos, Sr., to acquire approximately 68.45 acres of land which are contiguous to Chambers' Monroeville landfill in Pennsylvania. The option, which extends through December 31, 1996, and for which Mr. Rangos was paid $87,000, grants to Chambers the right to purchase the property for $2,982,000, which is the fair market value indicated by an independent appraisal of the property in June 1993. Mr. Rangos currently owns an undivided 70% interest in the property and holds an option to acquire the remaining 30% undivided interest from, among others, Michael J. Peretto, a director of Chambers, for $894,600. USA Waste has agreed that at the Effective Time it will cause Chambers to exercise its right to acquire such property pursuant to the option agreement.

     On November 14, 1985, John G. Rangos, Sr., John G. Rangos, Jr. and Alexander W. Rangos, doing business as Synergy Associates, completed the private placement of a $3,000,000 Allegheny County Industrial Development Variable Rate Demand Note, initially bearing interest at a floating rate equal to 63% of the prime interest rate of PNC Bank, to finance the conversion of existing property into the current headquarters of Chambers. The outstanding principal balance of such note as of December 31, 1994 was $1,945,000. The lender has agreed not to exercise its rights to demand payment before November 1, 1995. Synergy Associates is directly liable on the instrument, which is secured by the property, but Chambers, as the tenant of the facility, was required by the lender to guarantee the financing. Under the lease, which was entered into in December 1986, Synergy Associates passed through to Chambers certain federal income tax credits. Through March 1987, it was determined that the amount of such tax credits passed through to Chambers exceeded $500,000. Because the amount of these tax credits substantially exceeded the expectations of the parties at the time the lease was entered into, Chambers agreed to modify the lease to provide to Synergy Associates the option, exercisable at any time, to have Chambers prepay the twentieth year's rent in an amount equal to the rent that is due in the year in which the option is exercised. This option was exercised in April 1988, and Chambers made the aforementioned prepayment in an amount of approximately $752,000. The lease provides for a renewal term of ten years following the expiration of the initial twenty-year term. This long-term leasing arrangement and guarantee by Chambers of the financing discussed above were approved by a majority of the disinterested directors of Chambers on November 1, 1985. The cost to Chambers as lessee, including the cost of construction paid for by Chambers, is approximately $19.47 per square foot per year, based upon 57,238 square feet of rented space. Aggregate payments under the lease during 1994 were approximately $1,018,000. The lease provides for annual rent increases based upon inflation, increases in insurance costs and real estate taxes, and changes in the debt service costs to Synergy Associates. Pursuant to the terms of the settlement agreement executed by counsel to the certain derivative litigation affecting Chambers (see "The Merger and Related Transactions -- Financing Arrangements" and "Description of Chambers -- Legal Proceedings"), the Rangos family has agreed to cause Synergy Associates to contribute the building, subject to the existing mortgage, to Chambers, which will result in the extinguishment of future lease obligations which, as of December 31, 1994, totaled approximately $11,140,000. A third party independent appraiser has assigned such future lease obligations a present value of approximately $7,380,000. In anticipation of the transfer of the building, Synergy Associates and Chambers intend to address certain claims made by Synergy Associates for rental adjustments of approximately $300,000.

     USA Waste has also agreed to use its reasonable efforts to have John G. Rangos, Sr. removed, as promptly as possible after the Effective Time, as a guarantor of certain performance bonds (in a face amount of approximately $14.7 million) naming Chambers as an insured. USA Waste has agreed that, until Mr. Rangos is relieved from all liability under such performance bonds, it will indemnify and hold Mr. Rangos harmless against any costs or expenses incurred by Mr. Rangos in connection with such bonds.

     Ten of the executive officers of Chambers hold options to acquire an aggregate of 860,600 shares of Chambers Class A Common Stock pursuant to the terms of certain stock option agreements, at exercise prices ranging from $2.25 to $17.44. Of such options, 418,550 are currently exercisable and 442,050 will become fully vested and exercisable immediately upon a "change in control" such as the Merger. Included in such options are options held by Alexander W. Rangos and John G. Rangos, Jr., each to acquire 38,700 shares at an exercise price of $2.25 per share. At the Effective Time, all of these options will be automatically converted into options to purchase a number of shares of USA Waste Common Stock equal to the number of Chambers shares underlying such options multiplied by the Exchange Ratio, at an exercise price equal to the exercise price of the Chambers Option divided by the Exchange Ratio. All other terms and conditions of the options will be the same as before the Effective Time. As a result, the options exercisable by the executive officers of Chambers for 860,600 shares of Chambers Class A Common Stock will be converted into options to acquire 358,856 shares of USA Waste Common Stock. The price will be converted from $2.25 to $17.44 per share of Chambers Class A Common Stock to $5.40 to $41.85 per share of USA Waste Common Stock. Each of Alexander W. Rangos and John G. Rangos, Jr. will have their options converted into options to acquire 16,125 shares of USA Waste Common Stock at $5.40 per share. Based upon the closing sale price of $15.10 per share of USA Waste Common Stock on the Record Date, the total value based upon the excess of the market price of the stock over the exercise price of the options that would become exercisable upon consummation of the Merger is $1,294,486, with approximately $156,413 attributable to the options held by each of Alexander W. Rangos and John G. Rangos, Jr. See "The Plan of Merger and Terms of the Merger -- Chambers Options."

     The Merger Agreement provides for indemnification of the officers and directors of Chambers against all costs or expenses (including reasonable attorney's fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of, relating to, or in connection with any action or omission occurring prior to the Effective Time (including acts or omissions in connection with such persons serving as an officer, director, or other fiduciary in any entity if such service was at the request of Chambers) or arising out of or pertaining to the transactions contemplated by the Merger Agreement. See "The Plan of Merger and Terms of the Merger -- Indemnification."

SHAREHOLDERS AGREEMENT

     At the Effective Time of the Merger, USA Waste, Donald F. Moorehead, Jr., and John E. Drury will enter into the Shareholders Agreement with John G. Rangos, Sr., John G. Rangos, Jr., Alexander W. Rangos and John Rangos Development Corporation, Inc. (who comprise the Rangos Shareholders) that, among other things, will provide certain rights to the Rangos Shareholders to name or participate in the naming of certain members to the Board of Directors of USA Waste and to name certain members of the Executive Committee of the Board of Directors of USA Waste. In addition, the Shareholders Agreement will require the affirmative vote of at least two-thirds of the members of the USA Waste Board of Directors to take certain actions. The Shareholders Agreement will remain in effect until the aggregate number of shares of USA Waste Common Stock beneficially held by the Rangos Shareholders and their affiliates is less than five percent of the outstanding shares of USA Waste Common Stock. Immediately after the Effective Time, the Rangos Shareholders will control approximately 20.8% of the voting stock of USA Waste, and Donald F. Moorehead, Jr. and John E. Drury will collectively control approximately 5.0% of such stock.

     Pursuant to the Shareholders Agreement, USA Waste and Messrs. Moorehead and Drury will be obligated, immediately after the Effective Time, to use their best efforts to cause John G. Rangos, Sr. and Alexander W. Rangos to be appointed as directors of USA Waste. In addition, during the term of the Shareholders Agreement, USA Waste, Messrs. Moorehead and Drury, and the Rangos Shareholders will use their best efforts to cause the Board of Directors to include at all times (in addition to the two directors designated by the Rangos Shareholders) four persons who are approved by at least four members of an Executive Committee of the Board of Directors and none of whom is an officer or employee of USA Waste or Chambers. The Shareholders Agreement also provides that USA Waste and Messrs. Moorehead and Drury will use their best efforts to establish and maintain an Executive Committee of the Board of Directors consisting of five directors and to cause the Executive Committee to include the two directors designated by the Rangos Shareholders.

FINANCING ARRANGEMENTS

     Pursuant to requirements negotiated in connection with the Merger Agreement, USA Waste and Chambers developed a plan for the financing of certain of Chambers' obligations, including a $6,800,000 obligation that was due in January 1995 and $70,000,000 in payments required pursuant to the settlement agreements with respect to the shareholder litigation (the "Settlement Agreements"). See "Description of Chambers -- Legal Proceedings." The purpose of the financing plan, the requirements for which were imposed by Chambers as a condition to proceeding with the negotiation and execution of the Merger Agreement, was to provide Chambers with the ability to fund these payment obligations pending the Merger and in the event that the parties were subsequently unable or unwilling to proceed with the Merger. The financing plan was set forth in a letter agreement executed on December 19, 1994. To provide for the payment of the $6,800,000 obligation, USA Waste agreed (i) to accelerate to January 30, 1995 the payment of $2,500,000 on certain promissory notes owing by USA Waste to Chambers with respect to a previous transaction and (ii) to enter into a letter of intent pursuant to which USA Waste would agree to acquire certain assets from Chambers and make a deposit of $4,300,000 to be applied against the purchase price for such assets. These payments were made and a letter of intent was executed providing for the purchase of certain assets, including a hauling company in Charlotte, North Carolina and a landfill and a collection facility in Lake, Mississippi, for a total purchase price of $7,600,000. The letter of intent will expire upon the Merger. In the event the Merger Agreement is terminated, the closing of the asset purchase will occur within 75 days after such termination. To provide for the funding of the initial $25,000,000 settlement payment due upon final approval of the settlement of the shareholder litigation, USA Waste agreed to make an advance purchase of airspace rights at certain of Chambers' landfills in the aggregate amount of $25,000,000. Such payment would be made within 30 days after final approval of the Settlement Agreement and expiration of the applicable appeal period. To provide for the payment of the $45,000,000 settlement payment on the shareholder litigation, USA Waste and Chambers have agreed to negotiate an agreement for the purchase by USA Waste from Chambers of an asset or group of assets or airspace rights mutually selected by USA Waste and Chambers and having a fair market value of not less than $45,000,000. Payment of such amount is required not later than one year from the date of final approval of the Settlement Agreements and expiration of the applicable appeal period. In the event Chambers completes a refinancing of its current indebtedness, including amounts due with respect to the shareholder litigation, USA Waste's obligation to finance the $45,000,000 payment will lapse and USA Waste will have an option to require Chambers to repurchase, and Chambers will have an option to require USA Waste to sell, any unused airspace purchased in advance by USA Waste.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes certain material Federal income tax consequences of the Merger to holders of Chambers Common Stock under the Code, but does not deal with all tax consequences of the Merger that may be relevant to Chambers stockholders in light of their particular circumstances, such as the tax consequences to Chambers stockholders who do not hold their Chambers Common Stock or Chambers Class A Common Stock as a capital asset, foreign persons, or persons who acquired their shares in compensatory transactions. Furthermore, no foreign, state, or local tax considerations are addressed herein.

     THIS SUMMARY SHOULD NOT BE REGARDED AS A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE MERGER TO A CHAMBERS STOCKHOLDER. EACH CHAMBERS STOCKHOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO SUCH STOCKHOLDER'S OWN SITUATION.

     Chambers has received from its counsel, Thorp, Reed & Armstrong, an opinion (the "Opinion") to the effect that neither Chambers nor its stockholders will recognize any gain or loss for federal income tax purposes as a result of consummation of the Merger, except to the extent that such stockholders receive cash in lieu of a fractional share of USA Waste Common Stock. In addition, Thorp, Reed & Armstrong has opined, based upon representations from USA Waste, that implementation of the Reincorporation will not alter its Opinion. Thorp, Reed & Armstrong shall confirm the Opinion as of the Effective Time. The Opinion is subject to certain qualifications and assumptions as noted therein and is based on certain representations of USA Waste, Acquisition, Chambers, and affiliates of Chambers. Included among these representations is a representation by Chambers that following the Merger it will hold at least 90% of the fair market value of its net assets, at least 70% of the fair market value of its gross assets, at least 90% of the fair market value of Acquisition's net assets and at least 70% of the fair market value of Acquisition's gross assets held immediately prior to the Merger. Chambers stockholders should be aware that this discussion and the Opinion is based upon counsel's interpretation of the Code, applicable Treasury regulations, judicial authority, and administrative rulings and practice, all as of the date hereof. There can be no assurance that future legislative, judicial, or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Merger. Chambers stockholders should be aware that the Opinions will not be binding upon the Internal Revenue Service (the "Service") and the Service will not be precluded from adopting a contrary position.

     Assuming the Merger qualifies as a reorganization under Section 368(a) of the Code, the following Federal income tax consequences will occur:

          (a) no gain or loss will be recognized by USA Waste, Acquisition or Chambers in connection with the Merger;

          (b) no gain or loss will be recognized by a holder of Chambers Common Stock or Chambers Class A Common Stock who exchanges all of his shares of Chambers Common Stock or Chambers Class A Common Stock solely for shares of USA Waste Common Stock in the Merger;

          (c) the aggregate tax basis of the shares of USA Waste Common Stock received by a Chambers stockholder in the Merger (including any fractional share not actually received) will be the same as the aggregate tax basis of the Chambers Common Stock or Chambers Class A Common Stock surrendered in exchange therefor;

          (d) the holding period of the shares of USA Waste Common Stock received by a Chambers stockholder in the Merger will include the holding period of the shares of Chambers Common Stock or Chambers Class A Common Stock surrendered in exchange therefor, provided that such shares of Chambers Common Stock or Chambers Class A Common Stock are held as capital assets at the Effective Time; and

          (e) a Chambers stockholder receiving cash in lieu of a fractional share will recognize gain or loss upon such payment equal to the difference, if any, between such stockholder's basis in the fractional share (as described in paragraph (c) above) and the amount of cash received. Such gain or loss will be a capital gain or loss if the Chambers Common Stock or Chambers Class A Common Stock is held as a capital asset at the Effective Time.

     Even if the Merger qualifies as a tax-free reorganization, a recipient of USA Waste Common Stock could recognize gain to the extent that such shares were considered by the Service to be received in exchange for consideration other than Chambers Common Stock or Chambers Class A Common Stock. All or a portion of such gain may be taxable as ordinary income. Gain would be recognized to the extent that a Chambers stockholder was treated by the Service as receiving (directly or indirectly) consideration other than USA Waste Common Stock in exchange for his or her Chambers Common Stock or Chambers Class A Common Stock.

     A successful challenge by the Service to the tax-free reorganization status of the Merger would result in a Chambers stockholder recognizing taxable gain or loss with respect to the difference between the stockholder's basis in his or her shares and the fair market value, as of the Effective Date, of the USA Waste Common Stock received in exchange therefor. In such event, a stockholder's basis in the USA Waste Common Stock so received would equal its fair market value and the holding period for such stock would begin on the Effective Date.

     The Federal income tax consequences summarized above are for general information only. Each Chambers stockholder should consult a tax advisor as to the particular consequences of the Merger that may apply to such stockholder, including the application of the state inheritance and gift tax laws and of state, local, and foreign laws.

NET OPERATING LOSS CARRYFORWARDS

     Chambers' federal income tax returns for 1988 through 1992 are currently under examination by the Service. Chambers has reached tentative agreement with the Service regarding the tax treatment of certain costs and expenses deducted for financial statement purposes in these open tax years. That agreement is subject to the approval of the Joint Committee on Taxation. Based on this tentative agreement, Chambers estimates its consolidated tax net operating loss carryforwards to be approximately $232 million at December 31, 1994, the majority of which expire in 2007.

     The net operating loss carryforwards will be adjusted for the effect of the proposed settlement of the Chambers' shareholder litigation. The amount of the net operating loss will be subject to adjustment as actual shareholder claims are paid in accordance with the proposed settlement. For a description of the shareholder litigation and the proposed settlement, see "Description of Chambers -- Legal Proceedings."

     Section 382 of the Code generally provides that following an "ownership change," a corporation's (the "Loss Corporation") ability to utilize net operating loss carryforwards will be subject to an annual limitation ("the
Section 382 Limitation") equal to the product of (i) the fair market value of the Loss Corporation's stock at the time of the ownership change and (ii) the long-term tax-exempt rate published by the Service at the time of the ownership change (currently 6.21%). In determining the fair market value of a Loss Corporation's stock, any capital contributions received by the Loss Corporation as part of a plan a principal purpose of which is to avoid or increase the
Section 382 Limitation is disregarded. Any capital contribution made to the Loss Corporation within the two years preceding the ownership change is generally treated as part of a plan to avoid or reduce the Section 382 Limitation.

     Under Section 382 the determination of whether an "ownership change" has occurred is based on ownership shifts involving persons or groups that are or are deemed to be "5-percent shareholders" of a Loss Corporation as defined in
Section 382 and the regulations thereunder that have occurred during the three years preceding any ownership shift. While the Merger represents an ownership shift under Section 382 and although a complete analysis has not been made, Chambers does not expect to experience an ownership change as defined in Section 382 as a result of the Merger after considering other ownership shifts involving 5-percent shareholders of Chambers that have occurred during the three years prior to the Effective Time.

     While Chambers does not expect to experience an ownership change as a result of the Merger, certain future ownership shifts involving persons or groups that are or are deemed to be 5-percent shareholders of Chambers that occur during the three years subsequent to the Effective Time (the "NOL Testing Period") may result in an ownership change under Section 382 and limit USA Waste's ability on an annual basis to utilize Chambers' net operating loss carryforwards after the date of such ownership change. Ownership shifts that may, individually or collectively, result in an ownership change include, but are not limited to: (i) the acquisition by a person or group of 5% or more of the outstanding shares of USA Waste Common Stock, (ii) certain dispositions by John G. Rangos, Sr., a 5-percent shareholder of Chambers within the meaning of
Section 382, of shares of USA Waste Common Stock, (iii) certain acquisitions by John G. Rangos, Sr. or Robert F. Smith, who would become a 5-percent shareholder of Chambers within the meaning of Section 382, of shares of USA Waste Common Stock, or (iv) the issuance by USA Waste of a relatively small number of shares of USA Waste Common Stock (including upon exercise of currently outstanding warrants or conversion of currently outstanding warrants or conversion of currently outstanding convertible debentures) in any taxable year.

     Since USA Waste can control neither the ownership shifts identified in clauses (i), (ii), and (iii) of the preceding sentence nor certain transactions that fall within clause (iv), no assurance can be given that an ownership change will not occur during the NOL Testing Period. Because of the number of ownership shifts that will have occurred relating to Chambers as of the Effective Time, the amount of collective ownership shifts that must occur during the NOL Testing Period in order to trigger an ownership change could involve as little as approximately two percent of the outstanding shares of USA Waste Common Stock. In addition, USA Waste may decide that it is advisable to undertake an equity offering during the NOL Testing Period of a number of shares that individually, or collectively with other ownership shifts that have occurred subsequent to the Effective Time, results in an ownership change.

     The actual Section 382 Limitation will depend on the fair market value of USA Waste Common Stock and the applicable long-term tax-exempt rate at the time of the ownership change. Assuming a market value of $15.50 per share, which was the closing price of USA Waste Common Stock on May 8, 1995, and applying the current long-term tax-exempt rate published by the Service of 6.21%, the Section 382 Limitation (assuming no adjustment for any built-in-gain) for any taxable year ending after the ownership change would be approximately $26.7 million. Any unused net operating loss carryforwards may be carried forward on a cumulative basis for up to 15 years from the year in which the loss was generated. In addition, if Chambers has a net built-in-gain as defined in Section 382 of the Code and if built-in-gains are recognized for tax purposes over the next five years, the Section 382 Limitation may be increased by the amount of recognized built-in-gain. On the other hand, if Chambers has a net built-in-loss, then certain items which would otherwise be deductible for tax purposes over the next five years would not be deductible to the extent they exceed the Section 382 Limitation. Chambers cannot definitively determine if a built-in-gain or built-in-loss exists subject to the final settlement of the audit by the Service.

     Regulations governing the filing of consolidated returns by affiliated groups of corporations also may limit the use of net operating loss carryforwards of a corporation. Subject to certain regulations discussed below, if an acquired company is a member of an affiliated group filing consolidated returns, any of the acquired corporation's pre-acquisition net operating loss carryforwards which continue to be usable by the acquired corporation will become "separate return limitation year" ("SRLY") net operating losses and hence will be usable only against the acquired corporation's profits, not against the acquiring corporation's profits or the profits of other members of the acquiring corporation's consolidated group. If, however, the shareholders of the acquired corporation receive in the acquisition more than 50% of the fair market value of the stock of the acquiring corporation (as a result of owning stock in the acquired corporation) and a consolidated return is filed for the first year ending after the acquisition, then the transaction is a reverse acquisition under the consolidated return rules. Proposed regulations would clarify the application of the reverse acquisition rules to certain transactions (such as a reorganization described in Section 368(a)(2)(E)). Under such regulations, the acquired corporation's consolidated group is treated as remaining in existence (with the acquiring company as the new parent) and the acquiring corporation's consolidated group is treated as terminating for purposes of the consolidated return regulations. Chambers has advised that its pre-acquisition stockholders will receive more than 50 percent of the fair market value of USA Waste's stock in the acquisition as a result of owning Chambers' stock. Thus, assuming that the former stockholders of Chambers receive more than 50 percent of the fair market value of the stock of USA Waste in the exchange, there should be a reverse acquisition and pursuant to such regulations, the Chambers consolidated group would remain in existence. If the Merger is treated as a reverse acquisition, Chambers' net operating loss carryforwards would not be SRLY net operating losses and hence would generally be usable (subject to any other limitation, including the Section 382 Limitation discussed above) against the profits of USA Waste or any other member of the Chambers-USA Waste consolidated group.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for using the "pooling of interests" method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling of interests method of accounting assumes that the combining companies have been merged from inception, and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies have been combined from inception.

     One of the conditions to the Merger is the receipt by USA Waste of a letter from its independent accountants, Coopers & Lybrand L.L.P., that the Merger will qualify as a "pooling of interests" for accounting and financial reporting purposes.

GOVERNMENT AND REGULATORY APPROVALS

     Transactions such as the Merger are reviewed by the Antitrust Division of the Department of Justice (the "Department of Justice") and the Federal Trade Commission (the "FTC") to determine whether they comply with applicable antitrust laws. Under the provisions of the HSR Act, the Merger may not be consummated until such time as the specified waiting period requirements of the HSR Act have been satisfied. USA Waste and Chambers filed notification reports with the Department of Justice and FTC under the HSR Act on March 1, 1995, and March 10, 1995, respectively, and the waiting period expired on April 9, 1995.

     At any time before or after the Effective Time, the Department of Justice and FTC or a private person or entity could seek under the antitrust laws, among other things, to enjoin the Merger or to cause USA Waste to divest itself, in whole or in part, of Chambers or of other businesses conducted by USA Waste. There can be no assurance that a challenge to the Merger will not be made or that, if such a challenge is made, USA Waste and Chambers will prevail.

     USA Waste and Chambers are not aware of any other governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable federal and state securities laws.

SETTLEMENT OF CERTAIN CHAMBERS LITIGATION

     Chambers and its affiliates became defendants in a number of federal and state lawsuits arising from an announcement of a change in Chambers' accounting method in March 1992 and a subsequent $362 million reduction in retained earnings as of December 31, 1991. In addition, in 1992, the Commission initiated an investigation with respect to Chambers' accounting method and the accuracy of its financial statements and into the possibility that persons or entities had traded in Chambers' securities on the basis of inside information prior to the announcement of the change in accounting method. On February 24, 1995, Chambers and shareholder representatives executed definitive agreements providing for the settlement and dismissal of the shareholder litigation and the payment of approximately $80,000,000 by Chambers. Such payment may be increased upon consummation of the Merger or a comparable transaction, with the size of such increase depending upon the amount of consideration received by the Chambers stockholders. On March 22, 1995, the court granted preliminary approval of the settlements and the distribution of notices to Chambers' stockholders and the plaintiff class members regarding the settlements. A hearing upon the fairness, reasonableness and adequacy of the proposed settlements has been scheduled for May 19, 1995. In connection with the Commission investigation, on May 9, 1995, the Commission announced the filing of a complaint against Chambers alleging that Chambers violated the antifraud provisions of the Securities Act and the antifraud, reporting, internal controls and recordkeeping provisions of the Exchange Act. Chambers simultaneously consented, without admitting or denying the allegations, to the entry of an order enjoining it from violating certain provisions of the Securities Act and the Exchange Act and requiring Chambers to pay a civil penalty of $500,000. For a description of the lawsuits, the settlement agreements and the Commission investigation, see "Description of Chambers -- Legal Proceedings." Consummation of the Merger is conditioned upon the shareholder litigation having been fully and irrevocably settled and upon agreement of the Commission to a consent order with respect to the Commission's investigation as to Chambers accounting method and the accuracy of its financial statements upon terms and conditions satisfactory to USA Waste.

RESTRICTIONS ON RESALES BY AFFILIATES

     The shares of USA Waste Common Stock received by Chambers stockholders in connection with the Merger have been registered under the Securities Act and, except as set forth below, may be traded without restriction. The shares of USA Waste Common Stock issued in the Merger and received by persons who are deemed to be "affiliates" (as that term is defined in Rule 144 under the Securities
Act) of Chambers prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or, in the case of persons who become affiliates of USA Waste, Rule 144 under the Securities Act) or as otherwise permitted under the Securities Act. The Merger Agreement provides that Chambers and USA Waste will use their best efforts to cause each of their principal executive officers, directors, and affiliates to deliver to USA Waste and/or Chambers on or prior to the Effective Time a written agreement to the effect that such persons will not offer to sell, sell, or otherwise dispose of any shares of USA Waste Common Stock issued in the Merger except, in each case, pursuant to an effective registration statement or in compliance with Rule 145 or in a transaction which, in the opinion of legal counsel satisfactory to USA Waste, is exempt from the registration requirements of the Securities Act and, in any case, until after the results covering 30 days of post-Merger combined operations of USA Waste and Chambers have been filed with the Commission, sent to shareholders of USA Waste, or otherwise publicly issued.

     Under Commission guidelines interpreting generally accepted accounting principles, the sale of USA Waste Common Stock or Chambers Common Stock and Chambers Class A Common Stock by an affiliate of either USA Waste or Chambers generally within 30 days prior to the Effective Time or thereafter prior to the publication of financial statements that include a minimum of at least 30 days of combined operations of USA Waste and Chambers after the Effective Time could preclude "pooling of interests" accounting treatment for the Merger.

                        ELECTION OF USA WASTE DIRECTORS

NOMINEES FOR ELECTION AS DIRECTORS

     The following nine current directors of USA Waste have been nominated for election as directors at the USA Waste Annual Meeting: Donald F. Moorehead, Jr., John E. Drury, David Sutherland-Yoest, Earl E. DeFrates, George L. Ball, Robert
A. Mosley, John D. Spellman, Gene A. Meredith, and Richard J. Heckmann.

     If the Board Classification Proposals are approved, (i) Messrs. Sutherland-Yoest, Mosley, and Heckmann will be designated Class I directors and elected for a term of one year expiring at the 1996 annual meeting of shareholders and until their successors are elected and qualified, (ii) Messrs. Moorehead, Spellman, and Meredith will be designated Class II directors and elected for a term of two years expiring at the 1997 annual meeting of shareholders and until their successors are elected and qualified, and (iii) Messrs. Drury, DeFrates, and Ball will be designated Class III directors and elected for a term of three years expiring at the 1998 annual meeting of shareholders and until their successors are elected and qualified. If the Board Classification Proposals are not approved, the nine directors elected will serve as Directors until the next annual meeting and until their successors are elected and qualified.

     At the Effective Time, USA Waste, Donald F. Moorehead, Jr. and John E. Drury will enter into the Shareholders Agreement with the Rangos Shareholders that, among other things, will provide certain rights to the Rangos Shareholders to name or participate in the naming of members to the Board of Directors of USA Waste and to name certain members of the Executive Committee of the Board of Directors of USA Waste. See "The Merger and Related Transactions -- Shareholders Agreement." Accordingly, at the Effective Time, Messrs. DeFrates, Spellman, Mosley, and Meredith have indicated that they would resign from their respective seats on the USA Waste Board of Directors and the resulting vacancies would be filled by John G. Rangos, Sr. and Alexander W. Rangos, the two directors designated by the Rangos Shareholders, and William E. Moffett and Peter J. Gibbons, who would be approved by the Executive Committee of the Board of Directors. Mr. Gibbons would become a Class I director, John G. Rangos, Sr. and Mr. Moffett would become Class II directors, and Alexander W. Rangos would become a Class III director. The Shareholders Agreement will remain in effect until the aggregate number of shares of USA Waste Common Stock beneficially held by the Rangos Shareholders and their affiliates is less than five percent of the outstanding shares of USA Waste Common Stock. Immediately after the Effective Time, the Rangos Shareholders will control approximately 20.8% of the voting stock of USA Waste, and Donald F. Moorehead, Jr. and John E. Drury will collectively control approximately 5.0% of such stock.

     Unless a shareholder requests that voting of his proxy be withheld for any one or more of the nominees for directors by so directing on the proxy card, the shares represented by the proxy will be voted FOR election of the nine nominees described below. If any nominee becomes unavailable for any reason, then the shares represented by proxy will be voted FOR the remainder of the listed nominees and for such other nominees as may be designated by the Board of Directors of USA Waste as replacements for those who become unavailable. The three nominees in each class receiving the highest number of affirmative votes will be elected to the Board of Directors of USA Waste.

     The following table sets forth certain information concerning the persons who have been nominated for election to the Board of Directors of USA Waste and the executive officers of USA Waste.

                                                                                DIRECTOR   DIRECTOR
               NAME                        POSITION WITH USA WASTE        AGE    SINCE     CLASS(5)
- -----------------------------------  -----------------------------------  ---   --------   --------
Donald F. Moorehead, Jr.(1)(2).....  Chairman of the Board, Chief         44      1990         II
                                       Development Officer and Director
John E. Drury(1)...................  Chief Executive Officer and          51      1994        III
                                       Director
David Sutherland-Yoest(1)..........  President, Chief Operating Officer   38      1994          I
                                       and Director
Earl E. DeFrates(1)(6).............  Executive Vice President, Chief      51      1990        III
                                       Financial Officer, Treasurer and
                                       Director
George L. Ball(2)(3)(4)............  Director                             56      1991        III
Robert A. Mosley(2)(3)(4)(6).......  Director                             60      1987          I
John D. Spellman(3)(4)(6)..........  Director                             68      1994         II
Gene A. Meredith(6)................  Director                             53      1994         II
Richard J. Heckmann................  Director                             51      1994          I
Charles A. Wilcox..................  Executive Vice                       42
                                       President -- Operations
Gregory T. Sangalis................  Vice President, General Counsel and  39
                                       Secretary
Bruce E. Snyder....................  Vice President, Corporate            39
                                       Controller, and Chief Accounting
                                       Officer
Hubert J. Bourque..................  Vice President -- Environmental      45
                                       Affairs and Chief Compliance
                                       Officer
James R. Jones.....................  Vice President -- Engineering        50
                                       Services

- ---------------

(1) Member of the Executive Committee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.
(4) Member of 1993 Stock Incentive Plan Committee.
(5) Assuming the Board Classification Proposals are approved.
(6) Messrs. DeFrates, Mosley, Spellman and Meredith will resign as directors and committee members at the Effective Time.

     Donald F. Moorehead, Jr. has been Chairman of the Board since October 1, 1990 and Chief Development Officer since May 27, 1994. From October 1, 1990 to May 27, 1994, he was also Chief Executive Officer. Mr. Moorehead was Chairman of the Board and Chief Executive Officer of Mid-American Waste Systems Inc. ("Mid-American") from the inception of Mid-American in December 1985 until August 1990 and continued as a director until February 1991. From 1977 until 1984, Mr. Moorehead served in various management positions with Waste Management Inc.

     John E. Drury has been Chief Executive Officer since May 27, 1994. From 1992 to May 1994, Mr. Drury served as a Managing Director of Sanders Morris Mundy Inc. ("SMMI"), a Houston based investment banking firm. Mr. Drury served as President and Chief Operating Officer of BFI from 1982 to 1991, during which time he had chief responsibility for worldwide operations.

     David Sutherland-Yoest has been President, Chief Operating Officer since May 27, 1994. Prior to joining USA Waste, he was President, Chief Executive Officer and a director of Envirofil. He joined Envirofil in January 1993 and was elected a director in March 1993. From September 1989 to June 1992, Mr. Sutherland-Yoest served as President of Browning-Ferris Industries, Ltd. ("BFI Ltd."), the Canadian subsidiary of BFI. From January through September 1989, Mr. Sutherland-Yoest served as Vice-President, Corporate Develop-ment, for Laidlaw Waste Systems, Inc. From 1987 to September 1989, Mr. Sutherland-Yoest was Laidlaw's Regional Vice-President -- Atlantic Region, located in Columbus, Ohio. From 1981 to 1987, Mr. Sutherland-Yoest served as District Manager -- Vancouver and District Manager -- Calgary for BFI Ltd.

     Earl E. DeFrates has been Chief Financial Officer and Treasurer since October 1990. Mr. DeFrates joined USA Waste as Vice President Finance in October 1990 and was elected Executive Vice President in May 1994. Prior thereto, Mr. DeFrates was employed by Acadiana Energy Inc. (formerly Tatham Oil & Gas, Inc.), serving in various officer capacities including the company's Chief Financial Officer, since 1980.

     George L. Ball has been nonexecutive Chairman of the Board and a director of SMMI since May 1992. From September 1992 to January 1994, Mr. Ball was a Senior Executive Vice President of Smith Barney Shearson Inc. From September 1991 to September 1992, Mr. Ball was a consultant to J. & W. Seligman & Co. Incorporated. In 1982, Mr. Ball was elected President and Chief Executive Officer of Prudential-Bache Securities, Inc. and in 1986 was elected Chairman of the Board, serving in such position until his resignation in 1991. He also served as a member of the Executive Office of Prudential Insurance Company of America. Prior to joining Prudential, Mr. Ball served as President of E.F. Hutton Group, Inc. Mr. Ball is also a director of American Ecology Corporation, Leviathan Gas Pipeline Company, L.P., and BioMedical Waste Systems, Inc. Mr. Ball is a trustee emeritus of Brown University, a director of the National Symphony Orchestra, a trustee of the Joint Council on Economic Education, and a director of the Jefferson Awards.

     Robert A. Mosley has been a certified public accountant in Moore, Oklahoma, since 1960, currently owns Trailers, Unlimited in Moore, Oklahoma, and serves as President and a director of West Avionics, Inc., Moore, Oklahoma, a company overseeing bids on government contracts. Mr. Mosley has also served as a director of First National Bank of Bethany, Bethany, Oklahoma, since 1971.

     John D. Spellman has been Of Counsel to the firm of Carney, Badley, Smith & Spellman, A Professional Corporation, and an Adjunct Professor in Administrative Law at the Institute of Public Service at Seattle University since 1985. From 1981 to 1985, Mr. Spellman was Governor of the State of Washington. From 1969 to 1981, he served as Executive of King County (Seattle), Washington.

     Gene A. Meredith was a Director of Envirofil from March 1993 to May 1994. From 1989 to the present, he has been active as an investor, as well as a co-founder, officer and director of two floor trading member firms of the AMEX. From 1974 to 1989, Mr. Meredith served as BFI's Regional Vice President for the Pacific Region.

     Richard J. Heckmann is Chairman, President, and Chief Executive Officer of United States Filter Corporation ("U.S. Filter"), a position he assumed in July 1990. Prior to joining U.S. Filter, Mr. Heckmann was a Senior Vice
President -- Investments and Branch Manager of Prudential-Bache Securities in Rancho Mirage, California. Mr. Heckmann is also a director of The Earth Technology Corporation and Air Cure, Inc.

     Charles A. Wilcox has been Executive Vice President -- Operations of USA Waste since December 1994. From April 1981 until November 1994, Mr. Wilcox held positions with BFI including Managing Director of B.F.S.A. LTD (October 1984 to December 1987) and Regional Vice President, Pacific Region (October 1988 to June
1993). Other assignments with BFI included District Manager, New Orleans; President -- Special Services, Corporate; and Division Vice
President -- Northern Florida.

     Gregory T. Sangalis has been Vice President, General Counsel and Secretary since April 4, 1995. Prior to joining USA Waste, Mr. Sangalis was employed by the solid waste subsidiary of WMX Technologies, Inc. serving in various legal capacities since 1986 and including Group Vice President and General Counsel from August 1992 to April 1995. Prior to joining WMX, he was general counsel for Peavey Company.

     Bruce E. Snyder has been Vice President, Corporate Controller, and Chief Accounting Officer since July 1, 1992. Prior to joining USA Waste, Mr. Snyder was employed by the international accounting firm of Coopers & Lybrand L.L.P., serving since 1989 as an audit manager. From 1985 to 1989, Mr. Snyder held various financial positions with a privately held real estate development and management company in

Oklahoma City, Oklahoma, and its affiliated companies, ultimately serving as Senior Vice President. Mr. Snyder is a certified public accountant in the State of Oklahoma.

     Hubert J. Bourque has been Vice President -- Environmental Affairs and Chief Compliance Officer since May 1994. From January 1993 to May 1994, Mr. Bourque was Chief Compliance Officer and Senior Vice President of Environmental Affairs for Envirofil. From June 1990 to December 1992, Mr. Bourque was Divisional Vice President -- Environmental Affairs for BFI Ltd. From 1984 to 1990, Mr. Bourque was responsible for the direction of a technical group of 15 consulting professionals whose work involved solid waste planning, landfill and transfer station design, and hazardous waste management for clients in North America, the Middle East, the Caribbean and Southeast Asia.

     James R. Jones has been Vice President -- Engineering Services since August 1994. From September 1992 through May 1994, Mr. Jones served as Vice President, Operations Manager for the Kansas City area of Woodward-Clyde Consultants. He joined Woodward-Clyde in January 1992 as Vice President, National Practice Manager -- Solid Waste. From 1990 to August 1991, Mr. Jones participated in the start-up of Equivest Waste Solutions, Inc., which merged with Geowaste, Inc. in August 1991. From January 1974 to February 1990, he served in various positions with BFI, including Divisional Vice President, Engineering from 1980 to 1990.

BOARD OF DIRECTORS AFTER THE MERGER

     At the Effective Time, Messrs. DeFrates, Spellman, Mosley and Meredith will resign as directors of USA Waste. At such time, Mr. Drury will become Chairman of the Board, Mr. Moorehead and John G. Rangos, Sr. will become Vice Chairmen of the Board, Alexander W. Rangos will become a director and Executive Vice President for Landfill Development of USA Waste, and Mr. Moffett and Mr. Gibbons will become directors.

     A brief biographical summary of the proposed new directors is presented below.

     John G. Rangos, Sr., age 65, has served as Chairman and Chief Executive Officer of Chambers since January 1994. Prior thereto, he served as President and Chief Executive Officer of Chambers from 1973 to January 1994. Mr. Rangos has been a director of Chambers since 1973, and is the father of John G. Rangos, Jr., Vice Chairman -- Administration and Technology and Secretary of Chambers, and Alexander W. Rangos, President and Chief Operating Officer of Chambers. In connection with the settlement of the Commission's investigation with respect to Chambers' accounting method and the accuracy of its financial statements, on May 9, 1995, the Commission instituted administrative proceedings against John G. Rangos, Sr. and three other present and former officers of Chambers. The Commission found, inter alia, that Mr. Rangos was a cause of Chambers' violations of the reporting, internal controls and recordkeeping provisions of the Exchange Act. Mr. Rangos consented to the issuance of a cease and desist order without admitting or denying the Commission's findings.

     Alexander W. Rangos, age 34, has served as President and Chief Operating Officer of Chambers since January 1994. Prior thereto, he served with Chambers as Executive Vice President -- Operations and Corporate Development from 1990 to 1994, as Executive Vice President -- Corporate Development from 1985 to 1990, and as Manager of the Southern Region from 1984 to 1985. Mr. Rangos has been a director of Chambers since 1985, and is a son of John G. Rangos, Sr., Chairman and Chief Executive Officer of Chambers, and the brother of John G. Rangos, Jr., Vice Chairman -- Administration and Technology, and Secretary of Chambers.

     William E. Moffett, age 64, has served as a director of Chambers since January 1987. In 1992, Mr. Moffett retired as Chairman of the Board and Chief Executive Officer of Chatham Enterprises, Inc. (real estate development) and Hazmed, Inc. (environmental services). In May 1985, he retired as President of Gulf Oil Foundation and as Vice President -- Public Affairs of Gulf Oil Corporation, having joined Gulf Oil Corporation in 1969 and served in a number of managerial assignments for that company and its subsidiaries. Mr. Moffett also serves as a director of Calvin Exploration Company, Inc.

     Peter J. Gibbons, age 59, has served as a director of Chambers since August 1993. Prior thereto, he was affiliated with the accounting firm of Price Waterhouse from 1961 until his retirement in July 1993.

MEETINGS, COMMITTEES AND COMPENSATION

     The USA Waste Board of Directors held six meetings in 1994. None of the directors attended fewer than 75% of the Board of Directors' meetings in 1994. During 1994, USA Waste paid directors who are not employed by USA Waste an annual fee of $6,000, payable in equal monthly installments. In addition, USA Waste reimburses directors for their travel and out-of-pocket expenses incurred in attending Board or committee meetings. Non-employee directors are also entitled to receive an automatic stock grant each year. See "Executive Compensation -- Stock Incentive Plans."

     The USA Waste Board of Directors has four committees: an Audit Committee, a Compensation Committee, a Stock Incentive Plan Committee and an Executive Committee. The Audit Committee reviews external and internal audit plans and activities, annual financial statements, and the system of internal financial controls, and approves all significant fees for audit, audit-related and non-audit services provided by independent auditors. The Audit Committee met once during 1994. The Compensation Committee reviews and recommends compensation for USA Waste officers and employees and recommends to the Board of Directors changes in USA Waste's incentive compensation plans. The Compensation Committee met once in 1994. The Stock Incentive Plan Committee administers the 1990 Stock Option Plan and the 1993 Stock Incentive Plan. The Stock Incentive Plan Committee met once in 1994. The Executive Committee may act for the Board of Directors when action is required between Board meetings. The Executive Committee may act on behalf of the Board on all but major corporate matters. All actions taken by the Executive Committee must be reported at the Board's next meeting. All of the directors attended all committee meetings of the committees of which they are members.

     Pursuant to the terms of the Shareholders Agreement to be entered into between USA Waste and the Rangos Shareholders upon consummation of the Merger, USA Waste and Messrs. Moorehead and Drury are required to use their best efforts after the Effective Time to establish and maintain an Executive Committee consisting of five directors and to cause the Executive Committee to include two directors designated by the Rangos Shareholders. Upon consummation of the Merger, the Executive Committee will be comprised of Messrs. Moorehead, Drury, Sutherland-Yoest, John G. Rangos, Sr., and Alexander W. Rangos.

BENEFICIAL OWNERSHIP OF USA WASTE COMMON STOCK

     The following table sets forth information as of May 5, 1995 with respect to the beneficial ownership of USA Waste Common Stock as of the Record Date by
(1) each owner of more than 5% of USA Waste Common Stock, (2) each director of USA Waste, (3) certain executive officers of USA Waste, including the Chief Executive Officer and USA Waste's four most highly compensated officers other than the Chief Executive Officer who were serving as officers at December 31, 1994, and (4) all executive officers and directors of USA Waste as a group. Except as otherwise indicated below, each of the entities and persons named in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned.

                                                AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                              ----------------------------------------------
                                                                   OPTIONS OR
                                                                    WARRANTS
                                                                   EXERCISABLE       OTHER
                                              SOLE VOTING AND        WITHIN        BENEFICIAL    PERCENT
              NAME AND ADDRESS                INVESTMENT POWER     60 DAYS(1)      OWNERSHIP     OF CLASS
- --------------------------------------------  ----------------     -----------     ---------     --------
Robert F. Smith.............................      2,506,607            338,500            --       12.2%
  31725 North Route 83
  Grayslake, Illinois 62030
Donald F. Moorehead, Jr.....................      1,497,658            505,000       126,369(2)     9.1%
  5000 Quorum Dr., Suite 300
  Dallas, Texas 75240
John E. Drury...............................      1,054,938            241,500         5,176(3)     5.6%
David Sutherland-Yoest......................        312,984            115,352         2,000(4)     1.9%
Earl E. DeFrates............................          7,000             78,000           754(5)    *
Bruce E. Snyder.............................            500              8,000            --       *
George L. Ball..............................         27,196             29,000        36,000(6)    *
Robert A. Mosley............................         21,076              2,000            --       *
John D. Spellman............................          8,593                 40            --       *
Richard J. Heckmann.........................          5,439                 --            --       *
Gene A. Meredith............................         23,174                 --            --       *
All directors and officers
  as a group (13 persons)...................      2,958,558            984,892       170,299       17.2%

- ---------------

  *  Less than 1%.
(1) Any shares issuable to a shareholder upon the exercise of options or warrants exercisable within 60 days are considered to be outstanding for purposes of calculating beneficial ownership and the percentage of class owned by such shareholder and, to the extent such holder is a director or officer, the percentage of class owned by the directors and officers as a group.
(2) Includes an aggregate of 122,974 shares owned by Shelley Moorehead, Mr. Moorehead's spouse, and Mr. Moorehead's children, and an aggregate of 3,394 shares issuable upon conversion of convertible subordinated debentures owned by Mrs. Moorehead and Mr. Moorehead's children.
(3)  Includes 5,176 shares owned by Tanya Drury, Mr. Drury's spouse.
(4)  Includes 2,000 shares owned by Mr. Sutherland-Yoest's daughter.
(5) Includes 754 shares issuable upon conversion of convertible subordinated debentures.
(6) Includes 32,400 shares owned by Susan H. Ball, Mr. Ball's spouse, and an investment partnership for her children and 3,600 shares owned by Mr. Ball's stepdaughter.

EXECUTIVE COMPENSATION

     Compensation Committee Report on Executive Compensation. The following is a report from the Compensation Committee of USA Waste describing the policies pursuant to which compensation was paid to executive officers of USA Waste during 1994.

     Compensation Policies Applicable to Executive Officers. It is USA Waste's mission to steadfastly raise USA Waste to a leading position in the solid waste management industry, with a strong focus on steadily improving earnings and increasing shareholder value. The Compensation Committee believes USA Waste's compensation policies should support USA Waste's mission. As outlined below, USA Waste's executive compensation programs are designed to enable USA Waste to attract, retain, and motivate the high caliber of executives required in order to achieve its objective.

     In this respect, USA Waste has entered into employment agreements with Messrs. Moorehead, Drury, Sutherland-Yoest, DeFrates, and Wilcox, pursuant to which each executive agreed to serve as a full-time employee of USA Waste for continuous terms of three to five years. A high level of individual and cooperative performance is encouraged for these and other senior executives who have contributed to the attainment of the goals of USA Waste by the granting of annual awards comprised of bonuses, salary adjustments, and the issuance of stock options under the 1993 Stock Incentive Plan ("Annual Awards").

     In the granting of Annual Awards, the Compensation Committee considers the financial performance and growth of USA Waste, USA Waste's performance relative to others in its industry, as well as the long-term soundness and financial integrity of USA Waste. In reviewing USA Waste's financial performance, the Compensation Committee considers such items as return on equity, earnings per share improvements, results compared to competitors, business acquisitions and new markets entered, the assimilation of new acquisitions into USA Waste, and progress made in projects that will benefit USA Waste in the future. To date, such Annual Awards for USA Waste's senior executives have been granted on a discretionary basis.

     During 1992, USA Waste commissioned a compensation plan study that remains under review and consideration by the Compensation Committee. The study's basic proposal encompasses the concept of an "Annual Award Pool" for senior executives based on a formula, the key ingredient of which adjusts net income for the implicit cost of equity capital to arrive at "economic net income." This is an approximation of the value added, by the senior management, relative to the risk inherent in the business. Although not a precise measure, it is believed this guideline correctly aligns the interests of USA Waste's shareholders and management. A percentage of the calculated economic net income would then be available for awards to senior executives. Although the granting of Annual Awards has been discretionary up to now, all previous grants would have been within the parameters of the compensation plan study had the proposals from such study been in effect.

     Compensation Policy Applicable to the Chief Executive Officer. The compensation policies applicable to Mr. Drury, Chief Executive Officer of USA Waste, are the same as noted for other executive officers. The Compensation Committee considers Mr. Drury's experience and knowledge of the solid waste management industry to be important to USA Waste's continued growth and prosperity. Mr. Drury became associated with USA Waste in May 1994 following the acquisition of Envirofil. At the time of his employment with USA Waste, Mr. Drury's annual base salary was set at $500,000 following negotiations between Mr. Moorehead, on behalf of the USA Waste Board of Directors, and Mr. Drury. No change in Mr. Drury's annual base salary was made in 1994. As part of his compensation package Mr. Drury was granted a warrant to purchase 850,000 shares of USA Waste Common Stock at $11.375 per share, the market price of USA Waste Common Stock at the time of his employment. Such warrant vests 25% a year commencing on June 1, 1995. Through his investment in Envirofil and previous investments in USA Waste, Mr. Drury has acquired a significant investment in USA Waste Common Stock. Although the Compensation Committee believes that Mr. Drury is compensated fairly, it recognizes that, in addition to his compensation, Mr. Drury has great incentive for the continued prosperity of USA Waste by reason of his substantial personal investment in USA Waste Common Stock and the warrant issued to Mr. Drury upon his employment with USA Waste.

                                                     Compensation Committee

                                                        George L. Ball
                                                        Donald F. Moorehead, Jr.
                                                        Robert A. Mosley

     Performance Graph. The following performance graph compares the performance of USA Waste Common Stock to the New York Stock Exchange Composite Index and to the Smith Barney Shearson Solid Waste Index ("Peer Group Index") for the period of five years commencing December 31, 1989, and ending December 31, 1994. The graph assumes that $100 was invested on December 31, 1989, in USA Waste Common Stock and each index and that all dividends were reinvested.

                   COMPARISON OF FIVE-YEAR CUMULATIVE RETURN

      MEASUREMENT PERIOD                           SBS SOLID          NYSE
    (FISCAL YEAR COVERED)          USA WASTE      WASTE INDEX      COMPOSITE
    ---------------------          ---------      -----------      ---------
1989                                  100             100             100
1990                                  260              90              93
1991                                 1007              96             118
1992                                  828              88             123
1993                                  628              67             133
1994                                  628              69             129

     Summary Compensation Table. The following table sets forth information with respect to persons serving as USA Waste's Chief Executive Officer during 1994 and the four most highly compensated executive officers other than the Chief Executive Officer whose total annual salary and bonus for 1994 exceeded $100,000 ("named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG-TERM
                                                                                           COMPENSATION
                                                  ANNUAL COMPENSATION                         AWARDS
                                        ----------------------------------------     -------------------------
                                                                     OTHER            STOCK
           NAME AND                                                  ANNUAL          OPTIONS       ALL OTHER
      PRINCIPAL POSITION         YEAR    SALARY     BONUS       COMPENSATION(1)      (SHARES)     COMPENSATION
- -------------------------------  ----   --------   --------     ----------------     --------     ------------
John E. Drury
  Chief Executive Officer(2)     1994   $290,217   $     --         $     --          850,000(3)    $     --
Donald F. Moorehead, Jr.         1994    260,000    110,000               --           25,000             --
  Chairman of the Board and      1993    220,000    100,000               --           25,000             --
  Chief Development Officer(4)   1992    175,000     75,000               --               --             --
David Sutherland-Yoest           1994    251,597    125,000               --               --             --
  President and Chief            1993    106,154    100,000               --          576,652        130,048(6)
  Operating Officer(5)
Earl E. DeFrates                 1994    155,000     70,000               --           25,000             --
  Executive Vice President,      1993    135,000     72,500               --           25,000             --
  Chief Financial Officer,       1992    120,000     45,000               --               --             --
  Secretary and Treasurer
Hubert Bourque                   1994    125,000     50,000               --               --             --
  Vice President -- Chief        1993     66,346     30,000           35,000           15,000         43,370(8)
  Compliance Officer(7)
Norman E. Shepard                1994     85,000    320,000(10)           --           95,000(11)         --
  President and Chief            1993    150,000         --               --           70,000             --
  Operating Officer(9)

- ---------------

 (1) Includes other annual compensation not properly characterized as salary or bonus, and excludes the cost to USA Waste of perquisites and other personal benefits, securities or property the aggregate amount of which, with respect to any named individual, does not exceed 10% of their total annual salary and bonus.
 (2) Mr. Drury joined USA Waste on May 27, 1994.
 (3) Mr. Drury was granted a warrant to purchase 850,000 shares of USA Waste Common Stock at the time of the Envirofil acquisition to induce Mr. Drury to join USA Waste.
 (4) Mr. Moorehead was Chief Executive Officer until May 27, 1994.
 (5) Mr. Sutherland-Yoest joined USA Waste in May 1994. From January 1993 to May 1994, he was the President and Chief Executive Officer of Envirofil.
 (6) Includes $85,048 to compensate Mr. Sutherland-Yoest for loss of salary under an agreement with his previous employer resulting from his employment with Envirofil, and $45,000, which represents a signing bonus received upon commencement of his employment.
 (7) Mr. Bourque joined USA Waste in May 1994. From January 1993 to May 1994, he was Senior Vice President -- Environmental Affairs and Chief Compliance Officer of Envirofil.
 (8) Includes $23,730 to compensate Mr. Bourque for loss of salary with his previous employer and $20,000 which represents a signing bonus received upon commencement of his employment.
 (9) Mr. Shepard was President and Chief Operating Officer of USA Waste from August 1993 to May 27, 1994.
(10) Mr. Shepard entered into a termination agreement whereby upon his termination with USA Waste, he received $320,000.
(11) Stock options granted on July 1, 1994, under USA Waste's 1993 Stock Incentive Plan to replace an equivalent number of options previously granted to Mr. Shepard.

     Employment Agreements. Messrs. Drury and Moorehead are each parties to employment agreements with USA Waste, which have continuously renewing five-year terms until age 65 and which provide for the payment of minimum annual base salaries and for the participation by the employee in all USA Waste benefit plans and programs. Messrs. Sutherland-Yoest, Wilcox and Sangalis are parties to similar agreements with USA Waste, but which have continuously renewing three year terms. In addition, Mr. Drury's employment agreement provides that USA Waste will purchase his residence in Houston, Texas for $1,375,000, the fair market value of such residence at June 1, 1994.

     The employment agreements include provisions governing compensation and severance benefits upon termination of employment with USA Waste and upon certain changes of control of USA Waste (which term specifically excludes the Merger). The agreements may be terminated by USA Waste other than for cause (as defined in the agreements) on the date five years (three years in the case of Messrs. Sutherland-Yoest, Wilcox, and Sangalis) after such notice is given. During that ensuing period, the employee would continue his employment on a part-time basis and be available to consult with USA Waste. Generally, the employee's compensation while on part-time status would be 75% of the average of the employee's compensation (including salary and bonus) for the two highest of the three years prior to the employee going on part-time status.

     In the event of a change of control of USA Waste, the employee may elect to receive a lump sum payment equal to three times the employee's average annualized base compensation includable in gross income over the five taxable years preceding the tax year in which the change of control occurs if, following such change in control, USA Waste seeks to terminate such officers without cause or takes any action adverse to such officers without their consent with respect to, among other things, their duties, level of compensation, or benefits. The election by the employee to take the change of control payment would be in lieu of other benefits and rights under such employee's agreement except, generally, amounts payable under pension, insurance, and similar plans, reimbursement for legal and other advisory expenses and certain stock option and indemnification rights.

     Mr. DeFrates also currently has an employment agreement with USA Waste. Pursuant to the terms of his agreement, Mr. DeFrates has agreed to serve as a full-time employee of USA Waste for a period of three years (until September 26, 1997) with automatic three-year extensions thereafter unless the agreement is terminated by either party. The agreement provides for a minimum annual salary and for the participation by Mr. DeFrates in all USA Waste benefit programs. The employment agreement includes provisions governing termination and changes in control of USA Waste.

     The employment agreement entered into by Mr. DeFrates provides that if Mr. DeFrates voluntarily terminates his employment with USA Waste, USA Waste will pay him severance pay equal to 70% of his base salary in effect at termination for a period of three years. In addition, in the event there is a change in control of USA Waste after which USA Waste seeks to terminate him without cause or takes any action adverse to him without his consent with respect to, among other things, his duties, level of compensation, or benefits, USA Waste is required to pay Mr. DeFrates a lump sum equal to three times the sum of his base salary in effect at termination and the highest bonus he received in the three-year period prior to termination.

     Mr. Bourque also currently has an employment agreement with USA Waste. Pursuant to the terms of his agreement, Mr. Bourque has agreed to serve as a full-time employee of USA Waste for a period of two years (until June 1, 1996) with automatic one-year extensions thereafter unless the agreement is terminated by either party. The agreement provides for a minimum annual salary and for the participation by Mr. Bourque in all USA Waste benefit programs. If Mr. Bourque is terminated without cause, USA Waste is obligated to pay him a lump-sum payment equal to his base salary for the greater of the remaining term of his agreement or 12 months.

     In the event that Messrs. Drury, Moorehead, Sutherland-Yoest, DeFrates, Wilcox, Sangalis, or Bourque were terminated without cause during 1995 (or if Mr. DeFrates elected to terminate his agreement), the annual compensation on part-time status or severance payment would be approximately $375,000, $258,750, $218,531, $122,500, $14,063, $0, and $125,000, respectively, subject to a cost-of-living adjustment. If a change in control were to occur in 1995 and Messrs. Drury, Moorehead, Sutherland-Yoest, DeFrates, Wilcox or Sangalis elected to take the change in control payment, they would receive approximately $870,651, $940,000, $874,127, $742,500, $56,250, and $0, respectively.

     The current annual salaries of Messrs. Drury, Moorehead, Sutherland-Yoest, DeFrates, Wilcox, Sangalis, and Bourque are $500,000, $300,000, $300,000, $175,000, $225,000, $175,000, and $125,000, respectively.

     Upon consummation of the Merger, USA Waste will enter into an employment agreement with Alexander W. Rangos similar to the employment agreements with Messrs. Moorehead and Drury, and into consulting agreements with John W. Rangos, Sr. and John W. Rangos, Jr. See "The Merger and Related
Transactions -- Conflicts of Interest."

     Stock Incentive Plans. At USA Waste's 1990 Annual Meeting of Shareholders, the shareholders approved USA Waste's 1990 Stock Option Plan (the "1990 Plan") pursuant to which stock options, incentive stock options, and stock appreciation rights to purchase up to 900,000 shares of USA Waste Common Stock could be granted to officers, directors, and key management employees of USA Waste and its subsidiaries. No stock appreciation rights were issued pursuant to the 1990 Plan. At USA Waste's 1993 Annual Meeting of Shareholders, the shareholders approved USA Waste's 1993 Stock Incentive Plan (the "1993 Plan") pursuant to which stock options, incentive stock options, reload options, alternate appreciation rights, limited rights, automatic stock awards, and stock bonus awards to purchase up to 1,000,000 shares of Common Stock may be granted to officers, directors, and key management employees of USA Waste and its subsidiaries. The 1993 Plan is administered by the Compensation Committee. In connection with the acquisition of Envirofil, USA Waste assumed all of the outstanding options under the Envirofil 1993 Stock Option Plan (the "Envirofil Plan"), which options were converted to options to purchase USA Waste Common Stock on the basis of .20 shares of USA Waste Common Stock for each share of Envirofil common stock at a price equal to five times the stated option price. No additional options have been granted under the Envirofil Plan.

     During 1994, options to purchase an aggregate of 324,000 shares of USA Waste Common Stock were granted at an average price of $12.28 per share. No options have been granted at less than fair market value on the date of grant.

     As of December 31, 1994, options to purchase a total of 1,504,628 shares have been granted under the 1990 and 1993 Plans and the Envirofil Plan at exercise prices ranging from $2.50 to $19.39 per share, with a weighted average exercise price per share of $13.35. Of the options outstanding at December 31, 1994, 605,382 are held by current executive officers and directors and 183,676 are currently exercisable, with the remaining outstanding options exercisable in various annual increments over the next five years.

     Under the 1993 Plan, directors of USA Waste who are not officers or employees of USA Waste automatically are granted on January 1 of each year in which they are a director a stock bonus equal to the number of shares of USA Waste Common Stock determined by dividing $5,000 by the closing price for USA Waste Common Stock on December 31 of the previous year.

     The following table sets forth information concerning the grant of stock options during 1994 to the named executive officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                             INDIVIDUAL GRANTS
                         ---------------------------------------------------------
                                                                                           POTENTIAL REALIZABLE
                                          PERCENTAGE                                         VALUE AT ASSUMED
                          NUMBER OF        OF TOTAL                                        ANNUAL RATE OF STOCK
                           SHARES          OPTIONS                                          PRICE APPRECIATION
                         UNDERLYING       GRANTED TO      EXERCISE                         FOR OPTION TERM (4)
                           OPTIONS       EMPLOYEES IN      PRICE       EXPIRATION      ----------------------------
         NAME              GRANTED       FISCAL 1994    (PER SHARE)       DATE             5%              10%
- -----------------------  -----------     ------------   ------------   -----------     -----------     ------------
John E. Drury..........    850,000(1)        72.4%         $11.38        5/31/2002      $4,616,395      $11,050,074
Donald F. Moorehead,
  Jr...................     25,000(2)         2.1           12.52        1/03/2004         150,217          424,596
David
  Sutherland-Yoest.....         --             --              --               --              --               --
Earl E. DeFrates.......     25,000(2)         2.1           11.38        1/03/2004         178,842          453,221
Hubert Bourque.........         --             --              --               --              --               --
Norman E. Shepard......     95,000(3)         8.1           11.25        7/01/2004         672,131        1,703,312

- ---------------

(1) Warrant granted on June 1, 1994, in connection with Mr. Drury's employment as Chief Executive Officer. Such warrant becomes exercisable as to 25% of the shares covered thereby on each anniversary.

(2) Stock options granted on January 3, 1994, under USA Waste's 1993 Stock Incentive Plan. Twenty percent of each option became exercisable on January 3, 1995, and, subject to acceleration provisions, an additional 20% becomes exercisable each year thereafter.
(3) Stock options granted on July 1, 1994, under USA Waste's 1993 Stock Incentive Plan to replace an equivalent number of options previously granted to Mr. Shepard. Such options were fully vested upon grant.
(4) The potential realizable value of each grant of options assuming that the market price of the underlying security appreciates in value from the date of grant to the end of the option term at the rates of 5% and 10% compounded annually.

     The following table sets forth information concerning the exercise of stock options during 1994 by USA Waste's named executive officers:

                   OPTION EXERCISES AND YEAR-END VALUE TABLE

                                                                        NUMBER OF
                                                                       UNEXERCISED              VALUE OF UNEXERCISED
                                                                       OPTIONS AT                   IN-THE-MONEY
                                                                    DECEMBER 31, 1994                OPTIONS AT
                                                                        (SHARES)                DECEMBER 31, 1994(1)
                                  SHARES ACQUIRED    VALUE     ---------------------------   ---------------------------
              NAME                  ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- --------------------------------  ---------------   --------   -----------   -------------   -----------   -------------
John E. Drury...................         --             --             --        850,000     $        --      $    --
Donald F. Moorehead, Jr.........         --             --         38,000         67,000          49,875       33,250
David Sutherland-Yoest..........         --             --        346,057        230,705       2,919,858           --
Earl E. DeFrates................         --             --         71,000         69,000         241,125       33,250
Hubert Bourque..................         --             --          3,000         12,000              --           --
Norman E. Shepard...............         --             --         95,000             --          11,875           --

- ---------------

(1) Computed based upon the difference between aggregate fair market value based on NYSE closing price less the aggregate exercise price.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     During 1994, Messrs. Ball, Mosley, and Moorehead served on the Compensation Committee of the Board of Directors. Mr. Moorehead was the only member of the Compensation Committee who has ever served as an officer or employee of USA Waste. During 1994, no executive officer of USA Waste served as (i) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on the Compensation Committee, (ii) a director of another entity, one of whose executive officers served on the Compensation Committee, or (iii) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as a director of USA Waste.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In August 1993, Terry W. Patrick resigned as the President and Chief Operating Officer of USA Waste to become the President and a director of EDM Corporation, a newly formed Texas corporation ("EDM"). EDM was organized for the purpose of acquiring and developing landfills and solid waste collection and transfer operations that do not meet the acquisition requirements of USA Waste. USA Waste has invested $400,000 in EDM in return for a 15% equity interest and agreed to provide a line of credit of up to $5,600,000 to EDM at an interest rate equal to the greater of 8 1/2% or the prime rate plus two percent. USA Waste has a right of first refusal to acquire any landfills, collection, or other operations that EDM wishes to sell. In June 1994, Norman E. Shepard, formerly President of USA Waste, replaced Mr. Patrick as President of EDM.

     In February 1993, USA Waste purchased a 19% equity interest in WPP, Inc., an Ohio corporation ("WPP"), for $190,000. WPP was engaged in the development of landfill projects and provided consulting, engineering, and permit acquisition services in connection with the development of landfills. In connection with such acquisition, USA Waste hired William J. Kozuh as Vice President-Landfill Operations and WPP agreed to pay USA Waste a management fee of $10,000 per month. Mr. Kozuh was a founder and Vice President of WPP and owned a 35% equity interest. Mr. Moorehead and Mr. Patrick each purchased from the existing shareholders of WPP a 5% equity interest in WPP contemporaneously with USA Waste for $50,000 each. In October 1993, Mr. Patrick sold one-half of his interest to Mr. Moorehead for $50,000 and one-half to Timothy J. Salopak, President and co-founder of WPP, for $25,000. On March 30, 1994, Mr. Moorehead sold his 7 1/2% interest to Mr. Salopak for $70,000. On March 30, 1994, USA Waste purchased 81% of the outstanding capital stock of WPP for $810,000 from Mr. Salopak.

     Following its acquisition of WPP, USA Waste sold WPP's landfill development projects to third parties. These sales included a landfill project in Gila Bend, Arizona. In connection with such sales, USA Waste entered into an agreement pursuant to which (i) the purchaser of the Gila Bend project may require USA Waste to repurchase the Gila Bend project, following its completion and permitting and if it meets certain standards, for $5,000,000 or (ii) if the purchaser sells the project to a third party, USA Waste is entitled to a share of any proceeds in excess of $5,000,000. USA Waste has entered into an agreement to assign its rights and obligations under such agreement to EDM. USA Waste and EDM believe that the Gila Bend project if and when completed and permitted will have a value significantly greater than $5,000,000.

     In February 1992, Donald F. Moorehead, Jr. and Robert F. Smith each loaned 50,000 shares of USA Waste Common Stock to George O. Moorehead, brother of Donald F. Moorehead, Jr. George O. Moorehead exchanged such shares for all of the outstanding shares of the Class A Common Stock of Custom Disposal Services, Inc., an Arizona corporation ("Custom"). George O. Moorehead also loaned $2,000,000 to Custom to be used to retire certain loans to Custom's former shareholders. In addition, Custom executed a $700,000 note to its former shareholders. In April 1992, Donald F. Moorehead, Jr. purchased the $2,000,000 debt from George O. Moorehead for $2,000,000 and in June he loaned Custom $700,000 to pay the shareholder note. In July 1992, Custom executed a $2,700,000 note to Donald F. Moorehead, Jr. to memorialize the debt restructuring. In September 1992, Custom acquired Cactus Disposal, Inc., an Arizona corporation ("Cactus"), from an unaffiliated party for 142,231 shares of Class B Non-Voting Stock of Custom. Contemporaneously, USA Waste entered into (i) a management agreement with Custom and its shareholders pursuant to which USA Waste agreed to provide Custom with certain management services for a fee of $70,000 per month and (ii) an option agreement to acquire all of the outstanding shares of Custom in exchange for 242,231 shares (subsequently increased to 262,231 shares) of USA Waste Common Stock. At the same time, USA Waste loaned $4,320,000 to Custom, a portion of which was used to repay the note in full to Donald F. Moorehead, Jr. In May 1993, USA Waste exercised its option and acquired the 100,000 shares of Class A Common Stock of Custom from George O. Moorehead and the 142,231 shares of Class B Non-Voting Stock of Custom from the former owner of Cactus in exchange for 262,231 shares of USA Waste Common Stock.

     In May 1993, Donald F. Moorehead, Jr. acquired an approximate 3% interest in Empire Metals, Inc. ("Empire"), another company owned by the former owner of Cactus. In May 1993, USA Waste entered into a management agreement with Empire pursuant to which USA Waste agreed to provide certain administrative, operational, and managerial services to Empire and Empire agreed to pay USA Waste a management fee of $70,000 per month. Such agreement expired at December 31, 1993.

     In June 1993, Donald F. Moorehead, Jr. acquired approximately a 5% ownership interest in EMCO Metals & Recycling Corporation ("EMCO"), a company engaged in scrap metal recycling in Phoenix and owned by the former owner of Cactus. In October 1993, Custom acquired certain trucks from EMCO for a purchase price of $191,000 and entered into a three-year service agreement to transport scrap metal for EMCO on the basis of $80 per haul and $1 per mile. Contemporaneously, Custom acquired certain trucks, trailers, and roll-off containers used in the collection and transportation of scrap metal from Capital Recycling, Inc., an unaffiliated entity, for $998,000. During 1994, Custom, in the ordinary course of business, also sold scrap metal to EMCO. In connection with its decision to leave the Phoenix market in October 1994, Custom sold all of the foregoing vehicles and containers to EMCO for $100,000 in cash and a note for $895,000 bearing interest at a rate of 9% per annum and payable in eleven monthly installments of principal and interest of $18,567 and a balloon payment of $765,083.

     On February 28, 1992, USA Waste borrowed $3,500,000 from George L. Ball, a director of USA Waste, and two other individuals to complete financing for the acquisition of Best Pak Disposal, Inc. In connection with this financing, USA Waste issued an unsecured Subordinated Note due June 30, 1994. In connection with such loan, USA Waste also issued to the foregoing individuals a warrant to purchase 252,000 shares of Common Stock at a price of $16.00 per share. On April 14, 1992, the foregoing Subordinated Note was repaid in connection with the refinancing of the $3,500,000 debt with an unaffiliated party. In connection with such refinancing, the number of warrants held by the original note holders was reduced to 89,000 and the exercise price was adjusted to $13.50. The holders of such warrants have an option to sell such warrant to Messrs. Moorehead and Smith at a price of $7.00 per share for a 30-day period commencing on April 14, 1995.

     In connection with the acquisition of Envirofil in May 1994, SMMI, in its capacity as financial advisor to Envirofil received a fee of $850,000. Prior to joining USA Waste, Mr. Drury was a Managing Director and shareholder of SMMI and remains a director. Mr. Ball is Chairman of the Board and a director of SMMI. In 1992, USA Waste sold $46,000,000 of its 8 1/2% Convertible Subordinated Debentures Due 2002 in a public offering underwritten by Dillon Read & Co., Inc. and SMMI. In connection with such offering, USA Waste paid the underwriters commissions aggregating $1,995,000.

FILING OF REPORTS OF STOCK OWNERSHIP

     Under the federal securities laws, USA Waste's directors, executive (and certain other) officers, and any person holding more than ten percent of USA Waste Common Stock are required to report their ownership to USA Waste and the Commission. Specific due dates for these reports have been established by regulation and USA Waste is required to report in this Joint Proxy Statement and Prospectus any failure to file by these dates during 1994. All of these filings were satisfied by USA Waste's director's, officers, and ten percent holders, except that James R. Jones failed to file on a timely basis his initial report of ownership on becoming an executive officer of USA Waste, George L. Ball failed to file on a timely basis one report concerning six transactions (all of which arose out of the acquisition of Envirofil), Gene A. Meredith failed to file on a timely basis two reports concerning five transactions, and Donald F. Moorehead, Jr. failed to file on a timely basis two reports concerning five transactions.

     As of March 1, 1995, USA Waste believes that all directors, officers, and ten percent holders are current in their filings. In making these statements, USA Waste has relied on the written representations of its directors, officers, and ten percent holders and copies of reports that they have filed with the Commission.

                              THE REINCORPORATION

     The USA Waste Board of Directors has approved and, for the reasons set forth below, recommends that the shareholders of USA Waste approve a change in the domicile of USA Waste from Oklahoma to Delaware by means of a merger. The USA Waste Board of Directors believes that the best interests of USA Waste and its shareholders will be served by the Reincorporation. The general effect of the Reincorporation, if consummated, upon the rights of USA Waste's shareholders will be that USA Waste in the future will be governed by the corporation laws of Delaware as opposed to the corporation laws of Oklahoma. The effect of the Reincorporation on the rights of the shareholders is set forth below.

     Shareholders are urged to read carefully the following sections of this Joint Proxy Statement and Prospectus, including the related exhibits, before voting on the Reincorporation. In this discussion of the Reincorporation proposal, the term "USA Oklahoma" refers to the existing Oklahoma corporation and the term "USA Delaware" refers to the new Delaware corporation.

     The Reincorporation will be effected by the Reincorporation Merger of USA Oklahoma into USA Delaware, a wholly owned subsidiary of USA Oklahoma, which was recently formed for purposes of the Reincorporation. USA Delaware will be the surviving corporation and its only business immediately after the Reincorporation will be USA Waste's business. Upon completion of the Reincorporation Merger, the name of USA Waste will remain "USA Waste Services, Inc."

     Pursuant to the Agreement and Plan of Merger, a form of which is attached hereto as Appendix D (the "Reincorporation Merger Agreement"), upon the effective date of the Reincorporation, each outstanding share of USA Oklahoma Common Stock will automatically be converted into one share of USA Delaware common stock, par value $.01 per share ("USA Delaware Common Stock"). Each certificate representing issued and outstanding shares of USA Oklahoma Common Stock will continue to represent the same number of shares of Common Stock of USA Delaware. IT WILL NOT BE NECESSARY FOR SHAREHOLDERS OF USA OKLAHOMA TO EXCHANGE THEIR EXISTING STOCK CERTIFICATES FOR STOCK CERTIFICATES OF USA DELAWARE. However, shareholders may exchange their certificates if they so choose. Adoption of the proposed amendments will not affect the listing of shares of the USA Waste Common Stock on the NYSE. After the Reincorporation, the shares of USA Delaware Common Stock will be traded on the NYSE without interruption under the symbol "UW", the same symbol under which the shares of USA Waste Common Stock are presently traded.

     Under Oklahoma law, the affirmative vote of a majority of the outstanding shares of the USA Oklahoma Common Stock is required for approval of the Reincorporation. The Reincorporation proposal has been approved by each of USA Oklahoma's and USA Delaware's Board of Directors. The Board of Directors of USA Delaware is and, following the election of directors at the USA Waste Annual Meeting will be, comprised of the members of the Board of Directors of USA Oklahoma.

     The Board of Directors of USA Oklahoma recommends a vote in favor of the Reincorporation proposal at the USA Waste Annual Meeting. If approved by the shareholders, it is anticipated that the Reincorporation proposal will become effective as soon as practicable after the meeting, upon the filing of appropriate documents with appropriate state offices of Oklahoma and Delaware. However, the Reincorporation Merger may be delayed or abandoned or the Reincorporation Merger Agreement may be amended (except that the principal terms may not be amended without shareholder approval) either before or after shareholder approval has been obtained and prior to the effective date of the Reincorporation Merger if, in the opinion of the Board of Directors of either USA Oklahoma or USA Delaware, circumstances arise that make it inadvisable to proceed.

     The discussion contained herein is qualified in its entirety by reference to the Reincorporation Merger Agreement, the Certificate of Incorporation of USA Delaware (the "Delaware Certificate of Incorporation") and the Bylaws of USA Delaware, copies of which are attached hereto as Appendices D, E, and F, respectively. The Delaware Certificate of Incorporation has been filed with the Secretary of State of the State of Delaware.

     APPROVAL BY USA WASTE SHAREHOLDERS OF THE REINCORPORATION PROPOSAL WILL CONSTITUTE APPROVAL OF THE REINCORPORATION MERGER AGREEMENT, A COPY OF WHICH IS SET FORTH AS APPENDIX D TO THIS JOINT PROXY STATEMENT AND PROSPECTUS, AND THE DELAWARE CERTIFICATE OF INCORPORATION, A COPY OF WHICH IS SET FORTH AS APPENDIX E TO THIS JOINT PROXY STATEMENT AND PROSPECTUS.

     The Reincorporation will effect only a change in the legal domicile of USA Waste and other changes of a legal nature, certain of which are described in this Joint Proxy Statement and Prospectus. The Reincorporation will NOT result in any significant change in the name, business, operations, management, fiscal year, location of the principal executive offices, assets, or liabilities of USA Waste. If the Reincorporation proposal is approved, USA Waste expects that the officers of USA Delaware will be the current officers of USA Oklahoma (except for the addition of Alexander W. Rangos as Executive Vice President for Landfill Development). All employee benefit plans (including USA Waste's 1993 Stock Incentive Plan) will be continued by USA Delaware, and each share of USA Waste Common Stock outstanding or option issued pursuant to such plans, as the case may be, will automatically be converted into the same number of shares of USA Delaware Common Stock or an option to purchase the same number of shares of USA Delaware Common Stock at the same option price per share, upon the same terms and subject to the same conditions as set forth in such Plans. Shareholders should note that approval of the Reincorporation proposal will also constitute approval of the assumption of the foregoing plans by USA Delaware. USA Oklahoma's other employee benefit plans and arrangements will be continued by USA Delaware upon the terms and subject to the conditions currently in effect.

     If the Reincorporation is completed USA Delaware will be a foreign corporation transacting business in Oklahoma. Under Oklahoma law, USA Delaware would be required to obtain a certificate of authority by application to the Secretary of State of Oklahoma in order to lawfully continue the transacting of its business in Oklahoma. The management of USA Waste foresees no difficulty in obtaining such certificate of authority.

PRINCIPAL REASON FOR REINCORPORATION

     For many years Delaware has followed a policy of encouraging incorporation in that state and, in furtherance of that policy, has long been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. The Delaware General Corporation Law is widely regarded as the most extensive and well-defined body of corporate law in the United States. Because of Delaware's prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated an ability and a willingness to act quickly and effectively to meet changing business needs. Moreover, the Delaware courts have rendered a substantial number of decisions interpreting and explaining Delaware law and public policies with respect to corporate issues. This is especially true in the areas of (i) director liability and (ii) contests for corporate control and the related issues of a board's fiduciary duties in responding to unsolicited tender offers, aggressive market buying programs, proxy contests and other types of efforts to acquire control of a corporation or otherwise influence decisions of USA Waste in a manner that is not in the best interests of USA Waste or its shareholders. As a result, many corporations have initially chosen Delaware for their state of incorporation or have subsequently changed their corporate domicile to Delaware in a manner similar to that proposed by the Board of Directors of USA Oklahoma. Although the Oklahoma General Corporation Act enacted in 1986 is substantially similar to and based upon the Delaware General Corporation Law, the Oklahoma courts have issued few decisions interpreting or explaining the Oklahoma law.

DIRECTOR LIABILITY

     Under both Oklahoma and Delaware law corporations may adopt provisions in their charter documents reducing or eliminating the liability of a director to the corporation or its shareholders or stockholders for monetary damages for breach of fiduciary duty as a director. Both USA Oklahoma and USA Delaware currently have such a provision in their charter documents. However, the courts of Delaware have more frequently interpreted statutory and charter provisions regarding the liability of directors and, as a result, may offer more guidance than the courts of Oklahoma with respect to such provisions. USA Waste believes that these Delaware provisions, and the case law that has been developed by the Delaware courts with respect thereto, may enhance its ability to attract and retain qualified directors.

     It should be noted that, in accordance with Delaware law, the Delaware Certificate of Incorporation does not limit or eliminate liability based on the following types of claims: (1) liability based on a breach of the director's duty of loyalty to USA Delaware or its shareholders; (2) liability based on the payment of an improper dividend or an improper repurchase of USA Delaware's stock under Section 174 of the Delaware General Corporation Law; (3) liability for actions or failure to act which the director knew were in violation of law;
(4) liability arising out of intentional misconduct by the director; (5) liability arising out of any transaction pursuant to which the director received some improper personal benefit; or (6) liability for actions taken, or a failure to act, by the director not in good faith.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER AGENTS

     Oklahoma law and Delaware Law have substantially similar provisions and limitations regarding indemnification by a corporation of its officers, directors, employees and other agents.

     The Bylaws of USA Delaware have implemented the applicable statutory framework. They require that indemnity must be provided to officers and directors where permitted by statute and provide procedural mechanisms for directors and officers to enforce these rights. The protection afforded by these Bylaws may be extended by the Board of Directors to employees and other agents of USA Waste.

     Other than as described in "Description of USA Waste -- Legal Proceedings," there is no pending litigation or proceeding involving a director or officer of USA Waste where indemnification would be required or permitted. USA Waste is not aware of any threatened litigation or proceeding which may result in a claim for indemnification by any director or officer.

CONTESTS FOR CORPORATE CONTROL

     Under Section 203 of the Delaware General Corporation Law and Section 1090.3 of the Oklahoma General Corporation Act certain "business combinations" with an "interested stockholder" of a Delaware corporation (an "interested shareholder" of an Oklahoma corporation) are prohibited for a period of three years following the date that such person or entity becomes an "interested stockholder." Generally, an "interested stockholder" is a person or entity which, together with its affiliates, (i) owns 15% or more of the outstanding voting stock of a corporation or (ii) which is an affiliate or associate of the corporation and was, at any time within the previous three years, the owner of 15% or more of the outstanding voting stock of the corporation.

     The term "business combination" is defined broadly to include mergers with or caused by an interested stockholder, sales or other dispositions of assets of the corporation or a subsidiary equal to 10% or more of the value of the corporation's consolidated assets or its outstanding stock to an interested stockholder, transfer of stock of the corporation or a subsidiary to an interested stockholder (except for transfers in a conversion or exchange or a pro rata distribution which does not increase the interested stockholder's proportionate ownership of a class or series) or any receipt by an interested stockholder (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits.

     The three-year moratorium imposed on business combinations by Sections 203 and 1090.3 do not apply if (i) prior to a person's becoming an interested stockholder, the board of directors approves the business combination or the transaction which resulted in such person becoming an interested stockholder,
(ii) the interested stockholder owns 85% of the corporation's voting stock upon consummation of the transaction which makes him an interested stockholder (excluding from the 85% calculation shares owned by directors who are also officers and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender offer), or (iii) on or after the date a person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and by two-thirds of the voting stock not owned by the interested stockholder. Section 203 also permits an interested stockholder to compete with a tender or exchange offer made by an unaffiliated third party and approved, or not opposed, by the board of directors, or with a management sponsored or approved purchase, or certain other transactions.

     The restrictions of Sections 203 and 1090.3 do not apply to any person who inadvertently becomes an interested stockholder and who, as soon as practicable, sells sufficient shares to no longer be a 15% stockholder.

     The Reincorporation proposal does not reflect knowledge on the part of the USA Waste Board of Directors or management of any proposed or threatened takeover or other attempt to acquire control of USA Waste. The USA Waste Board of Directors is not aware of any tender offer, leveraged buyout, proxy contest, or other similar transaction involving a change in control of USA Waste that is now pending or under consideration, except for the Merger. The USA Waste Board may consider from time to time other plans which could have an anti-takeover effect. Such plans could include adoption of a shareholder rights plan although no proposal for a rights plan has been presented to or considered by the Board. In the event the Merger is consummated, any such rights plan would be considered by the Board as constituted after the Merger. Other than as described, management of USA Waste does not currently have under consideration, and does not have any current intention to propose or adopt any other measures which might discourage takeovers apart from those proposed in this Joint Proxy Statement and Prospectus. The Board of Directors

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

may, however, adopt or approve such measures in the future, and shareholder approval may or may not be required at that time.

POSSIBLE NEGATIVE CONSIDERATIONS

     The effects of the Reincorporation proposal should be examined in connection with other measures that have already been or are proposed to be adopted by USA Waste and that also may have a deterrent effect on unsolicited overtures for control of USA Waste. USA Waste has proposed that its Certificate of Incorporation be amended to provide for a classified Board of Directors. The Certificate of Incorporation of USA Oklahoma has, since its initial organization in 1987, provided for directors' discretion relating to the issuance of preferred stock, which provision has also been provided for in the Delaware Certificate of Incorporation as described below.

     The Delaware Certificate of Incorporation provides for classification of the Board of Directors into three classes of directors. The term of office of the directors in each class is three years. As a result, at future USA Waste annual meetings, shareholders will generally vote only for the election of directors in one class. The charter documents of USA Oklahoma and USA Delaware prohibit cumulative voting for Directors.

     A classified Board of Directors gives the Board of Directors of USA Waste a greater likelihood of continuity, experience, and stability of leadership and policy. The Board of Directors of USA Waste therefore believes that classification of the Board benefits USA Waste. See "Classification of the USA Waste Board and Related Matters." It should be noted, however, that the classified Board of Directors may also extend the time required to elect a majority of the Board even if the majority of shareholders are dissatisfied with the current Board. The USA Waste Board of Directors believes, however, that on balance the shareholders are better served by the inclusion of the classified Board.

     The charter documents of both USA Delaware and USA Oklahoma authorize the respective Boards of Directors to issue 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). The Preferred Stock may be issued from time to time in one or more series, and each series will have such designations, rates of dividends, redemption prices, liquidation payments, voting rights, sinking fund provisions, conversion or exchange rights, and other special rights as the USA Waste Board of Directors may establish at the time of issuance. The Preferred Stock may be issued from time to time upon authorization of the USA Waste Board of Directors, without further approval by the shareholders unless required by applicable law, and for such consideration as the Board of Directors may determine and as may be permitted by applicable law. The Preferred Stock may be used as a means of preventing or dissuading a change in control or takeover of USA Waste. For example, shares could be issued with a voting power greater than that of the Common Stock in an effort to dilute the voting power of persons seeking to obtain control of USA Waste or could be issued to purchasers who would support the USA Waste Board of Directors in opposing a takeover proposal.

     USA Waste has also proposed that the number of authorized shares of USA Waste Common Stock be increased from 50,000,000 shares to 150,000,000 shares. See "Amendment to Increase the Number of Authorized Shares." If approved, this authorized but unissued USA Waste Common Stock could also be used by USA Waste to deter an unfriendly takeover by issuing a large number of shares to persons or entities who support the incumbent management of USA Waste.

     Notwithstanding the belief of the USA Waste Board of Directors that the Reincorporation is in the best interests of the shareholders, shareholders should consider that one of the effects of Reincorporation may be to discourage a future transaction. Shareholders should recognize that negotiation does not assure results that would be superior to a direct approach made to the shareholders by means of a tender offer, exchange offer, or proxy contest that is not presented to and approved by the Board. It is possible that unsolicited and unapproved tender offers and takeover attempts might be made at a time and in circumstances which are beneficial to and in the interest of shareholders. Such a transaction might provide shareholders with a substantial premium for their shares over the then current market prices or provide other substantial value which a majority of shareholders might believe to be in their best interests.

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

     Despite the belief of the USA Waste Board of Directors that the Reincorporation is in the best interest of USA Oklahoma and its shareholders, shareholders should also be aware that Delaware law has been publicly criticized on the grounds that it does not afford minority shareholders the same substantive rights and protections as are available in a number of other states. However, there are no material differences between Oklahoma law and Delaware law with respect to (1) shareholder approval of corporate transactions, (2) shareholder approval of amendments to charter documents, (3) newly created directorships, (4) removal of directors, (5) elimination of shareholder power to call special shareholders' meeting, (6) inspection of books, records and shareholder lists, (7) appraisal rights, (8) dissolution, (9) dividends, (10) shareholder action without a meeting, (11) repurchase or redemption of shares, or (12) proxies.

OTHER CONCERNS

     Federal Income Tax Consequences of the Reincorporation. Set forth below is a summary of certain Federal income tax consequence to USA Oklahoma shareholders who become holders of USA Delaware Common stock in exchange for USA Oklahoma Common Stock as a result of the Reincorporation. The statement does not deal with all aspects of Federal taxation that may be relevant to particular USA Oklahoma shareholders, such as dealers in securities and certain holders of stock options or shares acquired upon exercise of stock options. In view of the individual nature of tax consequences, shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Reincorporation, including the applicability of federal, state, local and foreign tax laws.

     USA Oklahoma has not requested a ruling from the Service with respect to the Federal income tax consequences of the Reincorporation under the Code. USA Oklahoma will, however, receive an opinion from its legal counsel, Snell & Smith, P.C., substantially to the effect that: (i) the Reincorporation will constitute a tax-free reorganization under Section 368(a) of the Code; (ii) no gain or loss will be recognized by holders of Common Stock of USA Oklahoma upon receipt of Common Stock of USA Delaware pursuant to the Reincorporation; (iii) the aggregate tax basis of the Common Stock of USA Delaware received by each shareholder will be the same as the aggregate tax basis of the Common Stock of USA Oklahoma held by such shareholder at the time of the Reincorporation, and
(iv) the holding period of the Common Stock of USA Delaware received by each shareholder of USA Oklahoma will include the period for which such shareholder held the Common Stock of USA Oklahoma surrendered in exchange therefor, provided that such USA Oklahoma Common Stock was held by such shareholder as a capital asset at the time of the Reincorporation.

     USA Waste will not recognize gain or loss for federal income tax purposes as a result of the Reincorporation. USA Delaware will succeed, without adjustment, to the federal income tax attributes of USA Waste.

     Accounting Treatment of the Reincorporation. The Reincorporation will be accounted for as a reorganization of companies under common control in a manner similar to pooling of interests accounting. Therefore, the historical financial statements will be carried forward as if the merging companies had been one company.

     Federal and State Regulatory Requirements in Connection with the Reincorporation. This Joint Proxy Statement and Prospectus has been filed with the Commission. In addition, if the Reincorporation is approved by the shareholders and the Reincorporation Merger is consummated, merger documents will be filed with the appropriate authorities in the State of Oklahoma and Delaware.

     No Dissenters' Rights of Appraisal. Shareholders of USA Oklahoma who dissent from the Reincorporation proposal and the Reincorporation Merger Agreement will not have any right to exercise dissenters' rights of appraisal.

     Recommendation of the Board of Directors. THE USA WASTE BOARD OF DIRECTORS RECOMMENDS THAT USA WASTE'S SHAREHOLDERS VOTE FOR THE REINCORPORATION, which affirmative vote will also constitute approval of the Reincorporation Merger Agreement and the Delaware Certificate of Incorporation.

     Vote Required for Approval. The affirmative vote of a majority of the outstanding USA Waste Common Stock is required for the approval of the Reincorporation, the Reincorporation Merger Agreement, and the Delaware Certificate of Incorporation.

           CLASSIFICATION OF THE USA WASTE BOARD AND RELATED MATTERS

     The shareholders of USA Waste are being asked to approve an amendment to the Certificate of Incorporation of USA Waste whereby: (1) the Board of Directors shall be divided into three classes, as nearly equal in number as possible; (2) vacancies in the Board of Directors shall be filled by a majority vote of the directors then in office; (3) directors may be removed, with or without cause, only by the affirmative vote of either a majority of the Board of Directors or the holders of at least 66 2/3% of USA Waste's outstanding voting shares; and (4) that the foregoing provisions may be amended, altered or repealed only by the affirmative vote of the holders of at least 66 2/3% of USA Waste's outstanding voting shares (collectively, the "Board Classification Proposals"). The provisions of the proposed Board Classification Proposals are set forth in their entirety in the Articles of Amendment included in Appendix G attached hereto.

     The USA Waste Board of Directors believes that the proposed Board Classification Proposals would, if adopted, reduce the possibility that a third party could utilize certain tactics to effect a sudden or surprise change in control of the Board of Directors of USA Waste without the support of incumbent directors. However, adoption of the Board Classification Proposals may have significant effects on the ability of shareholders of USA Waste to change the composition of the Board of Directors, to affect its policies generally, and to benefit from transactions that are opposed by incumbent directors. If the Board Classification Proposals and the Reincorporation are both approved, the Delaware Certificate of Incorporation will reflect the Board Classification Proposals. The following comments highlight some specific effects of the Board Classification Proposals.

CLASSIFIED BOARD

     Directors of USA Waste currently are elected annually by USA Waste's shareholders to serve until the next annual meeting and until their successors are elected and qualified.

     Both Oklahoma and Delaware law permit provisions in a certificate of incorporation or a by-law approved by shareholders that provide for a classified board of directors. The Board Classification Proposals provide that directors shall be classified, with respect to the time for which they individually hold office, into three classes, as nearly equal in number as possible. One class would hold office initially for a term expiring at USA Waste's 1996 annual meeting of shareholders, another class would hold office initially for a term expiring at the 1997 annual meeting, and another class would hold office initially for a term expiring at the 1998 annual meeting, with the members of each class holding office until their successors have been duly elected and qualified. At each annual meeting following this initial classification and election, the successors to the class of directors whose terms expire at that meeting would be elected for a term of office to expire at the third succeeding annual meeting after their election and until their successors have been duly elected and qualified. See "Election of USA Waste Directors" as to the composition of each class of directors if the Board Classification Proposals are adopted.

     The classification of the USA Waste Board of Directors will have the effect of making it more difficult to change the composition of the Board of Directors. At least two annual shareholders' meetings, instead of one, will generally be required for shareholders to effect a change in control of the Board of Directors, because only a minority of the directors will be elected at each meeting. Although USA Waste has experienced no problems with respect to the continuity and stability of its Board of Directors, the Board of Directors believes that requiring a longer period of time to elect a majority of directors will help to assure continuity and stability of USA Waste's affairs and policies in the future since a majority of directors at any given time will have prior experience as directors of USA Waste. The Board of Directors also believes that board classification is desirable to help discourage hostile attempts to take control of USA Waste. However, it should also be noted that the classification provision of the Board Classification Proposals will apply to every election of directors, whether or not a change in the Board of Directors would be desirable in the opinion of some or a majority of the USA Waste's shareholders.

     The Board Classification Proposals would also allow the Board of Directors to increase the number of directors and to fill the resulting vacancies as a means of preventing a takeover of USA Waste or of diluting the vote of Board members opposed by a majority of the Board of Directors.

     The USA Waste Board of Directors has also proposed that the USA Waste's Delaware Bylaws provide for a classified Board and to otherwise conform such Bylaws with the changes effected by the Board Classification Proposals.

     Neither the Oklahoma Certificate of Incorporation nor the Delaware Certificate of Incorporation permits cumulative voting in the election of directors. Accordingly, the holders of a majority of the shares of USA Waste Common Stock can elect all of the directors being elected at any annual meeting of shareholders for the election of directors.

FILLING VACANCIES

     The Board Classification Proposals also provide for the Bylaws of USA Delaware to (i) require the directors then in office to fill vacancies and newly created directorships; and (ii) have the appointed directors hold office until the next annual meeting of shareholders at which the term of the class to which they have been elected expires. In addition, the Bylaw provisions provide that no decrease in the number of directors shall shorten the term of an incumbent director.

     Both Oklahoma and Delaware law currently provide that if, at the time of filling any vacancies or newly created directorships, the directors then in office constitute less than a majority of the whole Board of Directors, certain shareholders may apply to a court for an order to hold an election to fill such vacancies or newly-created directorships, or to replace the directors chosen by the directors then in office.

     The provisions of the Board Classification Proposals relating to the removal of directors (see "Removal of Directors" below) and the filling of vacancies are designed to protect the classified Board structure by precluding the holders of less than 66 2/3% of the shares of USA Waste's stock entitled to vote generally in the election of directors from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by removal with their own nominees. Moreover, the provision that newly created directorships are to be filled only by the Board of Directors would, except as otherwise provided by Oklahoma and Delaware law, prevent any person seeking majority representation on the Board of Directors from obtaining such representation simply by enlarging the Board of Directors and filling the new directorships created thereby with his own nominees.

REMOVAL OF DIRECTORS

     USA Waste's Bylaws currently do not address the removal of directors. Both Oklahoma and Delaware law provide that, unless the Certificate of Incorporation provides otherwise, shareholders of a corporation with a classified board may effect the removal of a director only for cause. Although neither Oklahoma nor Delaware law defines "cause," malfeasance in office, gross misconduct or neglect, false or fraudulent misrepresentations inducing the director's appointment, willful conversion of corporate funds, a breach of the obligation to make full disclosure, incompetency, gross inefficiency, and moral turpitude generally have been held to constitute cause for removal. The Board Classification Proposals provide, in general, that any director or directors may be removed from office at any time, with or without cause, by the affirmative vote of either 66 2/3% or more of the Board of Directors or the holders of at least 66 2/3% of the outstanding shares entitled to vote generally in election of directors.

     The provisions relating to the removal of directors and the filling of vacancies (see "Filling Vacancies" above) would preclude the holders of less than 66 2/3% of the shares of USA Waste's stock entitled to vote generally in the election of directors from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by removal with their own nominees.

AMENDMENT, ALTERATION OR REPEAL OF THESE PROVISIONS

     Under Oklahoma and Delaware law, amendments to a certificate of incorporation require the approval of the holders of a majority of the shares of common stock and a majority of the outstanding shares of each class entitled to vote thereon as a class. Both Oklahoma and Delaware law also permit provisions in a certificate of incorporation that require a greater vote than the vote otherwise required by law for any corporate action. With

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

respect to such super-majority provisions, both Oklahoma and Delaware law require that any amendment, alteration, or repeal thereof be approved by an equally large super-majority vote. As permitted by these provisions of both Oklahoma and Delaware law, the Board Classification Proposals would require the affirmative vote of the holders of at least 66 2/3% of the then outstanding shares of capital stock of USA Waste entitled to vote generally in the election of directors, voting together as a single class, to amend, alter, or repeal the these provisions. Accordingly, in the event that the Board Classification Proposals are adopted by less than a 66 2/3% vote, shareholders having the same percentage of voting power as those who voted in favor of its adoption will not have sufficient voting power to amend, alter, or repeal such amendments at a later date. The requirement of an increased shareholder vote may prevent a shareholder or shareholders controlling a majority of USA Waste's Common Stock from avoiding the requirements of these provisions simply by repealing them. Thus, the holders of 33 1/3% or more of the shares of stock entitled to vote could block their future repeal or modification even if such repeal or modification was deemed beneficial to the holders of more than a majority (although less than 66 2/3%) of such stock.

     Effect of Shareholders Agreement. The filling of vacancies and the removal of directors may be affected by the Shareholders Agreement. In addition, the Shareholders Agreement will provide that any amendment to the Certificate of Incorporation or Bylaws of USA Waste must be approved by at least 66 2/3% of the Board of Directors. See "The Merger and Related Transactions -- Shareholders Agreement."

     Recommendation of the Board of Directors. The Board Classification Proposals are being presented to shareholders for their approval as a single proposal and will either be adopted or rejected in their entirety based on the vote of shareholders. THE USA WASTE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE DIRECTORSHIP AMENDMENTS.

     Vote Required for Approval. The affirmative vote of a majority of the outstanding shares of USA Waste Common Stock is required for approval of the Board Classification Proposals.

             AMENDMENT TO INCREASE THE NUMBER OF AUTHORIZED SHARES

     The authorized capital stock of USA Waste currently consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. On the Record Date, 22,967,256 shares of USA Waste Common Stock were issued and outstanding, and 7,609,828 shares were reserved for issuance upon exercise of outstanding options, warrants, and convertible securities. As of the date of this Joint Proxy Statement and Prospectus, no shares of Preferred Stock have been issued or are outstanding. The Preferred Stock may be issued from time to time in one or more series, and each series will have such designations, rates of dividends, redemptions prices, liquidation payments, voting rights, sinking fund provisions, conversion or exchange rights, and other special rights as the Board of Directors of USA Waste may establish at the time of issuance.

     The Merger will require the issuance of approximately 27.8 million shares of USA Waste Common Stock. In addition to the shares to be issued in connection with the Merger, the USA Waste Board of Directors believes that it is in the best interests of USA Waste to have additional shares of USA Waste Common Stock available for issuance at its discretion for future acquisitions, stock splits, stock dividends, equity financings, employee benefit plans, and other corporate purposes. Accordingly, the USA Waste Board of Directors has proposed an amendment to the Certificate of Incorporation of USA Waste to increase the number of shares of USA Waste Common Stock available for issuance from 50,000,000 to 150,000,000.

     If the proposal is approved by the shareholders of USA Waste as described below, the additional shares of USA Waste Common Stock may be issued from time to time upon authorization of the Board of Directors, without further approval by the stockholders unless required by applicable law or NYSE rules, which generally require the approval of a majority of USA Waste's shareholders when USA Waste Common Stock is to be issued if such USA Waste Common Stock has voting power equal to or in excess of 20% of the voting power outstanding, and for such consideration as the USA Waste Board of Directors may determine and as may be permitted by applicable law. The availability of additional shares of USA Waste Common Stock for issuance will afford USA Waste greater flexibility in acting upon proposed transactions.

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

     The increase in authorized shares is not being proposed as a means of preventing or dissuading a change in control or takeover of USA Waste. However, use of these shares for such a purpose is possible. Shares of authorized but unissued or unreserved USA Waste Common Stock and Preferred Stock, for example, could be issued in an effort to dilute the stock ownership and voting power of persons seeking to obtain control of USA Waste or could be issued to purchasers who would support the Board of Directors in opposing a takeover proposal. In addition, the increase in authorized shares, if approved, may have the effect of discouraging a challenge for control or making it less likely that such a challenge, if attempted, would be successful.

     The proposed amendment does not change the terms of the USA Waste Common Stock, which does not have preemptive rights. The additional shares of USA Waste Common Stock for which authorization is sought will have the same voting rights, the same rights to dividends and distribution and will be identical in all other respects to the shares of USA Waste Common Stock now authorized.

     Recommendation of the Board of Directors. THE USA WASTE BOARD OF DIRECTORS RECOMMENDS THAT USA WASTE'S SHAREHOLDERS VOTE FOR THE INCREASE OF THE AUTHORIZED SHARES OF USA WASTE COMMON STOCK FROM 50,000,000 SHARES TO 150,000,000 SHARES.

     Vote Required for Approval. The affirmative vote of a majority of the outstanding shares of USA Waste Common Stock is required for approval of the proposed amendment to the Certificate of Incorporation.

              AMENDMENT OF THE USA WASTE 1993 STOCK INCENTIVE PLAN

     USA Waste has for many years utilized stock incentives as part of its overall compensation program. The Board of Directors of USA Waste believes stock options and stock-based incentives play an important role in attracting and retaining the services of outstanding personnel and in encouraging such employees to have a greater personal financial investment in USA Waste.

     Since 1987, USA Waste has had a stock option plan. The USA Waste shareholders approved the 1993 Stock Incentive Plan (the "1993 Plan") at the 1993 annual meeting. See "Election of USA Waste Directors -- Executive Compensation -- Stock Incentive Plans."

     The 1993 Plan permits the granting, either alone or in combination, of "nonqualified" stock options that do not qualify for beneficial treatment under the Code, incentive stock options under Section 422A of the Code, reload options, alternate appreciation rights, limited rights, and stock bonuses. Grants may be made to non-employee directors, officers, and other employees of USA Waste who are responsible for or contribute to the management, growth, success, and profitability of USA Waste and who are designated by the committee that administers the 1993 Plan. Messrs. Ball, Mosley, and Spellman are the current members of such committee.

     Stock options permit the recipient to purchase shares of USA Waste Common Stock at a fixed price, determined on the date of grant, regardless of the fair market value on the date of exercise. The holder of an alternative appreciation right is entitled to receive the excess of the fair market value on the date of exercise over the grant price of the right. Stock bonuses may provide the recipient all of the rights of a USA Waste shareholder, including the right to vote the shares and receive dividends; however the stock may not be transferred by the recipient until certain restrictions (as determined by the committee) lapse.

     The Board of Directors of USA Waste desires to amend the 1993 Plan to increase the number of shares of USA Waste Common Stock authorized for granting of awards under the 1993 Plan from 1,000,000 to 4,000,000, which requires shareholder approval. As of March 31, 1995, options to acquire and stock bonuses covering approximately 698,000 shares of USA Waste Common Stock had been granted under the 1993 Plan and 302,000 shares remained available for future awards. At the time of the original approval of the 1993 Plan, USA Waste had approximately
10.6 million shares outstanding. USA Waste currently has approximately 23.0 million shares outstanding and if the Merger is approved, will have approximately 50.8 million shares outstanding. The Board of Directors of USA Waste believes this amendment is necessary to assure that an adequate number of shares of USA Waste Common Stock will be available for future award grants in order to

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

provide appropriate incentives to employees of USA Waste (and current employees of Chambers upon consummation of the Merger).

     Recommendation of the Board of Directors. THE USA WASTE BOARD OF DIRECTORS RECOMMENDS THAT USA WASTE SHAREHOLDERS VOTE FOR THE INCREASE IN THE NUMBER OF SHARES OF USA WASTE COMMON STOCK THAT MAY BE ISSUED UNDER THE 1993 PLAN FROM 1,000,000 TO 4,000,000.

     Vote Required for Approval. The affirmative vote of the holders of a majority of the shares of USA Waste Common Stock present or represented by proxy and entitled to vote at the USA Waste Annual Meeting is required for approval of the proposed amendment to the 1993 Plan.

                    RATIFICATION OF APPOINTMENT OF AUDITORS

     The firm of Coopers & Lybrand L.L.P. was engaged in 1994 to audit USA Waste's financial statements. The Board of Directors of USA Waste proposes to continue the services of this firm as certified public accountants to audit USA Waste's financial statement for 1995. If the appointment of Coopers & Lybrand L.L.P. is ratified by the shareholders, the firm will audit the financial statements of USA Waste and its subsidiaries for the current fiscal year and perform other appropriate accounting services as requested. Coopers & Lybrand L.L.P. has advised USA Waste that no member of the firm has any financial interest, direct or indirect, in USA Waste or any of its subsidiaries in any capacity other than that of public accountants. Representatives of Coopers & Lybrand L.L.P. will be present at the USA Waste Annual Meeting and available to answer appropriate questions from shareholders.

     Recommendation of the Board of Directors. THE USA WASTE BOARD OF DIRECTORS RECOMMENDS THAT USA WASTE SHAREHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF COOPERS & LYBRAND L.L.P. AS CERTIFIED PUBLIC ACCOUNTANTS TO AUDIT USA WASTE'S FINANCIAL STATEMENTS FOR FISCAL 1995.

     Vote Required for Approval. The affirmative vote of a majority of the outstanding shares of USA Waste Common Stock present or represented by proxy and entitled to vote at the USA Waste Annual Meeting is required for the ratification of the appointment of Coopers & Lybrand L.L.P. as certified public accountants to audit USA Waste's financial statements for fiscal 1995.

                   THE PLAN OF MERGER AND TERMS OF THE MERGER

EFFECTIVE TIME OF THE MERGER

     The Merger Agreement provides that the Merger will become effective at such time as shall be stated in a Certificate of Merger to be filed with the Secretary of State of Delaware. It is anticipated that if the Merger Agreement is approved at the USA Waste Annual Meeting and the Chambers Special Meeting and all other conditions to the Merger have been satisfied or waived, the Effective Time will occur within five business days after the date on which the last of the conditions to closing contained in the Merger Agreement is fulfilled or waived or at such other time as USA Waste and Chambers shall agree. See
"-- Conditions to the Merger."

MANNER AND BASIS FOR CONVERTING SHARES

     At the Effective Time, each outstanding share of Chambers Common Stock and Chambers Class A Common Stock will be converted into .41667 of a share of USA Waste Common Stock.

     Promptly after the Effective Time, USA Waste will cause The First National Bank of Boston, which will act as exchange agent (the "Exchange Agent"), to mail to each record holder of Chambers Common Stock and Chambers Class A Common Stock immediately prior to the Effective Time, a letter of transmittal and other information advising such holder of the consummation of the Merger and instructions for use in effecting the surrender of Chambers Common Stock and Chambers Class A Common Stock certificates in exchange for USA Waste Common Stock certificates and cash in lieu of fractional shares. Letters of transmittal will also be available following the Effective Time at the offices of the Exchange Agent. After the Effective Time, there will be no further registration of transfers on the stock transfer books of Chambers of shares of

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

Chambers Common Stock and Chambers Class A Common Stock that were outstanding immediately prior to the Effective Time. SHARE CERTIFICATES SHOULD NOT BE SURRENDERED FOR EXCHANGE BY STOCKHOLDERS OF CHAMBERS PRIOR TO APPROVAL OF THE MERGER AND THE RECEIPT OF A LETTER OF TRANSMITTAL.

     No fractional shares of USA Waste Common Stock will be issued in the Merger. Each stockholder of Chambers otherwise entitled to a fractional share will receive an amount in cash equal to the value of such fractional share based upon the closing sale price of USA Waste Common Stock on the NYSE composite tape on the last trading day preceding the Effective Time. No interest will be paid on such amount, and all shares of Chambers Common Stock held by a record holder will be aggregated for purposes of computing the number of shares of USA Waste Common Stock to be issued in the Merger.

     Until such time as a holder of Chambers Common Stock or Chambers Class A Common Stock surrenders his outstanding stock certificate to the Exchange Agent, together with the letter of transmittal, the shares of Chambers Common Stock or Chambers Class A Common Stock represented thereby will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the number of full shares of USA Waste Common Stock into which such shares shall have been converted. Unless and until such outstanding certificates are surrendered, no dividends payable to the holders of USA Waste Common Stock, as of any time on and after the Effective Time, will be paid to the holders of such outstanding certificates. Upon surrender of the certificates previously representing shares of Chambers Common Stock or Chambers Class A Common Stock, the holder thereof will receive certificates representing the whole number of shares of USA Waste Common Stock to which he or she is entitled, cash in lieu of fractional shares, and the amount of any dividends payable which theretofore became payable to holders of USA Waste Common Stock on or after the Effective Time with respect to such shares, without interest thereon.

CHAMBERS OPTIONS

     The Merger Agreement provides that USA Waste and Chambers will take such actions as may be necessary to cause each unexpired and unexercised Chambers Option to be automatically converted at the Effective Time into an option to purchase a number of shares of USA Waste Common Stock equal to the number of Chambers Class A Common Stock that could have been purchased under the Chambers Option multiplied by the Exchange Ratio, at a price per share of USA Waste Common Stock equal to the option exercise price determined pursuant to the Chambers Option divided by the Exchange Ratio, and subject to the same terms and conditions as the Chambers Option. USA Waste will assume all of Chambers' obligations with respect to the Chambers Options as so amended and shall, from and after the Effective Time, make available for issuance upon exercise of any such options all shares of USA Waste Common Stock covered thereby and amend its Registration Statement on Form S-8 covering its 1993 Stock Incentive Plan, if necessary, to cover the additional shares of USA Waste Common Stock subject to such options granted in replacement of the Chambers Options.

CONDITIONS TO THE MERGER

     The respective obligations of USA Waste and Chambers to consummate the Merger are subject to the satisfaction of the following conditions: (a) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the shareholders of USA Waste and the stockholders of Chambers under applicable law and applicable listing requirements; (b) the USA Waste Common Stock issuable in the Merger shall have been authorized for listing on the NYSE subject to official notice of issuance; (c) the waiting period applicable to consummation of the Merger under the HSR Act shall have expired or been terminated; (d) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have been instituted by the Commission or any state regulatory authorities; (e) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any injunction, order, or decree lifted); (f) no action shall have been taken, and no statute, rule, or regulation shall have been enacted, by any state or federal government or

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

governmental agency in the United States which would prevent the consummation of the Merger or make the consummation of the Merger illegal; (g) all governmental waivers, consents, orders, and approvals legally required for the consummation of the Merger and the transactions contemplated hereby, and all consents from lenders required to consummate the Merger, shall have been obtained and be in effect at the Effective Time; and (h) Coopers & Lybrand L.L.P., certified public accountants for USA Waste, shall have delivered a letter, dated the Closing Date (as hereinafter defined), in form and substance satisfactory to USA Waste and Chambers, stating that the Merger will qualify as a pooling of interests transaction under Accounting Principles Board Opinion No. 16.

     The obligation of Chambers to effect the Merger is further subject to the fulfillment of the following additional conditions: (a) USA Waste and Acquisition shall have performed in all material respects their agreements in the Merger Agreement required to be performed on or prior to the date on which the transactions contemplated by the Merger Agreement are consummated (the "Closing Date") and the representations and warranties of USA Waste and Acquisition contained in the Merger Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and Chambers shall have received a certificate of the Chairman of the Board and Chief Executive Officer, the President or a Vice President of USA Waste and of the President and Chief Executive Officer or a Vice President of Acquisition to that effect; (b) Chambers shall have received an opinion of its legal counsel, Thorp, Reed & Armstrong, in form and substance reasonably satisfactory to Chambers, dated the Closing Date, to the effect that Chambers and the holders of Chambers Common Stock and Chambers Class A Common Stock (except to the extent any stockholders receive cash in lieu of fractional shares) will recognize no gain or loss for federal income tax purposes as a result of consummation of the Merger; (c) Chambers shall have received an opinion from Andrews & Kurth L.L.P. and/or Snell & Smith, P.C., counsel to USA Waste and Acquisition, dated the Closing Date, reasonably satisfactory to Chambers and covering the due incorporation of USA Waste and Acquisition, the binding nature of the Merger Agreement, the effectiveness of the Merger, the validity of the USA Waste Common Stock to be issued in connection with the Merger and such other matters as may be reasonably requested by Chambers; (d) Chambers shall have received a letter from Coopers & Lybrand L.L.P., certified public accountants for USA Waste and Acquisition, dated the date of this Joint Proxy Statement and Prospectus, the effective date of the Registration Statement, and the Closing Date (or such other date reasonably acceptable to Chambers) with respect to certain financial information included in the Registration Statement; (e) since November 28, 1994, (i) there shall have been no changes that constitute, and (ii) no event or events shall have occurred which have resulted in or constitute, a material adverse change in the business, operations, properties, assets, condition (financial or other), results of operations, or prospects of USA Waste and its subsidiaries, taken as a whole; (f) all governmental waivers, consents, orders, and approvals legally required for the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained and be in effect at the Closing Date, and no governmental authority shall have promulgated any statute, rule, or regulation which, when taken together with all promulgations, would materially impair the value to USA Waste of the Merger; (g) Chambers shall have received from J.P. Morgan (or other nationally recognized investment banking firm reasonably acceptable to USA Waste) an opinion, dated as of the date on which this Joint Proxy Statement and Prospectus is first distributed to the stockholders of Chambers, to the effect that the consideration to be received by the stockholders of Chambers in the Merger is fair, from a financial point of view, to the holders of Chambers Common Stock and Chambers Class A Common Stock, and such opinion shall not have been withdrawn.

     The obligation of USA Waste to effect the Merger is further subject to the fulfillment of the following additional conditions: (a) Chambers shall have performed in all material respects its agreements in the Merger Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Chambers contained in the Merger Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and USA Waste shall have received a certificate of the President and Chief Executive Officer or of a Vice President of Chambers to that effect; (b) USA Waste shall have received an opinion of its special counsel, Andrews & Kurth L.L.P., in form and substance satisfactory to USA Waste, dated the Closing Date, to the effect that

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

USA Waste and Acquisition will recognize no gain or loss for federal income tax purposes as a result of consummation of the Merger; (c) USA Waste shall have received an opinion from Sullivan & Cromwell and/or Thorp, Reed & Armstrong, special counsel to Chambers, dated the Closing Date, reasonably satisfactory to USA Waste and covering the due incorporation of Chambers, the binding nature of the Merger Agreement, the effectiveness of the Merger, and such other matters as may be reasonably requested by USA Waste; (d) USA Waste shall have received a letter from Deloitte & Touche LLP, certified public accountants for Chambers, dated the date hereof, the effective date of the Registration Statement, and the Closing Date (or such other date reasonably acceptable to USA Waste) with respect to certain financial information included in the Registration Statement;
(e) USA Waste shall have received from each principal executive officer, each director, and each other person who is an "affiliate," as that term is defined in paragraphs (c) and (d) of Rule 145 under the Securities Act, of Chambers written agreements to the effect that such person will not offer to sell, sell, or otherwise dispose of any shares of USA Waste Common Stock issued in the Merger, except, in each case, pursuant to an effective registration statement or in compliance with Rule 145, or in a transaction which is exempt from the registration requirements of the Securities Act and, in any case, until after the results covering 30 days of post-Merger combined operations of USA Waste and Chambers have been filed with the Commission, sent to shareholders of USA Waste, or otherwise publicly issued; (f) since November 28, 1994, (i) there shall have been no changes that constitute, and (ii) no event or events shall have occurred which have resulted in or constitute, a material adverse change in the business, operations, properties, assets, condition (financial or other), results of operations, or prospects of Chambers and its subsidiaries, taken as a whole; (g) all governmental waivers, consents, orders, and approvals legally required for the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained and be in effect at the Closing Date, and no governmental authority shall have promulgated and statute, rule, or regulation which, when taken together with all promulgations, would materially impair the value to USA Waste of the Merger; (h) certain shareholder litigation and proceedings involving Chambers shall have been fully and irrevocably settled, a final, nonappealable order shall have been entered and all claims, demands, and causes of action pertaining in any way to such litigation or proceedings shall have been fully and irrevocably released and discharged, all substantially upon the terms and conditions agreed upon by USA Waste and Chambers or otherwise upon terms and conditions satisfactory to USA Waste in its sole discretion; (i) the Commission shall have agreed to a consent order as to a certain investigation of Chambers and USA Waste shall have determined within 15 business days after being notified of the terms and conditions thereof that such consent decree is satisfactory to USA Waste in its sole discretion; and (j) USA Waste shall have received from DLJ (or other nationally recognized investment banking firm reasonably acceptable to USA Waste), an opinion reasonably acceptable to USA Waste, dated as of the date this Joint Proxy Statement and Prospectus is first distributed to the shareholders of USA Waste, to the effect that the Exchange Ratio is fair, from a financial point of view to USA Waste's holders of USA Waste Common Stock, and such opinion shall have not been withdrawn.

     Neither USA Waste nor Acquisition has any obligation to consummate the Merger if any condition to its obligation to consummate the Merger is not satisfied on or prior to the Closing Date of the Merger, and Chambers has no obligation to consummate the Merger if any condition to its obligation to consummate the Merger is not satisfied on or prior to the Closing Date of the Merger. However, termination of the Merger Agreement will not relieve either party from liability for any breach of the Merger Agreement. Any of the conditions to the obligations of USA Waste, Acquisition, or Chambers to consummate the Merger may be waived by the party that is, or whose shareholders are, entitled to the benefits thereof.

REPRESENTATIONS AND WARRANTIES OF USA WASTE AND CHAMBERS

     In the Merger Agreement, USA Waste and Chambers have made various representations and warranties relating to, among other things, their respective businesses and financial condition, the accuracy of their various filings with the Commission, the satisfaction of certain legal requirements for the Merger, and the absence of undisclosed liabilities or material litigation matters. The representations and warranties of each of the parties to the Merger Agreement will expire upon consummation of the Merger.

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

CONDUCT OF THE BUSINESS OF USA WASTE AND CHAMBERS PRIOR TO THE MERGER

     Pursuant to the Merger Agreement, Chambers has agreed that, prior to the Effective Time, and except as otherwise agreed to in writing by USA Waste, it shall, and shall cause each of its subsidiaries to: (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice; (b) not (i) amend or propose to amend their respective charter or bylaws, (ii) split, combine, or reclassify their outstanding capital stock, or
(iii) declare, set aside, or pay any dividend or distribution payable in cash, stock, property, or otherwise, except for the payment of dividends or distributions by a wholly owned subsidiary of Chambers; (c) not issue, sell, pledge, or dispose of, or agree to issue, sell, pledge, or dispose of, any additional shares of, or options, warrants, or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that Chambers may issue shares upon conversion of convertible securities and exercise of options outstanding on the date hereof; (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings in the ordinary course of business or (B) borrowings to refinance existing indebtedness, (ii) redeem, purchase, acquire, or offer to purchase or acquire any shares of their capital stock or any options, warrants, or rights to acquire any of their capital stock or any security convertible into or exchangeable for their capital stock, (iii) take any action which would jeopardize the treatment of the Merger as a pooling of interests, (iv) take or fail to take any action which action or failure to take action would cause Chambers or its stockholders (except to the extent that any stockholders receive cash in lieu of fractional shares) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger, (v) make any acquisition of any assets or businesses other than expenditures for fixed or capital assets in the ordinary course of business, (vi) sell, pledge, dispose of or encumber any assets or businesses other than sales in the ordinary course of business, or (vii) enter into any contract, agreement, commitment, or arrangement with respect to any of the foregoing; (e) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers, and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transaction contemplated by the Merger Agreement; (f) confer on a regular and frequent basis with one or more representatives of USA Waste to report material operational matters and the general status of ongoing operations; (g) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment, or other similar arrangements or agreements with any directors, officers, or key employees, except in the ordinary course and consistent with past practice; provided, however, that Chambers and its subsidiaries shall in no event enter into any written employment agreement which provides for an annual base salary in excess of $125,000 and has a term in excess of one year or enter into or amend any severance or termination arrangement; (h) not adopt, enter into, or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment, or other employee benefit plan, agreement, trust, fund, or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law; and (i) maintain with financially responsible insurance companies insurance on their tangible assets and their businesses in such amounts and against such risks and losses as are consistent with past practice.

     Pursuant to the Merger Agreement, USA Waste has agreed that, prior to the Effective Time, and except as otherwise agreed to in writing by Chambers, it shall, and shall cause each of its subsidiaries to: (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice; (b) not (i) amend or propose to amend their respective charters or bylaws, (ii) split, combine, or reclassify (whether by stock dividend or otherwise) their outstanding capital stock, (iii) declare, set aside, or pay any dividend or distribution payable in cash, stock, property, or otherwise, except for the payment of dividends or distributions by a wholly owned subsidiary of USA Waste; (c) not issue, sell, pledge, or dispose of, or agree to issue, sell, pledge, or dispose of, any shares of USA Waste Common Stock, or any options, warrants, or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except for the issuance and sale of shares issuable upon conversion of convertible securities and exercise of options outstanding on the date hereof; (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings in the ordinary course of business or (B) borrowings to refinance existing indebtedness, (ii) redeem, purchase,

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

acquire, or offer to purchase or acquire any shares of their capital stock or any options, warrants, or rights to acquire any of their capital stock or any security convertible into or exchangeable for their capital stock, (iii) take any action which would jeopardize the treatment of the Merger as a pooling of interests, (iv) take or fail to take any action which action or failure to take action would cause USA Waste or its shareholders (except to the extent that any shareholders receive cash in lieu of fractional shares) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger, (v) make any acquisition of any assets or businesses other than expenditures for fixed or capital assets in the ordinary course of business,
(vi) sell, pledge, dispose of or encumber any assets or businesses other than sales in the ordinary course of business, or (vii) enter into any contract, agreement, commitment, or arrangement with respect to any of the foregoing; (e) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by the Merger Agreement; (f) confer on a regular and frequent basis with one or more representatives of Chambers to report material operational matters and the general status of ongoing operations; (g) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment, or other similar arrangements or agreements with any directors, officers, or key employees, except in the ordinary course and consistent with past practice; provided, however, that USA Waste and its subsidiaries shall in no event enter into in excess of $125,000 and has a term in excess of one year or enter into or amend any severance or termination arrangement; (h) not adopt, enter into, or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment, or other employee benefit plan, agreement, trust, fund, or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law; and (i) maintain with financially responsible insurance companies insurance on their tangible assets and their businesses in such amounts and against such risks and losses as are consistent with past practice.

NO SOLICITATION OF ACQUISITION TRANSACTIONS

     The Merger Agreement further provides that neither Chambers nor USA Waste shall, and shall not permit any of its subsidiaries to, initiate, solicit, negotiate, encourage, or provide confidential information to facilitate, and each of Chambers and USA Waste shall, and shall cause each of its subsidiaries to, (i) cause any officer, director, or employee of, or any attorney, accountant, or other agent retained by it and (ii) use its reasonable best efforts to cause any financial adviser or investment banker retained by it, not to initiate, solicit, negotiate, encourage, or provide non-public or confidential information to facilitate, any proposal or offer to acquire all or any substantial part of the business and properties of Chambers or USA Waste, or any capital stock of Chambers or USA Waste, whether by merger, purchase of assets, tender offer, or otherwise, whether for cash, securities, or any other consideration or combination thereof ("Acquisition Transactions"); provided, however, that either Chambers or USA Waste may, in response to an unsolicited written proposal with respect to an Acquisition Transaction, which proposal (insofar as it relates to the consideration to be paid to Chambers and its stockholders) is not subject to a financing condition, furnish (subject to a confidentiality agreement reasonably acceptable to USA Waste and Chambers) confidential or non-public information concerning its business, properties, or assets to a financially capable corporation, partnership, person, or other entity or group (a "Potential Acquiror") if (i) it shall have given not less than five business days advance written notice of its intention to do so to the other party, (ii) its board of directors is advised by one or more of its independent financial advisors that providing confidential or non-public information to the Potential Acquiror is likely to lead to an Acquisition Transaction on terms that would yield a materially higher value to its stockholders than the Merger, and (iii) based upon advice of its independent legal counsel, its Board of Directors determines in good faith that there is a significant risk that the failure to provide such confidential or non-public information would constitute a breach of its fiduciary duty to its stockholders. In the event either Chambers or USA Waste shall determine to provide information or negotiate as described above, or shall receive any offer of the type referred to above, it shall promptly inform the other party that information is to be provided, that negotiations are to take place, or that an offer has been received and shall furnish to the other party the identity of the person receiving such information or the proponent of the offer, if applicable, and, if an offer has been received, a description of the material terms thereof. Chambers or USA Waste may enter

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

into a definitive agreement for an Acquisition Transaction which meets the requirements above with a Potential Acquiror with which it is permitted to negotiate pursuant to the Merger Agreement, but only if (i) its Board of Directors shall have duly determined that such Acquisition Transaction would yield a materially higher value to its stockholders than the Merger and that execution of such definitive agreement is in the best interests of its stockholders, (ii) at least ten business days prior to the execution of such definitive agreement, it shall have furnished the other party with a copy of such definitive agreement, and (iii) the other party shall have failed within such ten-day period to offer to amend the terms of the Merger Agreement in order that the Merger would yield a value to such party's stockholders at least equal to the Acquisition Transaction. In making the determination required by clause
(i) of the foregoing sentence, the Board of Directors referred to therein shall consider all relevant considerations, the extent to which the economic benefits of the Acquisition Transaction differ from the economic benefits contemplated by the Merger Agreement, the likelihood the Potential Acquiror will be able to obtain financing to consummate the Acquisition Transaction, the proposed closing date, the certainty of consummation, antitrust issues, and closing conditions. USA Waste and Chambers have agreed that the foregoing agreements shall be specifically enforceable and that specific enforcement and injunctive relief shall be a remedy properly available to the other party for a breach of such agreements.

CONDUCT OF THE BUSINESS OF THE COMBINED COMPANIES FOLLOWING THE MERGER

     Following the Merger, Chambers will be a wholly owned subsidiary of USA Waste. Pursuant to the Merger Agreement, the Certificate of Incorporation and the Bylaws of Acquisition, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and Bylaws of the surviving corporation until amended as provided therein and under the Delaware General Corporation Law. Except as otherwise agreed to by Chambers and USA Waste, the officers of the surviving corporation immediately following the Effective Time shall be the officers of Chambers in office immediately prior to the Effective Time.

     At the Effective Time of the Merger, USA Waste, Donald F. Moorehead, Jr. and John E. Drury will enter into the Shareholders Agreement with the Rangos Shareholders that will provide certain rights to the Rangos Shareholders to name or participate in the naming of members to the Board of Directors of USA Waste, to name certain members of the Executive Committee of the Board of Directors of USA Waste, and to require certain matters to be approved by a two-thirds vote of the Board of Directors. Pursuant to the Shareholders Agreement, USA Waste and Messrs. Moorehead and Drury will be obligated after the Effective Time, to use their best efforts to cause John G. Rangos, Sr. and Alexander W. Rangos to be appointed as directors of USA Waste. In addition, during the term of the Shareholders Agreement, USA Waste, Messrs. Moorehead and Drury, and the Rangos Shareholders will use their best efforts to cause the Board of Directors to include at all times (in addition to the two directors designated by the Rangos Shareholders) four persons who are approved by at least four members of the Executive Committee of the Board of Directors and none of whom is an officer or employee of USA Waste or Chambers. The Shareholders Agreement will also provide that USA Waste and Messrs. Moorehead and Drury will use their best efforts to establish and maintain an Executive Committee of the Board of Directors consisting of five directors and to cause the Executive Committee to include the two directors designated by the Rangos Shareholders. The Shareholders Agreement will remain in effect until the aggregate number of shares of USA Waste Common Stock beneficially held by the Rangos Shareholders and their affiliates is less than 5% of the outstanding shares of USA Waste Common Stock.

     The Shareholders Agreement will also provide that certain actions taken by USA Waste must be approved by a two-thirds majority of the Board of Directors including future mergers of USA Waste, the transfer of all or substantially all of the assets of USA Waste, the issuance of any shares of, or rights to acquire shares of, the capital stock of USA Waste, any acquisition transaction involving consideration of more than $5,000,000, any disposition transaction involving assets having a value of more than $1,000,000, any amendment to the Certificate of Incorporation, incurrence of debt in excess of $5,000,000, a lease of real or personal property involving annual payments of more than $1,000,000, and the approval or modification of annual operating and capital budgets of USA Waste.

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

     Upon consummation of the Merger, John E. Drury will be Chairman of the Board of USA Waste, Donald F. Moorehead, Jr. and John G. Rangos, Sr. will become Vice Chairmen, and Alexander W. Rangos will become Executive Vice President for Landfill Development. The other executive officers of USA Waste will remain the same as prior to the Merger.

TERMINATION OR AMENDMENT

     The Merger Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the shareholders of USA Waste and the stockholders of Chambers, as follows: (a) by the mutual consent of USA Waste and Chambers, (b) by either USA Waste or Chambers if(i) the Merger is not completed by July 31, 1995, otherwise than on account of delay on the part of the Terminating Party or any of its 5% stockholders or any of their affiliates or associates, (ii) if the Merger is enjoined by a final unappealable court order not entered at the request of either party or any of its 5% stockholders or any of their affiliates or associates; (iii) if (x) the Terminating Party receives an offer from any third party (excluding any affiliate of the Terminating Party or any group of which any affiliate of the party is a member) with respect to a merger, sale of substantial assets or other business combination involving the Terminating Party, (y) the Board of Directors of the Terminating Party determines, in good faith and after consultation with an independent financial advisor, that such offer would yield a materially higher value to such party or its stockholders than the Merger, and (z) the other party fails, within ten business days after it is notified of such determination and of the terms and conditions of such offer, to make an offer which is substantially equivalent to, or more favorable than, such offer, (iv) if (x) a tender/exchange offer is commenced by a third party (excluding any affiliate of the Terminating Party or any group of which any affiliate of the Terminating Party is a member) for all outstanding shares of the Terminating Party, (y) the Board of Directors of the Terminating Party determines, in good faith and after consultation with an independent financial advisor, that such offer would yield a materially higher value for such party or its stockholders than the Merger, and (z) the other party fails, within 10 business days after it is notified of such determination,to make an offer which is substantially equivalent to, or more favorable than, such tender/exchange offer, or (v) if the party other than the Terminating Party (x) fails to perform in any material respect any material covenant in the Merger Agreement and (y) does not cure such default in all material respects within 30 days after written notice of such default is given by the Terminating Party. However, termination of the Merger Agreement will not relieve either party from liability for any breach of the Merger Agreement.

     The Merger Agreement may only be amended by action taken by the respective Boards of Directors of the parties or duly authorized committees thereof and then only by an instrument in writing signed on behalf of each party and in compliance with applicable law. Such amendment may occur at any time, including after approval of the Merger Agreement by the shareholders of USA Waste and the stockholders of Chambers at the Meetings.

TERMINATION FEES

     Chambers and USA Waste have each agreed to pay a termination fee to the other party should certain of the termination rights described in "-- Termination or Amendment" above be exercised under certain circumstances. Chambers has agreed to pay USA Waste a fee of $28,000,000, plus the reasonable out-of-pocket expenses incurred by USA Waste in connection with the Merger Agreement and the transactions contemplated thereby, if (a) Chambers terminates the Merger Agreement as described in clauses (b)(iii) or (b)(iv) of "-- Termination or Amendment" above, or (b) USA Waste terminates the Merger Agreement as described in clause (b)(iv) of "-- Termination or Amendment" above, and, prior to one year after such Termination, one or more of the following events occurs: (i) Chambers is acquired by merger or otherwise by another person under terms which provide for Chambers and/or its stockholders to receive consideration having a fair value on the date of the first public announcement of such merger or other acquisition transaction equal to or greater than that provided for under the terms of the Merger Agreement; (ii) Chambers enters into a merger or other agreement which contemplates the acquisition of Chambers by another person under terms which provide for Chambers and/or its stockholders to receive consideration having a fair value on the date of the first public announcement of such merger or other agreement equal to or greater than that provided for under the terms of the Merger Agreement; (iii) another person acquires or becomes the beneficial owner of more than 50% of the outstanding shares of Chambers Common Stock and Chambers Class A Common Stock for consideration having a fair value on the date of such acquisition greater than that provided for under the terms of the Merger Agreement; (iv) another person acquires all or any substantial portion of Chambers' assets under terms which provide for Chambers and/or its stockholders to receive consideration having a fair value on the date of the first public announcement of such acquisition transaction equal to or greater than that provided for under the terms of the Merger Agreement; or (v) Chambers adopts a plan of liquidation relating to all or a substantial portion of its assets or declares a distribution to its stockholders of all or a substantial portion of its assets and in connection therewith the stockholders receive consideration having a fair value on the date of the first public announcement of such plan of liquidation or dividend declaration equal to or greater than that provided for under the terms of the Merger Agreement. USA Waste has agreed to pay Chambers a fee of $21,000,000, plus the reasonable out-of-pocket expenses incurred by Chambers in connection with the Merger Agreement and the transactions contemplated thereby, if USA Waste terminates the Merger Agreement as described in clauses (b)(iii) or (b)(iv) of "-- Termination or Amendment" above.

EXPENSES

     The Merger Agreement provides that, except as described in "-- Termination Fees" above, all costs and expenses incurred in connection with the Merger Agreement and the Transactions contemplated thereby shall be paid by the party incurring such expenses, except that those expenses incurred in connection with printing this Joint Proxy Statement and Prospectus shall be shared equally by USA Waste and Chambers.

INDEMNIFICATION

     The Merger Agreement provides for the indemnification, to the fullest extent permitted under applicable law, of the present and former directors, officers, employees, and agents of Chambers or any of its subsidiaries against any costs or expenses (including attorneys fees), judgments, fines, losses, claims, damages, liabilities, and amounts paid in settlement in connection with any claim, action, suit, proceeding, investigation, whether civil or criminal, administrative, or investigative, arising out of, relating to, or in connection with any action or omission occurring prior to the Effective Time (including, without limitation, acts or omissions in connection with such persons serving as an officer, director, or other fiduciary in any entity if such service was at the request or for the benefit of Chambers) or arising out of or pertaining to the transactions contemplated by the Merger Agreement.

ARRANGEMENTS WITH CERTAIN INDIVIDUALS

     Pursuant to the Merger Agreement, Alexander W. Rangos, President and Chief Operating Officer of Chambers will become a director and Executive Vice President for Landfill Development of USA Waste following the Merger. USA Waste has agreed to enter into an employment agreement with Mr. Rangos for a five-year term at a base salary of $275,000 per year. In addition, at the Effective Time, USA Waste will enter into a Consulting and Non-Compete Agreement with each of John G. Rangos, Sr. and John G. Rangos, Jr. providing for annual compensation of $450,000 and $250,000, respectively, and terms of five years each. See "The Merger and Related Transactions -- Conflicts of Interest."

          COMPARATIVE RIGHTS OF STOCKHOLDERS OF USA WASTE AND CHAMBERS

     The rights of holders of Chambers Common Stock and Chambers Class A Common Stock are currently governed by Delaware law, Chambers' Certificate of Incorporation, and Chambers' Bylaws. If the Reincorporation is approved and becomes effective, the rights of USA Waste's shareholders after the Merger (including those persons who were stockholders in Chambers prior to the Merger) will be governed by Delaware law, and the Certificate of Incorporation and Bylaws of USA Delaware. If the Reincorporation Merger is not approved or is abandoned, the rights of USA Waste's shareholders after the Merger (including those persons who were stockholders in Chambers prior to the Merger) will be governed by Oklahoma law, and USA Waste's Certificate of Incorporation and USA Waste's Bylaws, as amended.

     The Oklahoma General Corporation Act (the "OGCA") is modeled after and based on the DGCL and is generally amended from time to time to conform to amendments made in the DGCL. Accordingly, the general corporate law applicable to holders of Chambers Common Stock and Chambers Class A Common Stock and USA Waste Common Stock is similar. See "The Reincorporation." The OGCA and the DGCL contain similar provisions with respect to (i) amendments to the Certificates of Incorporation and Bylaws of USA Waste and Chambers, (ii) mergers, exchanges, consolidations, and dissolutions, (iii) the disposition of assets, (iv) newly created directorships, (v) the removal of directors, (vi) the power to call special meetings of shareholders, (vii) shareholders' action without a meeting,
(viii) the declaration of dividends, and (ix) dissenters' rights. Neither the Certificates of Incorporation nor Bylaws of Chambers and USA Waste contain any special provisions pertaining to business combinations.

     The Certificates of Incorporation and Bylaws of USA Waste and Chambers do not contain any substantial differences with respect to shareholders meetings, boards of directors, or officers except that the Chambers Certificate of Incorporation provides for a classified board of directors. If the Board Classification Proposals are approved, the USA Waste Certificate of Incorporation will be amended to provide for a classified board of directors substantially similar to the classified board provided in the Chambers Certificate of Incorporation. The Chambers Certificate of Incorporation provides for two classes of Common Stock, the Chambers Common Stock and Chambers Class A Common Stock, with different voting rights and dividend preferences. The USA Waste Certificate of Incorporation and the USA Delaware Certificate of Incorporation provide for one class of common stock. As a result of the Merger, holders of Chambers Class A Common Stock will lose their preferential dividend rights and the exclusive rights to elect one-fourth of the number (or the next higher whole number) of directors while participating in the election of the remaining directors; holders of Chambers Common Stock will lose their preferential voting rights.

     Moreover, although the Certificates of Incorporation of USA Waste and Chambers do not contain any provision concerning shareholders' written consent in lieu of a shareholder meeting, the effect of the absence of such a provision on each company is different because of dissimilarities in the DGCL and the OGCA. Thus, with respect to USA Waste, any action required or permitted to be taken by its shareholders may be taken by shareholders' written consents without a meeting, without prior notice and without a vote only if such consent is unanimous; with respect to Chambers, such consent must only be signed by the same minimum number of stockholders necessary to authorize such action at a stockholder meeting at which all shares entitled to vote thereon were present and voted. If the Merger is consummated and the Reincorporation is not approved, any written consent in lieu of a meeting must be unanimous.

     This summary is not intended to be relied upon as an exclusive list of material rights of shareholders of USA Waste and stockholders of Chambers or a detailed description and analysis of the provisions discussed and is qualified in its entirety by the DGCL and the OGCA, and the Certificates of Incorporation and Bylaws of USA Waste, USA Delaware and Chambers. See "The Reincorporation" and "Classification of the USA Waste Board and Related Matters."

                             USA WASTE AND CHAMBERS

     COMBINED HISTORICAL UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

     The following combined historical unaudited pro forma condensed financial statements are based upon the historical consolidated financial statements of USA Waste and Chambers included elsewhere in this Joint Proxy Statement and Prospectus and should be read in conjunction with those consolidated financial statements and related notes. These combined historical unaudited pro forma condensed financial statements are not necessarily indicative of the operating results that would have been achieved had the Merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operating results. These combined historical unaudited pro forma condensed financial statements give effect to the Merger by combining the results of operations of USA Waste and Chambers using the "pooling of interests" method of accounting as if the companies had been combined since their inception.

                             USA WASTE AND CHAMBERS

        COMBINED HISTORICAL UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                               DECEMBER 31, 1994

     The following combined historical unaudited pro forma condensed balance sheet presents the combined financial position of USA Waste and Chambers as of December 31, 1994. Such combined unaudited pro forma information is based upon information derived from the historical balance sheets of USA Waste and Chambers as of that date, after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments described in the notes to combined historical unaudited pro forma condensed financial statements.

                                                                                          PRO FORMA
                                                                         PRO FORMA        COMBINED
                                                USA WASTE   CHAMBERS    ADJUSTMENTS       HISTORICAL
                                                ---------   ---------   -----------       ---------
                                                                  (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents...................  $  6,613    $  23,548    $      --        $  30,161
  Accounts receivable, net....................    19,992       28,961         (188)(a)       48,765
  Net assets held for sale....................        --        9,298           --            9,298
  Notes and other receivables.................     8,072       13,673       (2,500)(a)       19,245
  Prepaid expenses and other..................     2,361        9,286           --           11,647
                                                --------    ---------    ---------        ---------
          Total current assets................    37,038       84,766       (2,688)         119,116
Notes and other receivables...................     2,462        5,159           --            7,621
Property and equipment, net...................   182,415      354,428      (13,286)(a,e)    523,557
Excess of cost over net assets of acquired
  businesses, net.............................    73,305        5,934      (10,075)(e)       69,164
Intangible assets.............................    14,375        9,877           --           24,252
Funds held for escrow requirements and
  construction................................        --       23,506           --           23,506
Other assets..................................    13,572        4,828           --           18,400
                                                --------    ---------    ---------        ---------
          Total assets........................  $323,167    $ 488,498    $ (26,049)       $ 785,616
                                                ========    =========    =========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................  $ 12,023    $  10,889    $      --        $  22,912
  Accrued liabilities.........................    12,783       34,751         (188)(a)       47,346
  Deferred revenues...........................     1,783        4,881           --            6,664
  Current maturities of long-term debt........     1,830       46,465           --           48,295
                                                --------    ---------    ---------        ---------
          Total current liabilities...........    28,419       96,986         (188)         125,217
Revolving credit facility.....................    98,000                        --           98,000
Convertible subordinated debentures...........    49,000                        --           49,000
Other long-term debt..........................     6,903      211,016       (2,500)(a)      215,419
Accrued shareholder litigation settlement.....        --       75,300           --           75,300
Closure, post-closure and other liabilities...    17,067       41,264           --           58,331
Deferred income taxes.........................    15,792                   (15,792)(e)           --
                                                --------    ---------    ---------        ---------
          Total liabilities...................   215,181      424,566      (18,480)         621,267
                                                --------    ---------    ---------        ---------
Commitments and contingencies.................        --           --           --               --
Stockholders' equity:
  Preferred stock.............................        --           --           --               --
  Common stock................................       227       33,580      (33,302)(c)          505
  Additional paid-in capital..................    95,758      395,121       29,152 (c)      520,031
  Retained earnings (deficit).................    13,962     (360,619)      (7,569)(a,e)   (354,226)
  Less treasury stock, at cost................    (1,961)      (4,150)       4,150 (c)       (1,961)
                                                --------    ---------    ---------        ---------
          Total stockholders' equity..........   107,986       63,932       (7,569)         164,349
                                                --------    ---------    ---------        ---------
          Total liabilities and stockholders'
            equity............................  $323,167    $ 488,498    $ (26,049)       $ 785,616
                                                ========    =========    =========        =========

    See notes to combined historical unaudited pro forma condensed financial statements.

                             USA WASTE AND CHAMBERS

   COMBINED HISTORICAL UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1994

     The following combined historical unaudited pro forma condensed statement of operations for the year ended December 31, 1994, was prepared based upon information derived from the historical statements of operations of USA Waste and Chambers for such period, after giving effect to the Merger using the "'pooling of interests" method of accounting and to the pro forma adjustments described in the notes to combined historical unaudited pro forma condensed financial statements.

                                                                                        PRO FORMA
                                                                        PRO FORMA       COMBINED
                                            USA WASTE      CHAMBERS    ADJUSTMENTS      HISTORICAL
                                            ---------      ---------   -----------      ---------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues........................  $176,235       $ 257,989    $      --       $ 434,224
                                            --------       ---------    ---------       ---------
Costs and expenses:
  Operating...............................   101,069         179,542      (23,241)(b)     257,370
  General and administrative..............    23,463          24,796       23,241 (b)      71,500
  Merger costs............................     3,782              --           --           3,782
  Unusual items -- operations.............        --           8,863           --           8,863
  Depreciation and amortization...........    18,785          37,568         (214)(a)      56,139
                                            --------       ---------    ---------       ---------
                                             147,099         250,769         (214)        397,654
                                            --------       ---------    ---------       ---------
Income from operations....................    29,136           7,220          214          36,570
                                            --------       ---------    ---------       ---------
Other income (expense):
  Unusual items -- shareholders litigation
     settlement and other litigation
     related costs........................        --         (79,400)          --         (79,400)
  Interest expense........................   (10,385)        (23,843)         170 (a)     (34,058)
  Interest income.........................       591           2,220         (170)(a)       2,641
  Other income (expense), net.............     2,249            (372)          --           1,877
                                            --------       ---------    ---------       ---------
                                              (7,545)       (101,395)          --        (108,940)
                                            --------       ---------    ---------       ---------
Income (loss) before income tax provision
  (benefit)...............................    21,591         (94,175)         214         (72,370)
Income tax provision (benefit)............     7,760          (3,931)          79 (e)       3,908
                                            --------       ---------    ---------       ---------
Income (loss) from continuing
  operations..............................  $ 13,831       $ (90,244)   $     135       $ (76,278)
                                            ========       =========    =========       =========
Income (loss) per common share from
  continuing operations...................  $   0.61 (d)   $   (1.35)                   $   (1.55)(d)
                                            ========       =========                    =========
Weighted average number of common and
  common equivalent shares outstanding....    21,842          66,789      (38,960)(d)      49,671
                                            ========       =========    =========       =========

    See notes to combined historical unaudited pro forma condensed financial statements.

                             USA WASTE AND CHAMBERS

               COMBINED HISTORICAL UNAUDITED PRO FORMA CONDENSED
                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1993

     The following combined historical unaudited pro forma condensed statement of operations for the year ended December 31, 1993, was prepared based upon information derived from the historical statements of operations of USA Waste and Chambers for such year, after giving effect to the Merger using the "pooling of interests" method of accounting and to the pro forma adjustments described in the notes to combined historical unaudited pro forma condensed financial statements.

                                                                                           PRO FORMA
                                                                          PRO FORMA        COMBINED
                                          USA WASTE       CHAMBERS       ADJUSTMENTS       HISTORICAL
                                          ---------       --------       -----------       ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues......................   $93,753        $288,481        $      --        $ 382,234
                                           -------        --------        ---------        ---------
Costs and expenses:
  Operating.............................    49,251         194,355          (26,261)(b)      217,345
  General and administrative............    17,497          23,210           26,261 (b)       66,968
  Nonrecurring expenses.................       923              --               --              923
  Unusual items -- operations...........        --         (11,851)          13,600 (a)        1,749
  Depreciation and amortization.........    10,558          41,764             (100)(a)       52,222
                                           -------        --------        ---------        ---------
                                            78,229         247,478           13,500          339,207
                                           -------        --------        ---------        ---------
Income from operations..................    15,524          41,003          (13,500)          43,027
                                           -------        --------        ---------        ---------
Other income (expense):
  Unusual item -- shareholder litigation
     related costs......................        --          (5,500)              --           (5,500)
  Interest expense......................    (6,856)        (29,163)              44 (a)      (35,975)
  Interest income.......................     1,113           2,663              (44)(a)        3,732
  Other income, net.....................       822             900               --            1,722
                                           -------        --------        ---------        ---------
                                            (4,921)        (31,100)              --          (36,021)
                                           -------        --------        ---------        ---------
Income before income tax provision......    10,603           9,903          (13,500)           7,006
Income tax provision....................     5,413           1,600             (995)(e)        6,018
                                           -------        --------        ---------        ---------
Income from continuing operations.......   $ 5,190        $  8,303        $ (12,505)       $     988
                                           =======        ========        =========        =========
Income from continuing operations per
  common share..........................   $  0.26 (d)    $   0.12                         $    0.01 (d)
                                           =======        ========                         =========
Weighted average number of common and
  common equivalent shares
  outstanding...........................    18,056          66,788          (38,959)(d)       45,885
                                           =======        ========        =========        =========

    See notes to combined historical unaudited pro forma condensed financial statements.

                             USA WASTE AND CHAMBERS

                    COMBINED HISTORICAL UNAUDITED PRO FORMA
                       CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1992

     The following combined historical unaudited pro forma condensed statement of operations for the year ended December 31, 1992, was prepared based upon information derived from the historical statements of operations of USA Waste and Chambers for such year, after giving effect to the Merger using the "pooling of interests" method of accounting and to the pro forma adjustments described in the notes to combined historical unaudited pro forma condensed financial statements.

                                                                                             PRO
                                                                                            FORMA
                                                    USA                    PRO FORMA       COMBINED
                                                   WASTE       CHAMBERS   ADJUSTMENTS      HISTORICAL
                                                  -------      --------   -----------      --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues..............................  $57,049      $294,310    $      --       $351,359
                                                  -------      --------    ---------       --------
Costs and expenses:
     Operating..................................   28,128       206,761      (25,961)(b)    208,928
     General and administrative.................   11,612        37,853       25,961 (b)     75,426
     Nonrecurring expenses......................    6,756            --           --          6,756
     Unusual items -- operations................       --        44,291           --         44,291
     Depreciation and amortization..............    5,776        38,363           --         44,139
                                                  -------      --------    ---------       --------
                                                   52,272       327,268           --        379,540
                                                  -------      --------    ---------       --------
Income (loss) from operations...................    4,777       (32,958)          --        (28,181)
                                                  -------      --------    ---------       --------
Other income (expense):
     Unusual item -- shareholder litigation
       related costs............................       --       (10,853)          --        (10,853)
     Interest expense...........................   (4,212)      (31,628)          --        (35,840)
     Interest income............................      610         6,132           --          6,742
     Other income, net..........................       15           377           --            392
                                                  -------      --------    ---------       --------
                                                   (3,587)      (35,972)          --        (39,559)
                                                  -------      --------    ---------       --------
Income (loss) before income tax provision.......    1,190       (68,930)          --        (67,740)
Income tax provision............................    3,955         1,325       (4,801)(e)        479
                                                  -------      --------    ---------       --------
Loss from continuing operations.................  $(2,765)     $(70,255)   $   4,801       $(68,219)
                                                  =======      ========    =========       ========
Loss from continuing operations per common
  share.........................................  $ (0.20)(d)  $  (1.05)                   $  (1.60)(d)
                                                  =======      ========                    ========
Weighted average number of common and common
  equivalent shares outstanding.................   14,878        66,788      (38,959)(d)     42,707
                                                  =======      ========    =========       ========

     See notes to combined historical unaudited pro forma condensed financial statements.

                NOTES TO COMBINED HISTORICAL UNAUDITED PRO FORMA
                         CONDENSED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

     The combined historical unaudited pro forma condensed financial statements assume the issuance of USA Waste Common Stock in exchange for all outstanding Chambers Common Stock and Chambers Class A Common Stock. Such statements also assume that the Merger will be accounted for using the "pooling of interests" method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling of interests method of accounting assumes that the combining companies have been merged from their inception, and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies have been combined from their inception.

     Pursuant to the rules and regulations of the Commission, the combined historical unaudited pro forma condensed statements of operations exclude the results of operations associated with discontinued businesses, extraordinary items and cumulative effects of accounting changes. In addition, the combined historical unaudited pro forma condensed financial statements do not include an adjustment for approximately $25 million in estimated nonrecurring costs related to the Merger which are estimated and expected to be incurred within 12 months of the transaction date. These Merger related costs consist of approximately $12 million of transaction costs, $11 million of severance and other termination benefits, and $2 million of nonrecurring costs relating to the integration of the operations of the combined company.

     Certain reclassifications have been made to the historical financial statements of USA Waste and Chambers to conform to the pro forma presentation. Such reclassifications are not material to the combined unaudited pro forma condensed financial statements.

PRO FORMA ADJUSTMENTS

     (a) All significant intercompany balance sheet and statement of operations items between USA Waste and Chambers have been eliminated in the combined historical unaudited pro forma condensed financial statements. In September 1993, Chambers sold certain of its collection and landfill operations to USA Waste and, as a result of such sale, Chambers recorded a gain of approximately $13.6 million. USA Waste accounted for the transaction as a purchase and allocated the purchase price to the assets acquired. Assuming that USA Waste and Chambers had been combined from their inception, the gain recorded by Chambers in 1993 has been removed from the combined historical unaudited pro forma condensed statement of operations for that year and the assets have been reduced by that amount, net of related amortization, in the combined historical unaudited pro forma condensed balance sheet. In addition, the combined historical unaudited pro forma condensed statements of operations for the years ended December 31, 1994 and 1993 have been adjusted for the effect of lower amortization as a result of the reduction in the asset amounts.

     (b) Adjustments have been made to reclassify certain Chambers' operating expenses as general and administrative expenses in the combined historical unaudited pro forma condensed statements of operations to conform to the pro forma presentation of USA Waste as if the companies had been combined since their inception.

     (c) The stockholders' equity accounts of Chambers as of December 31, 1994 have been adjusted to reflect the assumed issuance of approximately 27.8 million shares of USA Waste Common Stock in exchange for all of the outstanding shares of Chambers Common Stock and Chambers Class A Common Stock (based on the Exchange Ratio of .41667 of a share of USA Waste Common Stock for each share of Chambers Common Stock and Chambers Class A Common Stock). The actual number of shares of USA Waste Common Stock to be issued pursuant to the Merger will be based upon the number of shares of Chambers Common Stock and Chambers Class A Common Stock issued and outstanding immediately prior to the consummation of the Merger.

     (d) Pro forma income (loss) from continuing operations per share for each period is based on the combined weighted average number of shares outstanding, after giving effect to the issuance of .41667 of a share of USA Waste Common Stock for each share of Chambers Common Stock and Chambers Class A Common Stock and to preferred stock dividends paid by USA Waste of $152,000, $582,000 and $565,000 for the years ended December 31, 1992, 1993 and 1994, respectively. The historical USA Waste income from continuing operations per share has also been adjusted for the preferred stock dividends. Fully diluted earnings (loss) per share are considered equal to primary earnings
(loss) per share for all periods presented because the addition of potentially dilutive securities that are not common stock equivalents would have been either antidilutive or immaterial.

     (e) The combined unaudited pro forma condensed financial statements assume that the Merger qualifies as a "tax-free" reorganization for federal income tax purposes. As a result of the Merger, certain tax net operating loss carryforwards will become available to offset future taxable income of the combined company. Chambers has not recognized any benefit with respect to these tax net operating loss carryforwards in prior years; however, this pro forma presentation assumes the recognition of certain of these benefits in the combined historical unaudited condensed statements of operations only to the extent that deferred tax liabilities are available to offset the benefit. There can be no assurance that the tax net operating loss carryforwards will be utilized or that they will not be subject to limitations See "The Merger and Related Transactions -- Net Operating Loss Carryforwards."

                       SUPPLEMENTAL INFORMATION RELATING
                      TO PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

     The combined historical unaudited pro forma condensed financial information for the year ended December 31, 1994 included elsewhere herein gives effect to certain pro forma adjustments as described in the notes to such information. In evaluating the Merger, the respective managements of USA Waste and Chambers considered the impact of certain cost and expense savings and other economic benefits that are expected to be realized as a result of the Merger. These adjustments do not include additional cost reductions relating to landfill and collection operations or additional revenues that may result from volume or price increases.

     Application of the supplemental adjustments described below to the combined historical unaudited pro forma statement of operations for the year ended December 31, 1994 would result in the following (in thousands, except per share amount):

    Operating revenues........................................................  $434,224
    Income from operations....................................................    69,097
    Income from continuing operations.........................................    36,976
    Income from continuing operations per common share........................      0.73

     The adjustments to the pro forma financial information give effect to the following:

     - Certain cost savings and efficiencies of approximately $16 million that may have been achieved if the combination of USA Waste and Chambers had occurred as of January 1, 1994. These cost savings and efficiencies are directly attributable or related to the Merger and are expected to have a continuing impact on the combined company.

     - Removal of shareholder litigation settlement and other litigation related costs of approximately $79.4 million.

     - Removal of approximately $3.8 million in costs incurred in connection with the merger of USA Waste and Envirofil on May 26, 1994.

     - Reduction of (i) interest expense as a result of the assumed reduction in long-term debt offset by additional interest expense on the $79.4 million shareholder litigation settlement and other litigation related costs, (ii) interest income as a result of using available cash and investment balances to reduce outstanding debt, and (iii) letter of credit fees and interest costs due to the enhanced credit terms that are expected to be available to the combined company.

     - Removal of other unusual and nonrecurring charges in Chambers' operations of approximately $12.7 million.

     - Reduction of the provision for income taxes to reflect the benefit from expected utilization of the Chambers' net operating loss carryforwards.

     As of January 1, 1995, USA Waste changed the useful life of the excess of cost over net assets of acquired businesses from 25 years to 40 years to more appropriately reflect the estimated periods during which the benefit of the assets will be realized. This change in accounting estimate is expected to have the effect of reducing amortization expense by approximately $1,350,000 in 1995 on a combined basis.

                PRINCIPAL STOCKHOLDERS OF USA WASTE AND CHAMBERS

     The following table sets forth information with respect to the beneficial ownership of USA Waste Common Stock as of the Record Date by each owner of more than 5% of the outstanding USA Waste Common Stock, and the percentage of USA Waste Common Stock after consummation of the Merger.

                                                                    PERCENTAGE OF CLASS
                                               AMOUNT OF       ------------------------------
                                               BENEFICIAL      BEFORE THE         AFTER THE
                  NAME AND ADDRESS             OWNERSHIP         MERGER           MERGER(1)
        -------------------------------------  ---------       ----------       -------------
        Robert F. Smith......................  2,845,107(2)       12.2%              5.6%
          31725 North Route 83
          Grayslake, Illinois 62030
        Donald F. Moorehead, Jr..............  2,129,027(3)        9.1%              4.2%
          5000 Quorum Drive, Suite 300
          Dallas, Texas 75240
        John E. Drury........................  1,301,614(4)        5.6%              2.6%
          500 Quorum Drive, Suite 300
          Dallas, Texas 75240

- ---------------

(1) Upon consummation of the Merger, assuming no change occurs in shares owned as of the indicated date and that 50,796,281 shares of USA Waste Common Stock are outstanding on the Effective Time.

(2) Includes 338,500 shares of USA Waste Common Stock that may be acquired by Mr. Smith pursuant to warrants and stock options exercisable currently or within 60 days.
(3) Includes 505,000 shares of USA Waste Common Stock that may be acquired by Mr. Moorehead pursuant to warrants and stock options exercisable currently or within 60 days, 122,974 shares owned by Mr. Moorehead's spouse and children, and an aggregate of 3,394 shares issuable upon conversion of convertible subordinated debentures owned by Mr. Moorehead's spouse and children.
(4) Includes 241,500 shares of USA Waste Common Stock that may be acquired by Mr. Drury pursuant to warrants exercisable currently or within 60 days, and 5,176 shares owned by Mr. Drury's spouse.

     The following table sets forth information with respect to the beneficial ownership of Chambers Common Stock and Chambers Class A Common Stock as of December 31, 1994, by each owner of more than 5% of the outstanding shares of each said class and the percentage of USA Waste Common Stock after consummation of the Merger.

                                        TITLE OF CLASS AND              PERCENTAGE OF CLASS
                                              AMOUNT              --------------------------------
                                      OF BENEFICIAL OWNERSHIP                           USA WASTE
                                      -----------------------                            COMMON
                                       CLASS A                    CLASS A                STOCK
        NAME AND ADDRESS OF            COMMON        COMMON       COMMON     COMMON     AFTER THE
          BENEFICIAL OWNER              STOCK         STOCK       STOCK      STOCK      MERGER(1)
- ------------------------------------  ---------     ---------     ------     ------     ----------
John G. Rangos, Sr..................  8,963,120     9,598,120      17.5%      61.6%        15.2%
  10700 Frankstown Road
  Pittsburgh, PA 15235
John G. Rangos, Jr.(2)(3)...........  2,237,940     2,646,040       4.4%      17.0%         4.0%
  10700 Frankstown Road
  Pittsburgh, PA 15235
Alexander W. Rangos(2)(3)...........  2,148,340     2,666,040       4.2%      17.1%         4.0%
  10700 Frankstown Road
  Pittsburgh, PA 15235
Lindner Fund, Inc.(4)...............  4,699,800            --       9.2%        --          3.9%
  7711 Carondelet Avenue
  Suite 700
  St. Louis, MO 63105

- ---------------

(1) Upon consummation of the Merger, assuming no change occurs in shares owned as of the indicated date and that 50,507,848 shares of USA Waste Common Stock are outstanding on the Effective Time.

(2) The number of shares and percentages shown include the registered holdings of such person and, in addition, 1,452,000 shares of each class beneficially owned as a result of ownership of stock of John Rangos Development Corporation, Inc., the sole stockholders of which are John G. Rangos, Jr. and Alexander W. Rangos, individually and as trustees for Jenica A. Rangos, daughter of John G. Rangos, Sr. As a result, for both Chambers Common Stock and Chambers Class A Common Stock, the same 1,452,000 shares are included above for each of John G. Rangos, Jr. and Alexander W. Rangos.
(3) Includes 107,000 shares of Class A Common Stock that may be acquired by each of John G. Rangos, Jr. and Alexander W. Rangos pursuant to stock options exercisable currently or within 60 days of this report.
(4) Based upon a report on Schedule 13G received by Chambers on February 3, 1995. Lindner Fund, Inc. is an investment company.

     As of the date of this Joint Proxy Statement and Prospectus, 4,817,167 shares of USA Waste Common Stock are eligible for sale pursuant to two effective shelf registration statements covering shares held by seven shareholders of USA Waste, including 2,531,607 shares of USA Waste Common Stock held by Robert F. Smith, a principal shareholder. Future sales of substantial amounts of USA Waste Common Stock in the public market could adversely affect market prices from time to time.

                               MARKET PRICE DATA

MARKET INFORMATION

     USA Waste Common Stock is traded on the NYSE under the symbol "UW." Prior to July 20, 1993, USA Waste Common Stock was quoted on Nasdaq. Chambers Common Stock and Chambers Class A Common Stock are traded on the AMEX under the symbols "CDVB" and "CDVA," respectively. The following table sets forth the range of high and low closing sale prices for the USA Waste Common Stock, as reported on the NYSE, and the Chambers Common Stock and Chambers Class A Common Stock, as reported on the AMEX. For periods prior to July 20, 1993, prices indicated for USA Waste Common Stock reflect high and low sales prices as quoted on the Nasdaq.

                                                                            CHAMBERS
                                                             ---------------------------------------
                                                                                   CLASS A COMMON
                                           USA WASTE          COMMON STOCK              STOCK
                                       -----------------     ---------------     -------------------
                                        HIGH       LOW       HIGH       LOW      HIGH           LOW
                                       ------     ------     -----     -----     -----         -----
1993
  First Quarter......................  $14.50     $13.25     $7.38     $4.69     $7.25         $4.69
  Second Quarter.....................   13.75      11.75      5.00      3.19      4.81          3.13
  Third Quarter......................   15.00      11.50      5.25      3.69      5.38          3.75
  Fourth Quarter.....................   12.50       9.75      4.50      3.69      4.50          3.56
1994
  First Quarter......................  $15.00     $11.38     $5.50     $3.50     $5.50         $3.50
  Second Quarter.....................   13.38      10.58      4.00      2.50      4.13          2.00
  Third Quarter......................   15.13      11.50      2.88      2.06      2.75          1.81
  Fourth Quarter.....................   15.13      11.00      4.25      2.00      4.25          1.81
1995
  First Quarter......................  $12.25     $10.13     $4.69     $3.63     $4.75         $3.63
  Second Quarter (through May 8,
     1995)...........................   15.50      11.50      5.75      4.44      5.88          4.44

     On November 25, 1994, the last trading day prior to announcement by USA Waste and Chambers that they had reached an agreement concerning the Merger, the closing sale price of USA Waste Common Stock as reported on the NYSE was $14.00 per share; and the closing sale prices of Chambers Common Stock and Chambers Class A Common Stock as reported by the AMEX were $3.13 and $3.00 per share, respectively. The equivalent per share price of both Chambers Common Stock and Chambers Class A Common Stock on November 25, 1994, calculated by multiplying the closing sale price of USA Waste Common Stock on the same date by the Exchange Ratio, was $5.83.

     On May 8, 1995, the closing sale price of USA Waste Common Stock as reported on the NYSE was $15.50 per share; and the closing sale prices of Chambers Common Stock and Chambers Class A Common Stock as reported by the AMEX were $5.72 and $5.75, respectively. The number of record holders of USA Waste Common Stock, Chambers Common Stock and Chambers Class A Common Stock as of May 5, 1995, were 858, 521 and 3,396, respectively.

     Following the Merger, USA Waste Common Stock will continue to trade on the NYSE under the symbol "UW", and the listing of Chambers Common Stock and Chambers Class A Common Stock on the AMEX will be terminated.

DIVIDEND INFORMATION

     USA Waste has never paid cash dividends on its Common Stock. Envirofil paid stock dividends on its preferred stock prior to its acquisition by USA Waste; the holders of such preferred stock received USA Waste Common Stock in that acquisition, and no dividends have been paid by USA Waste. The Board of Directors of USA Waste presently intends to retain any earnings in the foreseeable future for USA Waste's business. In addition, payment of dividends on the USA Waste Common Stock is restricted by the terms of USA Waste's bank credit agreement.

     Chambers paid a cash dividend of $.01 per share on Chambers Class A Common Stock on November 14, 1990, and has not paid any dividends since that date. Chambers has not made any commitment to pay cash dividends on either Chambers Class A Common Stock or Chambers Common Stock. Chambers is currently precluded by the terms of its credit facility and senior note agreements from paying dividends to stockholders. See "Management's Discussion and Analysis of Chambers' Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                            DESCRIPTION OF USA WASTE

     USA Waste is an integrated solid waste management company operating in the non-hazardous segment of the industry. USA Waste provides integrated solid waste management services consisting of solid waste collection, transfer, recycling, disposal and soil remediation to the full spectrum of commercial, industrial, municipal, and residential customers with operations in twelve states. Based on revenues, USA Waste is currently the sixth largest publicly traded non-hazardous solid waste management company in the United States.

     USA Waste conducts operations in 19 operating districts in twelve states, and employs approximately 1,200 persons. USA Waste has a diversified customer base with no single customer accounting for more than 5% of USA Waste's revenues or income from continuing operations during 1994.

INDUSTRY BACKGROUND

     The non-hazardous solid waste segment of the waste management industry accounts for an estimated $30 billion per year in revenues. Despite the sheer size of the waste management industry, it has historically been a fragmented industry, with a multitude of primarily local operators servicing relatively small areas. In recent years, however, the industry has undergone a period of significant consolidation.

     One of the principal forces driving consolidation within the solid waste management industry is increased regulation and enforcement of collection and disposal activities. In October 1991, the Environmental Protection Agency ("EPA") adopted new regulations pursuant to Subtitle D of the Resource Conservation and Recovery Act governing the disposal of solid waste. These regulations led to a variety of requirements applicable to landfill disposal sites, including the construction of liners and the installation of leachate collection systems, groundwater monitoring systems and methane gas recovery systems. The regulations also required enhanced control systems to monitor more closely the waste streams being disposed of at the landfills, extensive post-closure monitoring of sites and financial assurances that landfill operators will be able to comply with the stringent regulations. The result of these regulatory requirements has been increased costs throughout the various segments of the industry, with particularly dramatic increases for landfill operators.

     Compliance with the regulations currently in effect for the non-hazardous solid waste industry requires significant capital expenditures. Many industry participants have found the increased costs difficult, if not impossible to bear. A large number of smaller, independent operators have decided to either close down their operations or sell them to stronger operators, and some municipalities have chosen to discontinue or are considering discontinuing their operations and turning the management of solid waste services over to private concerns.

     The rising costs associated with the new industry regulations have tended to promote consolidation and acquisition activity within the industry. Larger waste management companies, with sufficient financial resources to absorb the initial costs of bringing operations into compliance, have taken advantage of discontinuations and divestitures by acquiring those operations which either complement existing businesses or otherwise increase overall strength and flexibility. Second, compliance costs at the landfill/disposal level have directly affected costs in the upstream, collection segment of the market as landfill operators pass them on through higher fees for dumping or "tipping". In addition, companies active in various segments of the industry continue to seek vertical integration to enable them to become more cost effective and competitive. Finally, the higher cost structure has also led to the merger of a number of independent collection operations to enhance financial strength and improve operating efficiencies.

STRATEGY

     USA Waste seeks to capitalize on the trend of consolidation in the non-hazardous solid waste industry in several ways. One of the key elements of USA Waste's strategy involves expansion of USA Waste's integrated solid waste management services in selected markets through the acquisition of additional solid waste collection operations, landfills, transfer stations, and other related businesses that can be effectively integrated with each other and with USA Waste's existing operations to provide an overall improvement of operating results. In addition, acquisitions in new geographic areas will be pursued where opportunities exist to strengthen USA Waste's competitive position or, where opportunities exist, to apply USA Waste's operating and management expertise to enhance the performance of acquired operations and better utilize an existing base of assets. USA Waste also intends to expand its operations in the areas that it serves through the development of landfills, collection, and transfer station operations, and the development of or participation in recycling and composting services where appropriate. USA Waste also focuses on growth of its existing operations and growth of acquired businesses. During 1994, USA Waste experienced both volume and price improvements which led to double digit internal growth rates for its comparable 1993 operations.

     Another key element of USA Waste's strategy is to implement a variety of measures through which USA Waste is able to achieve administrative and operating efficiencies and improve profitability of the businesses it acquires, with the objective of becoming the low cost operator in each of its markets. These measures include consolidating and implementing uniform administrative and management systems, restructuring and consolidating collection route systems, improving equipment utilization, and increasing employee productivity through incentive compensation programs. USA Waste's management believes that its ability to serve markets as a low cost operator is fundamental to achieving sustainable internal growth.

     Since August 1990, USA Waste has acquired nine landfills, 17 collection operations, two transfer stations, a recycled materials brokerage operation, and two soil remediation facilities and assumed operation of one municipal landfill. As a result of the Merger, USA Waste will emerge as a national solid waste management company, which, in the opinion of USA Waste's management, will enable it to capitalize on Chambers' landfill ownership position and participate more effectively in the consolidation of the solid waste industry.

OPERATIONS

     USA Waste provides collection, transfer and recycling, disposal, and soil remediation services to municipal, commercial, industrial and residential customers in California, Illinois, Indiana, Missouri, New Jersey, North Dakota, Ohio, Oklahoma, Pennsylvania, Texas, Washington and West Virginia.

     Management of USA Waste's solid waste operations is achieved through a divisional alignment that currently includes four divisions organized by geographic area. Each division is headed by a divisional vice president. Each divisional vice president is responsible for the oversight of the following departments: sales and marketing, administration and financial, operations, and maintenance. In addition, each divisional vice president typically has a small staff that works interactively with the corporate office to ensure proper regulatory compliance and reporting, engineering services, internal and external development, and strategic planning. Geographically, a division generally may encompass a multi-state area and may have a concentration of between five to fifteen districts. Divisions are divided into districts headed by a district manager. Each district manager is responsible for the day to day oversight of the Company's field operations, with direct responsibility for customer satisfaction, employee motivation, labor and equipment productivity, internal growth, financial budgets, and profit and loss activity. A district generally encompasses a city, county, or metropolitan area.

     USA Waste's current strategy with respect to the acquisition of landfill and collection operations calls for the retention or development of a locally recognizable name and decentralized management controls. Each collection unit or division maintains its own computer operations and collection service functions utilizing uniform programs and systems. These local computer operations are linked to USA Waste's corporate office and are integrated with a centralized corporate financial reporting system.

     Solid Waste Landfills. Municipal solid waste landfills are the primary depository for solid waste in North America. These disposal facilities are located on approved types of land (i.e., with geological and hydrological properties that limit the possibility of water pollution and are operated under prescribed procedures). A landfill must be maintained carefully to meet federal, state, and local regulations. Maintenance includes excavation, continuous spreading and compacting of waste, and covering of waste with earth or other inert material at least once a day. The cost of transferring solid waste to a disposal location places a geographic restriction on solid waste companies. Access to a disposal facility, such as a landfill, is a requirement for all solid waste management companies. While access can be obtained to disposal facilities owned or operated by unaffiliated parties, USA Waste believes that it is generally preferable for collection companies to own or operate their own disposal facilities so that access can be assured on favorable terms. Customers are charged tipping fees or disposal charges based on the amount and type of solid waste deposited and the type and size of vehicles used in the conveyance of solid waste.

     USA Waste currently owns and operates nine non-hazardous solid waste landfills and operates one municipal landfill. The following table summarizes certain information concerning the 10 landfills owned or operated by USA Waste.

                                                                        APPROXIMATE       APPROXIMATE
                                                             DATE        PERMITTED           TOTAL
      LANDFILL NAME                   LOCATION             ACQUIRED        ACRES             ACRES
- -------------------------  ------------------------------  --------     -----------       -----------
Pinecrest................  McLain County, Oklahoma           1987            73(1)             198
Ellis County.............  Ellis County, Texas               1991            98                398
Countryside..............  Lake County, Illinois             1991            80(2)             345
Dakota...................  Sargeant County, North Dakota     1991            32                320
Ellis Scott..............  Henry County, Missouri            1991            35                606
Leroy Brown..............  McDonough County, Illinois        1991            80                530
Earthmovers..............  Elkhart County, Indiana           1992            97                277
Olympic View.............  Kitsap County, Washington         1993            65                420
Liberty..................  White County, Indiana             1993            88                 88
Charleston...............  Charleston, West Virginia         1994            50(3)             180
                                                                            ---              -----
          Total..........                                                   698              3,362
                                                                            ===              =====

- ---------------

(1) USA Waste owns approximately five acres of this site and leases the remaining acreage. The lease expires in December 1996, but may be extended at USA Waste's option for two additional five-year periods, each on the same terms and conditions.
(2) In October 1994, USA Waste filed an application with the Illinois EPA to expand the landfill permit to 145 acres.
(3) In February 1994, USA Waste entered into an agreement with the City of Charleston to manage and operate the municipal landfill. The management agreement is for a term of 25 years. The City has the option to terminate the agreement at the end of the fifth and tenth years.

     Of the 10 landfills owned or operated by USA Waste, the average remaining life based on remaining permit capacity and current average monthly disposal volumes is approximately 15 years. This average does not include recent local approval of a vertical and horizontal site expansion for the Countryside landfill which will extend the total life expectancy of such facility to in excess of 20 years. An application has been filed with the Illinois Environmental Protection Agency requesting state approval of the design and other technical aspects of the Countryside expansion. The state approval process is expected to be finalized in the next five to 12 months.

     The ownership or lease of a landfill site enables USA Waste to dispose of waste without payment of disposal fees to others. USA Waste does not own or lease a landfill site in every metropolitan area in which it is engaged in waste collection. To date, USA Waste has not experienced excessive difficulty securing the use of disposal facilities owned or operated by others in those metropolitan areas in which it does not own or operate its own landfill. USA Waste's landfills are also used by other waste collection companies and government agencies on a contract or noncontract basis.

     Collection. Solid waste collection is provided under two primary types of arrangement, depending on the customer being served. Commercial and industrial collection services are generally performed under one to three-year service agreements, and fees are determined by such factors as collection frequency, type of collection equipment furnished by USA Waste, the type and volume or weight of the waste collected and the distance to the disposal facility and cost of disposal. Most residential solid waste collection services are performed under contracts with, or franchises granted by, municipalities or regional authorities that give USA Waste exclusive rights to service all or a portion of the homes in their respective jurisdictions. Such contracts or franchises usually range in duration from one to five years. Recently, some municipalities have bid their residential collection contracts based on the volume of waste collected. Residential collection fees are either paid by the municipalities out of tax revenues or service charges or are paid directly by the residents receiving the service.

     As part of its services, USA Waste provides steel containers to most of its commercial and industrial customers to store solid waste. These containers, ranging in size from one to 45 cubic yards, are designed to be lifted mechanically and emptied into a collection vehicle's compaction hopper. The use of containers enables USA Waste to service most of its commercial and industrial customers with collection vehicles operated by a single employee.

     USA Waste often obtains waste collection accounts through acquisitions, including the purchase of customer lists, routes, and equipment. Once a collection operation is acquired, programs designed to improve equipment utilization, employee productivity, operating efficiencies, and overall profitability are implemented. USA Waste also solicits commercial and industrial customers in areas surrounding acquired residential collection markets as a means of further improving operating efficiencies and increasing volumes of solid waste collection.

     USA Waste operates collection operations that are integrated with six of its landfills. The landfills and metropolitan areas served are:
Countryside -- Lake County, Illinois and the North suburbs of Chicago; Olympic View -- City of Bremerton and Kitsap, Skagit and Snohomish Counties, Washington; Ellis County -- the Cities of Ennis and Corsicana and Ellis County, Texas; Pinecrest -- the Cities of Moore and Norman and McClain County, Oklahoma; Liberty -- City of Brookston and White County, Indiana; and Leroy Brown -- City of Macomb and McDonough County, Illinois. The percentage of landfill volumes derived from local collections operations in these areas ranges from 20% to 88%. USA Waste also provides nonintegrated residential and/or commercial collection services in the following seven metropolitan markets: Central New Jersey; San Antonio, Houston, and Fort Worth, Texas; Chicago, Illinois; and Sacramento and Stockton, California. Waste collected in these markets is delivered to a municipal, county or privately owned, unaffiliated landfill or transfer station.

     Transfer Stations. A transfer station is a facility where solid waste is received from collection vehicles and then transferred to and compacted in large, specially-constructed trailers for transportation to disposal facilities. This consolidation reduces costs by improving utilization of collection personnel and equipment, and is a standard procedure in the solid waste industry. Fees are generally based upon such factors as the type and volume or weight of the waste transferred and the transport distance involved. USA Waste operates two transfer stations in connection with its Oklahoma operations and two transfer stations in the Chicago area.

     Recycling. In response to the increasing public environmental awareness and expanding federal and state regulations pertaining to waste recycling, USA Waste has developed recycling as a component of its environmentally responsible integrated solid waste management plan. Curbside collection of recyclable materials for residential customers, commercial and industrial collection of recyclable materials, and material recovery/waste reduction facilities are services in which USA Waste has become involved to complement its collection and transfer operations, and additional opportunities for expansion in these areas will continue to be evaluated.

     Participating commercial and industrial operations use containers to separate recyclable paper, glass, plastic, and metal wastes for collection, processing, and sale. Curbside recycling services involve the use of specially designed, compartmentalized vehicles to collect recyclable paper, glass, plastic, and metal waste materials, which may be separated by residents into different containers provided to them for such purpose. The recyclable materials are then deposited at a local facility where they are sorted and processed for resale. Fees are determined by such considerations as market factors, frequency of collection, the type and volume or weight of recycled material, the distance the recycled material must be transported, and the value of the recycled material.

     USA Waste operates curbside recycling programs in connection with its residential collection operations in six markets and its transfer station in Crestwood, Illinois. USA Waste also owns a 25% interest in Automated Recycling Technologies, which operates two recycling and sorting facilities in Ocean County, New Jersey. Through its subsidiary Waste Recovery Corporation, USA Waste also arranges for the sale of recycled materials in bulk by waste collection companies, including USA Waste, to the end-users of such materials.

     Soil Remediation. The owners of petroleum refineries and underground petroleum storage tanks, such as gasoline service stations, are required to dispose of soil that has been contaminated with oil, gasoline, or other petroleum hydrocarbons from leaks and spills. Historically, such non-hazardous contaminated soil has been disposed of, or used as a cover material, in landfills. However, because of the need of owners of contaminated soil to eliminate their continuing liability with respect to contaminated soil even if disposed of in a landfill, and the high cost of disposal and the demand for clean fill dirt in certain areas, the use of a thermal process to treat contaminated soil in order to remove impurities has developed. For a fee comparable to landfill tipping fees, contaminated soil is delivered to a remediation facility and heated in a furnace under a carefully controlled process to remove the impurities. The decontaminated soil is then picked up by the owner or sold to third parties as a clean soil product for a variety of uses.

     USA Waste owns and operates soil remediation facilities in Philadelphia and Fairless Hills, Pennsylvania. The Philadelphia facility began operations in 1992 and the Fairless Hills facility began operations in 1994. Both facilities serve the greater Philadelphia metropolitan area, New Jersey, and southern New York.

     Management Information System. USA Waste utilizes a sophisticated package of computer software programs developed specifically for solid waste management operations. The programs include billing and accounts receivable systems and a customer service system that are integrated with a corporate financial reporting system. The computer management information system can be especially valuable when implemented in conjunction with an acquisition, enabling USA Waste to improve operating efficiencies and profitability by: (1) consolidating and implementing uniform administrative and management systems, (2) restructuring and consolidating routing, (3) improving equipment utilization, and (4) increasing employee productivity.

MARKETING AND SALES

     USA Waste emphasizes providing quality services as well as customer satisfaction and retention and believes that it will attract customers in the future because of its reputation for quality service. USA Waste markets its services principally through the direct efforts of its sales and marketing personnel. Each of USA Waste's current service areas has from one to six salespersons depending upon its size and customer mix.

COMPETITION

     The solid waste industry is highly competitive and requires substantial amounts of capital. The industry is comprised of two large national waste management companies, WMX Technologies, Inc. (formerly Waste Management, Inc.) and BFI, which currently account for approximately 23% of the estimated annual market of $30 billion, as well as a number of regional companies and numerous local companies, municipalities, and other local authorities and large commercial and industrial companies handling their own waste collection or disposal operations. The national waste management companies and some of the regional companies have significantly larger operations and greater financial resources than USA Waste. Municipalities and counties are often able to offer lower direct charges to the customer for the same service by subsidizing the cost of such services through the use of tax revenues and tax-exempt financing. Generally, however, municipalities do not provide significant commercial and industrial collection or waste disposal.

     USA Waste competes for landfill business on the basis of tipping fees, geographical location, and quality of operations. USA Waste's ability to obtain landfill business may be limited by the fact that some major collection companies also own or operate landfills, to which they send their waste. USA Waste will compete for collection accounts primarily on the basis of price and the quality of its services. From time to time, competitors may reduce the price of their services in an effort to expand market share or to win competitively bid contracts.

     USA Waste provides residential collection services under a number of municipal contracts. As is the case in the industry, such contracts come up for competitive bidding periodically and there is no assurance that USA Waste will be the successful bidder and will be able to retain such contracts. If USA Waste is unable to replace any contract lost through the competitive bidding process with a comparable contract within a reasonable time period or to use any surplus equipment in other service areas, the earnings of USA Waste could be adversely affected. However, during 1994, no one commercial customer or municipal contract accounted for more than 5% of the total revenue of USA Waste. As USA Waste continues to grow, the loss of any one contract will have less of an impact on USA Waste's operations as a whole.

     Because of increasing costs for solid waste management services resulting from increased regulation, reductions in federal revenue sharing, and the developing ability of private firms to provide specialized services, municipalities are increasingly "privatizing," or contracting with private companies, their responsibility for residential, commercial, and industrial collection services.

     Increased public environmental awareness and certain mandated state regulations have resulted in increased recycling efforts in many different areas of the country that are currently and will in the future reduce the amount of solid waste destined for landfills. The EPA estimates that the recovery of municipal solid waste through recycling will increase as a percentage of disposal volumes from approximately 13% in 1988 to between 20% and 28% by 1995. In addition, USA Waste could face competition from waste management companies engaged in incineration and other technologically advanced alternatives to landfill disposal. Although USA Waste believes that landfills will continue to be the primary depository for solid waste well into the future, there can be no assurance that recycling, incineration, and waste reduction efforts will not affect future landfill disposal volumes. The effect, if any, on such volumes could also vary between different regions of the country as well as within individual market areas in each region.

PRICING

     Operating costs, disposal costs, and collection fees vary widely throughout the geographic areas in which USA Waste operates. The prices that USA Waste charges are determined locally, and typically by the volume or weight, and type of waste collected, treatment requirements, risks involved in the handling or disposing of waste, frequency of collections, costs of disposal, distance to final disposal sites, amount and type of equipment furnished to the customer and prices charged for similar services by competitors. Under contract periods of one year or longer, USA Waste's ability to pass on cost increases is sometimes limited by contract terms. Long-term solid waste collection contracts typically contain a formula, generally based on published price indices, for automatic adjustment of fees to cover increases in some, but not all, operating costs.

EMPLOYEES

     At December 31, 1994, USA Waste had approximately 1,200 full-time employees, of which 200 were employed in clerical, administrative, and sales positions, 97 in management, and the balance in collection, transfer, and disposal operations. Approximately 315 of USA Waste's employees at 6 operating locations are covered by collective bargaining agreements. Management has not experienced a work stoppage and considers its employee relations to be good.

INSURANCE AND PERFORMANCE BONDS

     USA Waste carries a broad range of insurance coverage, which management considers appropriate for the protection of USA Waste's assets and operations. The coverage currently includes a $2,000,000 comprehensive general liability policy, a $50,000,000 umbrella policy, and a property damage policy covering all real and personal property, unlicensed contractor's equipment, automobile physical damage (excluding collision as to which USA Waste is self-insured), and electronic data processing hardware and software. USA Waste maintains workers' compensation insurance in accordance with laws of the various states in which it has employees. USA Waste also currently maintains an environmental impairment liability insurance policy on certain of its landfills and transfer stations that provides coverage against clean-up costs and bodily injury to nonemployees and property damage caused by off-site pollution emanating from such landfills or transfer stations. This policy provides $1,000,000 of coverage per incident with a $2,000,000 aggregate limit. To date, USA Waste has not had any difficulty in obtaining insurance. However, if USA Waste is unable to obtain adequate insurance, or decides to operate without insurance, a partially or completely uninsured claim against USA Waste, if successful and of sufficient magnitude, could have a material adverse effect upon USA Waste's business or its financial condition. Difficulty in obtaining insurance could also impair USA Waste's ability to secure future contracts, which may be conditioned upon the availability of adequate insurance coverage.

     Municipal and governmental waste management contracts typically require performance bonds or bank letters of credit to secure performance. In addition, USA Waste is required to provide financial assurance to secure its closure and post-closure obligations with respect to each landfill. USA Waste has not experienced difficulty in obtaining performance bonds or letters of credit for its current operations. At December 31, 1994, USA Waste had provided various regulatory authorities with bonds of approximately $21,642,000 and letters of credit of approximately $3,697,000 to secure its obligations. If USA Waste were unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, it may be precluded from entering into additional municipal collection contracts or obtaining or retaining landfill operating permits.

REGULATION

     General. All of USA Waste's principal business activities are subject to extensive and evolving environmental, health, safety, and transportation laws and regulations at the state, local and, to a lesser degree, federal levels. These regulations are administered by the EPA and various other federal, state, and local environmental, zoning, health, and safety agencies, many of which periodically examine USA Waste's operations to monitor compliance with such laws and regulations.

     The development, expansion, and operation of landfills, transfer stations, and other disposal and remediation facilities generally are subject to extensive regulations governing siting, design, operations, monitoring, site maintenance, corrective actions, financial assurance, and closure and post-closure obligations. In order to construct, expand, and operate a landfill, transfer station or soil remediation facility, USA Waste must obtain and maintain one or more construction or operating permits and licenses and, in certain instances, applicable zoning approvals. Obtaining the necessary permits and approvals in connection with the acquisition, development or expansion of a landfill, transfer station, or soil remediation facility is difficult, time-consuming (often taking two to three years or more), and expensive, and is frequently opposed by local citizen and/or environmentalist groups. Once obtained, operating permits are subject to modification and revocation by the issuing agency. Compliance with current and future regulatory requirements may require USA Waste, as well as others in the waste management industry, from time to time, to make significant capital and operating expenditures.

     In the collection segment of the industry, regulation takes such forms as licensing collection vehicles, health and safety requirements, vehicular weight limitations, and, in certain localities, limitations on weight, area, and time and frequency of collection.

     Governmental authorities have the power to enforce compliance with regulations and permit conditions and to obtain injunctions or impose fines in case of violations. During the ordinary course of its operations, USA Waste may from time to time receive citations or notices from such authorities that a facility is not in full compliance with applicable environmental or health and safety regulations. Upon receipt of such citations or notices, USA Waste will work with the authorities to attempt to resolve the issues raised. Failure to correct the problems to the satisfaction of the authorities could lead to monetary penalties, curtailed operations, criminal sanctions, facility closure, permit modification or termination, or inability to obtain permits for additional sites.

     USA Waste believes that it is currently in material compliance with applicable federal, state and local laws, permits, orders, and regulations. USA Waste believes there will be increased regulation and legislation related to the waste management industry, especially at the federal level. USA Waste attempts to anticipate future regulatory requirements and plans accordingly to remain in compliance with the regulatory framework.

     USA Waste expects to grow in part by acquiring existing landfills, transfer stations, and collection operations. Although USA Waste conducts due diligence investigations of the past waste management practices of the businesses that it acquires, there can be no assurance that, through its investigation, it will identify all potential environmental problems or risks. As a result, USA Waste may have acquired, or may in the future acquire, landfills that have unknown environmental problems and related liabilities. USA Waste will be subject to similar risks and uncertainties in connection with the acquisition of closed facilities that had been operated by businesses acquired by USA Waste. USA Waste seeks to mitigate the foregoing risks by obtaining environmental representations and indemnities from the sellers of the businesses that it acquires. However, there can be no assurance that USA Waste will be able to realize on any such indemnities if an environmental liability exists.

     Federal, state, and local governments have also from time to time proposed or adopted other types of laws, regulations, or initiatives with respect to the environmental services industry, including laws, regulations, and initiatives to ban or restrict the interstate or intrastate shipment of wastes, impose higher taxes on out-of-site waste shipments than on in-site shipments, reclassify certain categories of hazardous waste as non-hazardous, and regulate disposal facilities as public utilities. Congress has from time to time considered legislation that would enable or facilitate such bans, restrictions, taxes, and regulations. USA Waste cannot predict the extent to which any legislation or regulation that may be enacted or enforced in the future may affect its operations.

     As a result of changing government attitudes in the area of environmental enforcement, management anticipates that continually changing requirements in health, safety and environmental protection laws will require USA Waste and others engaged in the solid waste management industry to continually modify or replace various facilities and alter methods of operation at costs that may be substantial. Most of USA Waste's expenditures incurred in the operation of its landfills relate to complying with the requirements of laws concerning the environment. The majority of these expenditures are made in the normal course of USA Waste's business and neither materially adversely affect USA Waste's earnings nor place USA Waste at any competitive disadvantage. While USA Waste has not expended any material amount to remedy potential harm to the public or the environment in 1994 or 1993 and USA Waste, to the best of its knowledge, is currently in compliance in all material respects with all applicable state and local permits, laws, regulations, and orders affecting its operations, there is no assurance that USA Waste will not be required to expend substantial amounts for such remedies in the future.

     Environmental Matters. The landfill sites currently or previously owned or operated by USA Waste are subject to regulation under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"). CERCLA, among other things, provides for the cleanup of sites from which there is a release or threatened release of a hazardous substance into the environment. CERCLA imposes joint and several liability for the costs of cleanup and for damages to natural resources upon: (a) any person who currently owns or operates a facility or site from which there is a release or threatened release of hazardous substances; (b) any person who owned or operated such a facility or site at the time hazardous substances were disposed of; (c) any person who by contract, agreement or otherwise, arranged for the disposal or treatment (or for transport for disposal or treatment) of hazardous substances owned or possessed by such person at such facility or site; and (d) any person who accepts or accepted hazardous substances for transport for treatment or disposal at such a facility or site selected by such person (including a contract carrier who has accepted a hazardous substance for transportation during such transportation). Under the authority of CERCLA and its implementing regulations, detailed requirements apply to the manner and degree of remediation of facilities and sites where hazardous substances have been or are threatened to be released into the environment.

     Liability under CERCLA is not dependent upon the intentional disposal of "hazardous wastes," as defined under RCRA. It can be founded upon the release or threatened release, even as a result of lawful, unintentional and non-negligent action, of any one of more than 700 "hazardous substances," including very small quantities of such substances. CERCLA requires the EPA to establish a National Priorities List ("NPL") of sites at which hazardous substances have been or are threatened to be released and which require investigation or cleanup. More than 20% of the sites on the NPL are solid waste landfills that ostensibly never received any regulated "hazardous wastes." Thus, even if USA Waste's landfills have never received "hazardous wastes" as such, it is likely that one or more hazardous substances have come to be located at its landfills. Because of the extremely broad definition of "hazardous substances," the same is true of other industrial properties with which USA Waste or its predecessors has been, or with which USA Waste may become, associated as an owner or operator. If this is the case, and if there is a release or threatened release of such substances into the environment, USA Waste could be liable under CERCLA for the cost of removing such hazardous substances at the sites, remediation of impacted soil or groundwater, and for damages to natural resources, even if those substances were deposited at USA Waste's facilities before USA Waste acquired or operated them. The costs of a CERCLA cleanup can be very substantial. Given the limited amount of environmental impairment liability insurance maintained by USA Waste, a finding of such liability could have a material adverse impact on USA Waste's business and financial condition.

     Although USA Waste would not be liable under CERCLA for the cleanup of a disposal site containing hazardous wastes transported to such site by USA Waste so long as the site was selected by the generator of such waste, USA Waste would be responsible for any hazardous waste during actual transportation. Also, USA Waste could be liable under CERCLA for off-site environmental contamination caused by the release of pollutants or hazardous substances transported by USA Waste, or a waste transporter acquired by USA Waste, where the transporter selected the disposal site.

     The EPA's primary way of determining whether a site is to be included on the NPL is the Hazard Ranking System ("HRS"), which evaluates the relative potential for uncontrolled hazardous substances to pose a threat to human health or the environment pursuant to a scoring system based on factors grouped into three factor categories: (1) likelihood of release, (2) waste characteristics, and (3) targets. The EPA follows a three-step process prior to determining whether a site should undergo an HRS evaluation: identification or discovery, preliminary assessment, and site inspection, including soil sampling and ground water testing. As of December 1989, the EPA has proposed or identified approximately 30,000 sites for preliminary assessment (including approximately 6,500 solid waste landfills). These sites are compiled on the Comprehensive Environmental Response, Compensation and Liability Information System ("CERCLIS") list. The identification of a site on the CERCLIS list indicates only that the site has been brought to the attention of the EPA and does not necessarily mean that an actual health or environmental threat currently exists or has ever existed. As were many of the landfills in the State of Illinois, both the Countryside and Leroy Brown landfills were placed on the CERCLIS list.

     The Countryside landfill was proposed for preliminary assessment in 1979 and underwent a preliminary assessment in 1983 and a site inspection in 1986 under the EPA's program. Pending promulgation of the revised HRS, the EPA has not taken any further action with respect to the evaluation of the Countryside landfill since 1986. USA Waste was previously advised that the EPA expected to complete a preliminary evaluation of the numerous sites located in the region where the Countryside landfill is located prior to September 30, 1992. However, USA Waste has not received any communications from the EPA concerning this matter. The purpose of these preliminary evaluations is to determine whether any further action is needed to resolve the status of such landfills under CERCLA. This preliminary evaluation could result in a determination that no further action is required, that additional studies should be conducted, or that remedial or corrective action needs to be undertaken. Based on its review of the wastes deposited at the Countryside landfill, the hydrogeological structure of the site, the facility's design, and a report received by USA Waste from its independent environmental consultant at the time USA Waste acquired the landfill, USA Waste does not believe that the outcome of the EPA's evaluation of the Countryside landfill will result in the Countryside landfill being proposed for listing on the NPL or have any material adverse impact on the operation of such landfill or USA Waste's financial condition.

     Envirofil's records indicated that in 1977 and 1978, the Leroy Brown landfill accepted 40 55-gallon drums of material which would now be classified as hazardous waste, and a small quantity of hazardous waste was located at the landfill between 1987 and 1989. A screening site inspection was performed by the Illinois Environmental Protection Agency ("IEPA") in 1989. That inspection and further testing disclosed the presence of minimal contamination of groundwater beneath the landfill. The results of the screening site inspection were forwarded to the EPA, which approved them without comment. At this time, neither the EPA nor the IEPA has recommended or required any remedial action, beyond normal closure and post-closure monitoring, on the part of USA Waste with respect to any hazardous substance present at the disposal facility. However, because of the acceptance of the drums and the location of the limited amount of hazardous waste at the site, the IEPA could demand that USA Waste obtain a permit for a hazardous waste facility. The process of securing this permit could take several years and could result in significant expenditures, the extent of which are uncertain at this time. Further, the IEPA could also require USA Waste to develop and execute a closure and post-closure plan, which is separate and apart from the closure and post-closure plan already approved by the IEPA for the non-hazardous landfill. This requirement would not necessarily mean that the landfill would be precluded from continuing to accept waste. The costs of developing and executing a new closure and post-closure plan are dependent, in part, on the area of the existing site that would be required to be closed and monitored as a hazardous waste facility and are uncertain at this time.

     In November 1993, Envirofil acquired Kitsap County Sanitary Landfill, Inc. ("KCSL"), which owns the Olympic View landfill. Landfill operations at the Olympic View landfill began in the 1960s, at which time the site was known as the "Barney White" site. The 20-acre Barney White site was closed in 1985 after reaching its capacity. A flexible membrane liner was installed in late 1991, as an enhancement to the existing natural soil cap, in order to minimize the production of leachate following detection of a small amount of hazardous materials in groundwater monitoring wells downgradient from the site. Samples collected from the on-site monitoring wells at the Barney White site by the previous owner of the Olympic View landfill show that the levels of contamination found in the groundwater decrease significantly as the distance from the old site increases and recent testing near the site boundary revealed no contaminants above regulatory levels. USA Waste has implemented a groundwater monitoring program and has commenced a program of institutional controls at the site. USA Waste believes that these remedies are sufficient to mitigate environmental risks and provide a long-term solution to costly remediation.

     In addition, from May 1979 to May 1994 KCSL operated the Hansville County landfill under a lease agreement with Kitsap County, Washington. Under the agreement, KCSL was required to operate the landfill until 1989, when the operation was replaced by a transfer station. The lease agreement does not include provisions relating to closure costs and post-closure monitoring. However, KCSL funded the closure costs and, at the request of the landfill-permitting agency, implemented certain measures in response to minor groundwater contamination detected near the site. USA Waste believes KCSL has met its obligation by implementing such measures. There can be no assurance, however, that state or federal environmental authorities will not require KCSL to finance additional investigation of the site or remedial action at the site. KCSL has been indemnified by its previous owner against costs in excess of $500,000 that may be incurred by KCSL to mitigate any required action. Envirofil placed $500,000 in escrow at the closing of its acquisition of KCSL to fund any costs KCSL may be required to bear relating to the Hansville County landfill.

     State and Local Regulation. The states in which USA Waste operates have their own laws and regulations governing hazardous and non-hazardous solid waste disposal, water and air pollution, and, in most cases, releases and cleanup of hazardous substances and liability for such matters. The states also have adopted regulations governing the siting, design, operation, maintenance, closure, and post-closure maintenance of landfills and transfer stations. USA Waste's facilities and operations are likely to be subject to many, if not all, of these types of requirements. In addition, USA Waste's collection and landfill operations may be affected by the trend in many states toward requiring the development of waste reduction and recycling programs. For example, several states recently have enacted laws that require counties to adopt comprehensive plans to reduce, through waste planning, composting, recycling, or other programs, the volume of solid waste deposited in landfills. Additionally, the disposal of yard waste in solid waste landfills has recently been banned in several states. Legislative and regulatory measures to mandate or encourage waste reduction at the source and waste recycling have also been considered from time to time by Congress and the EPA.

     Various states have enacted, or are considering enacting, laws that restrict the disposal within the state of hazardous and non-hazardous solid wastes generated outside the state. While laws that overtly discriminate against out-of-state waste have been found to be unconstitutional, some laws that are less overtly discriminatory have been upheld in court. Certain state and local governments have enacted "flow control" regulations, which attempt to require that all waste generated within the state or local jurisdiction go to specific disposal sites. In May 1994, the U.S. Supreme Court ruled that a flow control ordinance was unconstitutional. Challenges to other such laws are pending. The outcome of pending litigation and the likelihood that other such laws will be passed and will survive constitutional challenge are uncertain. In addition, Congress has considered legislation authorizing states to adopt such restrictions. If state laws restricting the interstate disposal of solid waste are passed and upheld, USA Waste's ability to expand landfill operations acquired in certain areas could be adversely affected.

     Many states and local jurisdictions in which USA Waste operates have enacted "fitness" laws that allow agencies having jurisdiction over waste services contracts or site permits to decline to award such contracts or deny or revoke such permits on the basis of an applicant's environmental and legal compliance history. These laws authorize the agencies to make determinations of an applicant's fitness to be awarded a contract or to operate a facility and to deny or revoke a contract or permit because of unfitness absent a showing that the applicant has been rehabilitated through the adoption of various operating policies and procedures to assure future compliance with applicable laws and regulations.

PROPERTIES

     The principal property and equipment of USA Waste consists of land (primarily landfill sites, transfer stations, and bases for collection operations), buildings, soil remediation facilities, and vehicles and equipment. The nine landfill operations owned by USA Waste are situated on sites owned by USA Waste, with the exception of the Pinecrest landfill, which is partially leased under a lease that expires in December 1996, but may be extended by USA Waste until 2006.

     USA Waste leases approximately 11,500 square feet of office space in Dallas for its executive office under a five-year lease expiring in 1999. USA Waste owns real estate, buildings, and other physical properties that it employs in substantially all of its solid waste collection operations. USA Waste also leases a portion of its transfer stations, offices, and garage and shop facilities.

     USA Waste owns approximately 640 items of equipment including waste collection vehicles and related support vehicles, as well as bulldozers, compactors, earth movers, and related heavy equipment and vehicles used in landfill operations. USA Waste has more than 50,000 steel containers in use, ranging from two to 40 cubic yards, and a number of stationary compactors and self-dumping hoppers.

LEGAL MATTERS

     USA Waste is a party to various litigation matters arising in the ordinary course of business, including claims for personal injury and property damage arising out of accidents involving its vehicles. Management believes that the ultimate resolution of these matters will not have a material adverse impact on USA Waste's financial condition. In the normal course of its business and as a result of the extensive government regulation of the solid waste industry, USA Waste periodically may become subject to various judicial and administrative proceedings involving federal, state, or local agencies. To date, USA Waste has not been required to pay any material fine or had a judgment entered against it for violation of any environmental law. From time to time USA Waste also may be subjected to actions brought by citizen's groups in connection with the permitting of landfills or transfer stations, or alleging violations of the permits pursuant to which USA Waste operates. A lawsuit, Elaine Manheimer, et al. v. Port of Bremerton et al., cause no. 95-2-006661, has been filed in Superior Court of Thurston County, Washington on March 10, 1995 and was served on Kitsap County Sanitary Landfill ("KCSL") on April 11, 1995. The complaint is styled as a class action for property damage, medical monitoring and injunctive relief against all defendants. KCSL owns and operates the Olympic View Sanitary Landfill. Plaintiffs claim that releases of contaminants from the landfill into the air, water, or soil have decreased the value of their properties, caused them to incur response costs under either the state Model Toxics Control Act or the federal Comprehensive Environmental Response Compensation and Liability Act, and necessitate medical monitoring for possible health action. No discovery has been conducted to date with respect to this lawsuit. Accordingly, although USA Waste does not believe that the existence or ultimate resolution of this suit will have a material adverse effect on the financial condition of USA Waste, USA Waste cannot predict the outcome of such suit.

     Since the announcement of the Merger, three cases have been filed in the Court of Chancery of the State of Delaware in New Castle County against Chambers, its officers and directors and USA Waste and Envirofil. These cases include Smith v. Rangos et al., C. A. No. 13906, Krim v. Rangos et al., C. A. No. 13985, and Adams v. Rangos et al., C. A. No. 13909. Each of these actions relates to the Merger and all of them seek substantially similar relief. Accordingly, a consolidation order was entered by the Court of Chancery on March 1, 1995. The cases have been consolidated for all purposes under Smith v. Rangos, et al. at C. A. No. 13906 and the caption of the consolidated case is In Re Chambers Development Company, Inc. Shareholders Litigation, Consolidated C.
A. No. 13906.

     The complaint which will govern the consolidated action is the complaint filed in the Krim action. The Krim complaint is brought as a purported class action on behalf of the plaintiff and all similarly situated Chambers security holders, excluding defendants and any person, firm, corporation or similar entity related to or affiliated with any of the defendants. The complaint alleges that the individual defendants, inter alia, engaged in unfair dealing to the detriment of the putative class; the Merger is grossly unfair to the members of the putative class; the members of the putative class would be irreparably damaged if the Merger were to be consummated; and the defendants' conduct constituted a breach of fiduciary and other common law duties allegedly owed to the putative class. The complaint alleges that the Merger consideration is inadequate for various reasons and that the individual defendants failed to maximize shareholder value.

     The complaint seeks a declaration that the Merger Agreement was the result of a breach of fiduciary duty by the individual defendants, aided and abetted by the USA Waste defendants, and is thus unlawful and unenforceable; an injunction to enjoin defendants from proceeding with the Merger; an injunction to enjoin defendants from consummating any merger or combination with a third party absent procedures or processes such as an auction; an order invalidating certain proxy arrangements; and an order awarding plaintiff and the class members damages, costs and disbursements, including reasonable attorneys' and experts' fees.

     Counsel for the parties have engaged in settlement discussions and, based thereon, USA Waste and Chambers anticipate a definitive agreement, subject to court approval, will be finalized before the USA Waste Annual Meeting and the Chambers Special Meeting.

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

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF USA WASTE

     The following selected historical consolidated financial data for USA Waste for each of the five years in the period ended December 31, 1994 has been derived from its historical audited consolidated financial statements and should be read in conjunction with the separate consolidated financial statements and the notes thereto of USA Waste located elsewhere herein. The data set forth below include the accounts of USA Waste and the businesses acquired in transactions accounted for as poolings of interests as if such businesses had always been members of the same operating group. Businesses acquired in transactions accounted for under the purchase method of accounting are included from their respective dates of acquisition.

                                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------------------------
                                                    1990        1991        1992         1993         1994
                                                   -------     -------     -------     --------     --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA(1):
Operating revenues.............................    $10,594     $20,653     $57,049     $ 93,753     $176,235
                                                   -------     -------     -------     --------     --------
Costs and expenses:
  Operating....................................      3,794       8,564      28,128       49,251      101,069
  General and administrative...................      3,737       5,424      11,612       17,497       23,463
  Nonrecurring charges.........................         --       4,166       6,756          923        3,782
  Depreciation and amortization................        992       3,598       5,776       10,588       18,785
                                                   -------     -------     -------     --------     --------
                                                     8,523      21,272      52,272       78,229      147,099
                                                   -------     -------     -------     --------     --------
Income (loss) from operations..................      2,071      (1,099)      4,777       15,524       29,136
                                                   -------     -------     -------     --------     --------
Other income (expense):
  Interest expense.............................       (918)     (2,899)     (4,212)      (6,856)     (10,385)
  Interest income..............................         62         544         610        1,113          591
  Other, net...................................         70         130          15          822        2,249
                                                   -------     -------     -------     --------     --------
                                                      (786)     (2,225)     (3,587)      (4,921)      (7,545)
                                                   -------     -------     -------     --------     --------
Income (loss) before income taxes..............      1,285      (3,324)      1,190       10,603       21,591
Provision for income taxes.....................        466       1,313       3,955        5,413        7,760
                                                   -------     -------     -------     --------     --------
Income (loss) from continuing operations.......        819      (4,637)     (2,765)       5,190       13,831
Income (loss) from discontinued operations, net
  of income taxes..............................     (2,751)     (2,810)        897           --           --
Extraordinary income from forgiveness of debt,
  net of income taxes..........................         --          --      10,066           --           --
                                                   -------     -------     -------     --------     --------
Net income (loss)..............................     (1,932)     (7,447)      8,198        5,190       13,831
Preferred dividends............................        220          --         152          582          565
                                                   -------     -------     -------     --------     --------
Income (loss) available to common
  shareholders.................................    $(2,152)    $(7,447)    $ 8,046     $  4,608     $ 13,266
                                                   =======     =======     =======     ========     ========
Income (loss) from continuing operations per
  common share.................................    $ (0.10)    $  0.46     $  0.20     $   0.26     $   0.61
                                                   =======     =======     =======     ========     ========
Income (loss) per common share.................    $ (0.26)    $ (0.74)    $  0.54     $   0.26     $   0.61
                                                   =======     =======     =======     ========     ========
Weighted average common and common equivalent
  shares.......................................      8,164      10,051      14,878       18,056       21,842
                                                   =======     =======     =======     ========     ========

BALANCE SHEET DATA (AT END OF PERIOD)(1):
Working capital (deficit)......................    $    84     $  (642)    $ 8,828     $   (635)    $  8,619
                                                   -------     -------     -------     --------     --------
Total assets...................................     29,443      69,235     141,466      238,819      323,167
Long-term debt, including current
  maturities...................................     11,523      37,694      58,505      115,174      155,733
Stockholders' equity...........................     11,802      22,939      56,677       78,081      107,986

- ---------------

(1) Certain statement of operations and balance sheet data have been restated to include certain acquisitions accounted for as poolings of interests. See
     Note 2 to the Consolidated Financial Statements of USA Waste located elsewhere herein.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF USA WASTE'S
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion reviews USA Waste's operations for the three years ended December 31, 1994, and should be read in conjunction with USA Waste's Consolidated Financial Statements and related notes thereto and Selected Consolidated Financial Data. USA Waste has restated its previously issued financial statements to reflect the acquisition of Envirofil, Inc. ("Envirofil") consummated on May 27, 1994, and accounted for using the pooling of interests method of accounting.

INTRODUCTION

     USA Waste's revenues consist primarily of fees charged for its collection and disposal services. Revenues for collection services include fees from residential, commercial, industrial, and municipal collection customers. A portion of these fees are billed in advance; a liability for future service is recorded upon receipt of payment and revenues are recognized as services are actually provided. Fees for residential services are normally based on the type and frequency of service, however, in a few instances, the fees are based on the volume of waste collected. Fees for commercial and industrial services are normally based on the type and frequency of service and the volume of solid waste collected.

     USA Waste's revenues from its landfill operations consist of disposal fees (known as tipping fees) charged to third parties and are normally billed monthly. Tipping fees are based on the volume or weight of solid waste being disposed of at USA Waste's landfill sites. USA Waste also operates transfer stations where solid waste is deposited by collection vehicles and then loaded into larger trucks and transported to landfills for disposal. Fees are charged at the transfer stations based on the volume of solid waste deposited, taking into account USA Waste's cost of loading, trucking, and disposing of the solid waste at its landfills. Intercompany revenues between USA Waste's landfill and collection operations have been eliminated in the financial statements presented herein.

     Operating expenses include direct and indirect labor and the related taxes and benefits, fuel, maintenance and repairs of equipment and facilities, tipping fees paid to third party landfills, certain landfill fees and taxes, and accruals for future landfill closure costs. Certain direct landfill development expenses are capitalized and amortized over the estimated useful life of the site as capacity is consumed, and include acquisition, engineering, upgrading, construction, and permitting costs. All indirect development expenses, such as administrative salaries and general corporate overhead, are expensed in the period incurred.

     General and administrative costs include management salaries, clerical, and administrative costs, professional services, facility rentals, and related insurance costs, as well as costs related to USA Waste's marketing and sales force.

     The following table presents, for the periods indicated, the period to period change in dollars (in thousands) and percent for the various Consolidated Statements of Income items of USA Waste.

                                                                  PERIOD TO PERIOD CHANGE
                                                          ---------------------------------------
                                                            FOR THE YEARS         FOR THE YEARS
                                                          ENDED DECEMBER 31,    ENDED DECEMBER 31,
                                                            1992 AND 1993         1993 AND 1994
                                                          -----------------     -----------------
Operating revenues......................................  $36,704      64.3%    $82,482      88.0%
                                                          -------               -------
Costs and expenses:
  Operating.............................................   21,123      75.1      51,818     105.2
  General and administrative............................    5,885      50.7       5,966      34.1
  Nonrecurring charges..................................   (5,833)    (86.3)      2,859     309.8
  Depreciation and amortization.........................    4,782      82.8       8,227      77.9
                                                          -------               -------
                                                           25,957      49.7      68,870      88.0
                                                          -------               -------
Income from operations..................................   10,747     225.0      13,612      87.7
                                                          -------               -------
Other income (expense):
  Interest expense, net.................................   (2,644)    (62.8)     (3,529)    (51.5)
  Interest income.......................................      503      82.5        (522)    (46.9)
  Other, net............................................      807     538.0       1,427     173.6
                                                          -------               -------
                                                           (1,334)    (37.2)     (2,624)    (53.3)
                                                          -------               -------
Income before provision for income taxes................    9,413     791.0      10,988     103.6
Provision for income taxes..............................    1,458      36.9       2,347      43.4
                                                          -------               -------
Income from continuing operations.......................  $ 7,955     287.7     $ 8,641     166.5
                                                          =======               =======

     The following table presents for the periods indicated, the percentage relationship that the various Consolidated Statements of Income items of USA Waste bear to operating revenues.

                                                                     YEAR ENDED DECEMBER 31,
                                                                  -----------------------------
                                                                  1992        1993        1994
                                                                  -----       -----       -----
Operating revenues:
  Disposal......................................................   23.0%       23.2%       21.5%
  Waste collection..............................................   75.0        67.5        71.0
  Other.........................................................    2.0         9.3         7.5
                                                                  -----       -----       -----
                                                                  100.0       100.0       100.0
                                                                  -----       -----       -----
Costs and expenses:
  Operating.....................................................   49.3        52.5        57.3
  General and administrative....................................   20.4        18.6        13.3
  Nonrecurring charges..........................................   11.8         1.0         2.2
  Depreciation and amortization.................................   10.1        11.3        10.7
                                                                  -----       -----       -----
                                                                   91.6        83.4        83.5
                                                                  -----       -----       -----
Income from operations..........................................    8.4        16.6        16.5
                                                                  -----       -----       -----
Other income (expense):
  Interest expense, net.........................................   (7.4)       (7.3)       (5.9)
  Interest income...............................................    1.1         1.2         0.3
  Other, net....................................................    0.0         0.9         1.3
                                                                  -----       -----       -----
                                                                   (6.3)       (5.2)       (4.3)
                                                                  -----       -----       -----
Income before provision for income taxes........................    2.1        11.4        12.2
Provision for income taxes......................................    6.9         5.8         4.4
                                                                  -----       -----       -----
Income from continuing operations...............................   (4.8)%       5.6%        7.8%
                                                                  =====       =====       =====

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1994

  Operating Revenues

     Operating revenues for the year ended December 31, 1994, were $176,235,000, representing an increase of $82,482,000, or 88.0% from 1993. New business made during 1994 and the full year effect of acquisitions made during 1993 accounted for an increase of 76.8% over 1993. Operating revenues for comparable operations increased approximately 11.2% during 1994 compared to 1993, as a result of increases of 3.8% and 7.4% in prices and volumes, respectively. Although operating revenues increased during 1994, revenues were detrimentally impacted at certain of USA Waste's more profitable markets due to severe weather conditions experienced in such markets during the first quarter of 1994.

     Operating revenues for the year ended December 31, 1993, were $93,753,000, representing an increase of $36,704,000, or 64.3% from 1992. New business acquisitions made during 1993 and the full year effect of acquisitions made during 1992 accounted for an increase of 59.1% over 1992. Operating revenues for comparable operations increased approximately 5.2% during 1993 compared to 1992, principally resulting from increases in prices.

  Operating Costs and Expenses

     USA Waste's operating costs and expenses for the year ended December 31, 1994, of $101,069,000 represented an increase of $51,818,000, or 105.2%, compared to 1993. New business acquisitions made during 1994 and the full-year effect of acquisitions made during 1993 accounted for 92.6% of the increase in operating costs and expenses over 1993. Operating costs and expenses for comparable operations accounted for the remaining 12.6% increase. Operating costs and expenses as a percentage of revenues increased from 52.5% for 1993 to 57.3% for 1994. This overall increase is a result of several factors. USA Waste's operating costs and expenses were higher as a percentage of revenues due to the weather conditions negatively impacting operating revenues at certain more profitable market areas during the first quarter of 1994. In addition, this increase results from a change in USA Waste's mix of revenues to a larger percentage of the revenues being generated from collection operations. Waste collection revenues were approximately 71.0% of total operating revenues for 1994 as compared to 67.5% for 1993. Generally, operating costs and expenses as a percentage of operating revenues tend to be higher for collection operations than for disposal operations and thermal remediation operations. USA Waste also experienced higher operating costs in two of its larger collection operations during the second quarter, principally from higher labor costs and certain variable expenses, which were not offset by a corresponding increase in revenues. In addition, several of USA Waste's businesses were recently acquired and operating efficiencies and costs improvements are being implemented to improve margins as these companies are being integrated into USA Waste's operations.

     USA Waste's operating costs and expenses for the year ended December 31, 1993, were $49,251,000, reflecting an increase of $21,123,000, or 75.1%, compared to 1992. New business acquisitions made during 1993 and the full year effect of acquisitions made during 1992 accounted for 69.2% of the increase in operating costs and expenses over 1992. Operating costs and expenses for comparable operations accounted for the remaining 5.9% increase. Operating costs and expenses as a percent of revenues increased to 52.5% for 1993 as compared to 49.3% for 1992. In general, operating costs and expenses as a percentage of operating revenues tend to be higher for collection operations than for disposal and thermal remediation operations. Waste collection revenues for 1993 were approximately 67.5% of operating revenues as compared to 75.0% for 1992, which generally will result in a decrease in operating costs and expenses as a percentage of operating revenues. Offsetting the decrease in operating costs and expenses as a percentage of operating revenues was the effect of USA Waste's entry into new market areas (Phoenix, Arizona; Seattle, Washington; and Northern California), where operating costs and expenses are currently higher than in other USA Waste markets.

  General and Administrative

     General and administrative expenses for the year ended December 31, 1994, increased approximately $5,966,000, or 34.1%, over 1993. Business acquisitions accounted for an increase in general and administrative expenses of approximately $7,722,000, while comparable operations reflected a decrease of $1,756,000.

General and administrative expenses as a percentage of operating revenues decreased from approximately 18.6% in 1993 to 13.3% in 1994. The decrease in general and administrative expenses attributable to comparable operations and the decrease as a percentage of operating revenues is due to USA Waste's ability to integrate new acquisition revenues without a corresponding increase in general and administrative expenses and the cost savings resulting from the merger with Envirofil.

     General and administrative expenses for the year ended December 31, 1993, increased approximately $5,885,000, or 50.7%, over the same period of 1992. Business acquisitions accounted for 39.0% of the increase, while existing operations reflected an increase of 11.7% due primarily to additional corporate staff and expenses necessary manage the growth for the separate USA Waste and Envirofil companies prior to their combination in May 1994.

  Nonrecurring charges

     Nonrecurring charges for the year ended December 31, 1994, consist of approximately $3,782,000 for costs related to the Envirofil acquisition. Nonrecurring charges in 1993 consist of approximately $923,000 of stock compensation expenses incurred in connection with the issuance of stock warrants at below market price to certain new officers of Envirofil prior to its acquisition by USA Waste in May 1994. In 1992, the nonrecurring charges consisted of approximately $5,249,000 of stock compensation expenses as a result of granting stock warrants below market price and $1,507,000 of restructuring charges in connection with the reorganization of Envirofil in December 1992.

  Depreciation and Amortization

     Depreciation and amortization expense increased from $10,558,000 for the year ended December 31, 1993, to $18,785,000 for 1994, reflecting an increase of approximately $8,227,000, or 77.9%. Business acquisitions accounted for $7,417,000 of this increase, while existing operations reflected an increase of $810,000, primarily resulting from additional equipment necessary to service USA Waste's contracts. Depreciation and amortization expense as a percentage of revenues decreased slightly from 11.3% in 1993 to 10.7% for 1994.

     As of January 1, 1995, USA Waste changed the useful life of the excess of cost over net assets of acquired businesses from 25 years to 40 years to more appropriately reflect the estimated periods during which the benefit of the assets will be realized. This change in accounting estimate is expected to have the effect of reducing amortization expense by approximately $1,200,000 in 1995.

     Depreciation and amortization expense increased to $10,558,000 in 1993 from $5,776,000 in 1992, reflecting an increase of approximately $4,782,000, or 82.8%. Business acquisitions accounted for $4,295,000 of this increase, while existing operations reflected an increase of $487,000, primarily resulting from additional equipment necessary to service USA Waste's contracts. Depreciation and amortization expense as a percentage of revenues increased from 10.1% in 1992 to 11.3% in 1993.

  Income From Operations

     For the reasons discussed above, income from operations increased $13,612,000, or 87.7% during 1994 as compared to 1993, and $10,747,000, or 225%
during 1993 as compared to 1992. Income from operations was 16.5% of operating revenues for 1994 (18.7%, exclusive of merger costs) as compared to 16.6% for 1993 and 8.4% for 1992.

  Other Income and Expense

     Other income and expense items consist primarily of interest expense, interest income, and other income items, generally from the sale of assets. Interest expense increased to $10,385,000 for the year ended December 31, 1994, as compared to $6,856,000 for 1993, an increase of 51.5%. This increase resulted from the growth in USA Waste's indebtedness incurred to finance USA Waste's accelerated growth through business acquisitions and capital expenditures offset by a decrease in USA Waste's effective average borrowing rates from its bank revolving credit facility. Average outstanding indebtedness and the average effective borrowing rate for 1994 were approximately $138,675,000 and 8.2%, respectively, as compared to approximately $78,837,000 and 8.7% for 1993.

     Interest expense was $6,856,000 for the year ended December 31, 1993, as compared to $4,212,000 in 1992, an increase of 62.8%. This increase also resulted from the growth in USA Waste's indebtedness incurred to finance USA Waste's growth through business acquisitions and capital expenditures offset by a decrease in USA Waste's effective average borrowing rates from its bank revolving credit facility and the 8 1/2% Convertible Subordinated Debentures due 2002.

     Other income, net increased from $822,000 in 1993 to $2,249,000 in 1994. The increase is primarily the result of 1994 transactions, which include the sale of substantially all of USA Waste's operating assets in the Phoenix market, the sale of certain routes and customer lists, and the sale of excess equipment.

  Income Taxes

     The provision for income taxes increased $2,347,000 for the year ended December 31, 1994, as compared to 1993 and increased $1,458,000 for the year ended December 31, 1993, as compared to 1992. The effective income tax rate decreased from 332.4% in 1992, to 51.1% in 1993, and then to 35.9% in 1994. The decrease in the effective tax rate and the unusual nature of the 1992 effective tax rate is due to the fact that the restated periods prior to the Envirofil acquisition reflect the historical provision for income taxes of the separate companies and, therefore, those periods do not reflect the benefit of losses incurred by Envirofil for financial reporting purposes.

  Income (Loss) From Continuing Operations

     For the reasons discussed above, income from continuing operations increased $8,641,000, or 166.5% during 1994 as compared to 1993, and $7,955,000, or 287.7%, during 1993 as compared to 1992.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1994, USA Waste had working capital of $8,619,000 and a cash balance of $6,613,000, as compared to a working capital deficit of $635,000 and a cash balance of $4,626,000 as of December 31, 1993. For the year ended December 31, 1994, cash flows provided by operating activities were $18,903,000, which includes merger costs of $3,782,000. Cash flows used in investing activities were $56,843,000, which included the funding of capital expenditures of $40,876,000 and investments in other businesses and net advances to others of $29,705,000, offset by the proceeds from asset sales of $13,738,000. Cash flows provided by financing activities were $39,927,000, which was primarily a result of the net borrowings under USA Waste's revolving credit facility.

     USA Waste's capital expenditure and working capital requirements have increased reflecting USA Waste's business strategy of growth through acquisitions and development projects. As indicated above, USA Waste's capital expenditures for 1994 were $40,876,000, which included approximately $12,000,000 in expenditures pertaining to expansion activities at the Countryside landfill. USA Waste has financed its capital expenditures from its internally generated cash flows and amounts available under its revolving credit facility. USA Waste expects capital expenditures for 1995 to be approximately $40,000,000. USA Waste intends to finance the remainder of its 1995 capital requirements through internally generated cash flow and amounts available under its revolving credit facility.

     USA Waste is subject to extensive and evolving federal, state, and local environmental laws and regulations that have been enacted in response to technological advances and the public's increased concern over environmental issues. See "Description of USA Waste -- Regulation." As a result of changing governmental attitudes in this area, management anticipates that USA Waste will continually modify or replace facilities and alter methods of operation. The majority of the expenditures necessary to comply with the environmental laws and regulations are made in the normal course of business as discussed below in "-- Environmental Matters."

     USA Waste's revolving credit facility has been increased from $110,000,000 to $150,000,000 as a result of an amended agreement dated November 28, 1994, which also extended the maturity date to November 30, 1997, and added three participating banks. USA Waste anticipates that if additional acquisitions are made, the cash portion of the consideration will be funded from its internally generated cash and its revolving credit facility. At March 29, 1995, USA Waste had approximately $33,200,000 available under such credit facility.

     Under the terms of USA Waste's revolving credit facility, lender consent is required to consummate the Merger. Chambers is subject to similar consent requirements under its lending agreements. In connection with the Merger, USA Waste anticipates refinancing certain of its and Chambers' outstanding indebtedness, including USA Waste's revolving credit facility and the revolving credit facility, senior notes, and letters of credit of Chambers. Amounts outstanding under Chambers' debt instruments at December 31, 1994, were approximately $364,000,000 in the aggregate. USA Waste is currently engaged in discussions with financing sources regarding financial arrangements to be entered into at or before the date the Merger is consummated.

     In connection with the Merger, USA Waste and Chambers have developed a plan for financing certain of Chambers' obligations, including a $6,800,000 obligation that was incurred in January 1995 and $70,000,000 in payments required to fund the settlement of certain shareholder litigation of Chambers. The purpose of the financing plan was to provide Chambers with the ability to fund these payment obligations pending consummation of the Merger and in the event the Merger was not consummated for any reason. To provide for the payment of the $6,800,000 obligation, USA Waste paid $2,500,000 on certain promissory notes owed to Chambers with respect to a previous transaction and entered into a letter of intent providing for USA Waste's purchase of certain of Chambers' assets, including a hauling company in Charlotte, North Carolina and a landfill and a collection facility in Lake, Mississippi for $7,600,000 for which USA Waste made a deposit of $4,300,000 to be applied against the purchase price. To provide for the funding of the initial $25,000,000 settlement payment due upon final approval of the settlement of the shareholder litigation, USA Waste agreed to make an advance purchase of airspace rights at certain of Chambers' landfills in the aggregate amount of $25,000,000. Such payment would be made within 30 days after final approval of the settlement and expiration of the applicable appeal period. To provide for the payment of the balance of $45,000,000, USA Waste and Chambers have agreed to negotiate an agreement for the purchase by USA Waste from Chambers of an asset or group of assets or airspace rights mutually selected by USA Waste and Chambers and having a fair market value of not less than $45,000,000. Payment of such amount is required not later than one year from the date of final approval of the settlement. In the event that Chambers completes a refinancing of its current indebtedness, including amounts due with respect to the shareholder litigation, USA Waste's obligation to finance the $45,000,000 payment will lapse and USA Waste will have an option to require Chambers, and Chambers will have an option to require USA Waste, to buy or sell, as the case may be, any unused airspace purchased in advance by USA Waste.

     USA Waste's business plan is to grow through acquisitions and development projects. USA Waste has issued equity securities in business acquisitions where appropriate and expects to do so in the future. Furthermore, USA Waste's future growth will depend greatly upon its ability to raise additional capital. Management believes that it can arrange the necessary financing required to accomplish its business plan; however, to the extent USA Waste is not successful in its future financing strategies, USA Waste's growth could be limited.

     Although USA Waste regularly engages in discussions relating to potential acquisitions and mergers and has identified several possible acquisition and merger opportunities, other than the previously announced merger with Chambers, USA Waste currently does not have any significant binding commitments or agreements to acquire or merge with any such businesses; however, part of USA Waste's strategy is to continue to participate in the industry consolidation, and as a result, USA Waste will pursue acquisition and merger opportunities and may announce an acquisition or merger transaction at any time.

ENVIRONMENTAL MATTERS

     USA Waste also has material financial commitments for the costs associated with its future closure and post-closure obligations with respect to the landfills it operates or for which it is otherwise responsible.

USA Waste bases accruals for these commitments on periodic management reviews, performed at least annually, based on input from its engineers and interpretations of current regulatory requirements and proposed regulatory changes. The accrual for closure and post-closure costs includes a final cap and cover for the site, methane gas control, leachate management and groundwater monitoring, and other operational and maintenance costs to be incurred after each site stops accepting waste.

     USA Waste has estimated that the aggregate closure and post-closure costs will be approximately $25,000,000, which, for each landfill, will be fully accrued at the time the site stops accepting waste and is closed. As of December 31, 1994 and 1993, USA Waste has recorded liabilities of $13,343,000 and $10,100,000, respectively, for closure and post-closure costs of disposal facilities. The difference between the closure and post-closure costs accrued at December 31, 1994, and the total estimated closure and post-closure costs to be incurred will be accrued and charged to expense as airspace is consumed. USA Waste also expects to incur approximately $40,000,000 related to capping activities expected to occur during the operating lives of the disposal sites, which are also being expensed over the useful lives of the disposal sites as airspace is consumed. In addition, at December 31, 1994, USA Waste has recorded a liability of $2,000,000, representing the estimated cost of certain minor remediation activities expected to be incurred at certain of USA Waste's facilities in the future.

     Management believes that the ultimate disposition of these environmental matters will not have a material adverse effect on the financial condition of USA Waste. However, USA Waste's operation of landfills subjects it to certain operational, monitoring, site maintenance, closure and post-closure obligations that could give rise to increased costs for monitoring and corrective measures. USA Waste cannot predict the effect of any regulations or legislation enacted in the future on USA Waste's operations.

SEASONALITY AND INFLATION

     Because the volumes of certain types of waste, such as yard clippings and construction debris, tend to be higher in the spring and summer, USA Waste experiences seasonal variations in its revenue. As a result, during spring and summer, USA Waste's revenues tend to be higher than its revenues in fall and winter. In addition, during the winter, harsh weather conditions often temporarily affect USA Waste's ability to collect, transport, and dispose of waste. The seasonal impact is often offset by revenues added through acquisitions such that USA Waste's reported revenues have historically reflected increases in period to period comparisons.

     USA Waste believes that inflation and changing prices have not had, and are not expected to have, any material adverse effect on the results of operations in the near future.

                            DESCRIPTION OF CHAMBERS

     Chambers is a provider of integrated solid waste services in the United States, with operations or properties at the end of 1994 in selected areas of Florida, Georgia, Illinois, Maryland, Mississippi, New Jersey, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia and West Virginia. Major elements of the business include the operation, management, construction and engineering of solid waste sanitary landfills, transfer stations, recycling facilities and related operations. Chambers also provides services for the collection, hauling and recycling of solid waste for municipal, commercial, industrial and residential customers. Chambers presently owns or operates 14 sanitary landfills, one construction and demolition debris landfill and one medical, special and municipal waste incinerator. Chambers' landfills provide long-term disposal capacity for a majority of its collection and hauling operations.

     In late 1992, Chambers began a program to divest certain businesses that no longer met strategic and performance objectives. In that regard, in 1993 and 1994, Chambers sold one landfill, one recycling facility, three transfer stations and six collection and hauling businesses, including all of its operations in Rhode Island, Texas, Massachusetts and Indiana, and in 1992 also sold its security services business.

     Chambers was formed in 1971 as a Delaware corporation. Chambers' principal executive offices are located at 10700 Frankstown Road, Pittsburgh, Pennsylvania 15235. Its telephone number is (412) 242-6237.

OPERATIONS

     Chambers initially provided disposal services to public utilities and various services to government subdivisions, including recycling, hauling and sales of coal and steel by-products and the disposal of related wastes. After developing the ability to engineer and operate disposal sites for the handling of solid waste in compliance with environmental standards, Chambers expanded its operations to include disposal of municipal solid waste and later to include collection, recycling and hauling of commercial and residential waste and the operation of solid waste transfer stations. Chambers has in past years devoted considerable resources to the development and construction of landfills. However, Chambers currently is focusing its efforts on improving operating efficiencies, with particular emphasis on increasing the volume of waste disposed of in its landfills, in order to achieve greater utilization of those facilities.

     Although Chambers' waste services business is described herein as five separate operations -- landfills, transfer stations, collection and hauling, recycling and medical waste -- these operations are in many respects integrated. For example, Chambers' landfills generate revenues from third-party disposal and also support Chambers' local collection and hauling operations; similarly, Chambers' transfer stations and recycling facilities operate in conjunction with both the landfill and collection operations.

     Landfill Operations. Chambers owns or operates 14 sanitary landfills for disposal of nonhazardous solid waste and one construction and demolition debris landfill. Of the sanitary landfills, five are located in Pennsylvania, two each in South Carolina and Virginia and one each in West Virginia, Maryland, Florida, Mississippi and Georgia; all except the Mississippi site are either owned by Chambers or held under long-term lease. The construction and demolition debris landfill is located in Georgia. Chambers' landfills currently provide disposal capacity for a majority of its collection and hauling operations. Most of the landfills are located close to municipal areas served by Chambers' collection operations or are accessible to transfer facilities where waste is consolidated into trailers or rail containers to afford efficient transportation from remote areas to the disposal sites.

     Prior to 1992, Chambers' primary emphasis had been upon developing and constructing new landfills ("greenfield sites"), either independently or in cooperation with the municipal entity within which the property was located. Chambers' management believes that the development and construction of new landfills, while often time-consuming and requiring significant capital expenditures and related indirect expenses, is usually preferable to the acquisition of existing landfill sites, so that the environmental risks often associated with acquired landfills can be avoided. In 1992, Chambers' management reexamined its strategies in light of its financial condition and, recognizing that it held permits to construct sufficient disposal capacity to service its anticipated needs for a substantial period of time, decided to focus Chambers' efforts on increasing the utilization of its existing landfills. In addition, Chambers' management recognized that Chambers' ability to independently develop additional greenfield sites would be limited in the near term as Chambers' access to the capital markets would be restricted. See "Management's Discussion and Analysis of Chambers' Financial Condition and Results of Operations."

     Landfill Operational Activity. Fees from third-party solid waste collectors and generators, consisting of landfill tipping fees and in certain instances subcontracted hauling fees, accounted for approximately 23%, 28% and 32% of Chambers' revenues in 1992, 1993 and 1994, respectively. Tipping fees are based on the weight or volume and the type of waste disposed of at the landfills.

     While Chambers' landfills are made available to numerous waste generators and third-party solid waste collectors, Chambers has sought to obtain long-term contracts principally with governmental entities in order to create a predictable waste flow to its landfills. In this regard, for example, Chambers has handled the disposal of the residential municipal solid waste from the City of Richmond, Virginia, since 1989 (including the operation of two transfer stations), and from Fort Pierce, Florida, since 1993.

     Under an agreement entered into in early 1991 with Bergen County, New Jersey, during 1993 Chambers transported and disposed of the ash generated by the Essex County, New Jersey incinerator, as well as that portion of the Bergen County solid waste which was not disposed of at the Essex County incinerator. In March 1994, Chambers commenced performance under a new three-year contract for the disposal of the municipal solid waste from Bergen County. The contract provides the county with options for two one-year renewal periods. The Bergen County contract produced $16.6 million, or 6%, of Chambers' 1994 revenues. Commencing in 1989, Chambers had also provided disposal and transportation of solid waste from Union County, New Jersey under contracts which were renegotiated in early 1991 and were terminated pursuant to their terms in December 1993. Chambers had also provided disposal of the municipal solid waste from Passaic County, New Jersey, from December 1987 until December 1993. See "Management's Discussion and Analysis of Chambers' Financial Conditions and Results of Operations" regarding the impact of the expiration of these contracts.

     Chambers continues to place emphasis on the disposal of special wastes, which consist of non-hazardous waste materials such as sewage sludges, contaminated soils, incinerator ash and certain industrial residues. Following a proposal process initiated by the New York City Department of Environmental Protection, Chambers commenced service in January 1992 under a six and one-half year contract to transport and dispose of sewage sludge. In 1994, amounts of sewage sludge transported and disposed of pursuant to this contract ranged from 0 to 330 tons per day. The sewage sludge is being transported by truck in intermodal containers designed for leakproof waste transportation to a Chambers landfill.

     Landfill Development and Construction Activity. Chambers has invested substantial capital to develop landfills with strict environmental controls. Development activities include site selection and site feasibility studies, environmental assessments (including hydrological and geological reviews), land acquisition, engineering and design work for the site as a whole, and the design and construction of the landfill infrastructure. The infrastructure consists of roadway or rail access systems, initial clearing and site preparation, leachate and methane collection and treatment systems, and stormwater and surface water management systems. A large portion of the infrastructure expenditures with respect to each site is nonrecurring, required only at the initial phase in order to prepare the site for the receipt of waste and to support the operation of the landfill throughout its useful life.

     As the operation of a landfill commences, site preparation, including excavation and the installation of a liner system at the base elevation of the site, requires significant capital expenditures, often exceeding $200,000 per acre. However, once a particular area of the site has been lined, limited additional investment is required with respect to overlaying waste on the lined areas. The daily filling activities normally provide for the sequential deposit of waste on the base liner system in adjacent areas within the site (typically referred to as "cells"). The construction of adjacent cells permits the creation of additional space over previously constructed cells, which provides Chambers additional airspace to accept waste with limited additional investment. This technique of overlaying waste materials on areas already lined reduces the ongoing capital requirements for facilities which are currently operational.

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     Chambers performs design and construction work in various phases of landfill development, including excavation and compaction of soils, and stormwater and surface water management. Chambers has found that performing portions of its own landfill construction is cost effective in certain instances. In order to maintain sanitary conditions at the landfills operated by Chambers, heavy equipment is also used to spread, compact and cover the waste daily with soil or other approved cover material. All currently required groundwater monitoring devices and other environmental controls are in place at all of the sanitary landfills operated by Chambers. Landfill operations are subject to increasingly strict and costly environmental regulation, and to numerous uncertainties resulting from legislative, regulatory and local land use restrictions, as well as increasing public attention and market changes. See
"-- Regulation" for information concerning evolving environmental laws and regulations and "Management's Discussion and Analysis of Chambers' Financial Condition and Results of Operations" for a discussion of related capital expenditures and constraints on expansion of landfill operations.

     Transfer Station Operations. Transfer stations are facilities located in areas which are not convenient to, or which do not have ready access to, solid waste disposal sites. Residential and commercial collection vehicles operating within such areas, including Chambers' vehicles in some cases, discharge their solid waste loads at these facilities. The waste is then consolidated and loaded into larger capacity transfer trailers or rail containers for more efficient transportation to disposal sites, including landfills owned and operated by Chambers. Transfer station operations accounted for approximately 20%, 19% and 20% of Chambers' revenues for 1992, 1993 and 1994, respectively.

     Chambers owns or operates eight solid waste transfer stations, with four in New Jersey, two in Virginia and one each in Pennsylvania and South Carolina. In December 1993, Chambers sold its two transfer stations in Morris County, New Jersey, to the Morris County Municipal Utilities Authority (the "MCMUA") but continues to operate both transfer stations and provide transportation services under a contract with the MCMUA until the county's long-term solid waste system is in operation or December 31, 1996, if later.

     Operations at the transfer stations in Morris County, New Jersey, began in January 1988, and these facilities have processed an aggregate of approximately 325,000 tons of municipal solid waste annually. Under its contracts with Morris County, during 1988 through 1994 Chambers operated the transfer stations and provided long-distance transportation of waste from the transfer stations to disposal sites. Commencing in January 1995, the contract for disposal of waste has been awarded to a competitor of Chambers, but Chambers will continue to operate the transfer stations in 1995 and, provided the county's solid waste system is not yet in operation, in 1996. Chambers' rates and revenues from the Morris County transfer station operations are subject to the ratemaking authority of the New Jersey Department of Environmental Protection and Energy. The two Morris County transfer station operations produced approximately 14% of Chambers' 1994 revenues; however, revenues attributable to these operations are expected to decline in 1995.

     Collection and Hauling Operations. Waste collection and hauling generally support Chambers' landfill and transfer station operations, although in certain areas, operations involve disposal at commercial or municipal landfills. Fees for collection and hauling services are based on such factors as the type and frequency of service, the volume or weight of the waste, the type of waste, disposal costs and the distance traveled.

     Collection and hauling for residential, municipal, commercial and industrial customers accounted for 52%, 47% and 41% of revenues in 1992, 1993 and 1994, respectively, which includes transportation revenues derived from certain of Chambers' contracts. In the majority of areas, Chambers services commercial and industrial accounts without the requirement of prior municipal approval and, as such, competes with other operators and negotiates rates directly with individual customers. Chambers typically contracts with commercial customers for collection, hauling and disposal of solid waste for a multi-year period. In limited areas, Chambers competes for municipally-awarded franchises which include commercial and industrial accounts. Such contract awards may be in the form of exclusive or nonexclusive franchises for several years. Residential and municipal services are performed primarily under exclusive contracts granted by municipalities on the basis of competitive bids.

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     The competitive nature of the waste industry, the varying availability of landfills and disposal capacity, and the financial condition of Chambers are expected to affect the ability of Chambers to secure and maintain municipal contracts in the future. See "-- Regulation" and "Management's Discussion and Analysis of Chambers' Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In late 1992, Chambers began a program to divest certain businesses that no longer met strategic and performance objectives, and in March 1993, as an initial part of that program, sold substantially all of the assets of its collection, hauling and transfer station operations in Rhode Island, Massachusetts and Texas. Chambers sold its landfill and collection and hauling operations in Indiana to USA Waste in September 1993, sold its collection and hauling operations in Conway, South Carolina, in November 1993, and sold its Columbus, Georgia, collection and hauling operations in December 1993.

     Recycling Operations. Chambers recognizes the importance of recycling materials recovered from solid waste streams where consistent with viable market conditions. Chambers has engaged in recycling efforts in order to complement its range of waste management services. While extensive recycling is likely to reduce the size of the waste stream available for disposal in Chambers' landfills, and although the market for recyclables is in many instances depressed due to an excessive supply of recovered materials, recycling has aided Chambers' efforts to market its other waste services. Recycling operations accounted for 3% of revenues in each of the last three years. In August 1994, Chambers sold its recycling facility in Pennsylvania, and it continues to own and operate a recycling facility in Virginia.

     Medical Waste Operations. Through its subsidiary, Chambers Medical Technologies, Inc. ("CMTI"), Chambers owns and operates a medical, special and municipal waste incineration facility in Hampton, South Carolina. The facility is permitted to incinerate 200 tons per day of medical waste, municipal solid waste and other approved non-hazardous special wastes. CMTI is implementing a plan to maximize utilization of the facility in response to changing market conditions. CMTI is currently focusing its marketing on higher priced, higher fuel value special wastes such as pharmaceuticals, petrochemicals and scrap tires. State legislation restricts the facility's permitted incineration capacity to the greater of (i) 50 tons per day of medical waste or (ii) per month, 1/12 of the estimated amount of medical waste generated within the State of South Carolina within one year. CMTI has undertaken a constitutional challenge to the state's imposition of the limitation, as well as to certain provisions of the South Carolina Infectious Waste Management Act and the regulations promulgated thereunder. At the trial level CMTI was successful in its challenge to certain fee requirements under the regulations; however, CMTI was not successful in having the volume limitation ruled unconstitutional. CMTI filed a motion for a stay pending appeal of the implementation of the volume limitation, which stay pending appeal was granted. The appellate court has remanded the case to the trial court. CMTI accounted for 2%, 3% and 4% of revenues for 1992, 1993 and 1994, respectively.

     Research and Development. Chambers has explored technologies and related business opportunities attendant to the disposal and recycling processes, including but not limited to refuse derived fuel, landfill methane gas recovery and related systems, and tire reclamation and recycling. Chambers has also helped to develop, and holds an exclusive license to use, an intermodal containerized transportation system for the economical and environmentally safe transportation of solid waste by rail and truck.

COMPETITION

     Solid waste management is a very competitive business which requires substantial investment in labor and capital resources. The sources of competition vary by locality and by the type of services provided, and originate from national, regional and local companies. Several national waste management companies are much larger and have far greater resources than Chambers. Major competitors in the waste industry include WMX Technologies, Inc. and BFI, each of which is substantially larger than Chambers. Chambers also competes with municipalities and commercial facilities which provide their own waste hauling and disposal services. Disposal operations compete primarily on the basis of proximity to collection and hauling operations and on the basis of disposal cost. To acquire new collection contracts and to retain old ones, Chambers competes on the basis of price, service and disposal capacity. Chambers anticipates that competition in the disposal business will increasingly include an emphasis on safeguards with respect to the environment, and

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intends to continue its policy of constructing and operating landfills with high levels of environmental protection and monitoring. Chambers has experienced competition from incineration and other waste recovery processes. However, it believes that its landfill operations can complement certain of these processes, in that landfills serve as receptacles for incinerator ash and nonrecoverable materials.

     Chambers experiences intense competitive pressure on landfill prices in many markets, partly due to increased landfill capacity in the marketplace and partly as a result of the rapid use of existing capacity by many older landfills which currently operate under less stringent standards of environmental protection than those utilized by Chambers. As a result of revisions to regulations under Subtitle D of the Resource Conservation and Recovery Act of 1976 ("RCRA") and to state regulations, Chambers expects that more stringent governmental regulations will be mandated in these markets, with the initial compliance dates under Subtitle D having become effective in late 1993. See
"-- Regulation." In the long term, Chambers anticipates that this strengthening of environmental standards should have a positive effect on its business, because Chambers has designed and constructed all of its landfills with the intention of meeting these requirements.

MARKETING

     Before entering a new solid waste management market, Chambers evaluates potential business which would be compatible with current operations. Chambers establishes new commercial and industrial accounts through direct solicitation. New municipal business depends on identifying and winning competitive bids. Price, service and disposal capacity are key factors in developing new business and retaining customers. Marketing and operational efficiencies are achieved through Chambers' consolidation of residential and commercial business on a regional basis.

REGULATION

     The operation of landfills, waste incinerators and transfer stations, the collection and hauling of solid waste and the recycling of solid waste are subject to various local, state and federal requirements which seek to regulate and maintain health, safety, the environment, zoning and land use. Operating permits are required for waste disposal facilities and certain collection vehicles. Some of these permits could be subject to modification, renewal and/or revocation if significant operational and environmental violations occur. Chambers' operation of landfills subjects it to operational, closure, post-closure, monitoring and site maintenance obligations. Governmental authorities have the power to enforce compliance with these regulations and to obtain injunctions and impose fines in the case of violations. While Chambers is in substantial compliance with regulatory requirements, from time to time in the ordinary course of its operations, Chambers receives citations or notices from authorities that such operations may not be in strict specific compliance with applicable environmental regulations. Upon such receipt, Chambers has and will continue to make every effort to resolve amicably and quickly the issues raised by such citations or notices.

     Governmental authorities, including the EPA, various state agencies and county and local authorities acting in conjunction with such federal and state agencies, impose restrictions to control or prohibit air and water pollution and, in most states, Chambers and other operators are required to post bonds or provide other financial assurances covering closure, monitoring and potential corrective measures for its landfills. While Chambers is in substantial compliance with regulatory requirements applicable to its business, if significant regulatory changes are made it may be required to increase capital and/or operating expenditures in order to maintain operations or initiate new operations. Depending on the degree of future regulatory changes, Chambers may be required to curtail certain operations until a particular problem is remedied.

     The regulatory framework in the solid waste business, particularly as it relates to the disposal of solid waste, varies substantially from jurisdiction to jurisdiction, and is changing frequently and becoming increasingly complex in nearly all locations. As a result, both current operations and development projects involve certain risks and uncertainties inherent in the industry, as discussed below. Amendments to current laws and regulations governing Chambers' operations could have an adverse economic effect on Chambers or require substantial capital expenditures to comply with such laws and regulations.

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

     In October 1991, the EPA promulgated revisions to regulations under RCRA. In revisions to regulations under Subtitle D of RCRA, the EPA announced comprehensive solid waste management standards including location standards, facility design and operating criteria, closure and post-closure requirements, financial assurance standards, methane gas and groundwater monitoring, and corrective action standards which had not been historically required or enforced at landfills. State standards can be, and in a majority of the states where Chambers operates already are, more stringent than the federal requirements. Because some portions of the revisions to regulations under Subtitle D of RCRA are expected to be phased in over as many as five years, the full impact of the revisions may not be felt until 1998. Current landfill design and construction by Chambers has been performed in anticipation of those requirements. More stringent regulation, while requiring greater expenditures by landfill operators, is expected to increase opportunities for Chambers and others who have landfills which comply with these regulations, as noncomplying landfills will be required to close. The 1988 Pennsylvania regulations, which were similar in scope to the revisions to regulations under Subtitle D of RCRA, had a significant adverse impact on the operations of Chambers' Pennsylvania landfills from 1988 through 1991. However, Chambers does not anticipate significant disruption of any of its businesses as a result of the promulgation of the revisions to Subtitle D. Pending development of state standards and evaluation of those standards by the EPA, management of Chambers believes that most of its landfills are currently designed and operated in material compliance with those revisions.

     While Chambers believes that the states in which it operates landfills have revised or will revise their landfill regulations to meet or exceed the requirements of the revisions to Subtitle D of RCRA, there can be no assurances that the state regulations will be approved by the EPA. Although Chambers may require additional capital expenditures to comply with potentially inconsistent state and federal regulations applicable to the same facility, Chambers does not believe such inconsistent regulations would have a material adverse effect on Chambers' operations.

     Revisions to health, safety and environmental protection laws will continue to require Chambers and others in the industry to make substantial expenditures to construct waste facilities in compliance with such laws. Substantial capital and operating expenditures to develop landfills and maintain compliance with environmental protection regulations are necessary for Chambers and any party in the waste industry. These costs are incurred in the ordinary course of business, but could increase as laws and regulations change. See "Management's Discussion and Analysis of Chambers' Financial Condition and Results of Operations" for a discussion of anticipated capital expenditures.

     Proposed federal legislation and various proposed state laws include provisions that would allow states to ban or impose differential fees on interstate shipments of solid waste. Chambers cannot currently predict whether such legislation will be enacted and, if enacted, the extent to which it may affect Chambers' operations.

     In addition to potentially costly and restrictive regulations, there are a number of risks and factors, often having unforeseen ramifications, which could result in increased costs to Chambers' waste management business or, in some circumstances, delay or prevent certain operations or planned projects. These factors include varying degrees of governmental and public opposition to the siting and operation of landfills, which in many locations can contribute to a shortage of sites and facilities; increased regulation aimed at reducing dependence on landfilling and promoting other methods of disposal such as incineration or recycling; and risks related to potential adverse environmental effects attributable to landfill operations.

     Complex regulatory requirements, together with potential community opposition (often resulting in litigation), may make it increasingly difficult to open new landfills or expand existing sites. While Chambers attempts to avail itself of opportunities to acquire or expand landfills at reasonable cost, there can be no assurance regarding the extent to which such opportunities will be present in the future, nor can there be any assurance in the near term that Chambers will be able to avail itself of such opportunities without the generation of additional capital. Nevertheless, Chambers believes that, due to the receipt during 1990, 1991 and 1992 of permits for landfill sites which had been under development in prior periods, it now holds permits to construct sufficient disposal capacity to meet its needs and those of its customers for a substantial period of

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time. See "Management's Discussion and Analysis of Chambers' Financial Condition
and Results of Operations."

BONDING AND INSURANCE

     Bid and Performance Bonds. In order to submit a bid to a governmental entity for solid waste collection, hauling and disposal services, Chambers is usually required to submit bonds, in the form of a bid bond and, upon contract award, a bond to secure its performance of the contract. Commercial customers contracting for collection, hauling and solid waste disposal services with Chambers do not generally require either bid or performance bonds. Over the past several years, Chambers' bonding requirements have increased as the size and length of the contracts have increased. It is important for Chambers to bid successfully on large multi-year contracts to ensure a consistent flow of waste into its landfills.

     Firms that provide such bonds to the solid waste disposal industry are limited in number. Chambers has in the past relied on, and expects in the future to rely on, a single outside source for its bid and performance bonding requirements. Management believes that Chambers' current bid and performance bond coverage and future capacity is adequate; however, there can be no assurance that future bonding will be available when required by Chambers.

     Closure and Post-Closure Financial Assurances. Most states have enacted legislation that requires landfill operators and owners to guarantee minimum financial capabilities to insure that a landfill is properly closed in accordance with environmental requirements. The form of the guarantee varies from state to state but generally consists of either trust funds, letters of credit or surety bonds. Chambers has employed all of these options in various locations. Management believes that its current financial position is adequate to meet the closure and post-closure requirements of its current landfills. However, there is no assurance that Chambers' financial position or the availability of surety bonds or letters of credit in the future will be adequate to meet this significant component of Chambers' business.

     Insurance. Chambers carries a broad range of insurance coverages which management considers sufficient to protect the assets and operations of Chambers that could otherwise be negatively affected in the event of a loss. The coverages are intended to provide Chambers with comprehensive financial protection. Insurance coverages are currently in effect to protect Chambers from financial losses resulting from bodily injury, personal injury and property damage, including but not limited to workers' compensation, comprehensive general liability, fire and casualty, vehicle and other related coverages. Commercial excess liability coverage is maintained as well. Chambers has determined that it is in its best interests to self-insure certain portions of liability and workers' compensation risks, while in some instances maintaining third-party coverage to protect against catastrophic loss. Chambers also maintains directors' and officers' insurance coverage. Because of the litigation arising out of the change in accounting method announced by Chambers in 1992 and the subsequent restatement of its prior years' financial statements (see
"-- Legal Proceedings"), Chambers has incurred significantly higher costs with respect to its directors' and officers' coverage.

     As a result of limited availability in the insurance marketplace as well as costly premium assessments, Chambers, along with most companies in the waste industry, has experienced difficulty in obtaining environmental impairment liability insurance. Chambers will continue to undertake efforts to obtain this type of insurance coverage if such coverage is commercially available at premium levels which are reasonable in light of the business and financial risks involved. Chambers does not believe that the limited availability of comprehensive environmental impairment liability insurance should have a material adverse effect upon the operation of its business at this time.

EMPLOYEES

     At December 31, 1994, Chambers had approximately 1,440 employees, approximately 300 of whom were represented by unions under collective bargaining agreements. Chambers is a party to union contracts at its Monroeville and Washington locations in Pennsylvania, and at its Morris County, New Jersey, locations. The employees at the remaining locations of Chambers are not represented by unions. Chambers has not experienced any work stoppages.

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PROPERTIES

     The principal fixed assets of Chambers consist of real property interests, real property improvements, and vehicles and equipment. The vehicles and equipment, which are owned and leased, included, at December 31, 1994, approximately 430 collection and disposal vehicles, 160 light vehicles, 60 over-the-road tractors and 470 trailers, 80 rail trailers, 120 railcars and 580 rail containers, 67,000 waste collection containers and roll-off boxes, 51,000 recycling collection containers and 430 portable and stationary compactors, in addition to approximately 300 pieces of heavy equipment used in landfill construction and operations.

     At December 31, 1994, Chambers owned 11,172 acres of land and leased 1,217 acres of land, 10,814 acres of which are or could be used for landfill operations, 33 acres are used for recycling and transfer station operations and 1,542 acres of real property are or could be used for garages, offices and other facilities for business operations. Chambers owns and leases facilities where it provides complete maintenance, repair, fabrication, rebuilding and painting services for its vehicles and equipment. In connection with the restructuring of its financing agreements, Chambers has granted security interests in substantially all of its assets as collateral for Chambers' long-term borrowings and performance bonds. See "Management's Discussion and Analysis of Chambers' Financial Condition and Results of Operations -- Liquidity and Capital Resources."

LEGAL PROCEEDINGS

     Between March 18, 1992 and May 7, 1992, various Chambers shareholders filed twenty-three actions in the United States District Court for the Western District of Pennsylvania asserting federal securities fraud claims and pendent state law claims against Chambers, certain of its officers and directors, its former auditors, and the underwriters of its securities (the "Federal Class Action"). The significant part of these actions, as amended and consolidated on November 4, 1992, under the caption In Re: Chambers Development Chambers, Inc. Shareholders Litigation, Civil Action No. 92-0679, and brought on behalf of a putative class of purchasers of Chambers' securities between March 18, 1988 and October 20, 1992, is the allegation that the decrease in Chambers' stock price during the period from Chambers' March 17, 1992 announcement of a change in accounting method relating to capitalization of certain costs and expenses through its October 20, 1992 announcement of a $362 million reduction in retained earnings as of December 31, 1991, as compared to the amount previously reported, and a restatement of its 1990 and 1989 consolidated financial statements, was caused by Chambers' misrepresentation of its earnings and financial condition. One of the original twenty-three complaints, Yeager v. Rangos, et al., C.A. No. 92-1081, also asserts derivative claims on behalf of Chambers (which is named as a nominal defendant) for breach of fiduciary duty against certain of its officers and directors and for negligence against its former auditors (the "Federal Derivative Action").

     In addition, three parallel lawsuits have been filed in state courts. Two derivative actions, asserting waste and mismanagement claims on behalf of Chambers against certain of its officers and directors, have been filed in the Delaware Court of Chancery for New Castle County (the "Delaware Derivative Actions") and are pending under the caption In Re: Chambers Development Company, Inc. Shareholders Litigation, Consolidated C. A. No. 12508. One purported class action, alleging state securities law and common law claims, has been filed in the Court of Common Pleas of Allegheny County, Commonwealth of Pennsylvania, under the caption Integrated Investments, Inc., et al. v. Chambers Development Company, Inc., et al., No. G.D. 92-7036 (the "State Class Action" and, together with the Federal Class Action, the "Class Actions").

     The complaints in the Class Actions allege that Chambers, in publicly disseminated materials, intentionally or negligently misstated its earnings during the class period, thereby deceiving Chambers' shareholders and others with respect to its growth prospects and profitability. In particular, the plaintiffs allege that Chambers' earnings were improperly increased by capitalizing certain costs and expenses in violation of generally accepted accounting principles, in part through the use of a formula which arbitrarily allocated indirect costs and expenses to landfill and development activities. In addition, the plaintiffs allege that Chambers had an inadequate information system and failed to maintain the records necessary to support the capitalization of such costs and expenses.

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

     The Federal Class Action claims assert violations of section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, section 11 of the Securities Act of 1933 and negligent misrepresentation against Chambers. Claims under sections 12(2) and 20(a) of the Securities Act of 1933 have been asserted against Chambers' officers and directors who are named as defendants, but not against Chambers. The State Class Action asserts similar violations of the Pennsylvania securities laws. These actions seek to recover damages in an unspecified amount which the class members allegedly sustained by purchasing Chambers' securities at artificially inflated prices, as well as related relief.

     The section 11 claims relate to the sale in April 1989 of 2.85 million shares of Chambers' Class A Common Stock at $25 per share (equivalent to 5.7 million shares of its Class A Common Stock at $12.50 per share after a subsequent two-for-one stock split), the issuance in September 1989 of $110 million principal amount of Chambers' 6 3/4% Convertible Subordinated Debentures Due September 15, 2004 (subsequently converted into Class A Common Stock on or about September 16, 1991 at $21.125 per share), and the sale in June 1991 of 7 million shares of Chambers' Class A Common Stock at $24.875 per share, and may be asserted by plaintiffs who, subject to certain conditions, are able to trace their purchases to these offerings. The section 10(b) fraud and negligent misrepresentation claims relate to these three offerings and open market transactions, whether or not the plaintiffs are able to trace their purchases to a specific offering. Chambers has been advised by its counsel that the plaintiffs have alleged that the restatement of Chambers' 1990 and 1989 consolidated financial statements is an admission that they were materially misstated. However, Chambers has also been advised by its counsel that Chambers' former auditors and former chief financial officer have contended that Chambers' prior consolidated financial statements were fairly presented in accordance with generally accepted accounting principles. If a plaintiff were to establish that Chambers' consolidated financial statements were materially misstated, Chambers would be liable for statutorily prescribed damages under section 11 (subject to a causation defense in which Chambers bears the burden of proving that some or all of the loss resulted from factors other than the misstatement and subject to the statute of limitations defense) and for damages established by case law under section 10(b) and the common law claims if that plaintiff were able to establish the remaining elements of those claims and Chambers had no affirmative defense.

     The Federal Derivative Action and the Delaware Derivative Actions assert, inter alia, that Chambers' officers and directors committed acts of waste, mismanagement and breach of fiduciary duty by allegedly instituting or approving Chambers' accounting policies relating to capitalization of certain costs and expenses for the purpose of increasing their salaries, fees, stock and other benefits. These actions, which seek recovery of unspecified damages on behalf of Chambers, allege that Chambers has been damaged because it has become exposed to the risk of an adverse judgment or settlement in the class actions, that it has incurred and will incur costs to defend the class actions, and that it has suffered injury to its reputation.

     On March 5, 1993, another state court action was filed in the Court of Common Pleas in Allegheny County, Pennsylvania, under the caption Balaban v. Rangos, et al. (the "Pennsylvania Derivative Action" and, together with the Federal and Delaware Derivative Actions, the "Derivative Actions"). This action asserts derivative claims on behalf of Chambers similar in nature to those asserted in the Federal and Delaware Derivative Actions.

     On November 18, 1994, Chambers and shareholder representatives executed memoranda of understanding with respect to the settlement and dismissal of the Class Actions and Derivative Actions. On February 24, 1995, representatives of the plaintiffs in the Federal Class Action, representatives of the plaintiffs in the Federal Derivative Action, Chambers and certain individual defendants entered into a Class Action Stipulation and Agreement of Compromise and Settlement (the "Class Action Settlement Agreement") and a Derivative Action Stipulation and Agreement of Compromise and Settlement (the "Derivative Action Settlement Agreement" and, together with the Class Action Settlement Agreement, the "Settlement Agreements"), which are the definitive settlement documents for the Class Actions and the Derivative Actions.

     The Class Action Settlement Agreement provides that the sum of $8 million will be paid by Chambers' directors and officers liability insurance carrier and the sum of $70 million will be paid by Chambers in two installments following final court approval of the settlement. The first installment of $25 million, together with

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interest calculated from the Settlement Effective Date (as hereinafter defined)
to the date of payment, is to be made no later than the earlier of (i) 30 days after the Settlement Effective Date or (ii) after the Settlement Effective Date and two days after the Merger or any comparable transaction (as defined in the Class Action Settlement Agreement) of Chambers with any other company has been consummated. The second installment of $45 million, together with interest calculated from the Settlement Effective Date to the date of payment (the "Second Installment"), is to be made no later than the earlier of (i) one year after the Settlement Effective Date or (ii) the date after the Settlement Effective Date and five days after certain refinancing shall have been obtained by the combined entity resulting from the Merger or a comparable transaction. "Settlement Effective Date" is defined as that date upon which (i) the court has finally approved the Class Action settlement after due notice and hearing, (ii) final judgment dismissing the Class Actions as to the settling defendants has been entered, (iii) all times for appeal or other direct attack on the adequacy of the settlement have expired or any such direct attack shall have been finally rejected, and (iv) all related actions (as defined in the Class Action Settlement Agreement) have been dismissed with prejudice; provided, however, that the dismissal of any such related actions may be conditioned upon the subsequent approval of the settlement and the occurrence of the Settlement Effective Date. If the Merger or a comparable transaction is consummated, the total settlement payment will be adjusted by a base increase of $5 million, which will be adjusted upward or downward by an amount consisting of $16,000 for each penny above or below $4.50 of Merger consideration received by Chambers stockholders per share of Chambers Common Stock or Chambers Class A Common Stock, together with interest from the Settlement Effective Date to the payment date (the base increase, together with any adjustment thereto, collectively referred to as the "Adjustment"). Any amount by which the sum of the Second Installment and the Adjustment exceed $50.6 million will be paid by John G. Rangos, Sr., Chairman and Chief Executive Officer of Chambers. The Adjustment shall be payable no later than the earlier of (i) one year after the Settlement Effective Date or (ii) five days after certain refinancing shall have been obtained by the combined entity in the Merger or a comparable transaction. However, the Adjustment shall be payable only if (i) the Merger or a comparable transaction shall have been consummated within one year after the Settlement Effective Date or (ii) the Merger Agreement or an agreement for a comparable transaction is in effect on the date one year after the Settlement Effective Date and the Merger or such comparable transaction is consummated thereafter. John G. Rangos, Sr. has also agreed to guarantee Chambers' obligations to make certain payments in the Class Action settlement in an amount not to exceed $15 million.

     The Derivative Action Settlement Agreement provides that the consideration from the defendants to Chambers shall include the following: (i) payment of the sum of $2 million from Chambers' directors and officers liability insurance carrier; (ii) the continued implementation by Chambers, for a period of at least two years after the effective date of the settlement, of certain corporate governance measures; (iii) the contribution to Chambers by Synergy Associates of the headquarters property currently leased to Chambers by Synergy Associates; and (iv) the $15 million guarantee of John G. Rangos, Sr. with respect to certain payments to be made by Chambers to the plaintiff class pursuant to the Class Action settlement.

     In addition, in order for the settlements to be effective, certain related actions, as described in the Settlement Agreements, must be dismissed with prejudice including the State Class Action and the Delaware and Pennsylvania Derivative Actions. These related actions do not include the cases captioned Option Resource Group, et al. v. Chambers Development Company, et al., and Southeast Investments v. Chambers Development Co., et al., which are described below; these matters may still be pending after the Class Action and Derivative Action settlements.

     The Settlement Agreements provide that Chambers and its present and former officers, directors and employees will receive releases from the plaintiffs. Under the Settlement Agreements, the plaintiffs' actions continued against certain defendants other than Chambers. The terms of settlement also include a right to terminate the settlements based on appeals or opt-outs with respect to the Class Actions. After Chambers entered into the Settlement Agreements, the class and derivative plaintiffs entered into settlements with Grant Thornton, which previously served as Chambers' accountants. Chambers then entered into an agreement with the class plaintiffs to settle their claims against a group of underwriters of certain of Chambers' securities offerings. Chambers agreed to pay $300,000 to the class plaintiffs to resolve these claims for which the underwriters sought indemnity from Chambers. The Settlement Agreements provide for the seeking of bar orders and also have judgment reduction provisions that are intended to protect Chambers and the settling individual defendants from claims over by Grant Thornton and the underwriters in the event that their settlements are not approved by the court or otherwise do not become final. On March 22, 1995, the court granted preliminary approval of the settlements and the distribution of notices to Chambers' stockholders and the plaintiff class members regarding the settlements. A hearing upon the fairness, reasonableness and adequacy of the proposed settlements has been scheduled for May 19, 1995.

     Shortly after Chambers' March 17, 1992 announcement of a change in accounting policies concerning capitalization, the Commission initiated an informal investigation with respect to Chambers' accounting method and the accuracy of its financial statements and into the possibility that persons or entities had traded in Chambers' securities on the basis of inside information prior to the announcement. On September 30, 1992, a formal order of investigation was issued by the Commission with respect to potential violations by Chambers and others of sections 10(b), 13(a) and (b) of the Exchange Act and various rules promulgated thereunder. Chambers has cooperated with the investigation through the production of documents and by providing witnesses pursuant to the Commission's request. On May 9, 1995, the Commission filed a complaint against Chambers in the United States District Court for the Western District of Pennsylvania alleging that Chambers violated the antifraud provisions of the Securities Act and the antifraud, reporting, internal controls and recordkeeping provisions of the Exchange Act by issuing false and misleading earnings announcements from 1989 through March 1992 and including false and misleading financial statements in its reports on Forms 10-K and 10-Q and its registration statements filed from 1989 through November 1991. Chambers simultaneously consented, without admitting or denying the Commission's allegations, to the entry of an order enjoining it from violating certain provisions of the Securities Act and the Exchange Act and requiring it to pay a civil penalty of $500,000.

     The Commission also instituted administrative proceedings under Section 21C of the Exchange Act against four present and former officers of Chambers, including John G. Rangos, Sr., Chairman and Chief Executive Officer of Chambers, two of Chambers' former corporate controllers and a former chief financial officer of Chambers. The Commission found, among other things, that John G. Rangos, Sr. and one of the former corporate controllers each were a cause of Chambers' violations of the reporting, internal controls and recordkeeping provisions of the Exchange Act. Each of these four persons consented to the issuance of a cease and desist order without admitting or denying the Commission's findings.

     The AMEX and the Chicago Board of Options Exchange are conducting investigations into trading activity on their respective exchanges in Chambers' securities and in put options on Chambers' securities prior to the March 17, 1992 announcement.

     On December 4, 1992, Chambers was served with a grand jury subpoena out of the United States District Court for the Eastern District of New York seeking production of public filings and reports disseminated to its shareholders, documents referring to the preparation of its financial statements and other materials. Chambers has responded to the subpoena by producing documents. The grand jury investigation is ongoing and it appears to be focusing on issues similar to those raised by the civil litigation and the Commission investigation described above.

     Chambers is cooperating with each of the investigations referred to in the two preceding paragraphs.

     On or about March 8, 1993, an action was filed in the United States District Court for the Western District of Pennsylvania, captioned Option Resource Group, et al. v. Chambers Development Company, Inc., et al., C.A. No. 93-354. This action was brought by a market maker in Chambers stock and two of its general partners and asserts federal securities law and common law claims similar to those alleged in the Class Actions against essentially the same group of defendants. These plaintiffs allege that, as a result large amounts of put options traded on the Chicago Board of Options Exchange between March 13 and March 18, 1992, they bought Chambers stock and also sold it short to assure fluidity in the market, resulting in approximately $2.1 million in losses. On March 19, 1993, another action was filed in the United State District Court for the Eastern District of Arkansas, captioned Southeast Investments, Inc. v. Chambers Development Company, Inc., No. MDL-982 (the "Arkansas Action"). This action was brought by an individual investor which claims to have purchased Chambers stock on March 20, 1992 in reliance on Chambers' March 17, 1992 announcement and suffered an alleged loss of approximately $75,000 upon the subsequent sale of the stock. The complaint asserts federal securities law and common law claims similar to those alleged in the Class Action. Chambers' motion to the Judicial Panel on Multidistrict Litigation ("MDL") to transfer the Arkansas Action to the Western District of Pennsylvania was granted by the MDL. These actions are in discovery and Chambers is vigorously defending these actions.

     On August 31, 1992, Chambers and the Township of Conemaugh, Pennsylvania, filed an action in the United States District Court for the Western District of Pennsylvania seeking to enjoin the Passaic County Utilities Authority (the "Authority") from entering into a long-term disposal contract with a third party in breach of the Authority's long-term disposal contract with Chambers. The Authority subsequently filed an action on the same issues in the Superior Court of New Jersey in Passaic County. The District Court awarded Chambers summary judgment on one count of its complaint, thereby directing the Authority specifically to perform its obligations under its existing contract with Chambers. However, the District Court in granting summary judgment recognized that the New Jersey Department of Environmental Protection and Energy ("DEPE") has ultimate approval authority regarding New Jersey public solid waste disposal contracts and, therefore, the Authority could proceed with seeking approval from the DEPE of its agreement with the third party. The DEPE subsequently directed the Authority to continue to deliver Passaic County's waste to Chambers through December 11, 1993, and later granted the Authority's request for approval of the third party agreement. Chambers filed a motion for summary judgment for an award of damages, but the District Court granted summary judgment to the Authority. Chambers has filed an appeal of the District Court judgment to the Circuit Court of Appeals.

     In 1990, two actions were filed by the State of West Virginia, seeking to require Chambers' LCS Landfill in West Virginia to obtain the approval of the local county commission for continued operation of the landfill and for the volume of waste which may be disposed of in the landfill, which cases were consolidated under the caption State of West Virginia ex rel. Hamrick v. LCS Services, Inc., et al. On July 29, 1993, the Circuit Court of Berkeley County, West Virginia, issued an order requiring Chambers to obtain the approval of the Berkeley County Commission in order to continue operation of its LCS landfill. On December 16, 1994, the Supreme Court of Appeals of West Virginia affirmed the lower court's decision in part and reversed that decision in part, holding that the landfill does not require local county site approval, but continuing the volume limitation which has applied to the facility since it commenced operation in 1991.

     A declaratory judgment action entitled Morel, et al. v. Chambers Waste Systems of Florida, Inc. was filed on September 29, 1994 in the Circuit Court of the Fifteenth Judicial Circuit of Florida in and for Palm Beach County, Florida. The plaintiffs are asking the court to declare that they are entitled to royalty payments from Chambers as calculated by a percentage of gross revenues derived from Chambers' landfill located at Berman Road in Okeechobee County, Florida, as well as from any landfill that may be sited in the future by Chambers on nearby property. Chambers has responded by seeking, among other things, a declaration that any writing or document that the plaintiffs contend such royalty entitlement is based upon is void, voidable or otherwise of no effect or, alternatively, that any royalty payments be solely based upon the nearby property to Chambers' landfill, when a landfill is developed, if ever, on such property. The outcome of this action is not presently determinable.

     Since the announcement of the Merger, three cases have been filed in the Court of Chancery of the State of Delaware in New Castle County against Chambers, its officers and directors and USA Waste and Envirofil. These cases include Smith v. Rangos et al., C. A. No. 13906, Krim v. Rangos et al., C. A. No. 13985, and Adams v. Rangos et al., C. A. No. 13909. Each of these actions relates to the Merger and all of them seek substantially similar relief. Accordingly, a consolidation order was entered by the Court of Chancery on March 1, 1995. The cases have been consolidated for all purposes under Smith v. Rangos, et al. at C. A. No. 13906 and the caption of the consolidated case is In Re Chambers Development Company, Inc. Shareholders Litigation, Consolidated C.
A. No. 13906. The complaint which will govern the consolidated action is the complaint filed in the Krim action. The Krim complaint is brought as a purported class action on behalf of the plaintiff and all similarly situated Chambers security holders, excluding defendants and any person, firm, corporation or similar entity related to or affiliated with any of the defendants. The complaint alleges that the individual defendants, inter alia, engaged in unfair dealing to the detriment of the putative class; the Merger is grossly unfair to the members of the putative class; the members of the putative class would be irreparably damaged if the Merger were to be consummated; and the defendants' conduct constituted a breach of fiduciary and other common law duties allegedly owed to the putative class. The complaint alleges that the Merger consideration is inadequate for various reasons and that the individual defendants failed to maximize shareholder value. The complaint seeks a declaration that the Merger Agreement was the result of a breach of fiduciary duty by the individual defendants, aided and abetted by the USA Waste defendants, and is thus unlawful and unenforceable; an injunction to enjoin defendants from proceeding with the Merger; an injunction to enjoin defendants from consummating any merger or combination with a third party absent procedures or processes such as an auction; an order invalidating certain proxy arrangements; and an order awarding plaintiff and the class members damages, costs and disbursements, including reasonable attorneys' and experts' fees. Counsel for the parties have engaged in settlement discussions and, based thereon, USA Waste and Chambers anticipate a definitive agreement, subject to court approval, will be finalized before the USA Waste Annual Meeting and the Chambers Special Meeting.

     Due to the increasingly complex regulatory environment and heightened public awareness of and community sensitivity toward waste management operations, including particularly the siting or expansion of waste disposal facilities, Chambers could become involved in a variety of potentially significant legal proceedings, in addition to other more routine litigation incidental to its business, including, for example, proceedings relating to permit applications for proposed facilities, personal injury claims and other proceedings.

          SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CHAMBERS

     The following selected historical consolidated financial data for Chambers for each of the five years in the period ended December 31, 1994 has been derived from its historical audited consolidated financial statements and should be read in conjunction with the separate historical consolidated financial statements and the notes thereto of Chambers located elsewhere herein.

                                                              YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------------
                                               1990        1991        1992        1993        1994
                                             --------    --------    --------    --------    ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA(1):
Revenues...................................  $214,052    $249,384    $294,310    $288,481    $ 257,989
                                             --------    --------    --------    --------    ---------
Costs and expenses:
  Operating................................   175,669     196,565     206,761     194,355      179,542
  General and administrative...............    38,131      42,908      37,853      23,210       24,796
  Depreciation and amortization............    22,863      35,611      38,363      41,764       37,568
  Unusual items -- operations..............        --      16,938      44,291     (11,851)       8,863
                                             --------    --------    --------    --------    ---------
                                              236,663     292,022     327,268     247,478      250,769
                                             --------    --------    --------    --------    ---------
Income (loss) from operations..............   (22,611)    (42,638)    (32,958)     41,003        7,220
                                             --------    --------    --------    --------    ---------
Other income (expense):
  Unusual items -- shareholder litigation
    settlement and other litigation
    related costs..........................        --          --     (10,853)     (5,500)     (79,400)
  Interest expense.........................   (13,487)    (30,514)    (31,628)    (29,163)     (23,843)
  Interest income..........................     7,037      11,484       6,132       2,663        2,220
  Other, net...............................      (601)        786         377         900         (372)
                                             --------    --------    --------    --------    ---------
                                               (7,051)    (18,244)    (35,972)    (31,100)    (101,395)
                                             --------    --------    --------    --------    ---------
Income (loss) before income taxes..........   (29,662)    (60,882)    (68,930)      9,903      (94,175)
Income tax provision (benefit).............     6,300       3,600       1,325       1,600       (3,931)
                                             --------    --------    --------    --------    ---------
Income (loss) from continuing operations...   (35,962)    (64,482)    (70,255)      8,303      (90,244)
Discontinued operations:
  Loss from operations.....................    (4,609)     (7,722)     (1,407)         --           --
  Gain on sale of assets...................        --          --         939          --           --
                                             --------    --------    --------    --------    ---------
Net income (loss)..........................  $(40,571)   $(72,204)   $(70,723)   $  8,303    $ (90,244)
                                             ========    ========    ========    ========    =========
Income (loss) from continuing operations
  per common share.........................  $   (.66)   $  (1.08)   $  (1.05)   $    .12    $   (1.35)
                                             ========    ========    ========    ========    =========
Income (loss) per common share.............  $   (.74)   $  (1.21)   $  (1.06)   $    .12    $   (1.35)
                                             ========    ========    ========    ========    =========
Weighted average common and common
  equivalent shares........................    54,645      59,895      66,788      66,788       66,789
                                             ========    ========    ========    ========    =========
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)..................  $129,322    $142,487    $ 52,631    $ 30,067    $ (12,220)
Total assets...............................   516,017     699,859     592,790     533,622      488,498
Long-term debt, including current
  maturities...............................   403,602     377,782     352,836     291,551      257,481
Stockholders' equity.......................    16,385     216,456     145,870     154,173       63,932

- ---------------

(1) Certain reclassifications have been made to the historical financial statements of Chambers to conform to 1994 classifications.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF CHAMBERS' FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1994

     On December 11, 1992, Chambers completed the sale of its security services business. The following discussion excludes the operational activity and results of the security services business, which has been included in the accompanying consolidated financial statements of Chambers as discontinued operations.

     The following table sets forth the items in Chambers' consolidated statements of operations related to continuing operations as a percentage of revenues, and the percentage changes in dollar amounts of the items compared to previous years.

                                                                              PERCENTAGE INCREASE
                                                                                  (DECREASE)
                                                         YEAR ENDED          ---------------------
                                                         DECEMBER 31,          1993         1994
                                                     -------------------     COMPARED     COMPARED
                                                     1992    1993    1994    TO 1992      TO 1993
                                                     ---     ---     ---     --------     --------
Revenues...........................................  100%    100%    100%        (2)%         (11)%
Costs and expenses:
  Operating........................................   70      67      70         (6)           (8)
  General and administrative.......................   13       8      10        (39)            6
  Depreciation and amortization....................   13      14      15          9           (10)
  Unusual items -- operations......................   15      (4)      3         --            --
                                                     ---     ---     ---
Income (loss) from operations......................  (11)     15       2         --            --
Other income (expense):
  Unusual items -- shareholder litigation
     settlement and other litigation related
     costs.........................................   (4)     (2)    (31)       (49)        1,344
  Other income, primarily interest.................    2       1       1        (45)          (48)
  Interest expense.................................  (10)    (10)     (9)        (8)          (18)
                                                     ---     ---     ---
Income (loss) from continuing operations before
  income taxes.....................................  (23)      4     (37)        --            --
Income tax provision (benefit).....................    1       1      (2)        21            --
                                                     ---     ---     ---
Income (loss) from continuing operations...........  (24)%     3%    (35)%       --            --
                                                     ===     ===     ===

     Revenues. The following table sets forth the components of revenue change for Chambers during the years indicated.

                                                                      1992     1993     1994
                                                                      ----     ----     ----
Price...............................................................    2%      (1)%     (3)%
Volume..............................................................   10        4       (3)
Acquisitions........................................................    6       --       --
Divestitures........................................................   --       (5)      (5)
                                                                      ----     ----     ----
Total...............................................................   18%      (2)%    (11)%
                                                                      ====     ====     ====

     The following table sets forth revenues of Chambers by each of the principal lines of ongoing business and for divested businesses for each of the three years in the period ended December 31, 1994 (dollar amounts in thousands):

                                                                                    PERCENTAGE
                                                                               INCREASE (DECREASE)
                                                                               --------------------
                                               YEAR ENDED DECEMBER 31,           1993        1994
                                           --------------------------------    COMPARED    COMPARED
                                             1992        1993        1994      TO 1992     TO 1993
                                           --------    --------    --------    --------    --------
Collection services......................  $126,726    $122,444    $106,206        (3)%       (13)%
Disposal services (landfills)............    66,705      78,992      83,526        18           6
Transfer stations........................    56,404      55,316      50,882        (2)         (8)
Incinerator..............................     6,391       9,691       9,589        52          (1)
Recycling services.......................     6,214       6,117       6,463        (2)          6
Divested businesses......................    31,870      15,921       1,323       (50)        (92)
                                           --------    --------    --------
Total....................................  $294,310    $288,481    $257,989        (2)        (11)
                                           ========    ========    ========

     1994. Revenues for 1994 decreased by $30.5 million to $258.0 million from $288.5 million during 1993, due in part to the sale of businesses as part of Chambers' divestiture program. During 1993 and 1994, Chambers sold six collection and hauling operations, one transfer station, one recycling operation and one landfill, with a resulting decrease in revenues attributable to those operations of $14.6 million in 1994 from 1993.

     In addition, both collection and disposal revenues for 1994 were reduced as a result of contract renegotiations and terminations. Chambers' previous contract with Bergen County, New Jersey, to dispose of that county's solid waste either to a Chambers landfill or to the Essex County, New Jersey, incinerator also included the transportation and disposal of ash generated by the Essex County incinerator. In December 1993, Chambers was awarded a new three-year agreement at a reduced rate from the prior contract for the disposal of the municipal solid waste from Bergen County, New Jersey, commencing on March 1, 1994. The contract for the transportation and disposal of ash generated by the Essex County incinerator was awarded to a competitor effective March 16, 1994. Chambers also had provided disposal and transportation of solid waste from Union County, New Jersey, under contracts which expired in December 1993. In addition, in October 1993, the New Jersey Department of Environmental Protection and Energy approved the Passaic County Utilities Authority's contract redirecting the county's solid waste to a competitor's landfill for a two-year period commencing on December 1, 1993. As a result, Chambers no longer receives waste under its contract with the Passaic County Utilities Authority. As a result of these contract renegotiations and terminations, Chambers' 1994 revenues related to the New Jersey activities decreased to $16.6 million from $50.3 million for 1993, and the loss from operations related to these activities totaled $1.6 million in 1994 as compared to income from operations of $12.4 million for 1993. Chambers' management believes that progress has been made in replacing a portion of such waste streams, although at lower operating margins than the terminated contracts, and efforts will continue toward increasing Chambers' customer base and marketing of its special waste programs.

     Landfill revenues for 1994 increased by $4.5 million, or 6%, which was primarily attributable to increased volume at Chambers' landfill in Okeechobee County, Florida, as a result of a transportation and disposal agreement with Reuter Recycling of Florida, Inc. and new waste volume at Chambers' landfill in Amelia County, Virginia, which opened in May 1993. Landfill revenues were enhanced by additional special waste volume, which consists of nonhazardous waste materials such as sewage sludges, contaminated soils, incinerator ash and certain industrial residues. Due to intense competitive pressures within the industry, landfill volume growth was partially offset by reducing pricing at certain of Chambers' landfills.

     Transfer station revenues decreased $4.4 million during 1994 to $50.9 million compared to $55.3 million during 1993, due primarily to rate reduction resulting from the sale but continued operation of the two Morris County, New Jersey, transfer stations on December 31, 1993, and partially offset by increased revenues at the Columbia, South Carolina, and Hunterdon County, New Jersey, transfer stations. The Morris County transfer station operations generated revenues of $35.6 million, including $4.0 million in revenues deferred from 1993, and income from operations of $12.2 million in 1994; however, it is expected to generate annual revenues of approximately $11 million in each of 1995 and 1996, provided that the County's long-term solid waste system is not yet in operation.

     1993. Revenues for 1993 decreased by $5.8 million to $288.5 million from $294.3 million for 1992, principally as a result of the sale of certain businesses as part of Chambers' divestiture program. As discussed below, Chambers sold its two transfer stations in Morris County, New Jersey, on December 31, 1993. In addition, during 1993 Chambers sold six collection and hauling operations, one transfer station and one landfill, with a resulting decrease in revenues attributable to those operations of $15.4 million in 1993 from 1992.

     Landfill revenues for 1993 increased by $12.3 million, or 18%, which was primarily attributable to the full period operations and increased waste streams at the newly constructed landfills in Amelia County, Virginia, which opened in May 1993, in Allegany County, Maryland, which opened in February 1992, and in Atlanta, Georgia, which opened in May 1992, and the acquisition of a landfill in Okeechobee County, Florida, in

January 1992. Landfill revenues were also enhanced by additional special waste volumes resulting from Chambers' increasing emphasis on the disposal of special wastes.

     Revenues for 1993 also reflect a $3.3 million, or 52%, increase in medical and special waste revenues from the operation of the Hampton County, South Carolina, incinerator, which also benefited from Chambers' increased emphasis on the special waste market. See "Results of Operations for the Three Years Ended December 31, 1994 -- Unusual Items -- Operations."

     Revenues for 1993 were reduced by a decrease in waste volume from Chambers' New York City sludge contract and a decrease in waste volume from Chambers' New Jersey municipal customers, which redirected portions of their solid waste to the Essex County, New Jersey, waste-to-energy incinerator and reduced their solid waste volume as a result of the state's recycling program.

     On December 31, 1993, Chambers sold its two transfer stations in Morris County, New Jersey, to the Morris County Municipal Utilities Authority. As part of the agreement of sale, Chambers will continue to operate the transfer stations and provide transportation services until the county's long-term solid waste system is in operation or December 31, 1996, if later. The county has an option to extend the operation and transportation agreement for two six-month periods beyond 1996, if its long-term solid waste system is not yet operational.

     Operating Costs and Expenses. Operating costs and expenses, which decreased by $14.8 million to $179.5 million in 1994 from $194.3 million in 1993, increased as a percentage of revenues in 1994 to 70% as compared with 67% in 1993.

     During 1993 and 1994, Chambers sold certain operations with a resulting decrease in operating costs and expenses attributable to those operations of $12.6 million in 1994. In addition, costs for disposal of waste at third-party landfills and transportation expenses were reduced as a result of continued emphasis on the utilization of internal disposal capacity and the decrease in waste volume received by Chambers from the Essex County, New Jersey, incinerator, as previously discussed, and Chambers' New York City sludge contract. Further reductions in operating expenses resulted from lower landfill closure and post-closure rates resulting from increases to projected airspace for future expansions of existing landfill sites, partially offset by volume increases at Chambers' landfills.

     During 1993, Chambers experienced a reduction in costs for disposal of waste at third-party landfills as compared with 1992. The reduction in these costs, which reflects the increased emphasis on the utilization of internal disposal capacity, was, however, partially offset by an increase in community host fees resulting from the redirection of waste to landfills owned by Chambers. In addition, operating costs and expenses for 1993 reflect an increase in subcontract hauling expense resulting from increased special waste volume at the Hampton County, South Carolina, incinerator.

     General and Administrative Expenses. General and administrative expenses increased as a percentage of revenues to 10% for 1994 as compared to 8% during 1993, while increasing in dollar amount by $1.6 million. The dollar increase in 1994 principally reflects a $2.3 million charge for charitable contributions, offset partially by the continued benefit of Chambers' reorganization efforts in 1992, 1993 and late 1994. Further reorganization efforts during 1995 are expected to reduce general and administrative expenses in future periods. In the fourth quarter of 1994, Chambers elected early adoption of Statement of Financial Accounting Standards No. 116, "Accounting for Contributions Received and Contributions Made." The new standard requires, among other things, the recognition of the fair value of contributions made, including unconditional promises to give, in the period in which the contribution is made or unconditional promise is given. Prior to adoption, Chambers had recognized contributions made or unconditional promises to give in the period the contribution was paid. On December 29, 1994, Chambers made unconditional promises to contribute $3 million to certain charitable organizations, payable in annual installments of $0.5 million over the next six years; accordingly, Chambers recorded a charge to general and administrative expense of $2.3 million, representing the present value of these obligations.

     As anticipated, general and administrative expenses declined in 1993 compared with 1992, due largely to the full year benefit of Chambers' reorganization efforts. During 1992, management implemented a

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reorganization of its corporate and regional staffing levels, having determined that the emphasis on internal growth through the utilization of disposal capacity for which permits have been issued would not require the same levels of administrative personnel that existed previously. These reduced expenses include compensation as well as travel and professional fees.

     Depreciation and Amortization. Depreciation and amortization increased as a percentage of revenues to 15% in 1994 from 14% in 1993 and 13% in 1992, while decreasing by $4.2 million in 1994 from 1993 and increasing by $3.4 million in 1993 from 1992. The 1994 dollar decrease reflects the sale of certain of Chambers' operations and the effect of increases to projected airspace resulting from future expansions of existing landfill sites, partially offset by higher landfill construction cost amortization associated with volume increases at Chambers' landfills. The increase in 1992 reflects higher landfill construction cost amortization associated with volume increases at Chambers' landfills, partially offset by the effects of increases to projected airspace resulting from future expansions of existing landfill sites.

     Unusual Items -- Operations. In 1992 and the first half of 1993, Chambers was not in compliance with certain covenants of its various long-term borrowing agreements and commenced the restructuring of its principal credit facilities and surety arrangements. In addition, Chambers undertook significant steps to reorganize its corporate and regional activities. Chambers also decided to divest certain businesses that did not meet strategic and performance objectives and not to pursue certain development activities.

     In 1994, Chambers recorded charges of $3.4 million for losses on asset divestitures including $1.1 million to adjust a prior year estimate of the loss on divestiture of a hauling, recycling and transfer station operation, and $2.3 million related to the estimated future loss on a municipal contract. Effective March 1, 1994, Chambers was awarded a three-year contract for the transportation and disposal of municipal solid waste with, at the customer's option, two one-year extension periods beyond February 28, 1997. The costs of operating the contract have been greater than originally estimated and, since inception, the contract has been generating an operating loss. Operational changes and improvements implemented during 1994 did not sufficiently reduce operating costs. As a result, Chambers has estimated it will incur operating losses of approximately $2.3 million through the remaining two-year term of the contract, and the two one-year extension periods, in order to satisfy the service requirements of the contract and accordingly has accrued such amount. In 1994, Chambers also reversed prior year provisions for losses on divestitures and contractual commitments of $3.6 million, including $2.0 million previously recorded for expected losses to be incurred on a municipal contract with respect to which Chambers was able to negotiate an early termination and $1.0 million of excess reserve related to the sale in 1994 of a recycling operation and certain real estate.

     In addition, in 1994 Chambers recorded net charges of $8.2 million for asset impairments and abandoned projects. That amount included a fourth quarter charge of $7.0 million to reduce the carrying value, as of December 31, 1994, of Chambers' medical, special and municipal waste incinerator facility to its estimated net realizable value. The amount of the charge was measured as the difference between the carrying value of long-term assets, principally property, plant and equipment and intangible assets, and the estimated fair value of the assets based on the present value of future cash flows discounted at 12%. The adjustment was based on a review conducted in the fourth quarter which determined there had been a permanent decline in the value of the facility, based on the conclusion that Chambers could not recover its investment through future operations, given current and forecasted pricing, waste mix and capacity trends as well as recently proposed regulations with respect to medical waste incinerator facilities and general declines in the value of waste incinerator businesses. During 1994, Chambers also reached a favorable settlement of previously reported litigation related to certain contracts entered into with respect to the purchase by Chambers of a landfill and the prior purchase of a waste collection and hauling company. The settlement amount is included as a credit to unusual items and includes receipt by Chambers of $1.2 million in cash and the forgiveness of all remaining non-compete payments totalling $0.5 million that were to have been paid by Chambers to various individuals in 1994, 1995 and 1996. The remaining charge of $3.0 million represents changes in prior year estimates for certain asset impairments and abandoned projects. In addition, Chambers recorded a charge of $0.8 million primarily relating to severance benefits paid to employees terminated as part of Chambers' continued reorganization. With the exception of the $1.2 million litigation settlement received by Chambers and the $0.8 million payment of severance benefits, there was no cash flow effect to these unusual charges.

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

     During 1993, Chambers sold certain businesses as part of its divestiture program, which resulted in a net gain of $20.7 million. Chambers also recorded charges of $8.7 million for losses on asset divestitures and contractual commitments including (i) $3.2 million related to the municipal contract discussed above, (ii) $3.2 million related to the recycling operation and real estate sold in 1994 and (iii) $2.1 million related to a hauling, recycling and transfer station held for sale. In addition, Chambers reversed prior year provisions of $6.6 million for losses on divestitures for businesses that were subsequently retained.

     In 1993, Chambers also recorded charges of $4.9 million, consisting of $2.0 million for impaired assets and $2.9 million for abandoned projects. Additionally, there were charges in 1993 of $1.6 million for special directors and officers insurance premiums and $0.3 million for severance benefits paid to employees terminated in connection with the corporate and regional restructuring.

     In 1992, Chambers recorded a charge of $10.5 million for anticipated losses on planned asset divestitures and contractual commitments and recorded a charge of $12.4 million for asset impairments and abandoned projects. There was no cash flow effect for these unusual charges.

     In addition, Chambers recorded charges of $10.4 million in 1992 for financing and professional fees primarily related to the restructuring of its principal credit facilities and surety arrangements. Chambers also recorded a charge of $7.1 million for special directors and officers insurance premiums as a result of the shareholder litigation and charges of $3.8 million related to the reorganization of its corporate and regional operations. The latter charges were for employee severance, relocation and related transition costs, costs to close certain facilities and other related costs.

     Unusual Items -- Shareholder Litigation Settlement and Other Litigation Related Costs. Other income (expense) includes charges of $79.4 million, $5.5 million and $10.9 million for the years ended December 31, 1994, 1993 and 1992, respectively. The charge in 1994 consists of $75.3 million for the shareholder litigation settlement and $4.1 million for legal and other related costs. The charges in 1993 and 1992 are for legal and other costs related to the shareholder litigation. See "Description of Chambers -- Legal Proceedings." While Chambers believes these charges are adequate to provide for the settlement, certain of these amounts are estimates, and actual amounts will depend on the outcome of future events. If such estimated amounts are not adequate, additional charges against income would be made when such determinations are made.

     Other Income. Other income, primarily interest, decreased to $1.8 million in 1994 from $3.6 million in 1993 and $6.5 million in 1992, due primarily to the use of funds for debt reductions and capital expenditures, as well as the reduction in market interest rates during 1993.

     Interest Expense. Interest expense decreased to $23.8 million in 1994 from $29.2 million in 1993 and $31.6 million in 1992. Interest expense in each period was less than total interest charges as a result of interest capitalization related to Chambers' development of landfills. Capitalized interest totaled $3.0 million, $3.5 million and $6.7 million during 1994, 1993 and 1992, respectively. Interest costs, excluding the effect of capitalized interest, decreased to $26.8 million during 1994 as compared with $32.6 million in 1993 and $38.3 million in 1992. The decrease in interest costs is attributable primarily to the reduced level of debt outstanding.

     Income Taxes. The income tax benefit for 1994 reflects the effect of a tentative agreement with the Internal Revenue Service regarding the tax treatment of certain costs and expenses deducted for financial statement purposes in open tax years and results from an adjustment to the estimated tax effect of Chambers' financial statement restatement in 1991. The provision for income taxes for 1993 reflects the benefit of estimated temporary differences and includes $0.5 million of additional state income tax related to the gain on sale of the Company's collection, hauling and landfill operations in Indiana. The provision for income taxes for 1992 results primarily from limitations imposed on the net operating loss carrybacks for federal and state income tax purposes. Chambers estimates its tax net operating loss carryforwards at December 31, 1994 to be approximately $232 million, the majority of which expire in 2007. The potential benefits of unused tax net operating loss carryforwards have not been recognized in the accompanying financial statements because management has not concluded that realization of such benefits is more likely than not.

     Effective January 1, 1993, Chambers adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," using an asset and liability approach. That statement supersedes

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

SFAS No. 96 which was adopted by Chambers in 1988. There was no effect on Chambers' financial statements upon adoption of the new standard using the cumulative effect method.

LIQUIDITY AND CAPITAL RESOURCES

     Cash Flows. Cash and cash equivalents decreased to $23.5 million at December 31, 1994, as compared to $44.6 million and $45.9 million at December 31, 1993 and 1992, respectively. Chambers' working capital decreased to a deficit of $12.2 million at the end of 1994 from a positive $30.1 million and $52.6 million at the end of 1993 and 1992, respectively. The decrease in working capital reflects, in part, significant reductions made to Chambers' long-term obligations and increases in current maturities of long-term obligations.

     Cash provided by operating activities was $32.1 million in 1994 and $35.9 million in 1993, representing a significant improvement from the $12.1 million provided in 1992. Included in operating activities were $5.0 million, $17.3 million and $26.2 million of tax refunds for 1994, 1993 and 1992, respectively.

     Investing activities include cash proceeds of $3.2 million in 1994, $53.1 million in 1993 and $35.5 million in 1992 realized from the disposition of assets. In 1993 and 1994, Chambers completed a series of asset sales to various parties in conjunction with its divestiture program and in 1992 sold its security services business. (See Note E to Chambers' consolidated financial statements). Investing activities in 1994 also reflect $17.9 million in net escrow activity, primarily related to the receipt of $11.3 million in cash from divestiture proceeds that were held in escrow at the end of 1993.

     During 1994 and 1993, capital expenditures totaled $39.8 million and $38.1 million, respectively, a substantial reduction from the $132.8 million used for capital and acquisition expenditures in 1992. Included in 1992 was $20.9 million for the acquisition of eight hauling companies and property and permit rights related to two landfills. In addition, 1992 included a higher level of landfill construction activity as compared with 1993 and 1994, as a number of landfill sites previously under development were constructed.

     Cash used in financing activities included $35.3 million, $60.7 million and $55.4 million of principal payments on long-term obligations in 1994, 1993 and 1992, respectively. In addition, 1993 included the receipt of $10.2 million previously used in 1992 as cash collateral to support certain of Chambers' business activities, which were collateralized in 1993 by letters of credit.

     Credit Facilities and Refinancing. In July 1993, Chambers executed comprehensive amendments to its bank credit facility (the "Credit Facility") and its note purchase agreements under which Chambers issued senior notes (the "Senior Notes"). The amendments to the Credit Facility and Senior Note agreements (collectively, as amended, the "Amended Agreements") included revisions to the terms and conditions of the original agreements and provided for additional terms and conditions with respect to future periods. Chambers' lenders and bonding company were granted security interests in substantially all of the assets of Chambers, and an intercreditor agreement has been executed among the Credit Facility banks, the Senior Note holders and the bonding company with respect to priority of interests in collateral and access to assets.

     In November 1994, Chambers executed additional amendments (the "Amendments") to the Amended Agreements which included waivers (with respect to noncompliance of consolidated working capital and consolidated tangible net worth covenants attributable to the proposed settlement of the shareholder litigation and financial statement delivery covenants) and revisions to the terms and conditions of the Amended Agreements, principally with respect to payment terms and compliance covenants.

     The Amendments provide that 90% of the $74.4 million scheduled payments previously due on July 1, 1995 may be deferred until July 1, 1996, with further deferral to December 31, 1996, at Chambers' option, of up to 75% of the $95.5 million scheduled payments previously due on October 31, 1995 and December 30, 1995 and all of the $95.5 million scheduled payments due on October 31, 1996 and December 30, 1996. Certain of such scheduled payments due in 1995 and 1996 will be reduced by pro rata payments made prior to the scheduled payment dates. The non-deferred portion of these scheduled payments will be applied to reduce Senior Note obligations, industrial revenue bond obligations and letters of credit issued under the Credit Facility. The Amendments also provide that the remaining originally scheduled principal payments on the Senior Notes due after 1996 become due on December 31, 1996.

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

     The Amendments require, however, that Chambers reduce Senior Note and Credit Facility obligations by a total of $60 million, primarily through the payment of the non-deferred portions of the scheduled payments discussed above and other scheduled payments, between August 31, 1994 and December 31, 1995, of which $20 million must occur by January 31, 1995. Of the $60 million, $23.7 million has been paid to date, with the January 1995 payment requirement having been satisfied. Portions of the remaining required payments are expected to be satisfied by currently available funds and operating cash flow; however, in the absence of the Merger and related refinancing of the Senior Note and Credit Facility obligations during 1995, Chambers will need to refinance the Senior Note and Credit Facility obligations on a stand-alone basis or complete significant divestitures to satisfy any remaining payments. Under the Amendments, Chambers is also required to pay to the holders of the Senior Notes and the Credit Facility banks the amount by which its daily average unrestricted cash balance exceeds $40 million for any calendar month, and a minimum of 50% of the net proceeds from specified divestitures as permitted by the Amendments, which proceeds will be applied to the $60 million discussed above.

     The Amendments also provide for the issuance to the Senior Note holders and Credit Facility banks, at nominal consideration, of shares of Chambers Class A Common Stock in the event Chambers has not refinanced the Senior Note and Credit Facility obligations prior to October 1, 1995. On that date, additional shares equal to 4% of Chambers Class A Common Stock then issued and outstanding would become issuable. Additional shares equal to 4% of Chambers Class A Common Stock then issued and outstanding issuable if Chambers has not refinanced prior to April 1, 1996.

     The Amendments contain financial covenants which require Chambers to maintain minimum levels of tangible net worth, working capital and quarterly cash flows from operations. The Amendments also prohibit the incurrence of additional indebtedness and the payment of cash dividends and limit annual cash capital expenditures.

     Chambers anticipates that the combined company will refinance substantially all of the indebtedness of Chambers and USA Waste, including the Senior Note and Credit Facility obligations of Chambers, before or at the time of the Merger. Upon any refinancing of the Senior Note and Credit Facility obligations, Chambers expects to pay an early redemption premium to the Senior Note holders (the "Premium") based on the difference between the interest rates on the Senior Notes and an adjusted rate for U.S. Treasury securities having a similar maturity. Based on interest rates on U.S. Treasury securities at December 31, 1994, if the refinancing were to occur on June 30, 1995, Chambers' management's estimate of the approximate date of the Merger, the Premium would be approximately $7.0 million.

     The Amendments also require payment of escalating extension fees by Chambers to the Senior Note holders and Credit Facility banks, based upon the principal amounts outstanding as of the beginning of each calendar quarter, until such time as the existing debt under these agreements has been retired. Such extension fees are expected to aggregate approximately $0.7 million through June 30, 1995.

     The amount shown above for the Premium is an estimate, and the final amount will depend on the date of the refinancing, the interest rate on U.S. Treasury securities and the actual principal amounts outstanding under the Senior Notes at the date of the refinancing. The estimated extension fees and the Premium are being charged to interest expense through the period ending June 30, 1995. At December 31, 1994, Chambers had accrued a total of $1.2 million related to the Premium. In addition, a fee of approximately $0.7 million paid upon execution of the Amendments was charged to interest expense in 1994.

     In the event the Merger is not consummated, Chambers intends to seek refinancing for its Senior Note and Credit Facility obligations. It is anticipated that such refinancing could be completed by September 30, 1995; however, management of Chambers believes that such refinancing would not be available to Chambers on a stand-alone basis without significant dilution to the stockholders of Chambers. If a refinancing were to occur on September 30, 1995, the Premium amount would be approximately $5.5 million. In addition, $0.9 million of additional extension fees would be incurred.

     In the event that the Merger is not consummated, Chambers would necessarily undertake a series of actions to provide for liquidity and funding of the Settlement Agreements. Chambers has the ability to

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

abandon the Settlement Agreements in the absence of funding sufficient to comply with the payment obligations. However, it is the intention of Chambers, should the Merger not be consummated, to seek a refinancing and to delay the funding of the Settlement Agreements rather than abandon such agreements.

     Chambers believes that a refinancing cannot be obtained in the absence of a settlement of the shareholder litigation. While Chambers has, under certain circumstances, alternate available financing through a funding agreement with USA Waste as described in the following paragraph in an amount sufficient to satisfy Chambers' obligations under the Settlement Agreements, actual payments under such funding agreement remain subject to the consent of Chambers' current lending group. In the alternative, Chambers could delay the implementation of the shareholder litigation settlement until refinancing has been obtained.

     Pursuant to requirements negotiated in connection with the Merger Agreement, USA Waste and Chambers developed a plan for the financing of certain of Chambers' obligations, including a $6.8 million obligation that was due in January 1995 and $70 million of the $85.9 million in payments that may be required pursuant to the Settlement Agreements with respect to the shareholder litigation. The purpose of the financing plan, the requirements of which were imposed by Chambers as a condition to proceeding with the negotiation and execution of the Merger Agreement, was to provide Chambers with the ability to fund these payment obligations pending the Merger and in the event that the parties were subsequently unable or unwilling to proceed with the Merger. The financing plan was set forth in a letter agreement executed on December 19, 1994. To provide for the payment of the $6.8 million obligation, USA Waste agreed (i) to accelerate to January 30, 1995 the payment of $2.5 million on certain promissory notes owing by USA Waste to Chambers with respect to a previous transaction and (ii) to enter into a letter of intent pursuant to which USA Waste would agree to acquire certain assets from Chambers and make a deposit of $4.3 million to be applied against the purchase price for such assets. These payments were made and a letter of intent was executed providing for the purchase of certain assets, including a hauling company in Charlotte, North Carolina, and a landfill and a waste collection facility in Lake, Mississippi. The letter of intent will expire upon the Merger. In the event the Merger Agreement is terminated, the closing of the asset purchase will occur within 75 days after such termination. To provide for the funding of the initial $25 million settlement payment due upon final approval of the settlement of the shareholder litigation, USA Waste agreed to make an advance purchase of airspace rights at certain of Chambers' landfills in the aggregate amount of $25 million. Such payment would be made within 30 days after final court approval of the Settlement Agreements and expiration of the applicable appeal period. To provide for the payment of the subsequent $45 million settlement payment on the shareholder litigation, USA Waste and Chambers have agreed to negotiate an agreement for the purchase by USA Waste from Chambers of an asset or group of assets or airspace rights mutually selected by USA Waste and Chambers and having a fair market value of not less than $45 million. Payment of such amount is required not later than one year from the date of final court approval of the Settlement Agreements and the expiration of the applicable appeal period. In the event Chambers completes a refinancing of its current indebtedness, including amounts due with respect to the shareholder litigation, USA Waste's obligation to finance the $45 million payment will lapse and USA Waste will have an option to require Chambers to repurchase, and Chambers will have an option to require USA Waste to sell, any unused airspace purchased in advance by USA Waste.

     In the absence of a settlement of the shareholder litigation and a refinancing of the Senior Note and Credit Facility obligations, Chambers would be compelled to implement an action plan to ensure continuing liquidity. The steps that would be necessary with respect to liquidity would include a reduction in discretionary capital expenditures with respect to current transfer station and methane recovery projects. Capital expenditures for vehicle and heavy equipment purchases would be reduced to a maintenance level, or otherwise deferred, and Chambers would employ lease financing programs, to the extent available, for certain equipment, in substitution for capital expenditure programs currently planned. Chambers would also resume and accelerate its divestiture program with respect to non-core assets and operations. As an additional step, Chambers would endeavor to accelerate remaining tax refunds and to substitute surety bond programs where permitted, with respect to closure and post-closure bond requirements, for cash collateral programs presently in place in certain jurisdictions.

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     Should the Merger not be consummated, management of Chambers believes that the foregoing plan of action would be adequate to maintain compliance with the covenants and payment obligations under its Senior Note and Credit Facility obligations through December 31, 1995, and would provide a sufficient period of time to achieve a refinancing, which in turn would permit the implementation of the settlement of the shareholder litigation. As indicated above, the Amendments provide that deferred payments previously due on July 1, 1995 may be deferred until July 1, 1996, with other deferred payments becoming due in December 1996, and with the remaining originally scheduled payments due after 1996 becoming due on December 31, 1996. With the bulk of Chambers' long-term obligations becoming due in the second half of 1996 under the Amendments, the liquidity of Chambers would be adversely affected if the Merger were not consummated or a refinancing or modification of the current lending agreements were not achieved in a timely fashion.

CAPITAL EXPENDITURES

     Landfill Expenditures, General. At the beginning of 1986, Chambers' operations were limited to three landfill sites and related collection and hauling activities. Since that time, Chambers has substantially expanded the number of landfill sites which it has designed, permitted and constructed. Currently Chambers owns or operates 14 sanitary landfills and one construction and demolition debris landfill, having made the necessary capital investments since 1986 to establish these landfill sites, and to develop the related collection, hauling, transfer station and recycling operations.

     Chambers has expended substantial amounts of capital to establish an integrated waste services business, from waste collection enterprises to disposal facilities, to meet the long-term needs of the communities and customers it services. Historically, Chambers has also expended capital to acquire additional waste services businesses, to fund property and equipment needs for internal expansion and to develop the infrastructure of its landfills. The infrastructure expenditures with respect to each site have been in major part nonrecurring, being required at the initial phase at each site in order to prepare the site for the receipt of waste and to support the operations of the landfill throughout its useful life. However, Chambers will continue to incur capital expenditures with respect to the construction of cells at existing sites to accommodate the daily receipt of waste and to ensure compliance with environmental and other regulations.

     The liquidity of Chambers' operations is more heavily influenced by its landfill operations than by its collection, hauling, transfer station and recycling operations. Chambers' liquidity is adversely affected during periods of increased construction activity involved in the establishment of new landfill sites, with revenues commencing only upon opening the sites for the receipt of waste and the delivery of waste to the sites. Liquidity is improved following the opening of new sites, to the extent that landfill capital expenditures for additional cell construction are substantially lower than the initial construction costs.

     However, additional cash is required later in the life cycle of a landfill to fund closure and post-closure costs. Therefore, it is important for Chambers to increase the volume received in each landfill as soon as possible after commencement of operations.

     Chambers' management believes that the operations of the existing sites plus a combination of existing cash and asset sales will support the operational requirements of Chambers, including the construction of additional cells for the receipt of waste. Funds supporting those sites which Chambers has under development have previously been generated from capital markets and through project financing from industrial revenue bond sources. Over the past three years, however, Chambers' access to capital markets for purposes of new development has been restricted. Chambers' management believes the proposed Merger with USA Waste will open capital markets that will enable new landfill development as well as continued development of existing sites. However, should the proposed Merger not be consummated, development of additional new landfill sites will be limited.

     Historical Capital Expenditures. Construction and development expenditures of $26.9 million in 1994, $26.7 million in 1993, and $81.1 million in 1992 were related principally to the various phases of the permitting, design and construction of new landfill sites and the expansion of existing sites. During 1993, Chambers opened a landfill in Amelia County, Virginia. During 1992, Chambers opened landfills in Atlanta,

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

Georgia, and Allegany County, Maryland, and acquired a landfill in Okeechobee County, Florida, having incurred expenditures with respect to such sites in 1992 and prior years.

     Capital equipment additions of $10.9 million in 1994, $11.0 million in 1993 and $25.6 million in 1992 include the purchase of equipment for Chambers' intermodal rail transportation system and the lease buyouts of vehicles and equipment.

     Other property and equipment additions of $2.0 million in 1994, $0.4 million in 1993 and $5.2 million in 1992 were made for buildings, building improvements, furniture and fixtures, computer equipment and other assets.

     Chambers also invested $20.9 million in the acquisition of waste services businesses in 1992.

     Capital Expenditures, 1995. Chambers anticipates that approximately $33 million will be expended in 1995 for construction and development activities. The anticipated capital expenditures are principally for construction of disposal capacity at existing landfills. Chambers anticipates that it will also spend approximately $10 million for vehicles and equipment during 1995. However, if Chambers is unable to generate the anticipated levels of proceeds from asset sales and cash flow from operations, or if the proposed Merger with USA Waste is not consummated, the level of 1995 capital expenditures will be limited.

ENVIRONMENTAL MATTERS

     Revisions to regulations under Subtitle D of RCRA, which were promulgated by the EPA in October 1991, established guidelines for the design, construction and operation of environmentally sound waste disposal facilities. These revisions generally became effective in October 1993, other than with respect to groundwater monitoring requirements which will be phased in over a five-year period, and financial responsibility requirements which become effective upon application for a modification of a permit or a new permit. Chambers anticipates that, in the near-term, it will continue to experience the discount pricing of landfill airspace by competitors, as facilities that anticipate the cessation of operations seek to maximize the utilization of current airspace prior to their closure.

     More stringent regulation, while requiring greater expenditures, is expected to increase opportunities for Chambers and others who have landfills that comply with these regulations, as noncomplying landfills have been and will be required, under Chambers' interpretation of current legislation, to cease operations. Chambers expects, however, that certain of the older, less environmentally secure landfills operated by its competitors will continue to operate in 1995 and beyond, depressing market prices for solid waste disposal in the interim.

     Chambers' principal development efforts from 1987 through 1994 have been in the creation of permitted landfill disposal capacity, with the design, operation and construction of environmentally sound facilities to serve its customers on a long-term basis. Since 1987, Chambers had advanced its program of site development, moving from a level of 10 million tons of permitted airspace capacity in 1987 to 191 million tons of remaining permitted airspace capacity in 1994, which includes 60 million tons of permitted airspace related to two permitted but undeveloped landfill projects. The strategic direction of Chambers' efforts has been consistent with the industry trend of the closure of landfill sites which do not provide adequate protection for the environment and the creation of sound disposal facilities which minimize the risk to the environment from contamination.

     Chambers has made every effort to meet the numerous regulatory challenges facing the waste services industry, and management believes that Chambers will not experience a long-term negative impact from the implementation of the regulations under Subtitle D of RCRA. Current landfill design and construction by Chambers have been performed in compliance with state regulations and in anticipation of the federal requirements. Chambers' South Carolina landfills have permit expansion applications pending which will meet the revisions to Subtitle D of RCRA but currently operate in disposal areas that comply with current state regulations but which are not in compliance with Subtitle D.

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

     Chambers' operation within the environmental services industry also subjects it to future financial obligations with regard to closure and post-closure monitoring and site maintenance costs associated with the solid waste landfills it operates. Chambers' engineers estimate such costs based on the technical requirements of the U.S. Environmental Protection Agency's Subtitle D regulations and the proposed air emissions standards under the Clean Air Act, as they are being applied on a state-by-state basis.

     Final closure and post-closure monitoring and site maintenance costs represent the costs related to cash expenditures to be incurred after a landfill ceases to accept waste and closes. Such costs include final capping of the site and site inspections, groundwater monitoring, leachate management, methane gas control and maintenance costs to be incurred for up to 30 years after the facility closes. Final closure and post-closure monitoring and site maintenance costs are estimated to be approximately $140 million at the time all Chambers landfills have reached their respective capacity. The accrual for these costs is recorded as airspace at the respective landfill site is consumed.

     In addition, Chambers expects to incur other closure costs, principally related to capping and methane gas control activities, during the operating lives of the landfill sites. The accrual for these costs is also recorded as airspace at the respective landfill site is consumed.

     As of December 31, 1994, accrued liabilities for all closure and post-closure monitoring and maintenance costs totaled $25.6 million, of which $1.5 million is expected to be expended in 1995. Chambers periodically reviews and updates the underlying assumptions used to determine such estimates and, accordingly, the estimate of total projected costs is subject to periodic revision and adjustment.

                     DESCRIPTION OF USA WASTE CAPITAL STOCK

     USA Waste is currently authorized to issue 50,000,000 shares of Common Stock, par value $.01 per share, of which 22,967,256 shares were outstanding on the Record Date. If the proposed amendment to the Certificate of Incorporation of USA Waste to increase the number of authorized shares of USA Waste Common Stock is approved by the shareholders of USA Waste, USA Waste will be authorized to issue 150,000,000 shares of USA Waste Common Stock. USA Waste is also authorized to issue 10,000,000 shares of Preferred Stock, none of which are outstanding. USA Waste has reserved for future issuance 3,698,113 shares issuable upon conversion of its 8 1/2% Convertible Subordinated Debentures Due 2002, 2,407,087 shares upon exercise of outstanding warrants, and 1,504,628 shares issuable under its 1990 Stock Option Plan and 1993 Stock Incentive Plan.

COMMON STOCK

     Each holder of USA Waste Common Stock is entitled to one vote per share held of record on each matter submitted to shareholders. Cumulative voting for the election of directors is not permitted, and the holders of a majority of shares voting for the election of directors can elect all members of the USA Waste Board of Directors.

     Subject to the rights of any holders of Preferred Stock, holders of record of shares of USA Waste Common Stock are entitled to receive ratably dividends when and if declared by the USA Waste Board of Directors out of funds of USA Waste legally available therefor. In the event of a voluntary or involuntary winding up or dissolution, liquidation, or partial liquidation of USA Waste, holders of USA Waste Common Stock are entitled to participate ratably in any distribution of the assets of USA Waste, subject to any prior rights of holders of any outstanding Preferred Stock.

     Holders of USA Waste Common Stock have no conversion, redemption, or preemptive rights. All outstanding shares of USA Waste Common Stock are validly issued, fully paid, and nonassessable.

PREFERRED STOCK

     The USA Waste Board of Directors is authorized, without further approval of the shareholders, to issue the Preferred Stock in series and with respect to each series, to fix its designations, relative rights (including voting, dividend, conversion, sinking fund, and redemption rights), preferences (including with respect to dividends and upon liquidation), privileges, and limitations. The Board of Directors of USA Waste, without shareholder approval, may issue Preferred Stock with voting and conversion rights, both of which could adversely affect the voting power of the holders of USA Waste Common Stock, and dividend or liquidation preferences that would restrict Common Stock dividends or adversely affect the assets available for distribution to holders of shares of Common Stock upon USA Waste's dissolution.

AUTHORIZED BUT UNISSUED SHARES

     Authorized but unissued shares of USA Waste Common Stock or Preferred Stock can be reserved for issuance by the Board of Directors of USA Waste from time to time without further shareholder action for proper corporate purposes, including stock dividends or stock splits, raising equity capital, and structuring future corporate transactions, including acquisitions.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the USA Waste Common Stock is The First National Bank of Boston, Boston, Massachusetts.

LIMITED LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Certificate of Incorporation of USA Waste provides that the directors of USA Waste shall not be liable to USA Waste or its shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the OGCA. The foregoing limitation does not eliminate or limit the liability of a director for any breach of a director's duty of loyalty to USA Waste or its shareholders, for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, for any transaction from which the director derived an improper personal benefit, or for approval of the unlawful payment of a dividend or an unlawful stock purchase or redemption. The Certificate of Incorporation of USA Waste also provides that USA Waste shall indemnify, and advance litigation expenses to, its officers, directors, employees, and agents to the fullest extent permitted by the OGCA and all other laws of the State of Oklahoma.

     The OGCA provides that USA Waste has the power to indemnify any person who is sued or threatened to be made a named party in a proceeding, other than an action by or in the right of USA Waste, because such person is or was a director, officer, employee, or agent of USA Waste or is or was serving at the request of USA Waste as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses actually and reasonably incurred by such person in connection with such proceeding. In order to be indemnified, the person must have (1) acted in good faith; (2) acted in a manner he reasonably believed to be in or not opposed to the best interests of USA Waste, and (3) with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The indemnification includes attorneys' fees, judgments, fines, and amounts paid in settlement.

     The OGCA also provides that USA Waste may indemnify any person who is sued or threatened to be made a named party in a proceeding by or in the right of USA Waste to procure a judgment in its favor because such person is or was a director, officer, employee, or agent of USA Waste, or is or was serving at the request of USA Waste as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. In order to be indemnified, the person must have conducted himself or herself in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of USA Waste. No indemnification may be made, however, with respect to any claim, issue, or matter as to which such person shall have been judged to be liable to USA Waste unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.

     Indemnification by USA Waste is subject to a determination that the director, officer, employee, or agent has met the applicable standard of conduct. The determination must be made (1) by a majority vote of a quorum of the USA Waste Board of Directors, consisting only of directors who were not parties to such action, suit or proceeding; (2) if such a quorum cannot be obtained, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the shareholders of USA Waste.

     USA Waste maintains an officers and directors liability insurance policy insuring officers and directors of USA Waste and its subsidiaries against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The effect of such policy is to indemnify the officers and directors of USA Waste against losses incurred by them while acting in such capacities.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers, or persons controlling USA Waste pursuant to the foregoing provisions, USA Waste had been informed that in the opinion of the Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

                                 LEGAL MATTERS

     The validity of the USA Waste Common Stock to be issued in connection with the Merger will be passed upon by Snell & Smith, P.C., Houston, Texas. Certain legal issues and tax consequences of the Merger will be passed upon for USA Waste by Andrews & Kurth L.L.P., Houston, Texas and for Chambers by Sullivan & Cromwell, New York, New York and Thorp, Reed & Armstrong, Pittsburgh, Pennsylvania.

                                    EXPERTS

     The consolidated financial statements of USA Waste at December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, included and incorporated by reference in this Joint Proxy Statement and Prospectus have been included and incorporated by reference herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Envirofil for the year ended June 30, 1993 referred to in this Joint Proxy Statement and Prospectus, and the combined financial statements of the Acquired New Jersey Solid Waste Companies as of December 31, 1992 and 1993 and for each of the three years in the period ended December 31, 1993 incorporated into this Joint Proxy Statement and Prospectus by reference to Envirofil, Inc.'s Form 8-K filed with the Commission on February 28, 1994, as amended by Envirofil, Inc.'s Form 8-K/A filed with the Commission on May 11, 1994, have been included in reliance upon the report of Arthur Andersen LLP, independent public accountants, given on the authority of that firm as experts in accounting and auditing in giving said report.

     The consolidated financial statements of Chambers at December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, included and incorporated by reference in this Joint Proxy Statement and Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included in reliance upon their authority as experts in accounting and auditing.

                 PROPOSALS OF SHAREHOLDERS FOR ANNUAL MEETINGS

     The Board of Directors of USA Waste will consider proposals of shareholders intended to be presented for action at the 1996 Annual Meeting of Shareholders. A shareholder proposal must be submitted in writing and be received at USA Waste's principal executive offices, 5000 Quorum Drive, Suite 300, Dallas, Texas 75240 no later than January 14, 1996, to be considered for inclusion in USA Waste's proxy statement and form of proxy relating to the 1996 Annual Meeting of Shareholders. Submission of a shareholder proposal does not assure inclusion in the proxy statement or form of proxy because proposals must meet certain Commission rules.

     If the Merger is not consummated, it is presently anticipated that the 1995 Annual Meeting of Stockholders of Chambers will be held on October 18, 1995. If such meeting is held, stockholder proposals intended to be presented at such meeting must be received by Chambers, addressed to the Secretary at 10700 Frankstown Road, Pittsburgh, Pennsylvania 15235, no later than August 15, 1995, to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

                                 OTHER MATTERS

     The Boards of Directors of USA Waste and Chambers do not know of any other matters to be presented for action at the USA Waste Annual Meeting or the Chambers Special Meeting other than those listed in the Notice of Meeting and referred to herein. Under Delaware law, no other matters may come before the Chambers Special Meeting. If any other matter should properly come before the USA Waste Annual Meeting or any adjournment thereof, it is intended that the proxies solicited hereby be voted with respect to such matters in accordance with the judgment of the persons voting such proxies.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
USA WASTE SERVICES, INC.
Report of Independent Accountants.....................................................   F-2
Report of Independent Public Accountants..............................................   F-3
Consolidated Balance Sheets as of December 31, 1993 and 1994..........................   F-4
Consolidated Statements of Income for the Years Ended December 31, 1992, 1993 and
  1994................................................................................   F-5
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1992,
  1993 and 1994.......................................................................   F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 1992, 1993 and
  1994................................................................................   F-7
Notes to Consolidated Financial Statements............................................   F-8

CHAMBERS DEVELOPMENT COMPANY, INC.
Report of Independent Auditors........................................................  F-20
Consolidated Balance Sheets as of December 31, 1993 and 1994..........................  F-21
Consolidated Statements of Operations for the Years Ended December 31, 1992, 1993 and
  1994................................................................................  F-22
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1992,
  1993 and 1994.......................................................................  F-23
Consolidated Statements of Cash Flows for the Years Ended December 31, 1992, 1993 and
  1994................................................................................  F-24
Notes to Consolidated Financial Statements............................................  F-25

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
USA Waste Services, Inc.

     We have audited the accompanying consolidated balance sheets of USA Waste Services, Inc. (the "Company") as of December 31, 1993 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Envirofil, Inc., which the Company acquired on May 27, 1994, through a transaction accounted for under the pooling of interests method, which statements reflect total revenues constituting 8 percent in 1992 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Envirofil, Inc., is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Dallas, Texas
March 10, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Envirofil, Inc.:

     We have audited the consolidated statements of operations, shareholders' equity (deficit) and cash flows of Envirofil, Inc. (a Delaware corporation) and subsidiaries for the year ended June 30, 1993 prior to the restatement (and, therefore, are not presented herein) for the acquisition of Envirofil, Inc. accounted for under the pooling of interests method of accounting as described in Note 2 to the restated consolidated financial statement of USA Waste Services, Inc. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and schedules based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations, shareholders' equity (deficit) and cash flows of Envirofil, Inc. and subsidiaries for the year ended June 30, 1993, in conformity with generally accepted accounting principles.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index to the Envirofil, Inc. financial statements prior to the restatement (and, therefore, are not presented herein) as discussed above are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                            ARTHUR ANDERSEN LLP

Philadelphia, PA.
September 22, 1993

                            USA WASTE SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                        1993           1994
                                                                    ------------   ------------
                                            ASSETS
Current assets:
  Cash and cash equivalents.......................................  $  4,626,000   $  6,613,000
  Accounts receivable, net of allowance for doubtful accounts of
     $1,249,000 and $2,369,000....................................    13,291,000     19,992,000
  Notes and other receivables.....................................     2,016,000      8,072,000
  Prepaid expenses and other......................................     2,545,000      2,361,000
                                                                    ------------   ------------
          Total current assets....................................    22,478,000     37,038,000
Notes and other receivables.......................................     2,763,000      2,462,000
Property and equipment, net.......................................   149,097,000    182,415,000
Excess of cost over net assets of acquired business, net..........    42,702,000     73,305,000
Other intangible assets, net......................................    11,915,000     14,375,000
Other assets......................................................     9,864,000     13,572,000
                                                                    ------------   ------------
          Total assets............................................  $238,819,000   $323,167,000
                                                                    ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................................  $  8,382,000   $ 12,023,000
  Accrued liabilities.............................................     9,691,000     12,783,000
  Deferred revenues...............................................     1,481,000      1,783,000
  Current maturities of long-term debt............................     3,559,000      1,830,000
                                                                    ------------   ------------
          Total current liabilities...............................    23,113,000     28,419,000
Revolving credit facility.........................................    55,500,000     98,000,000
Convertible subordinated debentures...............................    49,000,000     49,000,000
Other long-term debt..............................................     7,115,000      6,903,000
Closure, post-closure and other liabilities.......................    14,168,000     17,067,000
Deferred income taxes.............................................    11,842,000     15,792,000
                                                                    ------------   ------------
          Total liabilities.......................................   160,738,000    215,181,000
                                                                    ------------   ------------
Commitments and contingencies.....................................            --             --
Stockholders' equity:
  Preferred stock, $1.00 par value;
     10,000,000 shares authorized;
     none and 14,000 shares issued................................        14,000             --
  Common stock, $.01 par value;
     50,000,000 shares authorized;
     18,819,861 and 22,729,548 shares issued......................       188,000        227,000
  Additional paid-in capital......................................    80,041,000     95,758,000
  Retained earnings...............................................       696,000     13,962,000
  Less treasury stock, 219,285 and 149,285 shares at cost.........    (2,858,000)    (1,961,000)
                                                                    ------------   ------------
          Total stockholders' equity..............................    78,081,000    107,986,000
                                                                    ------------   ------------
          Total liabilities and stockholders' equity..............  $238,819,000   $323,167,000
                                                                    ============   ============

   The accompanying notes are an integral part of these financial statements.

                            USA WASTE SERVICES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------
                                                          1992          1993          1994
                                                       ----------    ----------    -----------
Operating revenues............................        $57,049,000   $93,753,000   $176,235,000
                                                      -----------   -----------   ------------
Costs and expenses:
  Operating...................................         28,128,000    49,251,000    101,069,000
  General and administrative..................         11,612,000    17,497,000     23,463,000
  Merger costs................................                 --            --      3,782,000
  Stock compensation expense..................          5,249,000       923,000             --
  Restructuring charges.......................          1,507,000            --             --
  Depreciation and amortization...............          5,776,000    10,558,000     18,785,000
                                                      -----------   -----------   ------------
                                                       52,272,000    78,229,000    147,099,000
                                                      -----------   -----------   ------------
Income from operations........................          4,777,000    15,524,000     29,136,000
                                                      -----------   -----------   ------------
Other income (expense):
  Interest expense, net.......................         (4,212,000)   (6,856,000)   (10,385,000)
  Interest income.............................            610,000     1,113,000        591,000
  Other, net..................................             15,000       822,000      2,249,000
                                                      -----------   -----------   ------------
                                                       (3,587,000)   (4,921,000)    (7,545,000)
                                                      -----------   -----------   ------------
Income before provision for income taxes......          1,190,000    10,603,000     21,591,000
Provision for income taxes....................          3,955,000     5,413,000      7,760,000
                                                      -----------   -----------   ------------
Income (loss) from continuing operations......         (2,765,000)    5,190,000     13,831,000
Gain on sale of discontinued operations,
  net of income taxes.........................            897,000            --             --
                                                      -----------   -----------   ------------
Income (loss) before extraordinary item.......         (1,868,000)    5,190,000     13,831,000
Extraordinary income from forgiveness of debt,
  net of income taxes.........................         10,066,000            --             --
                                                      -----------   -----------   ------------
Net income....................................          8,198,000     5,190,000     13,831,000
Preferred dividends...........................            152,000       582,000        565,000
                                                      -----------   -----------   ------------
Income available to common shareholders.......        $ 8,046,000   $ 4,608,000   $ 13,266,000
                                                      ===========   ===========   ============
Earnings (loss) per common share:
  Continuing operations.......................        $     (0.20)  $      0.26   $       0.61
  Discontinued operations.....................               0.06            --             --
  Extraordinary income........................               0.68            --             --
                                                      -----------   -----------   ------------
          Earnings per common share...........        $      0.54   $      0.26   $       0.61
                                                      ===========   ===========   ============
Weighted average number of common and common
  equivalent shares outstanding...............         14,878,174    18,055,801     21,842,049
                                                      ===========   ===========   ============

   The accompanying notes are an integral part of these financial statements.

                            USA WASTE SERVICES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                          ADDITIONAL
                                                   PREFERRED    COMMON     PAID-IN      RETAINED      TREASURY
                                                     STOCK      STOCK      CAPITAL      EARNINGS       STOCK
                                                   ---------   --------   ----------   -----------   ----------
Balance, December 31, 1991.......................  $   4,000  $106,000   $37,264,000  $(14,936,000)  $        --
  Stock options exercised........................         --        --       157,000            --            --
  Conversion of subordinated notes to common
     stock.......................................         --     2,000     2,521,000            --            --
  Shares issued in acquisitions..................         --     5,000     5,660,000            --            --
  Effect of SRI acquisition accounted for as a
     pooling of interest.........................         --     8,000         2,000       (82,000)           --
  Conversion of preferred stock to subordinated
     debenture...................................     (2,000)       --    (2,998,000)           --            --
  Redemption of preferred stock..................     (2,000)       --    (1,995,000)           --            --
  Treasury stock purchased.......................         --        --            --            --    (1,526,000)
  Common stock subscriptions collected...........         --        --        77,000            --            --
  Conversion of debt to preferred stock..........    522,000        --            --            --            --
  Conversion of preferred stock, debt and accrued
     interest as part of reorganization to common
     stock.......................................   (522,000)   15,000     1,764,000            --            --
  Private placement of common stock as part of
     reorganization..............................         --    32,000     3,355,000            --            --
  Compensation charge for common stock warrants
     granted.....................................         --        --     6,353,000            --            --
  Private placement of common stock..............         --     4,000     4,785,000            --            --
  Series C Preferred Stock issued................      9,000        --     7,876,000            --            --
  Preferred dividends, 10% Series B,
     8% Series C.................................         --        --       173,000      (152,000)           --
  Net income.....................................         --        --            --     8,198,000            --
                                                   ---------   --------   ----------   -----------   -----------
Balance, December 31, 1992.......................      9,000   172,000    64,994,000    (6,972,000)   (1,526,000)
  Stock options exercised........................         --        --        30,000            --            --
  Shares issued in acquisitions..................         --    10,000     4,790,000            --            --
  Treasury stock purchased.......................         --        --            --            --    (1,332,000)
  Preferred stock subscriptions collected........         --        --        50,000            --            --
  Private placement of common stock..............         --     6,000     4,742,000            --            --
  Series D Preferred Stock issued................      5,000        --     5,212,000            --            --
  Compensation charge for common stock warrants
     granted.....................................         --        --        69,000            --            --
  Common stock issued for preferred stock
     dividends...................................         --        --       154,000      (582,000)           --
  Change in Envirofil fiscal year................         --        --            --     3,060,000            --
  Net income.....................................         --        --            --     5,190,000            --
                                                   ---------   --------   ----------   -----------   -----------
Balance, December 31, 1993.......................     14,000   188,000    80,041,000       696,000    (2,858,000)
  70,000 shares of treasury stock issued upon
     exercise of stock options...................         --        --      (597,000)           --       897,000
  Common stock issued for preferred stock
     dividends...................................         --     1,000     1,390,000      (565,000)           --
  Shares issued in acquisitions..................         --    16,000    14,506,000            --            --
  Conversion of preferred stock to common
     stock.......................................    (14,000)   19,000        (5,000)           --            --
  Stock warrants exercised.......................         --     3,000       148,000            --            --
  Compensation charge for common stock issued to
     directors...................................         --        --        83,000            --            --
  Stock options exercised........................         --        --       192,000            --            --
  Net income.....................................         --        --            --    13,831,000            --
                                                   ---------   --------   ----------   -----------   -----------
Balance, December 31, 1994.......................  $      --   $227,000  $95,758,000   $13,962,000   $(1,961,000)
                                                   =========   ========  ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                            USA WASTE SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                                             ------------------------------------------
                                                                                 1992           1993           1994
                                                                             ------------   ------------   ------------
Cash flows from operating activities:
  Net income...............................................................  $  8,198,000   $  5,190,000   $ 13,831,000
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization..........................................     5,776,000     10,558,000     18,785,000
    Deferred income taxes..................................................       943,000        995,000        200,000
    Minority interest......................................................       340,000          6,000             --
    Nonrecurring and other noncash items...................................     6,639,000      1,330,000             --
    Gain on disposal of assets, net........................................    (1,898,000)      (648,000)    (1,588,000)
    Adjustment for change in Envirofil fiscal year.........................            --       (930,000)            --
    Discontinued operations................................................       897,000             --             --
    Extraordinary income...................................................   (10,066,000)            --             --
    Change in assets and liabilities, net of effects of business acquisitions:
      (Increase) decrease in accounts receivable and other receivables.....      (535,000)       655,000     (4,562,000)
      (Increase) decrease in prepaid expenses and other....................      (440,000)       137,000        (27,000)
      Increase in other assets.............................................      (416,000)    (3,038,000)    (4,731,000)
      Increase (decrease) in accounts payable and accrued liabilities......     2,553,000     (3,827,000)    (3,099,000)
      Increase in deferred revenues and other liabilities..................       276,000        549,000         94,000
                                                                             ------------   ------------   ------------
Net cash provided by operating activities..................................    12,267,000     10,977,000     18,903,000
                                                                             ------------   ------------   ------------
Cash flows from investing activities:
  Acquisitions of businesses, net of cash acquired.........................   (25,527,000)   (64,709,000)   (23,944,000)
  Capital expenditures.....................................................    (6,370,000)   (23,324,000)   (40,876,000)
  Loans to others..........................................................    (4,320,000)    (4,932,000)    (7,504,000)
  Collection of loans to others............................................       980,000      1,607,000      1,743,000
  Proceeds from sale of assets.............................................       872,000      3,787,000     13,738,000
                                                                             ------------   ------------   ------------
Net cash used in investing activities......................................   (34,365,000)   (87,571,000)   (56,843,000)
                                                                             ------------   ------------   ------------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt.................................    50,292,000     55,922,000     44,260,000
  Principal payments on long-term debt.....................................   (30,393,000)   (10,903,000)    (4,976,000)
  Redemption of preferred stock............................................    (1,997,000)            --             --
  Net proceeds from issuance of preferred stock............................     7,889,000      9,537,000             --
  Net proceeds from issuance of common stock...............................     8,177,000     13,106,000             --
  Proceeds from exercise of warrants.......................................            --             --        151,000
  Proceeds from exercise of stock options..................................       157,000         30,000        492,000
  Net proceeds from stock subscriptions....................................        76,000         95,000             --
  Purchases of treasury stock..............................................    (1,526,000)    (1,332,000)            --
                                                                             ------------   ------------   ------------
Net cash provided by financing activities..................................    32,675,000     66,455,000     39,927,000
                                                                             ------------   ------------   ------------
Increase (decrease) in cash and cash equivalents...........................    10,577,000    (10,139,000)     1,987,000
Cash and cash equivalents at beginning of year.............................     4,188,000     14,765,000      4,626,000
                                                                             ------------   ------------   ------------
Cash and cash equivalents at end of year...................................  $ 14,765,000   $  4,626,000   $  6,613,000
                                                                             ============   ============   ============
Supplemental cash flow information:
  Cash paid during the year for:
    Interest...............................................................  $  2,140,000   $  6,571,000   $ 10,837,000
    Income taxes...........................................................       453,000      5,597,000      5,748,000
Supplemental disclosure of non-cash investing and financing activities:
  Acquisition of property and equipment through capital leases.............        30,000         62,000             --
  Conversion of preferred stock............................................     3,000,000             --             --
  Conversion of subordinated notes.........................................     2,523,000             --             --
  Issuance of common stock for preferred dividends.........................       173,000        327,000      1,391,000
  Acquisitions of businesses:
    Liabilities assumed....................................................    13,823,000     21,495,000     10,085,000
    Common stock issued....................................................     5,665,000      4,800,000     14,522,000
    Debt incurred..........................................................       240,000      4,925,000             --

   The accompanying notes are an integral part of these financial statements.

                            USA WASTE SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Organization -- USA Waste Services, Inc., an Oklahoma corporation (the "Company"), was incorporated in 1987. The Company is engaged in the non-hazardous solid waste management business and provides solid waste management services, consisting of collection, transfer, disposal, soil remediation and recycling services to municipal, commercial, industrial and residential customers. The Company conducts operations through subsidiaries in multiple locations nationwide.

     Principles of consolidation -- The consolidated financial statements include the accounts of USA Waste Services, Inc. and its subsidiaries after elimination of all material intercompany balances and transactions. Investments in which the Company does not exercise control, the affiliated companies operations are not consolidated and are accounted for under the equity method or cost method, as appropriate. As discussed in Note 2, the Company has restated its 1992 and 1993 financial statements to reflect the acquisition of Envirofil, Inc. ("Envirofil") consummated on May 27, 1994 and accounted for under the pooling of interests method of accounting.

     Cash and cash equivalents -- The Company's cash and cash equivalents consisted primarily of cash on deposit, certificates of deposit, money market accounts and investment grade commercial paper purchased with original maturities of three months or less.

     Concentrations of credit risk -- Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers and their dispersion across different geographic regions. The Company does not generally require collateral for its accounts receivable. The Company does not believe a material risk of loss exists with respect to its financial position due to concentrations of credit risk as of December 31, 1994.

     Property and equipment -- Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in current operations. Depreciation is provided over the estimated useful lives of the assets involved using the straight-line method. The estimated useful lives are twenty to thirty years for buildings and improvements, three to ten years for vehicles and machinery and equipment, three to twelve years for containers, and three to ten years for furniture and fixtures.

     Disposal sites are stated at cost and amortized as airspace is consumed. Disposal site costs include expenditures for acquisitions of land and related airspace, engineering and permitting costs, and direct site improvement costs, which management believes are recoverable. Interest cost is capitalized on landfill construction projects and amortized as airspace is consumed. Interest cost capitalized during 1994 was $1,011,000. Interest costs incurred during 1992, 1993 and 1994 were $4,212,000, $6,856,000 and $11,396,000, respectively.
Interest costs related to prior year landfill construction projects are not significant.

     Excess of cost over net assets of acquired businesses -- The excess of cost over net assets of acquired businesses is being amortized on a straight-line basis over twenty-five years from the dates of the respective acquisitions. Accumulated amortization was $1,970,000 and $4,740,000 at December 31, 1993 and 1994, respectively. The net remaining balance of the excess of cost over net assets acquired is assessed periodically based on the estimated recoverable value related to the businesses acquired. No provision for any impairment of the excess of cost over net assets of acquired businesses has been charged to operations.

     Accounting for acquisitions -- The Company assesses each acquisition to determine whether the pooling of interests or the purchase method of accounting for acquisitions is appropriate. For those acquisitions accounted for under the pooling of interests method the reported financial statements of the acquired company

                            USA WASTE SERVICES, INC.

are combined with those of the Company at their historical amounts, and all periods presented are restated to the combined amounts. For those acquisitions accounted for using the purchase method of accounting, the Company allocates the cost of an acquired business to the assets acquired and the liabilities assumed based on the information available at the time of acquisition. Estimates are revised during the allocation period as necessary when information regarding contingencies becomes available to define and quantify assets acquired and liabilities assumed. The allocation period will vary for each acquisition, but generally does not exceed one year. To the extent contingencies such as preacquisition environmental matters, litigation and related legal fees, and preacquisition tax matters are resolved or settled during the allocation period, they are included in the revised allocation of the purchase price. After the allocation period, the effect of such contingencies is included in results of operations in the period the adjustment is determined.

     Other intangible assets -- Other intangible assets consist primarily of customer lists, covenants not to compete, and licenses and permits. Other intangible assets are recorded at cost and amortized on a straight-line basis over three to ten years. Accumulated amortization was $2,940,000 and $3,600,000 at December 31, 1993 and 1994, respectively.

     Other assets -- Other assets consist primarily of restricted closure funds and debt issue costs. Debt issue costs are amortized on a straight-line basis over the term of the related debt agreement.

     Closure, post-closure and other liabilities -- The Company has material financial commitments for the costs associated with its future obligations for closure and post-closure costs of landfills it operates or for which it is otherwise responsible. While the precise amount of these future costs cannot be determined with absolute certainty, the Company has estimated that the aggregate closure and post-closure costs will be approximately $25,000,000, which, for each landfill will be fully accrued at the time the site stops accepting waste and is closed. As of December 31, 1993 and 1994, the Company has accrued $10,100,000 and $13,343,000, respectively, for final closure and post-closure costs of disposal facilities. The difference between the closure and post-closure costs accrued as of December 31, 1994 and the total estimated closure and post-closure costs to be incurred will be accrued and charged to expense as airspace is consumed. The Company also expects to incur approximately $40,000,000 related to capping activities expected to occur during the operating lives of these disposal sites. These costs are also being expensed over the useful lives of the disposal sites as airspace is consumed.

     The Company bases its estimates for these accruals on management's reviews performed not less than annually including input from its engineers and interpretations of current requirements and proposed regulatory changes. The closure and post-closure requirements are established under the standards of the U.S. Environmental Protection Agency's Subtitle D regulations as implemented and applied on a state-by-state basis. Closure and post-closure accruals consider estimates for the final cap and cover for the site, methane gas control, leachate management and groundwater monitoring, and other operational and maintenance costs to be incurred after the site stops accepting waste, which is generally expected to be for a period of up to thirty years after final site closure.

     All of the Company's disposal sites were previously operated by others. Accordingly, the Company assessed and recorded a closure and post-closure liability at the time the Company assumed closure responsibility based upon the estimated total closure and post-closure costs and the percentage of airspace utilized as of such date. Thereafter, the difference between the closure and post-closure costs accrued and the total estimated closure and post-closure costs to be incurred are accrued and charged to expense as airspace is consumed. Also in connection with the acquisition of certain businesses, the Company has recorded a current liability of approximately $2,000,000 as of December 31, 1994, relating to minor remediation activities that exist at certain of the Company's facilities.

                            USA WASTE SERVICES, INC.

     Income taxes -- Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities. Deferred tax expense represents the change in the deferred income tax balance.

     Revenue recognition -- The Company recognizes revenues as services are provided. Amounts billed and received prior to services being performed are included in deferred revenue.

     Earnings per share -- Earnings per share computations are based on the weighted average number of shares of common stock outstanding and the dilutive effect of stock options and warrants using the treasury stock method. The dilutive effect between primary and fully-dilutive earnings per share is less than 3% or is anti-dilutive for all periods presented and is therefore not disclosed in the accompanying statements of income.

     Reclassifications -- Certain amounts in prior year consolidated financial statements have been reclassified to conform to the 1994 presentations.

2. ACQUISITIONS:

     Since 1990, the Company has acquired several collection, transfer, recycling, disposal, and soil remediation businesses. These acquisitions were accounted for in accordance with the purchase or pooling of interests method of accounting depending on the terms of each transaction as described below. The most significant transaction has been the Company's acquisition of Envirofil consummated May 27, 1994. As a result of this acquisition accounted for under the pooling of interests method of accounting, the Company has restated its 1992 and 1993 financial statements to include Envirofil from the beginning of each period presented.

Envirofil

     In May 1994, approximately 9.7 million shares of Common Stock were issued in exchange for all the outstanding common stock of Envirofil. The acquisition has been accounted for as a pooling of interests, and accordingly, the accompanying financial information has been restated to include the accounts of Envirofil for all periods presented.

     Combined and separate results of operations of the Company and Envirofil are as follows:

                                   USA WASTE         ENVIROFIL         ADJUSTMENTS        COMBINED
                                  -----------       ------------       -----------       -----------
Three months ended March 31,
  1994 (unaudited):
     Operating revenues.........  $24,731,000       $ 13,473,000          $  --          $38,204,000
     Net income.................    2,264,000            439,000             --            2,703,000
Year ended December 31, 1993:
  Operating revenues............   78,137,000         15,616,000             --           93,753,000
  Net income (loss).............    9,582,000         (4,392,000)            --            5,190,000
Year ended December 31, 1992
  (Envirofil as of June 30,
     1993):
     Operating revenues.........   52,236,000          4,813,000             --           57,049,000
     Income (loss) from
       continuing operations....    7,344,000        (10,109,000)            --           (2,765,000)
     Extraordinary item.........           --         10,066,000             --           10,066,000
     Net income.................    7,344,000            854,000             --            8,198,000

                            USA WASTE SERVICES, INC.

     In connection with the acquisition, Envirofil changed its fiscal year end from June 30 to December 31 to conform with the Company's year end. Envirofil's operating results for the six months ended June 30, 1993 were included in both the statements of income for the years ended December 31, 1992 and 1993. The following is a condensed consolidated statement of income for Envirofil for the six months ended June 30, 1993:

    Operating revenues......................................................  $ 3,482,000
    Costs and expenses......................................................    6,390,000
                                                                              -----------
    Net loss................................................................   (2,908,000)
    Preferred dividends.....................................................     (152,000)
                                                                              -----------
    Adjustment to change fiscal year end....................................  $(3,060,000)
                                                                              ===========

     The Company's consolidated financial statements for 1992 include Envirofil's operating results for the year ended June 30, 1993, and have not been restated for the change in fiscal year of Envirofil. Costs related to the acquisition of $3,782,000 were charged to expense in the quarter the acquisition was consummated.

Other Poolings of Interests

     On September 30, 1993, the Company acquired Soil Remediation of Philadelphia, Inc. ("SRI") in a transaction accounted for as a pooling of interests. The Company acquired all the common stock of SRI in exchange for 800,000 shares of the Company's common stock and the assumption of approximately $9,000,000 of SRI's indebtedness. SRI owns and operates a thermal remediation facility in Pennsylvania. Since SRI commenced operations in the fall of 1992, the combined results of operations for the Company for 1992 are not significantly different than previously reported. Accordingly, the Company restated its balance sheet to include SRI as of December 31, 1992, but the related statements of income and cash flows relating to prior periods have not been restated. The results of operations of SRI for the nine months prior to the combination are -- Operating revenues $5,008,000; Net income $1,110,000.

     As of May 1, 1993, the Company acquired all of the outstanding common stock of Custom Disposal Services, Inc., ("Custom") in exchange for 262,231 shares of its common stock. At the time of its acquisition, Custom was controlled by affiliates of the Company. This transaction was accounted for in a manner similar to a pooling of interests. The results of the combined operations for the periods prior to the combination were not significantly different than previously reported, and accordingly, were not restated for prior periods (see
Note 11). Effective September 30, 1994, the Company sold substantially all of Custom's assets.

Purchases

     During 1994, the Company made several acquisitions that were accounted for under the purchase method of accounting. Results of operations of companies that were acquired and subject to purchase accounting are included from the dates of acquisition. The total costs related to the acquisitions accounted for under the purchase method were $49,033,000 in 1994.

     Of the 1994 purchases, the most significant transaction occurred on February 28, 1994. The Company acquired businesses in New Jersey that provide collection and recycling services to residential and commercial customers in central New Jersey. The aggregate purchase price for the businesses acquired consisted of approximately $15,930,000 in cash and 1,738,000 shares of Envirofil common stock (347,600 shares of the Company's common stock).

     The excess of the aggregate purchase price over the fair value of net assets acquired for 1994 acquisitions was approximately $23,957,000 and is being amortized over twenty-five years on a straight-line basis. The purchase price allocations are subject to adjustment during the allocation period as necessary when information becomes available to define and quantify assets acquired and liabilities assumed.

                            USA WASTE SERVICES, INC.

Pro Forma Results of Operations

     The following summarized unaudited pro forma results of operations assumes 1993 and 1994 acquisitions had occurred at the beginning of 1993:

                                                                  1993             1994
                                                              ------------     ------------
    Operating revenues......................................  $160,568,000     $182,220,000
                                                              ============     ============
    Income from continuing operations.......................  $ 10,228,000     $ 13,874,000
                                                              ============     ============
    Earnings per common share from continuing operations....  $        .50     $        .63
                                                              ============     ============

3. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following:

                                                                    1993           1994
                                                                ------------   ------------
    Disposal sites, including costs incurred for expansion
      projects in process of $7,290,000 and $20,991,000.......  $ 73,293,000   $100,446,000
    Vehicles..................................................    28,519,000     30,423,000
    Machinery and equipment...................................    17,318,000     22,150,000
    Containers................................................    15,056,000     20,488,000
    Buildings and improvements................................    13,595,000     14,377,000
    Furniture and fixtures....................................     1,940,000      2,490,000
    Land......................................................    15,805,000     20,291,000
                                                                ------------   ------------
                                                                 165,526,000    210,665,000
    Less accumulated depreciation and amortization............    16,429,000     28,250,000
                                                                ------------   ------------
                                                                $149,097,000   $182,415,000
                                                                ============   ============

4. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                                  1993            1994
                                                              ------------    ------------
    Revolving credit facility...............................  $ 55,500,000    $ 98,000,000
    8 1/2% Convertible Subordinated Debentures..............    49,000,000      49,000,000
    Other, at an average rate of 7.97% due through 2001.....    10,674,000       8,733,000
                                                              ------------    ------------
                                                               115,174,000     155,733,000
    Less current maturities.................................     3,559,000       1,830,000
                                                              ------------    ------------
                                                              $111,615,000    $153,903,000
                                                              ============    ============

     On May 26, 1994, and in connection with the acquisition of Envirofil, the Company entered into a new revolving credit facility with three major banks providing for borrowings of up to $110,000,000 to replace two separate facilities providing for combined borrowings of up to $65,000,000. On November 28, 1994, the Company renegotiated the revolving credit facility to provide for borrowings of up to $150,000,000. At the Company's option, the interest rate on any loan under the revolving credit facility will be based on an adjusted prime rate or Eurodollar rate, as defined in the agreement. The facility matures on November 30, 1997. The Company's borrowing rate was 7.74% as of December 31, 1994. The revolving credit facility, among other conditions, requires the payment of a 3/8 of 1% commitment fee on the unused balance, payable in arrears, and provides for certain restrictions on the ability of the Company to incur borrowings, sell assets, or pay cash

                            USA WASTE SERVICES, INC.

dividends. The facility also requires the maintenance of certain financial ratios, including interest coverage ratios, minimum net worth requirements, and profitable operations. The facility is collateralized by all the stock of the Company's subsidiaries, whether now owned or hereafter acquired.

     In September 1992, the Company issued $49,000,000 of 8 1/2% Convertible Subordinated Debentures due October 15, 2002 in an underwritten public offering. Interest on the bonds is payable semi-annually. The bonds are convertible into the Company's Common Stock at any time on or before maturity, unless previously redeemed, at $13.25 per share, subject to adjustment in certain events. The bonds are redeemable at the option of the Company, in whole or in part, at any time on or after October 15, 1995, at an original redemption price of 105.67% of the principal amount, declining to par over the term of the bonds. The bonds are subordinated to all existing and future indebtedness of the Company and do not restrict the incurrence of additional senior debt. The proceeds from the issuance of the bonds were used to retire existing indebtedness of approximately $28,000,000, for acquisitions, and other general corporate purposes.

     Long-term debt maturities in each of the five years subsequent to December 31, 1994, are: 1995 -- $1,830,000; 1996 -- $2,110,000; 1997 -- $101,420,000;
1998 -- $860,000; and 1999 -- $420,000.

5. PREFERRED STOCK:

     The Board of Directors is authorized to provide for the issuance of the preferred stock in series; and with respect to each series, to fix its designation, relative rights (including voting, dividend, conversion, sinking fund and redemption rights), preferences (including with respect to dividends and upon liquidation) and limitations. The Company currently has no issued or outstanding preferred stock.

     In contemplation of the transaction between the Company and Envirofil, the Envirofil preferred shareholders converted all of their preferred stock into shares of Envirofil common stock, which were subsequently exchanged for shares of the Company's common stock.

6. COMMON STOCK OPTIONS AND WARRANTS:

Options

     In 1990, the Company's shareholders adopted the 1990 Stock Option Plan (the "1990 Plan"). A total of 900,000 shares may be issued under the Plan. In 1993, the Company adopted the 1993 Stock Option Incentive Plan (the "1993 Plan"), which allows the Company to grant up to 1,000,000 options to officers, directors and key employees. Stock options have been granted under the 1990 and 1993 Plans at an exercise price which equals or exceeds the fair market value of the common stock on the date of grant. No options are available for future grant under the 1990 Plan.

     In March 1993, the stockholders of Envirofil approved the adoption of the Envirofil Employees' 1993 Stock Option Plan (the "1993 Envirofil Plan"). Under the 1993 Envirofil Plan, options may be granted to purchase up to an aggregate of 600,000 shares of Common Stock of the Company. The 1993 Envirofil Plan will terminate in January 2003. Under the terms of the 1993 Envirofil Plan, options may be granted at an exercise price per share not less than the fair market value of the Common Stock. On May 27, 1994, Envirofil had outstanding options to purchase 443,182 shares under the 1993 Envirofil Plan. No additional options will be issued under such plan.

                            USA WASTE SERVICES, INC.

     The following table summarizes activity under the Company's stock option plans:

                                                          1992         1993          1994
                                                         -------     ---------     ---------
    Outstanding, beginning.............................  487,825       464,500     1,130,682
    Granted............................................   34,000       682,182       324,000
    Exercised..........................................  (51,225)       (5,000)      (98,700)
    Canceled...........................................   (6,100)      (11,000)     (189,100)
                                                         -------     ---------     ---------
    Outstanding, end of year...........................  464,500     1,130,682     1,166,882
                                                         =======     =========     =========

     The option prices of shares exercised during 1992, 1993 and 1994 were from $2.50 to $9.00 in 1992, $6.00 in 1993, and from $2.50 to $14.00 in 1994. As of
December 31, 1994, 472,556 of the options outstanding are exercisable at prices ranging from $5.00 to $19.39 per share. The Company holds 149,285 shares of its common stock in treasury as of December 31, 1994, for future distribution upon exercise of options under the plans.

Warrants

     The Company has issued 3,138,864 common stock warrants expiring through 2002 in connection with private placements of debt and equity securities, acquisitions of businesses, bank borrowings, reorganizations, and certain employment agreements. Transactions involving common stock warrants during each of the two years ended December 31, 1994, are summarized as follows:

                                                                                EXERCISE
                                                                WARRANTS          PRICE
                                                                ---------     -------------
    Outstanding at December 31, 1992..........................  1,822,232     $ 0.55-$17.50
      Issued..................................................    406,632     $ 1.25-$10.00
                                                                ---------
    Outstanding at December 31, 1993..........................  2,228,864     $ 0.55-$17.50
      Issued..................................................    910,000     $10.00-$12.88
      Exercised...............................................   (443,399)    $ 0.55-$ 8.80
                                                                ---------
    Outstanding at December 31, 1994..........................  2,695,465     $ 1.25-$17.50
                                                                =========

Stock Compensation Expense

     In 1992 and 1993, Envirofil granted certain options and warrants with exercise prices that were less than the fair market value of Envirofil's common stock at the date of the grant of the options or warrants or the renegotiation of the exercise price of warrants previously granted. Stock compensation expense has been recorded to the extent that the exercise prices of the vested options or warrants were less than the fair market value of Envirofil's common stock at the date of the renegotiation of the exercise price reduction or the granting of the options or warrants. As a result, charges of $5,249,000 and $923,000 were recorded as stock compensation expense in the consolidated statement of operations for the years ended December 31, 1992 and 1993, respectively. The offset to these charges was an increase in additional paid-in capital.

7. INCOME TAXES:

     The provision for income taxes consists of the following:

                                                        1992           1993           1994
                                                     ----------     ----------     ----------
    Current........................................  $3,012,000     $4,418,000     $7,560,000
    Deferred.......................................     943,000        995,000        200,000
                                                     ----------     ----------     ----------
                                                     $3,955,000     $5,413,000     $7,760,000
                                                     ==========     ==========     ==========

                            USA WASTE SERVICES, INC.

     Deferred income taxes are primarily attributable to the temporary differences in reporting depreciation and amortization for financial and tax purposes. The difference in the federal income tax rate and the effective income tax rate for the years presented above is as follows:

                                                                    1992      1993     1994
                                                                    -----     ----     ----
    Statutory federal income tax rate.............................   34.0%    34.0%    35.0%
    Losses for which no tax benefit was provided..................  288.8     13.9       --
    State and local taxes.........................................   16.0      4.5      2.3
    Other.........................................................   (6.4)    (1.3)    (1.4)
                                                                    -----     ----     ----
    Effective income tax rate.....................................  332.4%    51.1%    35.9%
                                                                    =====     ====     ====

     In 1993, the current provision for income taxes includes a distribution to the former sole shareholder of SRI to fund the tax provision for the period prior to SRI's acquisition by the Company.

     As of December 31, 1994, the Company has approximately $8,200,000 of net operating loss carryforwards that may be offset against future taxable income. These carryforwards will begin to expire in 1998. The utilization of these net operating loss carryforwards are subject to annual limitations due to ownership changes upon the Company's acquisition of certain entities.

     The components of the net deferred tax liability are as follows:

                                                                 1993              1994
                                                              -----------       -----------
    Deferred tax liabilities:
      Property and equipment, net...........................  $11,136,000       $ 9,352,000
      Excess of cost over net assets of acquired businesses,
         net and other intangibles..........................    4,725,000         8,540,000
      Other.................................................    1,191,000         3,954,000
                                                              -----------       -----------
              Total deferred tax liabilities................   17,052,000        21,846,000
                                                              -----------       -----------
    Deferred tax assets:
      Net operating loss carryforwards......................    4,048,000         3,125,000
      Closure, post-closure and other liabilities...........    2,641,000         5,107,000
      Other.................................................    1,032,000           458,000
                                                              -----------       -----------
              Total deferred tax assets.....................    7,721,000         8,690,000
      Valuation allowance...................................   (2,511,000)       (2,636,000)
                                                              -----------       -----------
              Net deferred tax assets.......................    5,210,000         6,054,000
                                                              -----------       -----------
    Net deferred tax liability..............................  $11,842,000       $15,792,000
                                                              ===========       ===========

8. BUSINESS SEGMENT INFORMATION:

     The Company operates in one business segment providing waste collection, transfer, disposal, soil remediation and recycling services to municipal, commercial, industrial, and residential customers.

     During 1992, 1993 and 1994, there were no individual customers that accounted for more than 10% of operating revenues.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following disclosures of the fair value of financial instruments are presented in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of

                            USA WASTE SERVICES, INC.

Financial Instruments." The estimated fair value amounts have been determined by the Company using available market data and valuation methodologies.

     As of December 31, 1994, the estimated fair value of the 8 1/2% Convertible Subordinated Debentures due 2002 of $48,265,000 is based on a quoted market price. The book values of the revolving credit facility and other notes payable approximate their fair value.

     The book values of cash, trade accounts receivable, trade accounts payable and financial instruments included in notes and other receivables and other assets approximate their fair values principally because of the short-term maturities of these instruments.

     In the normal course of business, the Company has letters of credit, performance bonds, and other guarantees that are not reflected in the accompanying consolidated balance sheets. In the past, no significant claims have been made against these financial instruments. Management believes that the likelihood of performance under these financial instruments is minimal and expects no material losses to occur in connection with these financial instruments.

10. ENVIROFIL REORGANIZATION AND DISCONTINUED OPERATIONS:

     In December 1992, Envirofil completed a financial and management reorganization that effectively recapitalized Envirofil and provided it with a new management team. The reorganization included the following items:

     - Envirofil completed a private placement of its common stock raising net proceeds of $3,388,000 from the sale of 16,000,000 shares of Envirofil common stock.

     - Envirofil converted $10,000,000 of Convertible Subordinated Notes and $750,000 of Convertible Subordinated Bridge Notes together with accrued interest into 7,188,956 shares of common stock of Envirofil at a conversion rate of $1.60 per share. In addition, 521,644 shares of Convertible Preferred Stock, Series B were converted into 332,638 shares of common stock of the Company at a conversion rate of $1.60 per share. The difference between the face value of these obligations and the fair market value of the common stock issued, net of applicable deferred financing costs, plus the debt forgiven by certain of Envirofil's vendors, was recorded as extraordinary income in 1992 in the amount of $10,066,000.

     Effective June 30, 1991, Envirofil formally discontinued operations in all non-landfill related businesses. As part of the December 1992 reorganization, Envirofil sold the stock of its home medical equipment operations holding company, Med-Care Corp., and its related subsidiaries for $10 to the former Chairman, President and majority shareholder of Envirofil. Although sold for a nominal amount, due to its net liability position on the date of sale, Envirofil recorded a net gain of $897,000 on this sale. The disposition of these companies completed Envirofil's plan to liquidate all non-landfill related businesses and to concentrate on the acquisition, development and operation of non-hazardous sanitary landfills. The Company believes that Envirofil has settled or satisfied all claims and liabilities with respect to such discontinued operations, however, there can be no assurance that claims and liabilities arising out of or related to the home medical equipment business will not be made against Envirofil and will not be significant.

     As part of the December 1992 reorganization, Envirofil had restructuring charges of $1,507,000. The restructuring costs primarily related to the granting of warrants with exercise prices less than the fair market value of Envirofil common stock at the date of the grant or the renegotiation of the exercise price of warrants previously granted. See Note 6.

                            USA WASTE SERVICES, INC.

11. RELATED PARTY TRANSACTIONS:

     The Company has invested $400,000 in EDM Corporation ("EDM"), in return for a 15% equity interest and agreed to provide a line of credit of up to $5,600,000 to EDM at an interest rate equal to the greater of 8 1/2% or the prime rate plus two percent. The Company has a right of first refusal to acquire any landfills, collection, or other operations that EDM wishes to sell.

     In February 1993, the Company purchased a 19% equity interest in WPP, Inc., an Ohio corporation ("WPP"), for $190,000. WPP was engaged in the development of landfill projects and provided consulting, engineering, and permit acquisition services in connection with the development of landfills. On March 30, 1994, the Company purchased the remaining 81% of the outstanding capital stock of WPP from an unrelated party for $810,000. Following its acquisition of WPP, the Company sold WPP's landfill development projects to third parties.

     In June 1993, Donald F. Moorehead, Jr., Chairman of the Board of the Company, acquired approximately a 5% ownership interest in EMCO Metals & Recycling Corporation ("EMCO"), a company engaged in scrap metal recycling in Phoenix. In October 1993, the Company acquired certain trucks from EMCO for $191,000 and entered into a three-year service agreement to transport scrap metal for EMCO. Contemporaneously, the Company acquired certain trucks, trailers, and roll-off containers used in the collection and transportation of scrap metal from an unaffiliated entity for $998,000. In connection with its decision to leave the Phoenix market in October 1994, the Company sold the foregoing vehicles and containers to EMCO for $100,000 in cash and a note for $895,000 bearing interest at a rate of 9% per annum and payable in eleven monthly installments of principal and interest of $18,567 and a balloon payment of $765,083.

     In connection with the acquisition of Envirofil in May 1994, Sanders Morris Mundy Inc., ("SMMI"), in its capacity as financial advisor to Envirofil received a fee of $850,000. Prior to joining the Company, John E. Drury, Chief Executive Officer of the Company, was a Managing Director and shareholder of SMMI and remains a director. George L. Ball, a director of the Company, is Chairman of the Board and a director of SMMI. In 1992, the Company sold $46,000,000 of its 8 1/2% Convertible Subordinated Debentures due 2002 in a public offering underwritten by Dillon Read & Co., Inc. and SMMI. In connection with such offering, the Company paid the underwriters commissions aggregating $1,995,000.

12. COMMITMENTS AND CONTINGENCIES:

     The Company is subject to extensive and evolving federal, state and local environmental laws and regulations that have been enacted in response to technological advances and the public's increased concern over environmental issues. As a result of changing governmental attitudes in this area, management anticipates that the Company will continually modify or replace facilities and alter methods of operation. The majority of the expenditures necessary to comply with the environmental laws and regulations are made in the normal course of business. Although the Company, to the best of its knowledge, is in compliance in all material respects with the laws and regulations affecting its operations, there is no assurance that the Company will not have to expend substantial amounts for compliance in the future.

     The Company has obtained environmental impairment liability insurance covering certain of its disposal sites and transfer stations. The Company is in the process of securing coverage for those operations not yet insured. However, if the Company should decide to operate without insurance, or should be unable to obtain adequate insurance in the future, a partially or completely uninsured claim against the Company, if successful and of sufficient magnitude, could have a material adverse effect on the Company's business or its financial condition and results of operations.

     The Company has entered into employment agreements with certain of its executives and officers. These employment agreements include provisions governing compensation and benefits to be paid upon termination of employment with the Company or certain changes in control of the Company. Under certain conditions, the

                            USA WASTE SERVICES, INC.

agreements can be terminated by the Company or the employee. Upon termination of the agreement, the employee's compensation would continue at approximately 75% of the employee's prior compensation for periods ranging from three to five years. During the three to five year period the employee would be available to the Company on a part-time basis for consulting and also would not be permitted to engage in any activities in direct competition with the Company. If these executives were to be terminated without cause during 1995 or if certain executives elected to terminate their agreements, the annual compensation on a part-time basis would be approximately $1,000,000. If a change in control were to occur in 1995 and the executives elected to take the change in control payments, they would receive approximately $4,000,000. As of December 31, 1994, the Company has not recorded any accruals in the financial statements related to these employment agreements.

     The Company has entered into certain agreements with EDM and certain other parties in which the Company has committed to advance or invest up to approximately $20,000,000 for purchase commitments, investment obligations and loans. Certain of these commitments are dependent upon the fulfillment of certain conditions by the other party prior to the Company's outlay of funds. These commitments, if ultimately fulfilled, are expected to occur over a period of one to five years. The total amount invested and advanced under these agreements amounted to $3,400,000 as of December 31, 1994.

     The Company is a party to litigation (other than discussed in Note 13) arising in the normal course of business. In addition, contingencies of an environmental nature currently exist at certain of its disposal sites. Management believes that the ultimate outcome of these matters will not have a material effect on the Company's financial position and results of operations.

13. MERGER WITH CHAMBERS DEVELOPMENT COMPANY, INC.:

     In December 1994, the Company entered an agreement to merge with Chambers Development Company, Inc., ("Chambers"). The merger is subject to, among other conditions, approval of both companies' boards of directors and shareholders. Completion of the merger is expected by June 1995 and will be accounted for as a pooling of interests. The agreement provides that on the effective date of the merger the Company will issue 0.41667 of a share for each share of Chambers common stock outstanding. The Company currently has 22,678,822 shares outstanding and, after the merger, expects to have approximately 50,525,000 common shares outstanding. Following the merger, the Board of Directors will include nominees of both the Company and Chambers. Subsequent to the merger, John E. Drury will serve as Chairman of the Board and Chief Executive Officer. Donald F. Moorehead, Jr. and John G. Rangos, Sr. will become Vice Chairmen and Alexander W. Rangos will become Executive Vice President for Landfill Development. David Sutherland-Yoest will continue as President and Chief Operating Officer and Earl E. DeFrates will continue as Executive Vice President and Chief Financial Officer.

     In connection with the merger, the Company and Chambers have entered into a financing agreement to provide for the financing of certain Chambers' obligations. Under this financing agreement, the Company has agreed to accelerate debt payments and acquire certain assets of Chambers for $35,100,000 in 1995 and $45,000,000 in 1996 in the event that the merger is not consummated and Chamber is not successful in refinancing its obligations. Subsequent to December 31, 1994, and in accordance with the financing agreement, the Company has made payments to Chambers in the amount of $6,800,000.

     Between November 30, 1994 and January 13, 1995, three lawsuits were filed as class actions on behalf of all security holders of Chambers. The lawsuits arise out of a proposed merger of a wholly-owned subsidiary of the Company with and into Chambers whereby Chambers will become a wholly-owned subsidiary of the Company. Named as defendants are the Company and its wholly-owned subsidiary, Envirofil, Chambers and certain officers and directors of Chambers. The lawsuits allege that the execution of the merger agreement constituted a breach of fiduciary duties by the Chambers officers and directors and that the Company and Envirofil aided and abetted those breaches. The lawsuits seek an order to enjoin the defendants from

                            USA WASTE SERVICES, INC.

proceeding with the merger agreement as well as compensatory damages. Counsel for the parties have engaged in settlement discussions and, based thereon, USA Waste and Chambers anticipate a definitive agreement, subject to court approval, will be finalized before the USA Waste Annual Meeting and the Chambers Special Meeting.

14. SELECTED QUARTERLY FINANCIAL DATA, UNAUDITED (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS):

                                                       FIRST      SECOND       THIRD      FOURTH
                                                      QUARTER     QUARTER     QUARTER     QUARTER
                                                      -------     -------     -------     -------
Operating revenues
  1992..............................................  $10,708     $14,146     $15,001     $17,194
                                                      =======     =======     =======     =======
  1993..............................................  $16,447     $21,130     $23,174     $33,002
                                                      =======     =======     =======     =======
  1994..............................................  $38,205     $44,870     $47,134     $46,026
                                                      =======     =======     =======     =======
Income (loss) before provision for income taxes
  1992..............................................  $ 1,685     $(3,679)    $ 2,193     $   991
                                                      =======     =======     =======     =======
  1993..............................................  $ 2,672     $ 1,754     $ 3,065     $ 3,112
                                                      =======     =======     =======     =======
  1994..............................................  $ 4,339     $ 1,515     $ 7,236     $ 8,501
                                                      =======     =======     =======     =======
Income (loss) before extraordinary item
  1992..............................................  $   862     $(3,780)    $ 1,142     $   (92)
                                                      =======     =======     =======     =======
  1993..............................................  $ 1,405     $   327     $ 2,034     $ 1,424
                                                      =======     =======     =======     =======
  1994..............................................  $ 2,703     $ 1,021     $ 4,616     $ 5,491
                                                      =======     =======     =======     =======
Extraordinary income from forgiveness of debt
  1992..............................................  $    --     $10,066     $    --     $    --
                                                      =======     =======     =======     =======
  1993..............................................  $    --     $    --     $    --     $    --
                                                      =======     =======     =======     =======
  1994..............................................  $    --     $    --     $    --     $    --
                                                      =======     =======     =======     =======
Net income (loss)
  1992..............................................  $   862     $ 6,286     $ 1,142     $   (92)
                                                      =======     =======     =======     =======
  1993..............................................  $ 1,405     $   327     $ 2,034     $ 1,424
                                                      =======     =======     =======     =======
  1994..............................................  $ 2,703     $ 1,021     $ 4,616     $ 5,491
                                                      =======     =======     =======     =======
Earnings (loss) per common share
  1992..............................................  $   .07     $   .42     $   .07     $  (.02)
                                                      =======     =======     =======     =======
  1993..............................................  $   .08     $   .01     $   .10     $   .07
                                                      =======     =======     =======     =======
  1994..............................................  $   .12     $   .04     $   .21     $   .24
                                                      =======     =======     =======     =======

Amounts presented for all 1992 and 1993 quarters and the first quarter of 1994 are as restated for the pooling of interests discussed in Note 2, and are different from amounts originally reported due to the business combination with Envirofil.

                         REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CHAMBERS DEVELOPMENT COMPANY,
INC.:

     We have audited the accompanying consolidated balance sheets of Chambers Development Company, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of Chambers' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chambers Development Company, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in Note B, Chambers changed its method of accounting for contributions effective January 1, 1994.

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
March 30, 1995

                       CHAMBERS DEVELOPMENT COMPANY, INC.

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

                                                                                                  DECEMBER 31,
                                                                                             -----------------------
                                                                                               1993          1994
                                                                                             ---------     ---------
Current Assets
  Cash and cash equivalents................................................................  $  44,553     $  23,548
  Accounts receivable
    Trade, less allowances of $1,062 and $1,383, respectively..............................     28,573        28,961
    Other..................................................................................      2,977        13,673
  Inventories and prepaid expenses.........................................................      4,751         5,281
  Divestiture proceeds and other funds held in escrow......................................     11,287         2,210
  Net assets held for sale.................................................................     11,030         9,298
  Other current assets.....................................................................      5,334         1,795
                                                                                             ---------     ---------
Total current assets.......................................................................    108,505        84,766
                                                                                             ---------     ---------
Property and Equipment
  Land, primarily landfill sites...........................................................    312,886       345,900
  Vehicles and equipment...................................................................    107,183       108,133
  Other....................................................................................     23,290        24,759
  Construction in progress.................................................................     42,382        34,391
                                                                                             ---------     ---------
                                                                                               485,741       513,183
  Less accumulated depreciation and amortization...........................................    128,730       158,755
                                                                                             ---------     ---------
Property and equipment -- net..............................................................    357,011       354,428
                                                                                             ---------     ---------
Other Assets
  Funds held for escrow requirements and construction......................................     31,954        23,506
  Intangible assets........................................................................     21,995        15,811
  Other....................................................................................     14,157         9,987
                                                                                             ---------     ---------
Total other assets.........................................................................     68,106        49,304
                                                                                             ---------     ---------
                                                                                             $ 533,622     $ 488,498
                                                                                             =========     =========

                                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Current maturities of long-term obligations..............................................  $  29,748     $  46,465
  Trade accounts payable...................................................................      9,344        10,889
  Accrued liabilities......................................................................     30,709        34,751
  Deferred revenues........................................................................      8,637         4,881
                                                                                             ---------     ---------
Total current liabilities..................................................................     78,438        96,986
                                                                                             ---------     ---------
Long-term Obligations, Less Current Maturities.............................................    261,803       211,016
Accrued Shareholder Litigation Settlement..................................................         --        75,300
Other Noncurrent Liabilities...............................................................     39,208        41,264
Commitments and Contingencies..............................................................         --            --
Stockholders' Equity
  Preferred Stock -- authorized 10,000,000 shares; no par value; no shares issued..........         --            --
  Class A Common Stock -- authorized 100,000,000 shares; par value $.50 per share; issued
    50,742,377 and 50,829,559 shares, respectively.........................................     25,371        25,415
  Common Stock -- authorized 50,000,000 shares; par value $.50 per share; convertible into
    Class A Common Stock; issued 16,415,750 and 16,329,168 shares, respectively............      8,208         8,165
  Additional paid-in capital...............................................................    395,119       395,121
  Accumulated deficit......................................................................   (270,375)     (360,619)
                                                                                             ---------     ---------
                                                                                               158,323        68,082
  Treasury stock, at cost -- Class A Common Stock, 400 shares; Common Stock, 369,200
    shares.................................................................................     (4,150)       (4,150)
                                                                                             ---------     ---------
Total stockholders' equity.................................................................    154,173        63,932
                                                                                             ---------     ---------
                                                                                             $ 533,622     $ 488,498
                                                                                             =========     =========

   The accompanying notes are an integral part of these financial statements.

                       CHAMBERS DEVELOPMENT COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                 1992        1993        1994
                                                               --------    --------    --------
Revenues.....................................................  $294,310    $288,481    $257,989
Costs and Expenses
  Operating..................................................   206,761     194,355     179,542
  General and administrative.................................    37,853      23,210      24,796
  Depreciation and amortization..............................    38,363      41,764      37,568
  Unusual items -- operations................................    44,291     (11,851)      8,863
                                                               --------    --------    --------
Income (Loss) from Operations................................   (32,958)     41,003       7,220
Other Income (Expense)
  Unusual items -- shareholder litigation settlement and
     other litigation related costs..........................   (10,853)     (5,500)    (79,400)
  Other income, primarily interest...........................     6,509       3,563       1,848
  Interest expense...........................................   (31,628)    (29,163)    (23,843)
                                                               --------    --------    --------
Income (Loss) from Continuing Operations Before Income
  Taxes......................................................   (68,930)      9,903     (94,175)
Income Tax Provision (Benefit)...............................     1,325       1,600      (3,931)
                                                               --------    --------    --------
Income (Loss) from Continuing Operations.....................   (70,255)      8,303     (90,244)
Discontinued Operations
  Loss from operations.......................................    (1,407)         --          --
  Gain on sale of assets.....................................       939          --          --
                                                               --------    --------    --------
Net Income (Loss)............................................  $(70,723)   $  8,303    $(90,244)
                                                               ========    ========    ========
Income (Loss) Per Common Share
  Continuing operations......................................  $  (1.05)   $    .12    $  (1.35)
  Discontinued operations....................................      (.01)         --          --
                                                               --------    --------    --------
  Net Income (Loss)..........................................  $  (1.06)   $    .12    $  (1.35)
                                                               ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                       CHAMBERS DEVELOPMENT COMPANY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                       THREE YEARS ENDED DECEMBER 31, 1994
                                            ----------------------------------------------------------
                                            CLASS A              ADDITIONAL
                                            COMMON     COMMON     PAID-IN      ACCUMULATED    TREASURY
                                             STOCK     STOCK      CAPITAL        DEFICIT       STOCK
                                            -------    ------    ----------    -----------    --------
Balance at January 1, 1992................  $25,358    $8,217     $ 394,986     $(207,955)    $ (4,150)
  Exchange of Common Stock................        4        (4)           --            --           --
  Exercise of stock options...............        4       --            133            --           --
  Net loss................................       --       --             --       (70,723)          --
                                            -------    ------    ----------    -----------    --------
Balance at December 31, 1992..............   25,366     8,213       395,119      (278,678)      (4,150)
  Exchange of Common Stock................        5        (5)           --            --           --
  Net income..............................       --       --             --         8,303           --
                                            -------    ------    ----------    -----------    --------
Balance at December 31, 1993..............   25,371     8,208       395,119      (270,375)      (4,150)
  Exchange of Common Stock................       43       (43)           --            --           --
  Exercise of stock options...............        1       --              2            --           --
  Net loss................................       --       --             --       (90,244)          --
                                            -------    ------    ----------    -----------    --------
Balance at December 31, 1994..............  $25,415    $8,165     $ 395,121     $(360,619)    $ (4,150)
                                            =======    ======     =========     =========     ========

   The accompanying notes are an integral part of these financial statements.

                       CHAMBERS DEVELOPMENT COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1992          1993         1994
                                                            ---------     --------     --------
Cash Flows From Operating Activities
Income (loss) from continuing operations..................  $ (70,255)    $  8,303     $(90,244)
Adjustments to reconcile to net cash provided by
  continuing operations
  Depreciation and amortization...........................     38,363       41,764       37,568
  Unusual items...........................................     42,112       (7,618)      88,580
  Deferred income taxes...................................     12,000           --           --
  Provision for doubtful accounts.........................        454          839        1,447
  Interest earned on escrowed funds.......................     (2,844)        (878)        (415)
  Change in assets and liabilities, net of effects of
     divestitures
     Accounts receivable..................................        749       (3,085)     (11,629)
     Refundable taxes.....................................     12,495       16,049         (659)
     Accounts payable and accrued liabilities.............    (13,608)     (20,330)       1,622
     Deferred revenue.....................................     (9,018)      (7,169)      (3,756)
     Other assets and liabilities.........................      4,008        9,476        8,285
  Other...................................................      3,578          666        1,349
                                                            ---------     --------     --------
Net cash provided by continuing operations................     18,034       38,017       32,148
Net cash used in operating activities of discontinued
  operations..............................................     (5,885)      (2,148)          --
                                                            ---------     --------     --------
Net cash provided by operating activities.................     12,149       35,869       32,148
                                                            ---------     --------     --------
Cash Flows From Investing Activities
Capital expenditures......................................   (111,869)     (38,085)     (39,802)
Acquisition of businesses.................................    (20,916)          --           --
Proceeds from disposition of assets.......................     12,575       48,595        3,249
Purchases of marketable securities........................    (18,491)          --           --
Maturities and sales of marketable securities.............     68,840           --           --
Decrease (increase) in funds held in escrow...............     32,933         (404)      17,940
Other.....................................................      1,150         (603)       1,399
Proceeds from sale of discontinued operations.............     22,930        4,500           --
Other net investing activities of discontinued
  operations..............................................     (3,258)          --           --
                                                            ---------     --------     --------
Net cash (used in) provided by investing activities.......    (16,106)      14,003      (17,214)
                                                            ---------     --------     --------
Cash Flows From Financing Activities
Short-term note payments..................................    (10,000)          --           --
Principal payments on long-term obligations...............    (55,388)     (60,669)     (35,312)
Proceeds from issuance of long-term obligations...........     21,100           --           --
Funds (used for) provided by replacement of letters of
  credit..................................................    (10,243)      10,243           --
Other.....................................................     (1,626)        (792)        (627)
Net financing activities of discontinued operations.......       (506)          --           --
                                                            ---------     --------     --------
Net cash used in financing activities.....................    (56,663)     (51,218)     (35,939)
                                                            ---------     --------     --------
Net decrease in cash and cash equivalents.................    (60,620)      (1,346)     (21,005)
Cash and cash equivalents at beginning of year............    106,519       45,899       44,553
                                                            ---------     --------     --------
Cash and cash equivalents at end of year..................  $  45,899     $ 44,553     $ 23,548
                                                            =========     ========     ========

   The accompanying notes are an integral part of these financial statements.

                       CHAMBERS DEVELOPMENT COMPANY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of Chambers Development Company, Inc. and its subsidiaries ("Chambers"), after appropriate elimination of intercompany accounts and transactions.

  Revenue Recognition

     Chambers recognizes revenues as services are provided.

  Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments purchased with original maturities of three months or less.

  Interest Rate Swap Agreements

     Chambers has used interest rate swap agreements, the last of which expired in November 1993, to minimize the impact of rate fluctuations on floating interest rate long-term borrowings. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense.

  Funds Held for Escrow Requirements and Construction

     Funds held for escrow requirements and construction consist principally of funds deposited in connection with landfill closure and post-closure obligations, insurance escrow deposits and amounts held for landfill construction arising from industrial revenue financings. Amounts are principally invested in fixed income securities of federal, state and local governmental entities and financial institutions. Chambers considers its landfill closure, post-closure and construction escrow investments to be held to maturity. The aggregate fair value of these investments approximates their amortized cost. Substantially all of these investments mature within one year. Chambers' insurance escrow funds are invested in pooled investment accounts that hold debt and equity securities and are considered to be available for sale. The aggregate cost and market value of those pooled accounts was approximately $11,043,000 and $11,076,000, respectively, at December 31, 1994.

  Inventories

     Inventories, consisting of parts and supplies, are stated at the lower of first-in, first-out cost or market.

  Property and Equipment

     Landfill sites, including land and related landfill preparation and improvement costs, are stated at cost. Such costs, which include construction, engineering, permitting, interest and other costs, are amortized as airspace is consumed. Also included in the cost of landfill sites are acquisition, engineering and other costs related to the permitting and development of planned landfills and proposed expansions of existing landfills, which costs management of Chambers believes are recoverable.

     Other items of property and equipment are stated at cost. Depreciation of such property and equipment is provided over the estimated useful lives of the assets, on the straight-line method, as follows: buildings -- 7 to 25 years; vehicles and equipment -- 3 to 20 years; and office furniture and fixtures -- 5 years.

     Depreciation and amortization of property and equipment was $32,088,000, $35,639,000 and $32,261,000 for the years ended December 31, 1992, 1993 and
1994, respectively.

     Items of an ordinary maintenance or repair nature are charged directly to operations, whereas betterments and major expenditures that extend the life of the asset are capitalized.

                       CHAMBERS DEVELOPMENT COMPANY, INC.

  Intangible Assets

     Intangible assets consist principally of the excess of cost over fair value of the net assets of acquired businesses, which is being amortized on a straight-line basis over 20 years, and covenants not to compete and customer contracts and routes of acquired businesses, which are being amortized on a straight-line basis over periods of up to 10 years. Accumulated amortization of intangible assets was $15,631,000 and $18,490,000 at December 31, 1993 and 1994, respectively, excluding $1,279,000 related to assets held for sale at December 31, 1993. Chambers assesses whether its goodwill and other intangible assets are impaired based on the ability of the operation to which they relate to generate cash flows in amounts adequate to cover the amortization of such assets. If an impairment is determined, the amount of such impairment is calculated based on the estimated fair value of the asset.

  Environmental Costs and Liabilities

     Environmental costs and liabilities primarily include accruals for closure and post-closure monitoring and site maintenance costs associated with Chambers' landfills. The accruals for these costs are recorded as airspace at the respective landfill site is consumed. Chambers' engineers estimate landfill site closure and post-closure costs and such estimates are reviewed on a periodic basis; accordingly, the related accrual rates are subject to periodic revision and adjustment.

  Capitalized Interest

     During the years ended December 31, 1992, 1993 and 1994, the interest costs of continuing operations were $38,349,000, $32,613,000 and $26,809,000, respectively, of which $6,721,000, $3,450,000 and $2,966,000 were capitalized with respect to landfills and facilities under construction.

  Income Taxes

     Deferred income taxes are recorded based upon temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss carryforwards available for income tax purposes.

     Effective January 1, 1993, Chambers adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," using an asset and liability approach. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. There was no effect on Chambers' 1993 financial statements upon adoption of the new standard using the cumulative effect method.

  Income (Loss) per Common Share

     Income (loss) per common share is computed using the weighted average number of shares outstanding during the year. Common stock equivalents, which consist of stock options outstanding, had an antidilutive effect on income
(loss) per common share for each of the years presented and, accordingly, have not been included in the computation. The weighted average number of common shares outstanding was 66,788,000 for each of the years ended December 31, 1992 and 1993 and 66,789,000 for the year ended December 31, 1994.

  Reclassifications

     Certain reclassifications have been made to prior years' financial statements to conform to 1994 classifications.

                       CHAMBERS DEVELOPMENT COMPANY, INC.

NOTE B -- CHANGE IN ACCOUNTING PRINCIPLE

     In the fourth quarter of 1994, Chambers elected early adoption of Statement of Financial Accounting Standards No. 116, "Accounting for Contributions Received and Contributions Made." The new standard requires, among other things, the recognition of the fair value of contributions made, including unconditional promises to give, in the period in which the contribution is made or unconditional promise is given. Prior to adoption, Chambers had recognized contributions made or unconditional promises to give in the period the contribution was paid. On December 29, 1994, Chambers made unconditional promises to contribute $3,000,000 to certain charitable organizations, payable in annual installments of $500,000 over the next six years; accordingly, Chambers has recorded a charge to general and administrative expense of $2,269,000, representing the present value of these obligations. There was no cumulative effect as of January 1, 1994 of adopting the new standard.

NOTE C -- PROPOSED MERGER

     Chambers has entered into an Amended and Restated Agreement and Plan of Merger dated as of November 28, 1994 (the "Merger Agreement"), pursuant to which Chambers would become a wholly-owned subsidiary of USA Waste Services, Inc. ("USA Waste") through the merger of an existing wholly-owned subsidiary of USA Waste with and into Chambers (the "Merger"). The Merger Agreement provides, among other things, for each outstanding share of Chambers' Common Stock and Class A Common Stock to be converted into .41667 of a share of USA Waste's Common Stock. Based upon the 15,699,768 shares of Chambers' Common Stock and the 51,089,359 shares of Class A Common Stock outstanding as of March 1, 1995, Chambers' stockholders will collectively be issued approximately 27,829,000 shares of USA Waste's Common Stock, representing approximately 55.2% of the expected total issued and outstanding shares of USA Waste's Common Stock after the Merger.

     The Merger is subject to a number of conditions, including obtaining the approval of the stockholders of Chambers and of USA Waste, final settlement of the shareholder litigation discussed in Note D and certain other proceedings involving Chambers, and obtaining any necessary regulatory waivers and approvals. It is anticipated that the Merger will be completed by June 30, 1995.

NOTE D -- SETTLEMENT OF SHAREHOLDER LITIGATION

     Between March 18, 1992 and May 7, 1992, various Chambers' shareholders filed twenty-three actions in the United States District Court for the Western District of Pennsylvania asserting federal securities fraud claims and pendent state law claims against Chambers, certain of its officers and directors, its former auditors, and the underwriters of its securities (the "Federal Class Action"). The significant part of these actions, as amended and consolidated on November 4, 1992, under the caption In Re: Chambers Development Company, Inc. Shareholders Litigation, Civil Action No. 92-0679, and brought on behalf of a putative class of purchasers of Chambers' securities between March 18, 1988 and October 20, 1992, is the allegation that the decrease in Chambers' stock price during the period from Chambers' March 17, 1992 announcement of a change in accounting method relating to capitalization of certain costs and expenses through its October 20, 1992 announcement of a $362,000,000 reduction in retained earnings as of December 31, 1991, as compared to the amount previously reported, and a restatement of its 1990 and 1989 consolidated financial statements, was caused by Chambers' misrepresentation of its earnings and financial condition. One of the original twenty-three complaints, Yeager v. Rangos, et al., C.A. No. 92-1081, also asserts derivative claims on behalf of Chambers (which is named as a nominal defendant) for breach of fiduciary duty against certain of its officers and directors and negligence against its former auditors (the "Federal Derivative Action"). Derivative claims were also filed in state courts on behalf of Chambers (which was named as a nominal defendant) for breach of fiduciary duty against certain of its officers and directors and for negligence against its former auditors (the "Related Actions").

                       CHAMBERS DEVELOPMENT COMPANY, INC.

     On February 24, 1995, representatives of the plaintiffs in the Federal Class Action, representatives of the plaintiffs in the Federal Derivative Action, Chambers and certain individual defendants entered into a Class Action Stipulation and Agreement of Compromise and Settlement (the "Class Action Settlement Agreement") and a Derivative Action Stipulation and Agreement of Compromise and Settlement (the "Derivative Action Settlement Agreement" and, together with the Class Action Settlement Agreement, the "Settlement Agreements"), which are the definitive settlement documents for the class actions and the derivative actions described above. Implementation of the Settlement Agreements is conditioned upon the dismissal, with prejudice, of the Related Actions referred to above. On March 22, 1995, the court granted preliminary approval of the settlements and distribution of notices to Chambers' stockholders and the plaintiff class members regarding the settlements. The hearing upon the fairness, reasonableness and adequacy of the proposed settlements has been scheduled for May 19, 1995.

     The Settlement Agreements provide that the sum of $10,000,000 will be paid by Chambers' directors and officers liability insurance carrier and the sum of $70,000,000 will be paid by Chambers in two installments following final court approval of the settlements. The first installment of $25,000,000 is to be paid within thirty days after the settlement effective date (the date upon which the court has finally approved the settlements of the class actions and derivative actions described above, and all times for appeal have expired or all appeals have been finally rejected) and the second installment of $45,000,000 (the "Second Installment") is to be paid one year after the settlement effective date subject to possible earlier payments based on the Merger and subsequent refinancing. If the Merger or a comparable transaction is consummated, the total settlement payment will be adjusted by a base increase of $5,000,000, which will be adjusted upward or downward by an amount consisting of $16,000 for each penny above or below $4.50 of merger consideration received in the transaction by Chambers' stockholders per share of Chambers' Common Stock and Class A Common Stock, together with interest from the settlement effective date to the payment date (the base increase, together with any adjustment thereto, collectively referred to as the "Adjustment"). Based on the market value of USA Waste Common Stock on March 27, 1995, the Adjustment would be $5,800,000. Any amount by which the sum of the Second Installment and the Adjustment exceeds $50,600,000 will be paid by John G. Rangos, Sr., Chairman and Chief Executive Officer of Chambers. John G. Rangos, Sr. has also agreed to guarantee Chambers' obligations to make certain payments in the Class Action Settlement in an amount not to exceed $15,000,000.

     Synergy Associates has agreed, under the Derivative Action Settlement Agreement, to contribute to Chambers the headquarters property presently leased by Chambers from Synergy Associates, subject to assumption or discharge by Chambers of an existing mortgage.

     The Settlement Agreements will be subject to certain conditions, including court approval, and to the refinancing of Chambers' principal borrowings. The current lending agreements of Chambers restrict Chambers from making the settlement payments without the consent of the lending groups. The terms of the Class Action Settlement Agreement also include a right to terminate the settlements based on appeals or opt-outs with respect to the Federal Class Action.

     After Chambers entered into the Settlement Agreements, the class and derivative plaintiffs entered into settlements with Chambers' former independent auditors. Chambers then entered into an agreement with the class plaintiffs to settle their claims against a group of underwriters of certain of Chambers' securities offerings. Chambers agreed to pay $300,000 to the class plaintiffs to resolve these claims for which the underwriters sought indemnity from Chambers.

     As a result of the foregoing, Chambers accrued $85,300,000 for the cost of the settlements and $4,100,000 for other litigation related costs in 1994. Of that total, $79,400,000 was recorded as a charge to unusual items as a component of other income (expense) and $10,000,000 to be paid from the proceeds of Chambers' directors and officers liability insurance policy was recorded as a current asset and is included in accounts receivable-other at December 31, 1994. At December 31, 1994, $75,300,000 of the amount accrued

                       CHAMBERS DEVELOPMENT COMPANY, INC.

for settlement payments has been classified as a noncurrent liability based on the expectation that such amount would be funded by long-term financing in connection with the Merger. The $10,000,000 of settlement payments to be funded by the proceeds of Chambers' directors and officers liability insurance policy and the $4,100,000 of other litigation related costs are included in current liabilities at December 31, 1994.

     While Chambers believes the above-mentioned accruals and charges are adequate to provide for the settlement and related costs, certain of these amounts are estimates, and actual amounts will depend on the outcome of future events. If such estimated amounts are not adequate, additional charges against income would be made when such determinations are made.

NOTE E -- DIVESTITURES AND DISCONTINUED OPERATIONS

DIVESTITURES

     In late 1992, Chambers initiated a program to divest certain businesses that did not meet strategic and performance objectives and, in 1993 and 1994, completed a series of asset sales to various parties. During 1993 Chambers sold one landfill, one transfer station and six collection and hauling businesses for total proceeds of $39,535,000, consisting of $35,479,000 in cash and $4,056,000 in notes and other receivables. These sales resulted in net gains of $21,799,000. Chambers also sold land in Georgia for $1,284,000 in cash and received $996,000 with respect to a development project in California, which resulted in losses of $964,000 and $134,000, respectively.

     Additionally, on December 31, 1993, Chambers sold its two transfer stations in Morris County, New Jersey, to the Morris County Municipal Utilities Authority ("MCMUA") for $9,500,000 in cash, which resulted in a deferred gain of $3,950,000. Simultaneous with entering into the agreement for the sale of these transfer stations, Chambers and the MCMUA amended the agreement pursuant to which Chambers operates the transfer stations and provides waste disposal services, reducing the rates charged for such services in 1994. As a result of the interrelationship of the sale of the transfer stations and the operating and disposal service agreement, the gain on sale was deferred and recognized in 1994 as services were provided. As part of the agreement of sale, Chambers will continue to operate the transfer stations and provide waste disposal services until the county's long-term solid waste system is in operation or December 31, 1996, if later.

     During 1994 Chambers sold a recycling operation, a building and a parcel of land for a total of $2,089,000 in cash. The losses incurred as a result of these sales have been charged to the previously established allowance for divestiture losses.

     Approximately $24,999,000 and $7,623,000 of the net proceeds from these divestitures were applied to reduce long-term obligations of Chambers in 1993 and 1994, respectively.

     The following are summarized operating results of the businesses that were sold during 1993 and 1994 which are included in the results of continuing operations. These results exclude the two transfer stations in Morris County, New Jersey, that Chambers will continue to operate, and the net gain from divestitures of $20,701,000 included in unusual items -- operations for the year ended December 31, 1993 (in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1992        1993      1994
                                                               -------    --------   ------
    Revenues.................................................  $31,870    $ 15,921   $1,323
    Income (loss) from operations............................   (5,426)        377      (22)

     As a result of changes in Chambers' assessment of the marketability of one of its operations intended for divestiture, in the second quarter of 1994 Chambers reclassified $1,309,000 of assets of that operation, net of a related contract loss reserve, from assets held for sale to their respective balance sheet classifications.

                       CHAMBERS DEVELOPMENT COMPANY, INC.

Additionally, in the fourth quarter of 1994, assets of $1,226,000, related to undeveloped land that is permitted for use as a transfer station, were reclassified to assets held for sale. The remaining assets held for sale at December 31, 1994, include an undeveloped permitted landfill site and certain assets of a hauling and transfer station operation discussed below.

     During March 1995, Chambers entered into an asset purchase agreement related to its hauling, recycling and transfer station operations in Atlantic City, New Jersey, with Mid-Jersey Disposal, Inc. ("Mid-Jersey"), a wholly-owned subsidiary of USA Waste, whereby Mid-Jersey agreed to purchase certain assets of this operation. Terms of the purchase agreement provide for the sale of selected assets, principally vehicles, equipment and containers, for $727,000, which approximates their net book value. The asset purchase agreement is subject to final approval from the New Jersey Department of Environmental Protection ("NJDEP"). In conjunction with the asset purchase agreement, Chambers also entered into a separate management agreement, effective April 1, 1995, whereby Chambers will discontinue operating the facility and Mid-Jersey will manage, operate and service all facets of the business until the sale takes place, which will occur after approval is received from the NJDEP. As a result of the foregoing, in 1994 Chambers wrote off certain assets against previously recorded divestiture loss reserves and recorded an additional divestiture loss provision of $1,114,000 for the remaining assets of the Atlantic City operation, which Chambers is attempting to sell or lease.

     Included in the results of continuing operations are revenues for this hauling, recycling and transfer operation of $6,551,000, $6,259,000 and $4,222,000 for the years ended December 31, 1992, 1993 and 1994, respectively. Operating losses for this operation of $690,000, $857,000 and $874,000 for the respective years have been incurred and charged to the previously established reserve for divestiture losses.

     Chambers had recorded a provision of $10,466,000 in 1992 for estimated losses on the disposition of certain of its businesses (see Note N). The provision reflected the expected loss from the disposition of net assets, anticipated operating losses from the measurement date through the expected dates of disposal and estimated disposal costs. An aggregate of $2,299,000 in operating losses incurred by these businesses during 1993 and 1994 and $1,484,000 of losses on divestitures incurred in 1993 and 1994 have been charged against the loss reserve. Approximately $3,689,000 was charged to the loss reserve in 1993 and 1994 as a result of writing down assets to their net realizable value. Accruals of $7,689,000, consisting principally of provisions previously recorded for expected losses on the disposition of the businesses subsequently retained, have been reversed and are included in unusual items in 1993 and 1994 (see Note N).

     In 1993, Chambers also recorded a provision of $3,194,000 for estimated losses on the disposition of additional businesses classified as assets held for sale and in 1993 and 1994 recorded provisions of $2,321,000 and $1,114,000, respectively, for changes to estimates for losses related to the remaining assets held for sale.

     Net assets held for sale consist of the following (in thousands):

                                                                           DECEMBER 31,
                                                                       --------------------
                                                                         1993        1994
                                                                       --------    --------
    Inventories and prepaid expenses.................................  $    724    $     96
    Property and equipment, net......................................    16,260      11,222
    Intangibles and other noncurrent assets..........................       743          --
                                                                       --------    --------
                                                                         17,727      11,318
    Less allowance for losses........................................     6,697       2,020
                                                                       --------    --------
    Net assets held for sale.........................................  $ 11,030    $  9,298
                                                                       ========    ========

                       CHAMBERS DEVELOPMENT COMPANY, INC.

DISCONTINUED OPERATIONS

     On December 11, 1992, Chambers sold substantially all of the assets of its security services business to Baker Industries, Inc./BPS Guard Services, Inc. for approximately $27,430,000, of which $22,930,000 was received at closing with the balance received in 1993.

     Operating results of the security services business for the nine months ended September 30, 1992, which have been classified in the consolidated statements of operations as discontinued operations, include revenues of $68,079,000 and a loss from operations of $1,407,000.

NOTE F -- BUSINESS COMBINATIONS

     In 1991, Chambers acquired a medical, special and municipal waste incineration facility. Included in the original purchase price was a promissory note of $1,550,000 payable in May 1993 and a $4,000,000 contingent payment, net of related discounts. At December 31, 1993, such obligations were included in current maturities of long-term obligations and other noncurrent liabilities, respectively.

     In 1994, Chambers settled these obligations by the payment of $2,180,000 to the sellers. The $3,370,000 excess of the recorded liability over the settlement has been applied to reduce the net book value of the assets acquired, primarily property and equipment.

NOTE G -- CURRENT ACCRUED LIABILITIES

     Current accrued liabilities consist of the following (in thousands):

                                                                           DECEMBER 31,
                                                                       --------------------
                                                                         1993        1994
                                                                       --------    --------
    Shareholder litigation settlement................................  $     --    $ 10,000
    Insurance........................................................     7,308       4,098
    Legal fees and other litigation related costs....................     4,239       3,441
    Taxes, other than income.........................................     3,979       2,983
    Other............................................................    15,183      14,229
                                                                       --------    --------
                                                                       $ 30,709    $ 34,751
                                                                       ========    ========

                       CHAMBERS DEVELOPMENT COMPANY, INC.

NOTE H -- LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following (in thousands):

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1993         1994
                                                                     --------     --------
    Senior notes, interest at 11.45%, principal payable in periodic
      installments, maturing in 1996...............................  $152,843     $133,501
    Senior notes, interest at 11.95%, principal payable in periodic
      installments, maturing in 1996...............................    20,525       17,929
    Industrial revenue bonds, variable interest rates (5.8% to 6.0%
      at December 31, 1994), principal payable in annual
      installments, maturing in 2001-2007, collateralized by
      letters of credit............................................    95,200       88,800
    Noninterest-bearing notes, principal payable in annual
      installments, maturing in 2002, less unamortized discount of
      $4,464 and $3,630, respectively, based on imputed interest
      rate of 12%..................................................     7,686        7,170
    Other notes payable and equipment loans, various interest rates
      (6.0% to 11.5% at December 31, 1994), maturities through
      2000, collateralized by vehicles, equipment and other
      assets.......................................................    12,979        7,885
    Capital lease obligation on building (see Note I)..............     2,318        2,196
                                                                     --------     --------
                                                                      291,551      257,481
    Less current maturities........................................    29,748       46,465
                                                                     --------     --------
                                                                     $261,803     $211,016
                                                                     ========     ========

     The aggregate estimated payments, including scheduled minimum maturities, of long-term obligations for the five years ending December 31, 1995 through 1999 are: 1995-$46,465,000; 1996-$202,150,000; 1997-$3,480,000; 1998-$1,968,000;
and 1999-$1,534,000.

     In July 1993, Chambers executed comprehensive amendments to its bank credit facility (the "Credit Facility") and note purchase agreements under which Chambers issued senior notes (the "Senior Notes"). The amendments to the Credit Facility and Senior Note agreements (collectively, as amended, the "Amended Agreements") included revisions to the terms and conditions of the original agreements and provided for additional terms and conditions with respect to future periods. Chambers' lenders and bonding company were granted security interests in substantially all of the assets of Chambers and an intercreditor agreement was executed among the Credit Facility banks, the Senior Note holders and the bonding company with respect to priority of interests in collateral and access to assets. In November 1994, Chambers executed additional amendments (the "Amendments") to its Credit Facility and Senior Note agreements which included waivers (with respect to noncompliance of consolidated working capital and consolidated tangible net worth covenants attributable to the proposed settlement of the shareholder litigation and financial statement delivery covenants) and revisions to the terms and conditions of the Amended Agreements, principally with respect to payment terms and compliance covenants.

     The Amendments provide that 90% of the $74,421,000 scheduled payments previously due on July 1, 1995 may be deferred until July 1, 1996, with further deferral to December 31, 1996, at Chambers' option, of up to 75% of the $95,512,000 scheduled payments previously due on October 31, 1995 and December 30, 1995 and all of the $95,512,000 scheduled payments due on October 31, 1996 and December 30, 1996. Certain of such scheduled payments due in 1995 and 1996 will be reduced by pro rata payments made prior to the scheduled payment dates. The non-deferred portion of these scheduled payments will be applied to reduce Senior Note obligations, industrial revenue bond obligations and letters of credit issued under the Credit

                       CHAMBERS DEVELOPMENT COMPANY, INC.

Facility. The Amendments also provide that the remaining originally scheduled principal payments on the Senior Notes due after 1996 become due on December 31, 1996.

     The Amendments require, however, that Chambers reduce Senior Note and Credit Facility obligations by a total of $60,000,000, primarily through the payment of the non-deferred portions of the scheduled payments discussed above and other scheduled payments, between August 31, 1994 and December 31, 1995, of which $20,000,000 was required to be paid by January 31, 1995. Of the $60,000,000, $23,671,000 has been paid to date, with the January 1995 payment requirement having been satisfied. Portions of the remaining required payments are expected to be satisfied by currently available funds and operating cash flow; however, in the absence of the Merger and related refinancing of the Senior Note and Credit Facility obligations discussed below, Chambers will need to refinance the Senior Note and Credit Facility obligations on a stand-alone basis or complete significant divestitures to satisfy any remaining payments. Under the Amendments, Chambers is also required to pay to the holders of the Senior Notes and the Credit Facility banks, the amount by which its daily average unrestricted cash balance exceeds $40,000,000 for any calendar month, and a minimum of 50% of the net proceeds from specified divestitures as permitted by the Amendments, which proceeds will be applied to the $60,000,000 discussed above.

     The Amendments also provide for the issuance to the Senior Note holders and Credit Facility banks, at nominal consideration, of shares of Chambers' Class A Common Stock in the event Chambers has not refinanced the Senior Note and Credit Facility obligations prior to October 1, 1995. On that date, additional shares equal to 4% of Chambers' then issued and outstanding common stock would become issuable. Additional shares equal to 4% of Chambers' then issued and outstanding common stock would also become issuable if Chambers has not refinanced prior to April 1, 1996.

     The Amendments contain financial covenants which require Chambers to maintain minimum levels of tangible net worth, working capital and quarterly cash flows from operations. The Amendments also prohibit the incurrence of additional indebtedness and the payment of cash dividends, and limit annual cash capital expenditures.

     Chambers anticipates that the combined company will refinance substantially all of the indebtedness of Chambers and USA Waste, including the Senior Note and Credit Facility obligations of Chambers, before or at the time of the Merger. Upon any refinancing of the Senior Note and Credit Facility obligations, Chambers expects to pay an early redemption premium to the Senior Note holders (the "Premium") based on the difference between the interest rates on the Senior Notes and an adjusted rate for U.S. Treasury securities having a similar maturity. Based on interest rates on U.S. Treasury securities at December 31, 1994, if the refinancing were to occur on June 30, 1995, management's estimate of the approximate date of the Merger, the Premium would be approximately $6,962,000.

     The Amendments also require payment of escalating extension fees by Chambers to the Senior Note holders and Credit Facility banks, based upon the principal amounts outstanding as of the beginning of each calendar quarter, until such time as the existing debt under these agreements has been retired. Such extension fees are expected to aggregate approximately $652,000 through June 30, 1995.

     The amounts shown above for the extension fees and the Premium are estimates, and the final amounts will depend on the date of the refinancing and the actual principal amounts outstanding under the Senior Notes during that period. The estimated extension fees and the Premium are being charged to interest expense through the period ending June 30, 1995. At December 31, 1994, Chambers had accrued a total of $1,245,000 related to the Premium. Such accrual is included in other noncurrent liabilities as the payment of the obligation is expected to be funded by long-term financing by the combined company as discussed above. In addition, a fee of approximately $673,000 paid upon execution of the Amendments was charged to interest expense in 1994.

                       CHAMBERS DEVELOPMENT COMPANY, INC.

     The Credit Facility at December 31, 1994, provided for letters of credit supporting Industrial Revenue Bonds (the "IRBs"), performance of landfill closure and post-closure requirements, insurance and other contracts. Letters of credit outstanding at December 31, 1994, aggregated $113,080,000, the maximum amount then issuable under the Credit Facility. Chambers pays an annual commission of 2% on the amount of letters of credit outstanding.

     The IRBs outstanding at December 31, 1994, were collateralized by letters of credit totalling $90,550,000. The terms of the IRBs provide that Chambers may convert them to fixed interest rate obligations prior to the expiration of the applicable letters of credit, at prevailing market interest rates. The holders of such IRBs, upon giving notice, may tender them for redemption to the designated agent who will either remarket the obligations or use the letters of credit to fund their retirement. In the latter situation, Chambers would be indebted to the Credit Facility banks for the amounts advanced, and the banks could request cash collateral in the amount thereof.

     In the event the Merger is not consummated, Chambers intends to seek refinancing for its Senior Note and Credit Facility obligations. It is anticipated that such refinancing could be completed by September 30, 1995; however, management of Chambers believes that such refinancing would not be available to Chambers on a stand-alone basis without significant dilution to the stockholders of Chambers. If a refinancing were to occur on September 30, 1995, the Premium amount would be approximately $5,500,000. In addition, $895,000 in additional extension fees would be incurred.

     In the event that the Merger is not consummated, Chambers would necessarily undertake a series of actions to provide for liquidity and funding of the Settlement Agreements. Chambers has the ability to abandon the Settlement Agreements in the absence of funding sufficient to comply with the payment obligations. However, it is the intention of Chambers, should the Merger not be consummated, to seek a refinancing and to delay the funding of the Settlement Agreements rather than abandon such agreements.

     Chambers believes that a refinancing cannot be obtained in the absence of a settlement of the shareholder litigation. While Chambers has, under certain circumstances, alternate available financing through a funding agreement with USA Waste in an amount sufficient to satisfy Chambers' obligations under the Settlement Agreements, actual payments under such funding agreement remain subject to the consent of Chambers' current lending group. In the alternative, Chambers could delay the implementation of the shareholder litigation settlement until refinancing has been obtained.

     In the absence of a settlement of the shareholder litigation and a refinancing of the Senior Note and Credit Facility obligations, Chambers would be compelled to implement an action plan to ensure continuing liquidity. The steps that would be necessary with respect to liquidity would include a reduction in discretionary capital expenditures with respect to current transfer station and methane recovery projects. Capital expenditures for vehicle and heavy equipment purchases would be reduced to a maintenance level, or otherwise deferred, and Chambers would employ lease financing programs, to the extent available, for certain equipment, in substitution for capital expenditure programs currently planned. Chambers would also resume and accelerate its divestiture program with respect to non-core assets and operations. As an additional step, Chambers would endeavor to accelerate remaining tax refunds and to substitute surety bond programs where permitted, with respect to closure and post-closure bond requirements, for cash collateral programs presently in place in certain jurisdictions.

     Should the Merger not be consummated, management of Chambers believes that the foregoing plan of action would be adequate to maintain compliance with the covenants and payment obligations under its Senior Note and Credit Facility obligations through December 31, 1995 and would provide a sufficient period of time to achieve a refinancing, which, in turn would permit the implementation of the settlement of the shareholder litigation. As indicated above, the Amendments provide that deferred payments previously due on July 1, 1995 may be deferred until July 1, 1996, with other deferred payments becoming due in December 1996, and with

                       CHAMBERS DEVELOPMENT COMPANY, INC.

the remaining originally scheduled payments due after 1996 becoming due on December 31, 1996. With the bulk of Chambers' long-term obligations becoming due in the second half of 1996 under the Amendments, the liquidity of Chambers would be adversely affected if the Merger were not consummated or a refinancing or modification of the current lending agreements were not achieved in a timely fashion.

NOTE I -- COMMITMENTS

  Capital Lease on Building

     Chambers' headquarters facility is presently leased from the principal stockholders of Chambers under a lease with an initial term expiring in October 2006 and which has a ten-year renewal option. The agreement provides for aggregate lease payments of $1,012,000 during 1995, payable monthly, and for rental increases based on increases in taxes and other costs. The rent may be adjusted upward for increases in certain costs of the lessor on an annual basis. As of December 31, 1994, future minimum payments for the initial term of the lease based on the aforementioned annual lease obligation were $11,140,000, including $918,000 representing interest and $8,026,000 representing executory costs. Chambers has guaranteed the demand note borrowing by the lessor to finance the building, which is collateral for such note. The outstanding balance of the note was $1,945,000 at December 31, 1994. In 1988, Chambers prepaid $752,000 on the lease payments due in the final year of the original lease term; such prepayment has been deducted in arriving at the above-mentioned future minimum payments.

     As discussed in Note D, pursuant to the terms of the Derivative Action Settlement Agreement, Chambers' headquarters facility will be contributed to Chambers, subject to assumption or discharge by Chambers of the demand note borrowing of the lessor.

  Operating Leases

     Chambers has entered into a number of noncancelable operating leases for vehicles, equipment, offices and other facilities which expire through 2012. Lease expense aggregated $12,027,000, $11,020,000 and $7,632,000 during 1992,
1993 and 1994, respectively. The following is a summary of the future minimum lease payments under operating leases in effect at December 31, 1994 (in thousands):

       YEAR ENDING DECEMBER 31,
       ------------------------
       1995.....................................................................  $ 4,032
       1996.....................................................................    2,419
       1997.....................................................................    1,269
       1998.....................................................................      382
       1999.....................................................................      159
       Thereafter...............................................................    1,380
                                                                                  -------
                                                                                  $ 9,641
                                                                                  =======

NOTE J -- ENVIRONMENTAL COSTS AND LIABILITIES

     Chambers' operation within the environmental services industry subjects it to future financial obligations with regard to closure and post-closure monitoring and site maintenance costs associated with the solid waste landfills it operates. Chambers' engineers estimate such costs based on the technical requirements of the U.S. Environmental Protection Agency's Subtitle D regulations and the proposed air emissions standards under the Clean Air Act, as they are being applied on a state-by-state basis.

     Final closure and post-closure monitoring and site maintenance costs represent the costs related to cash expenditures to be incurred after a landfill ceases to accept waste and closes. Such costs include final capping of the site and site inspections, groundwater monitoring, leachate management, methane gas control and

                       CHAMBERS DEVELOPMENT COMPANY, INC.

maintenance costs to be incurred for up to 30 years after the facility closes. Final closure and post-closure monitoring and site maintenance costs are estimated to be approximately $140,000,000 at the time all Chambers landfills have reached their respective capacity. The accrual for these costs is recorded as airspace at the respective landfill site is consumed.

     In addition, Chambers expects to incur other closure costs, principally related to capping and methane gas control activities, during the operating lives of the landfill sites. The accrual for these costs is also recorded as airspace at the respective landfill site is consumed.

     Accrued liabilities for all closure and post-closure monitoring and maintenance costs are as follows (in thousands):

                                                                           DECEMBER 31,
                                                                       --------------------
                                                                         1993        1994
                                                                       --------    --------
    Current portion, included in accrued liabilities.................  $  1,858    $  1,534
    Noncurrent portion, included in other noncurrent liabilities.....    18,114      24,113
                                                                       --------    --------
                                                                       $ 19,972    $ 25,647
                                                                       ========    ========

     Chambers periodically reviews and updates the underlying assumptions used to determine such estimates and, accordingly, the estimate of total projected costs is subject to periodic revision and adjustment.

NOTE K -- CAPITAL STOCK

     The Class A Common Stock is entitled to a noncumulative quarterly dividend preference of $.003125 per share before any dividend may be paid on the Common Stock. Additional dividends declared on the Class A Common Stock and the Common Stock are shared equally on a per share basis. Holders of Class A Common Stock are entitled to one vote per share, whereas holders of Common Stock have ten votes per share. Common Stock is convertible into Class A Common Stock at the option of the holder on a one-for-one basis.

     At December 31, 1994, approximately 19,158,000 shares of Class A Common Stock were reserved for issuance under Chambers' stock option plans and for the conversion of Common Stock.

     During the years ended December 31, 1992, 1993 and 1994, 8,700, 10,150 and 86,582 shares, respectively, of Chambers' Common Stock were exchanged for an equal number of shares of Class A Common Stock. In addition, during 1992 and 1994, 8,366 and 600 shares, respectively, of Class A Common Stock were issued upon the exercise of stock options.

NOTE L -- STOCK OPTION PLANS

     Chambers has two plans under which stock options for the purchase of Class A Common Stock currently may be granted: the 1993 Stock Incentive Plan (the "1993 Plan") and the 1991 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"). The 1990 Stock Option Plan for Consultants and Advisors was terminated on March 16, 1994.

     The maximum number of shares of Class A Common stock available for grant under the 1993 Plan in each calendar year is equal to one percent of the total number of outstanding shares of Class A Common Stock as of the beginning of the year, plus any shares then reserved but not subject to grant under Chambers' terminated 1988 Stock Option Plan. Any unused shares available for grant in any calendar year are carried forward and available for award in succeeding calendar years.

     The 1993 Plan permits the granting to key officers and employees, including directors who are employees, the following types of awards: (i) stock options including incentive stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) deferred stock, (v) performance awards, (vi) dividend equivalents and

                       CHAMBERS DEVELOPMENT COMPANY, INC.

(vii) other stock-based awards. The type and number of awards to be granted, as well as the terms, conditions and other provisions applicable to each award, are determined by the Human Resource Committee of the Board of Directors.

     Under the 1993 Plan, the exercise price of stock options granted may be more or less than the fair market value of the stock on the date of grant, but in no event may it be less than the par value of the stock. Stock appreciation rights may be granted, either alone or in tandem with stock options. These rights entitle the optionee to receive the excess of the fair market value of the stock on the date of exercise over the grant price which generally may not be less than the fair market value of the stock on the date of grant.

     The Directors' Plan provides for the granting of options for the purchase of a maximum of 150,000 shares of Class A Common Stock. Under the Directors' Plan, each person serving as a director and who is not employed by Chambers will automatically be granted options for the purchase of 2,000 shares of stock on the third business day following each annual stockholders' meeting. In addition, each nonemployee director at the effective date of the plan was granted options to purchase 2,000 shares of stock for each year previously served on Chambers' Board of Directors. Options granted under the Directors' Plan become fully exercisable one year after the date of grant.

     Provisions of the 1988 Plan continue with respect to stock options previously granted. Options outstanding under the 1988 Plan become exercisable
(i) in cumulative annual increments of 25 percent each year, commencing one year after the date of grant, or (ii) in cumulative annual increments of 50 percent each year, commencing three years after the date of grant.

     Information related to stock options under all plans is as follows (shares in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------
                                                     1992            1993            1994
                                                 ------------     -----------     -----------
    Outstanding at beginning of year...........           876           1,451           1,622
    Granted....................................           751             481             585
    Cancelled..................................          (168)           (310)           (269)
    Exercised..................................            (8)             --              (1)
                                                 ------------     -----------     -----------
    Outstanding at end of year.................         1,451           1,622           1,937
                                                  ===========      ==========      ==========
    Exercisable at end of year.................           372             572             779
    Available for future grants at end of
      year.....................................           662             934             892
    Price range:
      Granted..................................  $       4.38     $      4.03     $2.25- 3.88
      Cancelled................................    4.38-21.19      4.38-17.44      2.25-17.44
      Exercised................................   12.22-17.44              --            4.38
      Outstanding at end of year...............    4.38-24.63      4.03-24.63      2.25-24.63

NOTE M -- REVENUES FROM MAJOR CUSTOMERS

     Chambers operates in one industry segment, integrated waste management. Revenues from the Bergen County Utilities Authority totaled $33,476,000 and $33,870,000, or 11.4% and 11.7% of revenues from continuing operations, for the years ended December 31, 1992 and 1993, respectively.

NOTE N -- UNUSUAL ITEMS

  Unusual Items -- Operations

     In 1992, Chambers became a defendant in shareholder litigation arising out of financial statement revisions (see Note D) and, as a result of noncompliance with certain covenants of its various long-term borrowing agreements, commenced restructuring of its principal credit facilities and surety arrangements.

                       CHAMBERS DEVELOPMENT COMPANY, INC.

Chambers also initiated a major restructuring of its operations which included a program to divest certain businesses that no longer met strategic and performance objectives, the abandonment of various development activities and the reorganization of its corporate and regional operations. In 1992, 1993 and 1994, Chambers has incurred substantial expenses related to these matters.

     In 1992, Chambers recorded a charge of $10,525,000 for anticipated losses on planned asset divestitures and contractual commitments and recorded a charge of $12,425,000 for asset impairments and abandoned projects. There was no cash flow effect for these unusual charges.

     In addition, Chambers recorded charges of $10,388,000 in 1992 for financing and professional fees primarily related to the restructuring of its principal credit facilities and surety arrangements. Chambers also recorded a charge of $7,134,000 for special directors and officers insurance premiums as a result of the shareholder litigation and charges of $3,819,000 related to the reorganization of its corporate and regional operations. The latter charges were for employee severance, relocation and related transition costs, costs to close certain facilities and other related costs.

     During 1993, Chambers sold certain businesses as part of its divestiture program, which resulted in a net gain of $20,701,000. Chambers also recorded charges of $8,687,000 for losses on asset divestitures and contractual commitments including (i) $3,172,000 related to the municipal contract discussed below, (ii) $3,194,000 related to the recycling operation and real estate sold in 1994 and (iii) $2,140,000 related to a hauling, recycling and transfer station held for sale. In addition, Chambers reversed prior year provisions of $6,636,000 for losses on divestitures for businesses that were subsequently retained.

     In 1993, Chambers also recorded charges of $4,929,000, consisting of $2,028,000 for impaired assets and $2,901,000 for abandoned projects. Additionally, there were charges in 1993 of $1,555,000 for special directors and officers insurance premiums and $315,000 for severance benefits paid to employees terminated in connection with the corporate and regional restructuring.

     In 1994, Chambers recorded charges of $3,400,000 for losses on asset divestitures including $1,114,000 to adjust a prior year estimate of the loss on divestiture of a hauling, recycling and transfer station operation, and $2,300,000 related to the estimated future loss on a municipal contract. Effective March 1, 1994, Chambers was awarded a three-year contract for the transportation and disposal of municipal solid waste with, at the customer's option, two one-year extension periods beyond February 28, 1997. The costs of operating the contract have been greater than originally estimated and, since inception, the contract has been generating an operating loss. Operational changes and improvements implemented during 1994 did not sufficiently reduce operating costs. As a result, Chambers has estimated it will incur operating losses of approximately $2,300,000 through the remaining two-year term of the contract, and the two one-year extension periods, in order to satisfy the service requirements of the contract and accordingly has accrued such amount. In 1994, Chambers also reversed prior year provisions for losses on divestitures and contractual commitments of $3,565,000, including $2,000,000 previously recorded for expected losses to be incurred on a municipal contract with respect to which Chambers was able to negotiate an early termination and $1,053,000 of excess reserve related to the sale in 1994 of a recycling operation and certain real estate.

     In addition, in 1994 Chambers recorded net charges of $8,237,000 for asset impairments and abandoned projects. That amount included a fourth quarter charge of $6,978,000 to reduce the carrying value, as of December 31, 1994, of Chambers' medical, special and municipal waste incinerator facility to its estimated net realizable value. The amount of the charge was measured as the difference between the carrying value of long-term assets, principally property, plant and equipment and intangible assets, and the estimated fair value of the assets based on the present value of future cash flows discounted at 12%. The adjustment was based on a review conducted in the fourth quarter which determined there had been a permanent decline in the value of the facility based on the conclusion that Chambers could not recover its investment through future operations, given current and forecasted pricing, waste mix and capacity trends as well as recently proposed regulations

                       CHAMBERS DEVELOPMENT COMPANY, INC.

with respect to medical waste incinerator facilities and general declines in the value of waste incinerator businesses. During 1994, Chambers also reached a favorable settlement of previously reported litigation related to certain contracts entered into with respect to the purchase by Chambers of a landfill and the prior purchase of a waste collection and hauling company. The settlement amount is included as a credit to unusual items and includes receipt by Chambers of $1,200,000 in cash and the forgiveness of all remaining non-compete payments totalling $525,000 that were to have been paid by Chambers to various individuals in 1994, 1995 and 1996. The remaining charge of $2,984,000 represents changes in prior year estimates for certain asset impairments and abandoned projects. In addition, Chambers recorded a charge of $825,000 primarily relating to severance benefits paid to employees terminated as part of Chambers' continued reorganization. With the exception of the $1,200,000 litigation settlement received by Chambers and the $825,000 payment of severance benefits, there was no cash flow effect to these unusual charges.

UNUSUAL ITEMS -- SHAREHOLDER LITIGATION SETTLEMENT AND OTHER LITIGATION RELATED COSTS

     Other income (expense) includes charges of $10,853,000, $5,500,000 and $79,400,000 for the years ended December 31, 1992, 1993 and 1994, respectively. The charge in 1994 consists of $75,300,000 for the shareholder litigation settlement and $4,100,000 for legal and other related costs (see Note D). The charges in 1992 and 1993 are for legal and other costs related to the shareholder litigation.

     A summary of unusual items is as follows (in thousands):

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               1992       1993       1994
                                                             --------   --------    -------
    Unusual items -- operations
      Net gains on asset divestitures......................  $     --   $(20,701)   $    --
      Provision for loss on asset divestitures and
         contractual commitments...........................    10,525      8,687      3,366
      Reversal of prior provisions for loss and costs on
         asset divestitures and contractual commitments....        --     (6,636)    (3,565)
      Asset impairments and abandoned projects.............    12,425      4,929      8,237
      Financing and professional fees......................    10,388         --         --
      Directors and officers insurance.....................     7,134      1,555         --
      Corporate and regional restructuring.................     3,819        315        825
                                                             --------   --------    -------
                                                               44,291    (11,851)     8,863
    Unusual items -- shareholder litigation settlement and
      other litigation related costs.......................    10,853      5,500     79,400
                                                             --------   --------    -------
                                                             $ 55,144   $ (6,351)   $88,263
                                                             ========   ========    =======

                       CHAMBERS DEVELOPMENT COMPANY, INC.

NOTE O -- SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental information related to the consolidated statements of cash flows is as follows (in thousands):

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1992        1993        1994
                                                            -------     -------     -------
    Cash paid during the year for:
      Income taxes........................................  $ 1,390     $   563     $ 1,586
      Interest (net of amount capitalized)................   32,252      29,278      22,440
    Noncash investing and financing activities:
      Receivables from sales of businesses................    4,500       4,056          --
      Liabilities incurred or assumed in acquisitions of
         businesses.......................................    8,025          --          --
      Capital lease obligations...........................      776          --         408

NOTE P -- INCOME TAXES

     The income tax provision (benefit) applicable to continuing operations, consists of the following (in thousands):

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                              1992        1993       1994
                                                            --------     ------     -------
    Current:
      Federal.............................................  $(12,000)    $   --     $(4,300)
      State and local.....................................     1,325      1,600         648
                                                            --------     ------     -------
                                                             (10,675)     1,600      (3,652)
    Deferred provision....................................    12,000         --          --
    Utilization of state operating loss carryforwards.....        --         --        (279)
                                                            --------     ------     -------
                                                            $  1,325     $1,600     $(3,931)
                                                            ========     ======     =======

     Deferred income taxes result from temporary differences in the timing of recognition of costs and expenses for tax and financial reporting purposes and relate principally to the capitalization of costs and expenses for income tax purposes that were deducted for financial reporting purposes, partially offset by the use of accelerated depreciation for income tax purposes.

     The statute of limitations has expired for Chambers' federal income tax returns for 1987 and prior years. The returns for 1988 through 1992 are currently under examination by the Internal Revenue Service ("IRS"). Chambers has reached tentative agreement with the IRS regarding the tax treatment of certain costs and expenses deducted for financial statement purposes in these open tax years. That agreement is subject to the approval of the Joint Committee on Taxation. Based on the tentative agreement with the IRS, Chambers estimates its tax net operating loss carryforwards at December 31, 1994 to be approximately $232,000,000, the majority of which expire in 2007.

                       CHAMBERS DEVELOPMENT COMPANY, INC.

     Deferred income tax assets and (liabilities) are comprised of the following (in thousands):

                                                                         DECEMBER 31,
                                                                    ----------------------
                                                                      1993         1994
                                                                    --------     ---------
    Net operating loss carryforwards..............................  $ 77,555     $  98,030
    Accrued shareholder litigation settlement.....................        --        28,360
    Accrued closure reserves......................................     8,500        10,260
    Other (principally asset impairments and losses from planned
      asset divestitures).........................................     6,765        15,700
                                                                    --------     ---------
    Gross deferred income tax assets..............................    92,820       152,350
    Property, equipment and intangibles assets....................    (6,400)      (11,780)
    Less valuation allowance......................................   (86,420)     (140,570)
                                                                    --------     ---------
    Deferred income tax asset, net................................  $     --     $      --
                                                                    ========     =========

     A reconciliation of the income tax provision (benefit) applicable to continuing operations computed using the statutory federal income tax rate to the tax provision shown in the consolidated statements of operations is as follows (in thousands):

                                                               YEAR ENDED DECEMBER 31,
                                                          ---------------------------------
                                                            1992        1993         1994
                                                          --------     -------     --------
    Computed at federal statutory rate..................  $(23,400)    $ 3,500     $(33,000)
    Operating losses not utilized.......................    23,400          --       28,520
    Benefit of operating loss carryforwards.............        --      (3,500)          --
    Prior year tax adjustment...........................        --          --       (4,300)
    State income taxes..................................     1,325       1,600          369
    Nondeductible expenses..............................        --          --        4,480
                                                          --------     -------     --------
    Income tax provision (benefit)......................  $  1,325     $ 1,600     $ (3,931)
                                                          ========     =======     ========

NOTE Q -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions have been used by Chambers to estimate the fair value of each class of financial instrument:

  Cash and Cash Equivalents

     The fair value approximates the carrying amount due to the short period to maturity (three months or less) of the instruments.

  Funds Held In Escrow

     The estimated fair value of financial instruments that reprice or mature in less than three months approximates the carrying amount due to the short maturity of the instruments. The fair value of financial instruments with maturities greater than three months are estimated based on quoted market prices for the same or similar financial instruments.

  Long-Term Obligations

     The fair value of Chambers' debt maturing within one year approximates the carrying amount due to the short-term maturities involved.

                       CHAMBERS DEVELOPMENT COMPANY, INC.

     The fair value of the Senior Note obligations approximates the carrying amount for obligations of similar risk and duration. The interest rates on these notes were established in December 1992 and remained unchanged when the amendments to the agreements were executed in July 1993. Interest and periodic fees on these notes were increased in November 1994.

     The fair value of the industrial revenue bonds approximates the carrying amount as the interest rates on the bonds are reset weekly based on the credit quality of the letters of credit which collateralize the bonds.

     The fair value of the noninterest bearing notes approximates the carrying amount which represents the discounted value of the notes using an interest rate considered market for a borrowing of similar credit quality and maturity.

     The fair value of other notes payable and equipment loans, excluding capital leases, is estimated by discounting future cash flows using an interest rate considered market for borrowings of similar credit quality and maturity.

  Letters of Credit

     The fair value of letters of credit is based upon the fees paid to obtain the obligation.

     The carrying or notional amounts and estimated fair values of Chambers' financial instruments are as follows (in thousands):

                                                 DECEMBER 31, 1993         DECEMBER 31, 1994
                                               ---------------------     ---------------------
                                               CARRYING      FAIR        CARRYING      FAIR
                                                AMOUNT       VALUE        AMOUNT       VALUE
                                               ---------   ---------     ---------   ---------
    Balance Sheet Instruments
      Cash and cash equivalents..............  $  44,553   $  44,553     $  23,548   $  23,548
      Funds held in escrow...................     43,241      43,231        25,716      25,744
      Long-term obligations (including
         current maturities).................    286,104     285,853       253,306     253,152

                                               NOTIONAL      FAIR        NOTIONAL      FAIR
                                                AMOUNT       VALUE        AMOUNT       VALUE
                                               ---------   ---------     ---------   ---------
    Off Balance Sheet Instruments
      Letters of credit......................  $ 131,103   $      --     $ 113,080   $      --

                       CHAMBERS DEVELOPMENT COMPANY, INC.

NOTE R -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following information summarizes Chambers' quarterly financial results (in thousands, except per share amounts):

                                                                                              NET
                                                                  OPERATING      NET        INCOME
                                                                   INCOME       INCOME      (LOSS)
                                                      REVENUES     (LOSS)       (LOSS)     PER SHARE
                                                      ---------   ---------    --------    ---------
Year Ended December 31, 1993
  First quarter.....................................  $  67,687    $ 9,111     $  1,788     $   .03
  Second quarter....................................     75,878      8,332        1,503         .02
  Third quarter.....................................     75,274     21,486        9,527         .14
  Fourth quarter....................................     69,642      2,074       (4,515)       (.07)
                                                      ---------   ---------    --------    ---------
                                                      $ 288,481    $41,003     $  8,303     $   .12
                                                      =========    =======     ========     =======
Year Ended December 31, 1994
  First quarter.....................................  $  59,766    $ 3,315     $ (1,975)    $  (.03)
  Second quarter....................................     68,644      5,696          860         .01
  Third quarter.....................................     67,136      6,597      (72,719)      (1.09)
  Fourth quarter....................................     62,443     (8,388)     (16,410)       (.24)
                                                      ---------   ---------    --------    ---------
                                                      $ 257,989    $ 7,220     $(90,244)    $ (1.35)
                                                      =========    =======     ========     =======

     Certain reclassifications have been made to the 1993 quarterly financial results previously reported primarily for the reclassification of shareholder litigation related costs from unusual items -- operations to a component of other income (expense).

     Results for 1993 include net credits for unusual items of $4,563,000, $758,000 and $6,532,000 for the first, second and third quarters, respectively, and a net unusual charge of $5,502,000 for the fourth quarter (see Note N).

     Results for 1994 include net charges for unusual items of $74,100,000 and $14,163,000 for the third and fourth quarters, respectively (see Note N).

NOTE S -- COMMITMENTS AND CONTINGENCIES

  Employment Agreements

     In February 1993, Chambers entered into employment agreements with certain of its key executives that provide such executives with rights to severance benefits if employment with Chambers ceases under specified circumstances in connection with a "change of control" of Chambers such as the Merger. Such agreements were replaced effective as of February 1995 with agreements substantially similar to the prior agreements except with respect to certain termination provisions unrelated to the change of control termination provisions. If all such rights were to be exercised, Chambers would be obligated to pay a total of approximately $7,635,000 to such executives. The term of each of these agreements ends on February 2, 1996.

  Litigation and Investigations

     Shortly after Chambers' March 17, 1992 announcement of a change in accounting policies concerning capitalization, the Securities and Exchange Commission (the "Commission") initiated an informal investigation with respect to Chambers' accounting method and the accuracy of its financial statements and into the possibility that persons or entities had traded in Chambers' securities on the basis of inside information prior to the announcement. On September 30, 1992, a formal order of investigation was issued by the Commission with respect to potential violations by Chambers and others of sections 10(b), 13(a) and 13(b) of the

                       CHAMBERS DEVELOPMENT COMPANY, INC.

Securities Exchange Act of 1934 and various rules promulgated thereunder. Chambers has cooperated with the investigation through the production of documents and by providing witnesses pursuant to the Commission's request. On May 9, 1995, the Commission filed a complaint against Chambers in the United States District Court for the Western District of Pennsylvania alleging that Chambers violated the antifraud provisions of the Securities Act and the antifraud, reporting, internal controls and recordkeeping provisions of the Exchange Act by issuing false and misleading earnings announcements from 1989 through March 1992 and including false and misleading financial statements in its reports on Forms 10-K and 10-Q and its registration statements filed from 1989 through November 1991. Chambers simultaneously consented, without admitting or denying the Commission's allegations, to the entry of an order enjoining it from violating certain provisions of the Securities Act and the Exchange Act and requiring it to pay a civil penalty of $500,000.

     The Commission also instituted administrative proceedings under Section 21C of the Exchange Act against four present and former officers of Chambers, including John G. Rangos, Sr., Chairman and Chief Executive Officer of Chambers, two of Chambers' former corporate controllers and a former chief financial officer of Chambers. The Commission found, among other things, that John G. Rangos, Sr. and one of the former corporate controllers each were a cause of Chambers' violations of the reporting, internal controls and recordkeeping provisions of the Exchange Act. Each of these four persons consented to the issuance of a cease and desist order without admitting or denying the Commission's findings.

     The American Stock Exchange and the Chicago Board of Options Exchange are conducting investigations into trading activity on their respective exchanges in Chambers' securities and in put options on Chambers' securities prior to the March 17, 1992 announcement.

     On December 4, 1992, Chambers was served with a grand jury subpoena out of the United States District Court for the Eastern District of New York seeking production of public filings and reports disseminated to its shareholders, documents referring to the preparation of its financial statements and other materials. Chambers has responded to the subpoena by producing documents. The grand jury investigation is ongoing and it appears to be focusing on issues similar to those raised by the civil litigation discussed in Note D and the Commission's investigation described above.

     Chambers is cooperating with each of the investigations referred to in the two preceding paragraphs.

     A declaratory judgement action entitled Morel, et al. v. Chambers Waste Systems of Florida, Inc., was filed on September 29, 1994 in the Circuit Court of the Fifteenth Judicial Circuit of Florida in and for Palm Beach County, Florida. The plaintiffs are seeking a declaration that they are entitled to royalty payments from Chambers as calculated by a percentage of gross revenues derived from Chambers' landfill located at Berman Road in Okeechobee County, Florida, as well as from any landfill that may be sited in the future by Chambers on nearby property. Chambers has responded by seeking, among other things, a declaration that any writing or document that the plaintiffs contend such royalty entitlement is based upon is void, voidable or otherwise of no effect or, alternatively, that any royalty payments be solely based upon the nearby property to Chambers' landfill, when a landfill is developed, if ever, on such property. The outcome of this action is not presently determinable.

     Since the announcement of the Merger, three cases have been filed in the Court of Chancery of the State of Delaware in New Castle County against Chambers, its officers and directors and USA Waste and Envirofil, Inc. These cases include Smith v. Rangos et al., C.A. No. 13906, Krim v. Rangos et al., C.A. No. 13985, and Adams v. Rangos et al., C.A. No. 13909. Each of these actions relates to the Merger and seeks substantially similar relief. Accordingly, a consolidation order was entered by the Court of Chancery on March 1, 1995. The cases have been consolidated for all purposes under Smith v. Rangos, et al., and the caption of the consolidated case is In Re Chambers Development Company, Inc. Shareholders Litigation, Consolidated C.A. No. 13906. The complaint which will govern the consolidated action is the compliant filed in the Krim action. The Krim complaint is brought as a purported class action on behalf of the plaintiff and all similarly situated

                       CHAMBERS DEVELOPMENT COMPANY, INC.

Chambers security holders, excluding defendants and any person, firm, corporation or similar entity related to or affiliated with any of the defendants. The complaint alleges that the individual defendants, inter alia, engaged in unfair dealing to the detriment of the class; the Merger is grossly unfair to the members of the class; the members of the class would be irreparably damaged if the Merger were to be consummated; and the defendants' conduct constituted a breach of fiduciary and other common law duties allegedly owed to the putative class. The plaintiff alleges that the Merger consideration is inadequate for various reasons and that the individual defendants failed to maximize shareholder value. The complaint seeks a declaration that the Merger Agreement was the result of a breach of fiduciary duty by the individual defendants, aided and abetted by the USA Waste defendants, and is thus unlawful and unenforceable; an injunction to enjoin defendants from proceeding with the Merger; an injunction to enjoin defendants from consummating any merger or combination with a third party absent procedures or processes such as an auction; an order invalidating certain proxy arrangements; and an order awarding plaintiff and the class members damages, costs and disbursements, including reasonable attorneys' and experts' fees. Counsel for the parties have engaged in settlement discussions and, based thereon, USA Waste and Chambers anticipate that a definitive agreement, subject to court approval, will be finalized before the USA Waste Annual Meeting and the Chambers Special Meeting.

     Other lawsuits, claims and proceedings have been or may be instituted or asserted against Chambers from time to time. Although the outcome of these matters cannot be predicted with certainty, management of Chambers believes that disposition of these lawsuits, claims and proceedings which are pending or asserted will not have a material adverse effect on Chambers' financial condition or liquidity. Given Chambers' level of operating results, future resolution of these matters may have a material effect on results of operations for interim and annual periods.

  Insurance

     Chambers self-insures certain of its comprehensive general liability and workers compensation risks, while maintaining third-party coverage to protect against catastrophic loss, except for losses arising from pollution and environmental liabilities which are self-insured. Chambers has not incurred significant fines, penalties or liabilities for pollution or environmental liabilities at any of its facilities; however, Chambers' operating results could be adversely affected in the future in the event of uninsured losses.

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER

                                  DATED AS OF
                               NOVEMBER 28, 1994

                                  BY AND AMONG

                           USA WASTE SERVICES, INC.,

                        CHAMBERS ACQUISITION CORPORATION

                                      AND

                       CHAMBERS DEVELOPMENT COMPANY, INC.

                               TABLE OF CONTENTS

                                                                                      PAGE
                                                                                      -----
                                   ARTICLE I

                                  THE MERGER

SECTION  1.1.    The Merger........................................................    AA-1
SECTION  1.2.    Effective Time of the Merger......................................    AA-1

                                  ARTICLE II

                     THE SURVIVING AND PARENT CORPORATIONS

SECTION  2.1.    Certificate of Incorporation......................................    AA-1
SECTION  2.2.    By-Laws...........................................................    AA-2
SECTION  2.3.    Directors.........................................................    AA-2
SECTION  2.4.    Officers..........................................................    AA-2

                                  ARTICLE III

                             CONVERSION OF SHARES

SECTION  3.1.    Conversion of Company Shares in the Merger........................    AA-2
SECTION  3.2.    Conversion of Subsidiary Shares...................................    AA-2
SECTION  3.3.    Exchange of Certificates..........................................    AA-2
SECTION  3.4.    No Fractional Securities..........................................    AA-4
SECTION  3.5.    Closing...........................................................    AA-4
SECTION  3.6.    Closing of the Company's Transfer Books...........................    AA-4

                                  ARTICLE IV

            REPRESENTATIONS AND WARRANTIES OF PARENT AND SUBSIDIARY

SECTION  4.1.    Organization and Qualification....................................    AA-4
SECTION  4.2.    Capitalization....................................................    AA-4
SECTION  4.3.    Subsidiaries......................................................    AA-5
SECTION  4.4.    Authority; Non-Contravention; Approvals...........................    AA-5
SECTION  4.5.    Reports and Financial Statements..................................    AA-6
SECTION  4.6.    Absence of Undisclosed Liabilities................................    AA-7
SECTION  4.7.    Absence of Certain Changes or Events..............................    AA-7
SECTION  4.8.    Litigation........................................................    AA-7
SECTION  4.9.    Registration Statement and Proxy Statement........................    AA-7
SECTION  4.10.   No Violation of Law...............................................    AA-8
SECTION  4.11.   Compliance with Agreements........................................    AA-8
SECTION  4.12.   Taxes.............................................................    AA-8
SECTION  4.13.   Employee Benefit Plans; ERISA.....................................    AA-9
SECTION  4.14.   Labor Controversies...............................................   AA-10
SECTION  4.15.   Environmental Matters.............................................   AA-10
SECTION  4.16.   Non-competition Agreements........................................   AA-11
SECTION  4.17.   Title to Assets...................................................   AA-12
SECTION  4.18.   Parent Stockholders' Approval.....................................   AA-12

                                                                                      PAGE
                                                                                      -----

                                  ARTICLE V

                REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION  5.1.    Organization and Qualification....................................   AA-12
SECTION  5.2.    Capitalization....................................................   AA-12
SECTION  5.3.    Subsidiaries......................................................   AA-13
SECTION  5.4.    Authority; Non-Contravention; Approvals...........................   AA-13
SECTION  5.5.    Reports and Financial Statements..................................   AA-14
SECTION  5.6.    Absence of Undisclosed Liabilities................................   AA-15
SECTION  5.7.    Absence of Certain Changes or Events..............................   AA-15
SECTION  5.8.    Litigation........................................................   AA-15
SECTION  5.9.    Registration Statement and Proxy Statement........................   AA-15
SECTION  5.10.   No Violation of Law...............................................   AA-15
SECTION  5.11.   Compliance with Agreements........................................   AA-16
SECTION  5.12.   Taxes.............................................................   AA-16
SECTION  5.13.   Employee Benefit Plans; ERISA.....................................   AA-16
SECTION  5.14.   Labor Controversies...............................................   AA-17
SECTION  5.15.   Environmental Matters.............................................   AA-18
SECTION  5.16.   Non-competition Agreements........................................   AA-18
SECTION  5.17.   Title to Assets...................................................   AA-19
SECTION  5.18.   Company Stockholders' Approval....................................   AA-19

                                  ARTICLE VI

                    CONDUCT OF BUSINESS PENDING THE MERGER

SECTION  6.1.    Conduct of Business by the Company Pending the Merger.............   AA-19
SECTION  6.2.    Conduct of Business by Parent and Subsidiary Pending the Merger...   AA-20
SECTION  6.3.    Control of the Company's Operations...............................   AA-21
SECTION  6.4.    Control of Parent's Operations....................................   AA-21
SECTION  6.5.    Acquisition Transactions..........................................   AA-21

                                 ARTICLE VII

                            ADDITIONAL AGREEMENTS

SECTION  7.1.    Access to Information.............................................   AA-22
SECTION  7.2.    Registration Statement and Proxy Statement........................   AA-23
SECTION  7.3.    Stockholders' Approvals...........................................   AA-23
SECTION  7.4.    Compliance with the Securities Act................................   AA-24
SECTION  7.5.    Exchange Listing..................................................   AA-24
SECTION  7.6.    Expenses and Fees.................................................   AA-24
SECTION  7.7.    Agreement to Cooperate............................................   AA-25
SECTION  7.8.    Public Statements.................................................   AA-25
SECTION  7.9.    Option Plans......................................................   AA-25
SECTION  7.10.   Employee Benefits.................................................   AA-26
SECTION  7.11.   Notification of Certain Matters...................................   AA-26
SECTION  7.12.   Directors' and Officers' Indemnification..........................   AA-26
SECTION  7.13.   Corrections to the Joint Proxy Statement/Prospectus and
                 Registration Statement............................................   AA-27

                                                                                      PAGE
                                                                                      -----

                                 ARTICLE VIII

                                  CONDITIONS

SECTION  8.1.    Conditions to Each Party's Obligation to Effect the Merger........   AA-27
SECTION  8.2.    Conditions to Obligation of the Company to Effect the Merger......   AA-27
SECTION  8.3.    Conditions to Obligations of Parent and Subsidiary to Effect the
                 Merger............................................................   AA-28

                                  ARTICLE IX

                      TERMINATION, AMENDMENT AND WAIVER

SECTION  9.1.    Termination.......................................................   AA-29
SECTION  9.2.    Effect of Termination.............................................   AA-31
SECTION  9.3.    Amendment.........................................................   AA-32
SECTION  9.4.    Waiver............................................................   AA-32

                                  ARTICLE X

                              GENERAL PROVISIONS

SECTION 10.1.    Non-Survival of Representations and Warranties....................   AA-32
SECTION 10.2.    Brokers...........................................................   AA-32
SECTION 10.3.    Notices...........................................................   AA-32
SECTION 10.4.    Interpretation....................................................   AA-33
SECTION 10.5.    Miscellaneous.....................................................   AA-33
SECTION 10.6.    Counterparts......................................................   AA-33
SECTION 10.7.    Parties In Interest...............................................   AA-33

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER

     AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of November 28, 1994 (the "Agreement"), by and among USA Waste Services, Inc., an Oklahoma corporation ("Parent"), Chambers Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Subsidiary"), and Chambers Development Company, Inc., a Delaware corporation (the "Company").

     WHEREAS, Parent, Envirofil, Inc., a Delaware corporation ("Envirofil"), and the Company entered into a merger agreement dated as of November 28, 1994 (the "Original Merger Agreement") in order to effectuate the merger of a wholly owned subsidiary of Parent with and into the Company (the "Merger"), as a result of which the Company will become a wholly owned subsidiary of Parent;

     WHEREAS, Parent, Envirofil and the Company agreed to amend the Original Merger Agreement and executed an Amendment to Agreement and Plan of Merger as of December 19, 1994;

     WHEREAS, Envirofil subsequently assigned all of its rights under the Original Merger Agreement to Subsidiary;

     WHEREAS, Parent, Subsidiary and the Company intend the Merger to qualify as a tax-free reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder; and

     WHEREAS, the parties wish to amend and restate the Original Merger Agreement in its entirety and incorporate the previous amendment and assignment and to make certain additional amendments.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1. THE MERGER. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.2) in accordance with the Delaware General Corporation Law (the "DGCL"), Subsidiary shall be merged with and into the Company and the separate existence of Subsidiary shall thereupon cease. The Company shall be the surviving corporation in the Merger and is hereinafter sometimes referred to as the "Surviving Corporation."

     SECTION 1.2. EFFECTIVE TIME OF THE MERGER. The Merger shall become effective at such time (the "Effective Time") as shall be stated in a Certificate of Merger, in a form mutually acceptable to Parent and the Company, to be filed with the Secretary of State of the State of Delaware in accordance with the DGCL (the "Merger Filing"). The Merger Filing shall be made simultaneously with or as soon as practicable after the closing of the transactions contemplated by this Agreement in accordance with Section 3.5. The parties acknowledge that it is their mutual desire and intent to consummate the Merger as soon as practicable after the date hereof. Accordingly, the parties shall use all reasonable efforts to consummate, as soon as practicable, the transactions contemplated by this Agreement in accordance with Section 3.5.

                                   ARTICLE II

                     THE SURVIVING AND PARENT CORPORATIONS

     SECTION 2.1. CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Subsidiary as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time, and thereafter may be amended in accordance with its terms and as provided in the DGCL.

     SECTION 2.2. BY-LAWS. The By-laws of Subsidiary as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation after the Effective Time, and thereafter may be amended in accordance with their terms and as provided by the Certificate of Incorporation of the Surviving Corporation and the DGCL.

     SECTION 2.3. DIRECTORS.

     (a) The Board of Directors of Parent shall take such corporate action as may be necessary to cause Parent's Board of Directors immediately following the Effective Time to be composed of five members designated by the Board of Directors of Parent and four members designated by the Board of Directors of the Company.

     (b) The Board of Directors of Parent shall take such corporate action immediately prior to the Effective Time as may be necessary to appoint an Executive Committee of Parent's Board of Directors immediately following the Effective Time which shall be composed of three members selected by the Board of Directors of Parent and two members selected by the Board of Directors of the Company.

     SECTION 2.4. OFFICERS. Except as otherwise agreed to by Parent and the Company, the officers of the Company in office immediately prior to the Effective Time shall be the officers of the Surviving Corporation, to serve in accordance with the By-laws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

                                  ARTICLE III

                              CONVERSION OF SHARES

     SECTION 3.1. CONVERSION OF COMPANY SHARES IN THE MERGER. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of the Company:

          (a) each share of the Company's Common Stock, par value $.50 per share (the "Regular Common Stock"), and each share of the Company's Class A Common Stock, par value $.50 per share (the "Class A Common Stock" and, together with the Regular Common Stock, the "Company Common Stock"), shall, subject to Sections 3.3 and 3.4, be converted into the right to receive, without interest, .41667 (the "Exchange Ratio") of a share of the common stock, par value $.01 per share, of Parent ("Parent Common Stock");

          (b) each share of capital stock of the Company, if any, owned by Parent or any subsidiary of Parent or held in treasury by the Company or any subsidiary of the Company immediately prior to the Effective Time shall be cancelled and shall cease to exist from and after the Effective Time; and

          (c) subject to and as more fully provided in Section 7.9, each unexpired option to purchase Company Common Stock that is outstanding at the Effective Time, whether or not exercisable, shall automatically and without any action on the part of the holder thereof be converted into an option to purchase a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock that could be purchased under such option multiplied by the Exchange Ratio, at a price per share of Parent Common Stock equal to the per share exercise price of such option divided by the Exchange Ratio.

     SECTION 3.2. CONVERSION OF SUBSIDIARY SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of Parent as the sole stockholder of Subsidiary, each issued and outstanding share of common stock, par value $.001 per share, of Subsidiary ("Subsidiary Common Stock") shall be converted into one share of common stock, par value $.50 per share, of the Surviving Corporation.

     SECTION 3.3. EXCHANGE OF CERTIFICATES. (a) From and after the Effective Time, each holder of an outstanding certificate which immediately prior to the Effective Time represented shares of Company Common Stock shall be entitled to receive in exchange therefor, upon surrender thereof to an exchange agent reasonably satisfactory to Parent and the Company (the "Exchange Agent"), a certificate or certificates

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representing the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.1(a). Notwithstanding any other provision of this Agreement, (i) until holders or transferees of certificates theretofore representing shares of Company Common Stock have surrendered them for exchange as provided herein, no dividends shall be paid with respect to any shares represented by such certificates and no payment for fractional shares shall be made and (ii) without regard to when such certificates representing shares of Company Common Stock are surrendered for exchange as provided herein, no interest shall be paid on any dividends or any payment for fractional shares. Upon surrender of a certificate which immediately prior to the Effective Time represented shares of Company Common Stock, there shall be paid to the holder of such certificate the amount of any dividends which theretofore became payable, but which were not paid by reason of the foregoing, with respect to the number of whole shares of Parent Common Stock represented by the certificate or certificates issued upon such surrender.

     (b) If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the certificate for shares of Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of the certificate surrendered, or shall establish to the satisfaction of Parent that such tax has been paid or is not applicable.

     (c) Promptly after the Effective Time, Parent shall make available to the Exchange Agent the certificates representing shares of Parent Common Stock required to effect the exchanges referred to in paragraph (a) above and cash for payment of any fractional shares referred to in Section 3.4.

     (d) Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Company Certificates") (i) a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon actual delivery of the Company Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of Company Certificates for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall reasonably require, the holder of such Company Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock into which the shares of Company Common Stock theretofore represented by the Company Certificates so surrendered shall have been converted pursuant to the provisions of Section 3.1(a), and the Company Certificates so surrendered shall forthwith be cancelled. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Common Stock for any shares of Parent Common Stock or dividends or distributions thereon delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (e) Promptly following the date which is nine months after the Effective Date, the Exchange Agent shall deliver to Parent all cash, certificates (including any Parent Common Stock) and other documents in its possession relating to the transactions described in this Agreement, and the Exchange Agent's duties shall terminate. Thereafter, each holder of a Company Certificate may surrender such Company Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the Parent Common Stock, without any interest thereon. Notwithstanding the foregoing, none of the Exchange Agent, Parent, Subsidiary, the Company or the Surviving Corporation shall be liable to a holder of Company Common Stock for any Parent Common Stock delivered to a public official pursuant to applicable abandoned property, escheat and similar laws.

     (f) In the event any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed, the Surviving Corporation shall issue in exchange for such lost, stolen or destroyed Company Certificate the Parent Common Stock deliverable in respect thereof determined in accordance with this Article III. When authorizing such payment in exchange therefor, the Board of Directors of the Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or

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destroyed Company Certificate to give the Surviving Corporation such indemnity as it may reasonably direct as protection against any claim that may be made against the Surviving Corporation with respect to the Company Certificate alleged to have been lost, stolen or destroyed.

     SECTION 3.4. NO FRACTIONAL SECURITIES. Notwithstanding any other provision of this Agreement, no certificates or scrip for fractional shares of Parent Common Stock shall be issued in the Merger and no Parent Common Stock dividend, stock split or interest shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a security holder. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock upon surrender of Company Certificates for exchange pursuant to this Article III shall be entitled to receive from the Exchange Agent a cash payment equal to such fraction multiplied by the closing price per share of Parent Common Stock on the New York Stock Exchange, as reported by the Wall Street Journal, on the last trading day preceding the Effective Time.

     SECTION 3.5. CLOSING. The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at a location mutually agreeable to Parent and the Company on the fifth business day immediately following the date on which the last of the conditions set forth in Article VIII is fulfilled or waived, or at such other time and place as Parent and the Company shall agree (the date on which the Closing occurs is referred to in this Agreement as the "Closing Date").

     SECTION 3.6. CLOSING OF THE COMPANY'S TRANSFER BOOKS. At and after the Effective Time, holders of Company Certificates shall cease to have any rights as stockholders of the Company, except for the right to receive shares of Parent Common Stock pursuant to Section 3.3 and the right to receive cash for payment of fractional shares pursuant to Section 3.4. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock which were outstanding immediately prior to the Effective Time shall thereafter be made. If, after the Effective Time, subject to the terms and conditions of this Agreement, Company Certificates formerly representing Company Common Stock are presented to the Surviving Corporation, they shall be cancelled and exchanged for Parent Common Stock in accordance with this Article III.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                            OF PARENT AND SUBSIDIARY

     Parent and Subsidiary each represent and warrant to the Company as follows:

     SECTION 4.1. ORGANIZATION AND QUALIFICATION. Each of Parent and Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and Subsidiary is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole. True, accurate and complete copies of each of Parent's and Subsidiary's Certificates of Incorporation and By-laws, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been (or, in the case of Subsidiary, will promptly be) delivered to the Company.

     SECTION 4.2. CAPITALIZATION.

     (a) The authorized capital stock of Parent consists of (i) 50,000,000 shares of Parent Common Stock, of which 22,575,263 shares were outstanding as of November 10, 1994, and (ii) 10,000,000 shares of preferred stock, par value $.01 per share, none of which was issued and outstanding as of November 21, 1994. All of the

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issued and outstanding shares of Parent Common Stock are validly issued and are fully paid, nonassessable and free of preemptive rights.

     (b) The authorized capital stock of Subsidiary consists of 1,000 shares of Subsidiary Common Stock, of which 100 shares are issued and outstanding, which shares are owned beneficially and of record by Parent.

     (c) Except as disclosed in the Parent SEC Reports (as defined in Section 4.5) or as set forth on Schedule 4.2 attached hereto, as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating Parent or any subsidiary of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Parent or obligating Parent or any subsidiary of Parent to grant, extend or enter into any such agreement or commitment. There are no voting trusts, proxies or other agreements or understandings to which Parent or any subsidiary of Parent is a party or is bound with respect to the voting of any shares of capital stock of Parent. The shares of Parent Common Stock issued to stockholders of the Company in the Merger will be at the Effective Time duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

     SECTION 4.3. SUBSIDIARIES. Each direct and indirect corporate subsidiary of Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each subsidiary of Parent is qualified to do business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not, when taken together with all such other failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole. All of the outstanding shares of capital stock of each corporate subsidiary of Parent are validly issued, fully paid, nonassessable and free of preemptive rights, and are owned directly or indirectly by Parent, free and clear of any liens, claims or encumbrances except that such shares are pledged to secure Parent's credit facilities. There are no subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting, transfer, ownership or other rights with respect to any shares of capital stock of any corporate subsidiary of Parent, including any right of conversion or exchange under any outstanding security, instrument or agreement. As used in this Agreement, the term "subsidiary" shall mean, when used with reference to any person or entity, any corporation, partnership, joint venture or other entity which such person or entity, directly or indirectly, controls or of which such person or entity (either acting alone or together with its other subsidiaries) owns, directly or indirectly, 50% or more of the stock or other voting interests, the holders of which are entitled to vote for the election of a majority of the board of directors or any similar governing body of such corporation, partnership, joint venture or other entity. Parent does not own any shares of Company Common Stock.

     SECTION 4.4. AUTHORITY; NON-CONTRAVENTION; APPROVALS.

     (a) Parent and Subsidiary each have full corporate power and authority to enter into this Agreement and, subject to the Parent Stockholders' Approval (as defined in Section 7.3(b)) and the Parent Required Statutory Approvals (as defined in Section 4.4(c)), to consummate the transactions contemplated hereby. This Agreement has been approved by the Boards of Directors of Parent and Subsidiary, and no other corporate proceedings on the part of Parent or Subsidiary are necessary to authorize the execution and delivery of this Agreement or, except for the Parent Stockholders' Approval, the consummation by Parent and Subsidiary of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Subsidiary, and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and legally binding agreement of each of Parent and Subsidiary enforceable against each of them in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles. Without limitation of the

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foregoing, each of the covenants and obligations of Parent set forth in Sections
6.2, 6.5, 7.3, 7.6, 7.7, 7.8 and 7.11 is valid, legally binding and enforceable notwithstanding the absence of the Parent Stockholders' Approval.

     (b) The execution and delivery of this Agreement by each of Parent and Subsidiary do not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or by-laws of Parent or any of its subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Parent or any of its subsidiaries or any of their respective properties or assets or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which Parent or any of its subsidiaries is now a party or by which Parent or any of its subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by Parent and Subsidiary of the transactions contemplated hereby will not result in any violation, conflict, breach, termination, acceleration or creation of liens under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject (x) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) the Parent Required Statutory Approvals and the Parent Stockholder's Approval and (y) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Effective
Time) consents required from commercial lenders, lessors or other third parties. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph (b), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole.

     (c) Except for (i) the filings by Parent and the Company required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing of the Joint Proxy Statement/Prospectus (as defined in
Section 4.9) with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act of 1933, as amended (the "Securities Act"), and the declaration of the effectiveness thereof by the SEC and filings with various state blue sky authorities, (iii) the making of the Merger Filing with the Secretary of State of the State of Delaware in connection with the Merger, and (iv) any required filings with or approvals from applicable state environmental authorities, public service commissions and public utility commissions (the filings and approvals referred to in clauses (i) through (iv) are collectively referred to as the "Parent Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Parent or Subsidiary or the consummation by Parent or Subsidiary of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole.

     SECTION 4.5. REPORTS AND FINANCIAL STATEMENTS. Since December 31, 1990, Parent has filed with the SEC all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder, all of which, as amended if applicable, complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. Parent has previously delivered to the Company copies of its (a) Annual Reports on Form 10-K for the fiscal year ended December 31, 1993 and for each of the two immediately preceding fiscal years, as filed with the SEC, (b) proxy and information statements relating to (i) all meetings of its stockholders (whether annual or

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

special) and (ii) actions by written consent in lieu of a stockholders' meeting from December 31, 1990, until the date hereof, and (c) all other reports, including quarterly reports, or registration statements filed by Parent with the SEC since December 31, 1990 (other than Registration Statements filed on Form S-8) (collectively, the "Parent SEC Reports"). As of their respective dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of Parent included in such reports (collectively, the "Parent Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Parent and its subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

     SECTION 4.6. ABSENCE OF UNDISCLOSED LIABILITIES. Except as disclosed in the Parent SEC Reports or with respect to acquisitions or potential transactions or commitments heretofore disclosed to the Company in writing, neither Parent nor any of its subsidiaries had at September 30, 1994, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies
(i) which are accrued or reserved against in the Parent Financial Statements or reflected in the notes thereto or (ii) which were incurred after September 30, 1994 and were incurred in the ordinary course of business and consistent with past practices, (b) liabilities, obligations or contingencies which (i) would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole, or
(ii) have been discharged or paid in full prior to the date hereof, (c) liabilities and obligations which are of a nature not required to be reflected in the consolidated financial statements of Parent and its subsidiaries prepared in accordance with generally accepted accounting principles consistently applied and which were incurred in the normal course of business and (d) that the Company acknowledges that (i) Parent is in the process of increasing the size of its revolving credit facility with a group of banks for whom the First National Bank of Boston is acting as agent and (ii) Parent has disclosed to the Company that certain Home Value Guarantee Agreement between Parent and Homeowners Association of Prairie Crossing in Lake County, Illinois.

     SECTION 4.7. ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the most recent Parent SEC Report, there has not been any material adverse change in the business, operations, properties, assets, liabilities, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole.

     SECTION 4.8. LITIGATION. Except as disclosed in the Parent SEC Reports or in Schedule 4.8 attached hereto, there are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek to restrain or enjoin the consummation of the Merger or which could reasonably be expected, either alone or in the aggregate with all such claims, actions or proceedings, to materially and adversely affect the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole. Except as set forth in the Parent SEC Reports, neither Parent nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or would have any material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole.

     SECTION 4.9. REGISTRATION STATEMENT AND PROXY STATEMENT. None of the information to be supplied by Parent or its subsidiaries for inclusion in (a) the Registration Statement on Form S-4 to be filed under the Securities Act with the SEC by Parent in connection with the Merger for the purpose of registering the shares of Parent Common Stock to be issued in the Merger (the "Registration Statement") or (b) the proxy

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statement to be distributed in connection with the Company's and Parent's meetings of their respective stockholders to vote upon this Agreement and the transactions contemplated hereby (the "Proxy Statement" and, together with the prospectus included in the Registration Statement, the "Joint Proxy Statement/Prospectus") will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meetings of stockholders of the Company and Parent to be held in connection with the transactions contemplated by this Agreement, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such meetings of the stockholders of the Company and Parent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will, as of its effective date, comply as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by Parent or Subsidiary with respect to information supplied by the Company or the Majority Stockholders for inclusion therein.

     SECTION 4.10. NO VIOLATION OF LAW. Except as disclosed in the Parent SEC Reports, neither Parent nor any of its subsidiaries is in violation of, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance, or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any governmental or regulatory body or authority, except for violations which, in the aggregate, could not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole. Except as disclosed in the Parent SEC Reports, as of the date of this Agreement, to the knowledge of Parent, no investigation or review by any governmental or regulatory body or authority is pending or threatened, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Parent and its subsidiaries, taken as a whole. Parent and its subsidiaries have all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted (collectively, the "Parent Permits"), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals the absence of which, alone or in the aggregate, would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Parent and its subsidiaries, taken as a whole. Parent and its subsidiaries are not in violation of the terms of any Parent Permit, except for delays in filing reports or violations which, alone or in the aggregate, would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Parent and its subsidiaries, taken as a whole.

     SECTION 4.11. COMPLIANCE WITH AGREEMENTS. Except as disclosed in the Parent SEC Reports, Parent and each of its subsidiaries are not in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default under (a) the respective charters, by-laws or other similar organizational instruments of Parent or any of its subsidiaries or (b) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which Parent or any of its subsidiaries is a party or by which any of them is bound or to which any of their property is subject, which breaches, violations and defaults, in the case of clause (b) of this Section 4.11, would have, in the aggregate, a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole.

     SECTION 4.12. TAXES.

     (a) Parent and its subsidiaries have (i) duly filed with the appropriate governmental authorities all Tax Returns (as defined in Section 4.12(c)) required to be filed by them for all periods ending on or prior to the Effective Time, other than those Tax Returns the failure of which to file would not have a material adverse

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

effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole, and such Tax Returns are true, correct and complete in all material respects and (ii) duly paid in full or made adequate provision for the payment of all Taxes (as defined in Section 4.12(b)) for all periods ending at or prior to the Effective Time. The liabilities and reserves for Taxes reflected in the Parent balance sheet included in the latest Parent SEC Report are adequate to cover all Taxes for all periods ending at or prior to the Effective Time and there are no material liens for Taxes upon any property or assets of Parent or any subsidiary thereof, except for liens for Taxes not yet due. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the Internal Revenue Service (the "IRS") or any other governmental taxing authority with respect to Taxes of the Parent or any of its subsidiaries which, if decided adversely, singly or in the aggregate, would have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole. Neither Parent nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity that is not, directly or indirectly, a wholly-owned corporate subsidiary of Parent other than agreements the consequences of which are fully and adequately reserved for in the Parent Financial Statements. Neither Parent nor any of its corporate subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341(f) of the Code.

     (b) For purposes of this Agreement, the term "Taxes" shall mean all taxes, including, without limitation, income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, service use, license, payroll, franchise, transfer and recording taxes, fees and charges, windfall profits, severance, customs, import, export, employment or similar taxes, charges, fees, levies or other assessments imposed by the United States, or any state, local or foreign government or subdivision or agency thereof, whether computed on a separate, consolidated, unitary, combined or any other basis, and such term shall include any interest, fines, penalties or additional amounts and any interest in respect of any additions, fines or penalties attributable or imposed or with respect to any such taxes, charges, fees, levies or other assessments.

     (c) For purposes of this Agreement, the term "Tax Return" shall mean any return, report or other document or information required to be supplied to a taxing authority in connection with Taxes.

     SECTION 4.13. EMPLOYEE BENEFIT PLANS; ERISA. (a) Except as set forth in the Parent SEC Reports, at the date hereof, Parent and its subsidiaries do not maintain or contribute to any material employee benefit plans, programs, arrangements or practices (such plans, programs, arrangements or practices of Parent and its subsidiaries being referred to as the "Parent Plans"), including employee benefit plans within the meaning set forth in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other similar material arrangements for the provision of benefits (excluding any "Multi-employer Plan" within the meaning of Section 3(37) of ERISA or a "Multiple Employer Plan" within the meaning of Section 413(c) of the Code).
Schedule 4.13 attached hereto lists all Multi-employer Plans and Multiple Employer Plans which any of Parent or its subsidiaries maintains or to which any of them makes contributions. Neither Parent nor its subsidiaries has any obligation to create any additional such plan or to amend any such plan so as to increase benefits thereunder, except as required under the terms of the Parent Plans, under existing collective bargaining agreements or to comply with applicable law.

     (b) Except as disclosed in the Parent SEC Reports, (i) there have been no prohibited transactions within the meaning of Section 406 or 407 of ERISA or
Section 4975 of the Code with respect to any of the Parent Plans that could result in penalties, taxes or liabilities which, singly or in the aggregate, could have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole, (ii) except for premiums due, there is no outstanding material liability, whether measured alone or in the aggregate, under Title IV of ERISA with respect to any of the Parent Plans,
(iii) neither the Pension Benefit Guaranty Corporation nor any plan administrator has instituted proceedings to terminate any of the Parent Plans subject to Title IV of ERISA other than in a "standard termination" described in
Section 4041(b) of ERISA, (iv) none of the Parent Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Parent Plans ended prior to the date of this Agreement, (v) the current present value of all projected benefit obligations

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under each of the Parent Plans which is subject to Title IV of ERISA did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such benefit liabilities by more than the amount, if any, disclosed in the Parent SEC Reports as of September 30, 1994, based upon reasonable actuarial assumptions currently utilized for such Parent Plan, (vi) each of the Parent Plans has been operated and administered in all material respects in accordance with applicable laws during the period of time covered by the applicable statute of limitations, (vii) each of the Parent Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified and such determination has not been modified, revoked or limited by failure to satisfy any condition thereof or by a subsequent amendment thereto or a failure to amend, except that it may be necessary to make additional amendments retroactively to maintain the "qualified" status of such Parent Plans, and the period for making any such necessary retroactive amendments has not expired,
(viii) with respect to Multi-employer Plans, neither Parent nor any of its subsidiaries has made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in Sections 4203, 4204 and 4205 of ERISA and, to the best knowledge of Parent and its subsidiaries, no event has occurred or is expected to occur which presents a material risk of a complete or partial withdrawal under said Sections 4203, 4204 and 4205, (ix) to the best knowledge of Parent and its subsidiaries, there are no material pending, threatened or anticipated claims involving any of the Parent Plans other than claims for benefits in the ordinary course, and (x) Parent and its subsidiaries have no current material liability for plan termination or withdrawal (complete or partial) under Title IV of ERISA based on any plan to which any entity that would be deemed one employer with Parent and its subsidiaries under Section 4001 of ERISA or Section 414 of the Code contributed during the period of time covered by the applicable statute of limitations (a "Parent Controlled Group Plan"), and Parent and its subsidiaries do not reasonably anticipate that any such liability will be asserted against Parent or any of its subsidiaries. None of the Parent Controlled Group Plans has an "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code).

     (c) The Parent SEC Reports contain a true and complete summary or list of or otherwise describe all material employment contracts and other employee benefit arrangements with "change of control" or similar provisions and all severance agreements with executive officers.

     SECTION 4.14. LABOR CONTROVERSIES. Except as set forth in the Parent SEC Reports, (a) there are no significant controversies pending or, to the knowledge of Parent, threatened between Parent or its subsidiaries and any representatives of any of their employees, (b) to the knowledge of Parent, there are no material organizational efforts presently being made involving any of the presently unorganized employees of Parent and its subsidiaries, (c) Parent and its subsidiaries have, to the knowledge of Parent, complied in all material respects with all laws relating to the employment of labor, including, without limitation, any provisions thereof relating to wages, hours, collective bargaining, and the payment of social security and similar taxes, and (d) no person has, to the knowledge of Parent, asserted that Parent or any of its subsidiaries is liable in any material amount for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing, except for such controversies, organizational efforts, non-compliance and liabilities which, singly or in the aggregate, could not reasonably be expected to materially and adversely affect the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole.

     SECTION 4.15. ENVIRONMENTAL MATTERS. (a) Except as set forth in the Parent SEC Reports, (i) Parent and its subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws, including, without limitation, having all permits, licenses and other approvals and authorizations necessary for the operation of their respective businesses as presently conducted, (ii) none of the properties owned by Parent or any of its subsidiaries contain any Hazardous Substance as a result of any activity of Parent or any of its subsidiaries in amounts exceeding the levels permitted by applicable Environmental Laws, (iii) neither Parent nor any of its subsidiaries has received any notices, demand letters or requests for information from any Federal, state, local or foreign governmental entity or third party indicating that Parent or any of its subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of their businesses, (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened, against Parent or any of its subsidiaries relating to any violation, or alleged violation, of any Environmental Law, (v) no reports have been filed, or are required to be filed, by Parent or any of its subsidiaries concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law, (vi) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned by Parent or any of its subsidiaries as a result of any activity of Parent or any of its subsidiaries during the time such properties were owned, leased or operated by Parent or any of its subsidiaries, (vii) there have been no environmental investigations, studies, audits, tests, reviews or other analyses regarding compliance or noncompliance with any applicable Environmental Law conducted by or which are in the possession of Parent or its subsidiaries relating to the activities of Parent or its subsidiaries which have not been delivered to the Company prior to the date hereof, (viii) there are no underground storage tanks on, in or under any properties owned by Parent and any of its subsidiaries and no underground storage tanks have been closed or removed from any of such properties during the time such properties were owned, leased or operated by Parent or any of its subsidiaries, (ix) there is no asbestos or asbestos containing material present in any of the properties owned by Parent and its subsidiaries, and no asbestos has been removed from any of such properties during the time such properties were owned, leased or operated by Parent or any of its subsidiaries, and (x) neither Parent, its subsidiaries nor any of their respective properties are subject to any material liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, except for violations of the foregoing clauses (i) through (x) that, singly or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries considered as one enterprise.

     (b) As used herein, "Environmental Law" means any Federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity relating to
(x) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and as in effect on the Closing Date. The term Environmental Law includes, without limitation, (i) the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, each as amended and as in effect on the Closing Date, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of, effects of or exposure to any Hazardous Substance.

     (c) As used herein, "Hazardous Substance" means any substance presently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any government authority or any Environmental Law including, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde foam insulation, lead or polychlorinated biphenyls.

     SECTION 4.16. NON-COMPETITION AGREEMENTS. Neither Parent nor any subsidiary of Parent is a party to any agreement which purports to restrict or prohibit in any material respect any of them from, directly or indirectly, engaging in any business of rubbish, garbage, paper, textile wastes, chemical or hazardous wastes, liquid and other waste collection, interim storage, transfer, recovery, processing, recycling, marketing or disposal or any other material business currently engaged in by the Parent or the Company, or any corporations affiliated with either of them. None of Parent's officers, directors or key employees is a party to any agreement which, by virtue of such person's relationship with Parent, restricts in any material respect Parent or any subsidiary of Parent from, directly or indirectly, engaging in any of the businesses described above.

     SECTION 4.17. TITLE TO ASSETS. Parent and each of its subsidiaries has good and marketable title in fee simple to all its real property and good title to all its leasehold interests and other properties as reflected in the most recent balance sheet included in the Parent Financial Statements, except for such properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) the lien for current taxes, payments of which are not yet delinquent, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Parent's business operations (in the manner presently carried on by the Parent), or (iii) as disclosed in the Parent SEC Reports, and except for such matters which, singly or in the aggregate, could not reasonably be expected to materially and adversely affect the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole. All leases under which Parent leases any real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default other than defaults under such leases which in the aggregate will not materially and adversely affect the Parent and its subsidiaries, taken as a whole.

     SECTION 4.18. PARENT STOCKHOLDERS' APPROVAL. The affirmative vote of stockholders of Parent required for approval and adoption of this Agreement and the Merger is a majority of the outstanding shares of Parent Common Stock.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Subsidiary as follows:

     SECTION 5.1. ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole. True, accurate and complete copies of the Company's Certificate of Incorporation and By-laws, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been delivered to Parent.

     SECTION 5.2. CAPITALIZATION.

     (a) The authorized capital stock of the Company consists of 50,000,000 shares of Regular Common Stock, 100,000,000 shares of Class A Common Stock and 10,000,000 shares of preferred stock. As of November 21, 1994, 15,959,968 shares of Regular Common Stock and 50,829,159 shares of Class A Common Stock were issued and outstanding and no shares of preferred stock were issued and outstanding. All of such issued and outstanding shares are validly issued and are fully paid, nonassessable and free of preemptive rights. No subsidiary of the Company holds any shares of the capital stock of the Company.

     (b) Except as set forth on Schedule 5.2 attached hereto, as of the date hereof there were no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating the Company or any subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of the Company or obligating the Company or any subsidiary of the Company to grant, extend or enter into any such agreement or commitment. There are no voting trusts, proxies or other agreements or understandings to which the Company or any subsidiary of the Company is a party or is bound with respect to the voting of any shares of capital stock of the Company.

     SECTION 5.3. SUBSIDIARIES.

     (a) Except as set forth in Schedule 5.3, each direct and indirect corporate subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each subsidiary of the Company is qualified to do business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all such other failures, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole. All of the outstanding shares of capital stock of each corporate subsidiary of the Company are validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by the Company free and clear of any liens, claims, encumbrances, security interests, equities, charges and options of any nature whatsoever except as set forth in Schedule 5.3 attached hereto. There are no subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting, transfer, ownership or other rights with respect to any shares of capital stock of any corporate subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement.

     SECTION 5.4. AUTHORITY; NON-CONTRAVENTION; APPROVALS.

     (a) The Company has full corporate power and authority to enter into this Agreement and, subject to the Company Stockholders' Approval (as defined in Section 7.3(a)) and the Company Required Statutory Approvals (as defined in
Section 5.4(c)), to consummate the transactions contemplated hereby. This Agreement has been approved by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or, except for the Company Stockholders' Approval, the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery hereof by Parent and Subsidiary, constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (b) general equitable principles. Without limitation of the foregoing, each of the covenants and obligations of the Company set forth in Sections 6.1, 6.5, 7.3, 7.6, 7.7, 7.8 and 7.11 is valid, legally binding and enforceable notwithstanding the absence of the Company Stockholders' Approval.

     (b) The execution and delivery of this Agreement by the Company do not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or by-laws of the Company or any of its subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to the Company or any of its subsidiaries or any of their respective properties or assets, or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Company or any of its subsidiaries is now a party or by which the Company or any of its subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by the Company of the transactions contemplated hereby will not result in any violation, conflict, breach, termination, acceleration or creation of liens under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject (x) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) the Company Required Statutory Approvals and the Company Stockholder's Approval and
(y) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Effective Time) consents required from commercial lenders, lessors or other third parties. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph (b), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole.

     (c) Except for (i) the filings by Parent and the Company required by the HSR Act, (ii) the filing of the Joint Proxy Statement/Prospectus with the SEC pursuant to the Exchange Act and the Securities Act and the declaration of the effectiveness thereof by the SEC and filings with various state blue sky authorities, (iii) the making of the Merger Filing with the Secretary of State of the State of Delaware in connection with the Merger and (iv) any required filings with or approvals from applicable state environmental authorities, public service commissions and public utility commissions (the filings and approvals referred to in clauses (i) through (iv) are collectively referred to as the "Company Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole.

     SECTION 5.5. REPORTS AND FINANCIAL STATEMENTS. Except as set forth on
Schedule 5.5 attached hereto, since December 31, 1990, the Company has filed with the SEC all material forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder, all of which, as amended if applicable, complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. The Company has previously delivered to Parent copies of its (a) Annual Reports on Form 10-K for the fiscal year ended December 31, 1993 and for each of the two immediately preceding fiscal years, as filed with the SEC, (b) proxy and information statements relating to (i) all meetings of its stockholders (whether annual or special) and (ii) actions by written consent in lieu of a stockholders' meeting from December 31, 1990 until the date hereof, and (c) all other reports, including quarterly reports, or registration statements filed by the Company with the SEC since December 31, 1990 (other than Registration Statements filed on Form S-8) and (the documents referred to in clauses (a), (b) and (c) are collectively referred to as the "Company SEC Reports"). Except as set forth in Schedule 5.5 attached hereto, as of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of the Company included in such reports (collectively, the "Company Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of the Company and its subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

     SECTION 5.6. ABSENCE OF UNDISCLOSED LIABILITIES. Except as disclosed in the Company SEC Reports, neither the Company nor any of its subsidiaries had at September 30, 1994, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the Company Financial Statements or reflected in the notes thereto or (ii) which were incurred after September 30, 1994 and were incurred in the ordinary course of business and consistent with past practices, (b) liabilities, obligations or contingencies which (i) would not, in the aggregate, have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole, or (ii) have been discharged or paid in full prior to the date hereof, and (c) liabilities and obligations which are of a nature not required to be reflected in the consolidated financial statements of the Company and its subsidiaries prepared in accordance with generally accepted accounting principles consistently applied and which were incurred in the normal course of business.

     SECTION 5.7. ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the most recent Company SEC Report, there has not been any material adverse change in the business, operations, properties, assets, liabilities, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole.

     SECTION 5.8. LITIGATION. Except as referred to in the Company SEC Reports or in Schedule 5.8 attached hereto, there are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek to restrain the consummation of the Merger or which could reasonably be expected, either alone or in the aggregate with all such claims, actions or proceedings, to materially and adversely affect the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole. Except as referred to in the Company SEC Reports or in Schedule 5.8 attached hereto, neither the Company nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or would have any material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole. The Company has heretofore delivered to Parent a true and complete copy of each document identified in Schedule 5.8.

     SECTION 5.9. REGISTRATION STATEMENT AND PROXY STATEMENT. None of the information to be supplied by the Company or its subsidiaries for inclusion in
(a) the Registration Statement or (b) the Proxy Statement will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meetings of stockholders of the Company and Parent to be held in connection with the transactions contemplated by this Agreement or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such meetings of the stockholders of the Company and Parent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply, as of its effective date, as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to information supplied by Parent or Subsidiary for inclusion therein.

     SECTION 5.10. NO VIOLATION OF LAW. Except as disclosed in the Company SEC Reports or in Schedule 5.8 attached hereto, neither the Company nor any of its subsidiaries is in violation of or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any governmental or regulatory body or authority, except for violations which, in the aggregate, could not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole. Except as disclosed in the Company SEC Reports, as of the date of this Agreement, to the knowledge of the Company, no investigation or review by any governmental or regulatory body or authority is pending or threatened, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries taken as a whole. The Company and its subsidiaries have all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted (collectively, the "Company Permits"), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals the absence of which, alone or in the aggregate, would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole. The Company and its subsidiaries are not in violation of the terms of any Company Permit, except for delays in filing reports or violations which, alone or in the aggregate, would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole.

     SECTION 5.11. COMPLIANCE WITH AGREEMENTS. Except as disclosed in the Company SEC Reports, the Company and each of its subsidiaries are not in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default under, (a) the respective charters, by-laws or similar organizational instruments of the Company or any of its subsidiaries or (b) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which the Company or any of its subsidiaries is a party or by which any of them is bound or to which any of their property is subject, which breaches, violations and defaults, in the case of clause (b) of this Section 5.11, would have, in the aggregate, a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole.

     SECTION 5.12. TAXES. The Company and its subsidiaries have (i) duly filed with the appropriate governmental authorities all Tax Returns required to be filed by them for all periods ending on or prior to the Effective Time, other than those Tax Returns the failure of which to file would not have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole, and such Tax Returns are true, correct and complete in all material respects, and (ii) duly paid in full or made adequate provision for the payment of all Taxes for all periods ending at or prior to the Effective Time. The liabilities and reserves for Taxes reflected in the Company balance sheet included in the latest Company SEC Report are adequate to cover all Taxes for all periods ending at or prior to the Effective Time and there are no material liens for Taxes upon any property or asset of the Company or any subsidiary thereof, except for liens for Taxes not yet due. There are no unresolved issues of law or fact arising out of a notice of deficiency, proposed deficiency or assessment from the IRS or any other governmental taxing authority with respect to Taxes of the Company or any of its subsidiaries which, if decided adversely, singly or in the aggregate, would have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole. Neither the Company nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes with any entity that is not, directly or indirectly, a wholly-owned corporate subsidiary of Company. Neither the Company nor any of its corporate subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341(f) of the Code.

     SECTION 5.13. EMPLOYEE BENEFIT PLANS; ERISA.

     (a) Except as set forth in the Company SEC Reports, at the date hereof, the Company and its subsidiaries do not maintain or contribute to any material employee benefit plans, programs, arrangements and practices (such plans, programs, arrangements and practices of the Company and its subsidiaries being referred to as the "Company Plans"), including employee benefit plans within the meaning set forth in Section 3(3) of ERISA, or other similar material arrangements for the provision of benefits (excluding any "Multi-employer Plan" within the meaning of Section 3(37) of ERISA or a "Multiple Employer Plan" within the meaning of Section 413(c) of the Code). Schedule 5.13(a) attached hereto lists all Multi-employer Plans and Multiple Employer Plans which any of the Company or its subsidiaries maintains or to which any of them makes contributions. Neither the Company nor its subsidiaries has any obligation to create any additional such plan or to amend any such plan so as to increase benefits thereunder, except as required under the terms of the Company Plans, under existing collective bargaining agreements or to comply with applicable law.

     (b) Except as disclosed in the Company SEC Reports, (i) there have been no prohibited transactions within the meaning of Section 406 or 407 of ERISA or
Section 4975 of the Code with respect to any of the Company Plans that could result in penalties, taxes or liabilities which, singly or in the aggregate, could have a material adverse effect on the business, operations, properties, assets, condition (financial or other) results of operations or prospects of the Company and its subsidiaries, taken as a whole, (ii) except for premiums due, there is no outstanding material liability, whether measured alone or in the aggregate, under Title IV of ERISA with respect to any of the Company Plans,
(iii) neither the Pension Benefit Guaranty Corporation nor any plan administrator has instituted proceedings to terminate any of the Company Plans subject to Title IV of ERISA other than in a "standard termination" described in
Section 4041(b) of ERISA, (iv) none of the Company Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Company Plans ended prior to the date of this Agreement, (v) the current present value of all projected benefit obligations under each of the Company Plans which is subject to Title IV of ERISA did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such benefit liabilities by more than the amount, if any, disclosed in the Company SEC Reports as of September 30, 1994, based upon reasonable actuarial assumptions currently utilized for such Company Plan, (vi) each of the Company Plans has been operated and administered in all material respects in accordance with applicable laws during the period of time covered by the applicable statute of limitations, (vii) each of the Company Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified and such determination has not been modified, revoked or limited by failure to satisfy any condition thereof or by a subsequent amendment thereto or a failure to amend, except that it may be necessary to make additional amendments retroactively to maintain the "qualified" status of such Company Plans, and the period for making any such necessary retroactive amendments has not expired,
(viii) with respect to Multi-employer Plans, neither the Company nor any of its subsidiaries has, made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in Sections 4203, 4204 and 4205 of ERISA and, to the best knowledge of the Company and its subsidiaries, no event has occurred or is expected to occur which presents a material risk of a complete or partial withdrawal under said Sections 4203, 4204 and 4205, (ix) to the best knowledge of the Company and its subsidiaries, there are no material pending, threatened or anticipated claims involving any of the Company Plans other than claims for benefits in the ordinary course, and (x) the Company and its subsidiaries have no current material liability, whether measured alone or in the aggregate, for plan termination or withdrawal (complete or partial) under Title IV of ERISA based on any plan to which any entity that would be deemed one employer with the Company and its subsidiaries under Section 4001 of ERISA or
Section 414 of the Code contributed during the period of time covered by the applicable statute of limitations (the "Company Controlled Group Plans"), and the Company and its subsidiaries do not reasonably anticipate that any such liability will be asserted against the Company or any of its subsidiaries. None of the Company Controlled Group Plans has an "accumulated funding deficiency" (as defined in Section 302 of ERISA and 412 of the Code).

     (c) The Company SEC Reports contain a true and complete summary or list of or otherwise describe all material employment contracts and other employee benefit arrangements with "change of control" or similar provisions and all severance agreements with executive officers.

     SECTION 5.14. LABOR CONTROVERSIES. Except as set forth in the Company SEC Reports, (a) there are no significant controversies pending or, to the knowledge of the Company, threatened between the Company or its subsidiaries and any representatives of any of their employees, (b) to the knowledge of the Company, there are no material organizational efforts presently being made involving any of the presently unorganized employees of the Company or its subsidiaries, (c) the Company and its subsidiaries have, to the knowledge of the Company, complied in all material respects with all laws relating to the employment of labor, including, without limitation, any provisions thereof relating to wages, hours, collective bargaining, and the payment of social security and similar taxes, and (d) no person has, to the knowledge of the Company, asserted that the Company or any of its subsidiaries is liable in any material amount for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing, except for such controversies, organizational efforts, non-compliance and liabilities which, singly or in the aggregate, could not reasonably be expected to materially and adversely affect the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole.

     SECTION 5.15. ENVIRONMENTAL MATTERS. Except as set forth in the Company SEC Reports, (i) the Company and its subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws, including, without limitation, having all permits, licenses and other approvals and authorizations necessary for the operation of their respective businesses as presently conducted, (ii) none of the properties owned by the Company or any of its subsidiaries contain any Hazardous Substance as a result of any activity of the Company or any of its subsidiaries in amounts exceeding the levels permitted by applicable Environmental Laws, (iii) neither the Company nor any of its subsidiaries has received any notices, demand letters or requests for information from any Federal, state, local or foreign governmental entity or third party indicating that the Company or any of its subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of their businesses, (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened, against the Company or any of its subsidiaries relating to any violation, or alleged violation, of any Environmental Law, (v) no reports have been filed, or are required to be filed, by the Company or any of its subsidiaries concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law, (vi) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned by the Company or any of its subsidiaries as a result of any activity of the Company or any of its subsidiaries during the time such properties were owned, leased or operated by the Company or any of its subsidiaries, (vii) there have been no environmental investigations, studies, audits, tests, reviews or other analyses regarding compliance or noncompliance with any applicable Environmental Law conducted by or which are in the possession of the Company or its subsidiaries relating to the activities of the Company or its subsidiaries which have not been delivered to Parent prior to the date hereof, (viii) there are no underground storage tanks on, in or under any properties owned by the Company or any of its subsidiaries and no underground storage tanks have been closed or removed from any of such properties during the time such properties were owned, leased or operated by the Company or any of its subsidiaries, (ix) there is no asbestos or asbestos containing material present in any of the properties owned by the Company and its subsidiaries, and no asbestos has been removed from any of such properties during the time such properties were owned, leased or operated by the Company or any of its subsidiaries, and (x) neither the Company, its subsidiaries nor any of their respective properties are subject to any material liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law, except for violations of the foregoing clauses (i) through (x) that, singly or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries considered as one enterprise.

     SECTION 5.16. NON-COMPETITION AGREEMENTS. Neither the Company nor any subsidiary of the Company is a party to any agreement which purports to restrict or prohibit in any material respect any of them from, directly or indirectly, engaging in any business of rubbish, garbage, paper, textile wastes, chemical or hazardous wastes, liquid and other waste collection, interim storage, transfer, recovery, processing, recycling, marketing or disposal or any other material business currently engaged in by the Parent or the Company, or any corporations affiliated with either of them. None of the Company's officers, directors or key employees is a party to any agreement which, by virtue of such person's relationship with the Company, restricts in any material respect the Company or any subsidiary of the Company from, directly or indirectly, engaging in any of the businesses described above.

     SECTION 5.17. TITLE TO ASSETS. The Company and each of its subsidiaries has good and marketable title in fee simple to all its real property and good title to all its leasehold interests and other properties, as reflected in the most recent balance sheet included in the Company Financial Statements, except for properties and assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) the lien of current taxes, payments of which are not yet delinquent, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company's business operations (in the manner presently carried on by the Company) or (iii) as disclosed in the Company SEC Reports, and except for such matters which, singly or in the aggregate, could not reasonably be expected to materially and adversely affect the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole. All leases under which the Company leases any substantial amount of real or personal property have been delivered to Parent and are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default other than defaults under such leases which in the aggregate will not materially and adversely affect the condition of the Company.

     SECTION 5.18. COMPANY STOCKHOLDERS' APPROVAL. The affirmative vote of stockholders of the Company required for approval and adoption of this Agreement and the Merger is a majority of the votes to which holders of outstanding shares of Regular Common Stock and Class A Common Stock, voting together as a single class, are entitled. If all the shares of Company Common Stock as to which irrevocable proxies have been granted were voted (whether pursuant to such irrevocable proxies or otherwise) at a meeting of the Company's stockholders in favor of the approval of this Agreement and the Merger, such vote would constitute the requisite approval of the Company's stockholders for the approval and adoption of this Agreement and the Merger under the DGCL.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

     SECTION 6.1. CONDUCT OF BUSINESS BY THE COMPANY PENDING THE MERGER. Except as otherwise contemplated by this Agreement, after the date hereof and prior to the Closing Date or earlier termination of this Agreement, unless Parent shall otherwise agree in writing, the Company shall, and shall cause its subsidiaries, to:

          (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice;

          (b) not (i) amend or propose to amend their respective charters or by-laws, (ii) split, combine or reclassify their outstanding capital stock or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions by a wholly-owned subsidiary of the Company;

          (c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that the Company may issue shares upon conversion of convertible securities and exercise of options outstanding on the date hereof;

          (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings in the ordinary course of business or (B) borrowings to refinance existing indebtedness,
     (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) take any action which would jeopardize the treatment of the Merger as a pooling of interests under Opinion No. 16 of the Accounting Principles

     Board ("APB No. 16"), (iv) take or fail to take any action which action or failure to take action would cause the Company or its stockholders (except to the extent that any stockholders receive cash in lieu of fractional shares) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger, (v) make any acquisition of any assets or businesses other than expenditures for fixed or capital assets in the ordinary course of business, (vi) sell, pledge, dispose of or encumber any assets or businesses other than sales in the ordinary course of business or (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

          (e) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by this Agreement;

          (f) confer on a regular and frequent basis with one or more representatives of Parent to report operational matters of materiality and the general status of ongoing operations;

          (g) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or key employees, except in the ordinary course and consistent with past practice; provided, however, that the Company and its subsidiaries shall in no event enter into any written employment agreement which provides for an annual base salary in excess of $125,000 and has a term in excess of one year or enter into or amend any severance or termination arrangement;

          (h) not adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law; and

          (i) maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice.

     SECTION 6.2. CONDUCT OF BUSINESS BY PARENT AND SUBSIDIARY PENDING THE MERGER. Except as otherwise contemplated by this Agreement, after the date hereof and prior to the Closing Date or earlier termination of this Agreement, unless the Company shall otherwise agree in writing, Parent shall, and shall cause its subsidiaries, to:

          (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice;

          (b) not (i) amend or propose to amend their respective charters or by-laws, (ii) split, combine or reclassify (whether by stock dividend or otherwise) their outstanding capital stock, or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions by a wholly-owned subsidiary of Parent;

          (c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any shares of Parent Common Stock, or any options, warrants or rights of any kind to acquire any shares of their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except for the issuance and sale of shares issuable upon conversion of convertible securities and exercise of options outstanding on the date hereof;

          (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings in the ordinary course of business or (B) borrowings to refinance existing indebtedness,
     (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) take any action which would jeopardize the treatment of the Merger as a pooling of interests under APB No. 16, (iv) take or fail to take any action which action or failure to take action would cause Parent or its stockholders (except to the extent that any stockholders receive cash in lieu of fractional shares) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger, (v) make any acquisition of any assets or businesses other than expenditures for fixed or capital assets in the ordinary course of business, (vi) sell, pledge, dispose of or encumber any assets or businesses other than sales in the ordinary course of business or
     (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

          (e) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by this Agreement;

          (f) confer on a regular and frequent basis with one or more representatives of the Company to report operational matters of materiality and the general status of ongoing operations;

          (g) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or key employees, except in the ordinary course and consistent with past practice; provided, however, that Parent and its subsidiaries shall in no event enter into any written employment agreement which provides for an annual base salary in excess of $125,000 and has a term in excess of one year or enter into or amend any severance or termination arrangement;

          (h) not adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law; and

          (i) maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice.

     SECTION 6.3. CONTROL OF THE COMPANY'S OPERATIONS. Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the Company's operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

     SECTION 6.4. CONTROL OF PARENT'S OPERATIONS. Nothing contained in this Agreement shall give to the Company, directly or indirectly, rights to control or direct Parent's operations prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

     SECTION 6.5. ACQUISITION TRANSACTIONS.

     (a) After the date hereof and prior to the Effective Time or earlier termination of this Agreement, neither the Company nor Parent shall, and shall not permit any of its subsidiaries to, initiate, solicit, negotiate, encourage or provide confidential information to facilitate, and each of the Company and Parent shall, and shall cause each of its subsidiaries to, (i) cause any officer, director or employee of, or any attorney, accountant or other agent retained by it and (ii) use its reasonable best efforts to cause any financial advisor or investment banker retained by it, not to initiate, solicit, negotiate, encourage or provide non-public or confidential information to facilitate, any proposal or offer to acquire all or any substantial part of the business and properties of the Company or Parent or any capital stock of the Company or Parent, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (any such transactions being referred to herein as "Acquisition Transactions").

     (b) Notwithstanding the provisions of paragraph (a) above, the Company or the Parent may, in response to an unsolicited written proposal with respect to an Acquisition Transaction, which proposal (insofar as it relates to the consideration to be paid to the Company or its stockholders) is not subject to a financing condition, furnish (subject to a confidentiality agreement reasonably acceptable to the Company and Parent) confidential or non-public information concerning its business, properties or assets to a financially capable corporation, partnership, person or other entity or group (a "Potential Acquirer") or negotiate with such Potential Acquirer if (i) the Company or the Parent, as the case may be, shall have given not less than five business days' advance written notice of its intention to do so to the other party, (ii) the board of directors of the Company or the Parent, as the case may be, is advised by one or more of its independent financial advisors that providing confidential or non-public information to the Potential Acquirer is likely to lead to an Acquisition Transaction on terms that would yield a materially higher value to the Company's or the Parent's stockholders, as the case may be, than the Merger and (iii) based upon advice of its independent legal counsel, its board of directors determines in good faith that there is a significant risk that the failure to provide such confidential or non-public information to such Potential Acquirer would constitute a breach of its fiduciary duty to its stockholders.

     (c) In the event either party hereto shall determine to provide any information or negotiate as described in paragraph (b) above, or shall receive any offer of the type referred to in paragraph (b) above, it shall promptly inform the other party hereto that information is to be provided, that negotiations are to take place or that an offer has been received and shall furnish to the other party hereto the identity of the person receiving such information or the proponent of such offer, if applicable, and, if an offer has been received, a description of the material terms thereof.

     (d) A party hereto may enter into a definitive agreement for an Acquisition Transaction which meets the requirements set forth above with a Potential Acquirer with which it is permitted to negotiate pursuant to paragraph (b) above, but only if (i) the board of directors of such party shall have duly determined that such Acquisition Transaction would yield a materially higher value to such party's stockholders than the Merger and that the execution of such definitive agreement is in the best interests of such party's stockholders,
(ii) at least ten business days prior to the execution of such definitive agreement, such party shall have furnished the other party hereto with a copy of such definitive agreement and (iii) such other party shall have failed within such ten-day period to offer to amend the terms of this Agreement in order that the Merger would yield a value to such party's stockholders at least equal to the Acquisition Transaction. In making the determination required by clause (i) above, the board of directors referred to therein shall consider all relevant considerations and factors, including, without limitation, the form and value of the consideration, the extent to which the economic benefits of the Acquisition Transaction differ from the economic benefits contemplated by this Agreement, the likelihood that the Potential Acquirer will be able to obtain financing to consummate the Acquisition Transaction, the proposed closing date, the certainty of consummation, antitrust issues and closing conditions.

     (e) Each party (i) acknowledges that a breach of any of its covenants contained in this Section 6.5 will result in irreparable harm to the other party which will not be compensable in money damages and (ii) agrees that such covenant shall be specifically enforceable and that specific performance and injunctive relief shall be a remedy properly available to the other party for a breach of such covenant.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     SECTION 7.1. ACCESS TO INFORMATION. (a) The Company and its subsidiaries shall afford to Parent and Subsidiary and their respective accountants, counsel, financial advisors and other representatives (the "Parent Representatives") and Parent and its subsidiaries shall afford to the Company and its accountants, counsel, financial advisors and other representatives (the "Company Representatives") full access during normal business hours throughout the period prior to the Effective Time to all of their respective properties, books, contracts, commitments and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly to one another (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities laws or filed by any of them with the SEC in connection with the transactions contemplated by this Agreement or which may have a material effect on their respective businesses, properties or personnel and (ii) such other information concerning their respective businesses, properties and personnel as Parent or Subsidiary or the Company, as the case may be, shall reasonably request; provided that no investigation pursuant to this Section 7.1 shall amend or modify any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Parent and its subsidiaries shall hold and shall use their reasonable best efforts to cause the Parent Representatives to hold, and the Company and its subsidiaries shall hold and shall use their reasonable best efforts to cause the Company Representatives to hold, in strict confidence all non-public documents and information furnished to Parent and Subsidiary or to the Company, as the case may be, in connection with the transactions contemplated by this Agreement, except that (i) Parent, Subsidiary and the Company may disclose such information as may be necessary in connection with seeking the Parent Required Statutory Approvals and Parent Stockholders' Approval, the Company Required Statutory Approvals and the Company Stockholders' Approval and (ii) each of Parent, Subsidiary and the Company may disclose any information that it is required by law or judicial or administrative order to disclose.

     (b) In the event that this Agreement is terminated in accordance with its terms, each party shall promptly redeliver to the other all non-public written material provided pursuant to this Section 7.1 and shall not retain any copies, extracts or other reproductions in whole or in part of such written material. In such event, all documents, memoranda, notes and other writings prepared by Parent or the Company based on the information in such material shall be destroyed (and Parent and the Company shall use their respective reasonable best efforts to cause their advisors and representatives to similarly destroy their documents, memoranda and notes), and such destruction (and reasonable best efforts) shall be certified in writing by an authorized officer supervising such destruction.

     (c) The Company shall promptly advise Parent and Parent shall promptly advise the Company in writing of any change or the occurrence of any event after the date of this Agreement having, or which, insofar as can reasonably be foreseen, in the future may have, any material adverse effect on the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries or Parent and its subsidiaries, as the case may be, taken as a whole.

     SECTION 7.2. REGISTRATION STATEMENT AND PROXY STATEMENT. Parent and the Company shall file with the SEC as soon as is reasonably practicable after the date hereof the Joint Proxy Statement/Prospectus and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Parent shall also take any action required to be taken under applicable state blue sky or securities laws in connection with the issuance of Parent Common Stock pursuant hereto. Parent and the Company shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preceding sentence. The information provided and to be provided by Parent and the Company, respectively, for use in the Joint Proxy Statement/Prospectus shall be true and correct in all material respects without omission of any material fact which is required to make such information not false or misleading as of the date thereof and in light of the circumstances under which given or made.

     SECTION 7.3. STOCKHOLDERS' APPROVALS.

     (a) The Company shall, as promptly as practicable, submit this Agreement and the transactions contemplated hereby for the approval of its stockholders at a meeting of stockholders and, subject to the fiduciary duties of the Board of Directors of the Company under applicable law, shall use its reasonable best efforts to obtain stockholder approval and adoption (the "Company Stockholders' Approval") of this Agreement and the transactions contemplated hereby. Such meeting of stockholders shall be held as soon as practicable following the date upon which the Registration Statement becomes effective. Subject to the fiduciary duties of the Board of Directors of the Company under applicable law, the Company shall, through its Board of Directors, recommend to its stockholders approval of the transactions contemplated by this Agreement. The Company (i) acknowledges that a breach of its covenant contained in this Section 7.3(a) to convene a meeting of its stockholders and call for a vote thereat with respect to the approval of this Agreement and the Merger will result in irreparable harm to Parent which will not be compensable in money damages and (ii) agrees that such covenant shall be specifically enforceable and that specific performance and injunctive relief shall be a remedy properly available to Parent for a breach of such covenant.

     (b) Parent shall, as promptly as practicable, submit this Agreement and the transactions contemplated hereby for the approval of its stockholders at a meeting of stockholders and, subject to the fiduciary duties of the Board of Directors of Parent under applicable law, shall use its reasonable best efforts to obtain stockholder approval and adoption (the "Parent Stockholders' Approval") of this Agreement and the transactions contemplated hereby. Such meeting of stockholders shall be held as soon as practicable following the date on which the Registration Statement becomes effective. Parent shall, through its Board of Directors, but subject to the fiduciary duties of the members thereof,
(i) recommend to its stockholders approval of the transactions contemplated by this Agreement and (ii) authorize and cause an officer of Parent to vote Parent's shares of Subsidiary Common Stock for adoption and approval of this Agreement and the transactions contemplated hereby and shall take all additional actions as the sole stockholder of Subsidiary necessary to adopt and approve this Agreement and the transactions contemplated hereby. Parent (i) acknowledges that a breach of its covenant contained in this Section 7.3(b) to convene a meeting of its stockholders and call for a vote thereat with respect to the approval of this Agreement and the Merger will result in irreparable harm to the Company which will not be compensable in money damages and (ii) agrees that such covenant shall be specifically enforceable and that specific performance and injunctive relief shall be a remedy properly available to the Company for a breach of such covenant.

     SECTION 7.4. COMPLIANCE WITH THE SECURITIES ACT. Parent and the Company shall each use its reasonable best efforts to cause each principal executive officer, each director and each other person who is an "affiliate," as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act, of Parent or the Company, as the case may be, to deliver to Parent and the Company on or prior to the Effective Time a written agreement (an "Affiliate Agreement") to the effect that such person will not offer to sell, sell or otherwise dispose of any shares of Parent Common Stock issued in the Merger, except, in each case, pursuant to an effective registration statement or in compliance with Rule 145, as amended from time to time, or in a transaction which, in the opinion of legal counsel satisfactory to Parent, is exempt from the registration requirements of the Securities Act and, in any case, until after the results covering 30 days of post-Merger combined operations of Parent and the Company have been filed with the SEC, sent to stockholders of Parent or otherwise publicly issued.

     SECTION 7.5. EXCHANGE LISTING. Parent shall use its reasonable best efforts to effect, at or before the Effective Time, authorization for listing on the New York Stock Exchange Inc. (the "NYSE"), upon official notice of issuance, of the shares of Parent Common Stock to be issued pursuant to the Merger.

     SECTION 7.6. EXPENSES AND FEES.

     (a) Except as provided in Section 7.6(b) or Section 7.6(c), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that those expenses incurred in connection with printing the Joint Proxy Statement/Prospectus shall be shared equally by Parent and the Company.

     (b) The Company agrees to pay to Parent a fee equal to $28,000,000 plus the reasonable out-of-pocket expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby:

          (i) if the Company terminates this Agreement pursuant to clause (v) or
     (vi) of Section 9.1(a);

          (ii) if (A) either the Company terminates this Agreement pursuant to clause (i) or (ii) of Section 9.1(a) or Parent terminates this Agreement pursuant to clause (vii) of Section 9.1(b) and (B) one or more of the following events shall occur prior to one year after such termination:

             (1) the Company is acquired by merger or otherwise by another person under terms which provide for the Company and/or its stockholders to receive consideration having a fair value on the date of the first public announcement of such merger or other acquisition transaction equal to or greater than that provided in Section 3.1(a) of this Agreement;

             (2) the Company enters into a merger or other agreement which contemplates the acquisition of the Company by another person under terms which provide for the Company and/or its stockholders to receive consideration having a fair value on the date of the first public announcement of such merger or other agreement equal to or greater than that provided in Section 3.1(a) of this Agreement;

             (3) another person acquires or becomes the beneficial owner of more than 50% of the outstanding shares of Company Common Stock for consideration having a fair value on the date of such acquisition greater than that provided in Section 3.1(a) of this Agreement;

             (4) another person acquires all or any substantial portion of the Company's assets under terms which provide for the Company and/or its stockholders to receive consideration having a fair value on the date of the first public announcement of such acquisition transaction equal to or greater than that provided in Section 3.1(a) of this Agreement; or

             (5) the Company adopts a plan of liquidation relating to all or a substantial portion of its assets or declares a distribution to its stockholders of all or a substantial portion of its assets and in connection therewith the stockholders receive consideration having a fair value on the date of the first public announcement of such plan of liquidation or dividend declaration equal to or greater than that provided in Section 3.1(a) of this Agreement.

     (c) Parent agrees to pay to the Company a fee equal to $21,000,000 plus the reasonable out-of-pocket expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby if Parent terminates this Agreement pursuant to clause (v) or (vi) of Section 9.1(b).

     SECTION 7.7. AGREEMENT TO COOPERATE.

     (a) Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain all necessary or appropriate waivers, consents and approvals and SEC "no-action" letters to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, to the requisite votes of the stockholders and boards of directors of the Company and Parent.

     (b) Without limitation of the foregoing, each of Parent and the Company undertakes and agrees to file as soon as practicable after the date hereof a Notification and Report Form under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"). Each of Parent and the Company shall (i) use its reasonable efforts to comply as expeditiously as possible with all lawful requests of the FTC or the Antitrust Division for additional information and documents and (ii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the Antitrust Division not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other parties hereto.

     (c) In the event any litigation is commenced by any person or entity relating to the transactions contemplated by this Agreement, including any Acquisition Transaction, Parent shall have the right, at its own expense, to participate therein, and the Company will not settle any such litigation without the consent of Parent, which consent will not be unreasonably withheld.

     (d) The Company and Parent approve that certain financing plan set forth in the letter agreement between the Company and Parent dated December 19, 1994.

     SECTION 7.8. PUBLIC STATEMENTS. The parties shall consult with each other prior to issuing any press release or any written public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or written public statement prior to such consultation.

     SECTION 7.9. OPTION PLANS. Prior to the Effective Time, the Company and Parent shall take such action as may be necessary to cause each unexpired and unexercised option (each a "Company Option") to be automatically converted at the Effective Time into an option (each a "Parent Option") to purchase a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock that could have been purchased under the Company Option multiplied by the Exchange Ratio, at a price per share of Parent Common Stock equal to the option exercise price determined pursuant to the Company Option divided by the Exchange Ratio and subject to the same terms and conditions as the Company Option. The date of grant of the substituted Parent Option shall be the date on which the corresponding Company Option was granted. At the Effective Time, all references in the stock option agreements to the Company shall be deemed to refer to Parent. Parent shall assume all of the Company's obligations with respect to Company Options as so amended and shall, from and after the Effective Time, make available for issuance upon exercise of the Parent Options all shares of Parent Common Stock covered thereby and amend its Registration Statement on Form S-8 to cover the additional shares of Parent Common Stock subject to Parent Options granted in replacement of Company Options.

     SECTION 7.10. EMPLOYEE BENEFITS. Parent acknowledges its intention, after the Effective Time, that employees of the Company who continue after the Merger shall be provided with benefits which are no less favorable than those provided by Parent to its own employees.

     SECTION 7.11. NOTIFICATION OF CERTAIN MATTERS. Each of the Company, Parent and Subsidiary agrees to give prompt notice to each other of, and to use their respective reasonable best efforts to prevent or promptly remedy, (i) the occurrence or failure to occur or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.11 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     SECTION 7.12. DIRECTORS' AND OFFICERS' INDEMNIFICATION.

     (a) After the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee and agent of the Company or any of its subsidiaries (each, together with such person's heirs, executors or administrators, an "indemnified Party" and collectively, the "indemnified Parties") against any costs or expenses (including attorneys fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission occurring prior to the Effective Time (including, without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company) or arising out of or pertaining to the transactions contemplated by this Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Company or Parent and the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the indemnified Parties, which counsel shall be reasonably satisfactory to the Parent and the Surviving Corporation, promptly after statements therefor are received, (ii) the Parent and the Surviving Corporation will cooperate in the defense of any such matter, and (iii) any determination required to be made with respect to whether an indemnified Party's conduct complies with the standards set forth under the DGCL and the Parent's or the Surviving Corporation's respective Certificates of Incorporation or By-Laws shall be made by independent legal counsel acceptable to the Parent or the Surviving Corporation, as the case may be, and the indemnified Party; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).

     (b) In the event the Surviving Corporation or Parent or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or Parent shall assume the obligations set forth in this Section 7.12.

     SECTION 7.13. CORRECTIONS TO THE JOINT PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT. Prior to the date of approval of the Merger by their respective stockholders, each of the Company, Parent and Subsidiary shall correct promptly any information provided by it to be used specifically in the Joint Proxy Statement/Prospectus and Registration Statement that shall have become false or misleading in any material respect and shall take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement so as to correct the same and to cause the Joint Proxy Statement/Prospectus as so corrected to be disseminated to the stockholders of the Company and Parent, in each case to the extent required by applicable law.

                                  ARTICLE VIII

                                   CONDITIONS

     SECTION 8.1. CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) this Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the stockholders of the Company and Parent under applicable law and applicable listing requirements;

          (b) the shares of Parent Common Stock issuable in the Merger shall have been authorized for listing on the NYSE upon official notice of issuance;

          (c) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

          (d) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have been instituted by the SEC or any state regulatory authorities;

          (e) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order or decree lifted);

          (f) no action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state or federal government or governmental agency in the United States which would prevent the consummation of the Merger or make the consummation of the Merger illegal;

          (g) all governmental waivers, consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby, and all consents from lenders required to consummate the Merger, shall have been obtained and be in effect at the Effective Time; and

          (h) Coopers & Lybrand, certified public accountants for Parent, shall have delivered a letter, dated the Closing Date, addressed to Parent, in form and substance reasonably satisfactory to Parent and the Company, stating that the Merger will qualify as a pooling of interests transaction under APB No. 16.

     SECTION 8.2. CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT THE MERGER. Unless waived by the Company, the obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

          (a) Parent and Subsidiary shall have performed in all material respects their agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Parent and Subsidiary contained in this Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and the Company shall have received a certificate of the Chairman of the Board and Chief Executive

     Officer, the President or a Vice President of Parent and of the President and Chief Executive Officer or a Vice President of Subsidiary to that effect;

          (b) the Company shall have received an opinion of Sullivan & Cromwell and/or Thorp, Reed & Armstrong, in form and substance reasonably satisfactory to the Company, dated the Closing Date, to the effect that the Company and holders of Company Common Stock (except to the extent any stockholders receive cash in lieu of fractional shares) will recognize no gain or loss for federal income tax purposes as a result of consummation of the Merger;

          (c) the Company shall have received an opinion or opinions from Snell & Smith and/or Andrews & Kurth L.L.P., special counsel to Parent and Subsidiary, dated the Closing Date, reasonably satisfactory to the Company and covering the due incorporation of Parent and Subsidiary, the binding nature of this Agreement, the effectiveness of the Merger, the validity of the Parent Common Stock to be issued in connection with the Merger and such other matters as may be reasonably requested by the Company;

          (d) the Company shall have received "comfort" letters in customary form from Coopers & Lybrand, certified public accountants for Parent and Subsidiary, dated the date of the Proxy Statement, the effective date of the Registration Statement and the Closing Date (or such other date reasonably acceptable to the Company) with respect to certain financial statements and other financial information included in the Registration Statement and any subsequent changes in specified balance sheet and income statement items, including total assets, working capital, total stockholders' equity, total revenues and the total and per share amounts of net income;

          (e) since the date hereof, there shall have been no changes that constitute, and no event or events shall have occurred which have resulted in or constitute, a material adverse change in the business, operations, properties, assets, condition (financial or other), results of operations or prospects of Parent and its subsidiaries, taken as a whole;

          (f) all governmental waivers, consents, orders, and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Closing Date, and no governmental authority shall have promulgated any statute, rule or regulation which, when taken together with all such promulgations, would materially impair the value to Parent of the Merger; and

          (g) the Company shall have received from J.P. Morgan Securities Inc. (or other nationally recognized investment banking firm reasonably acceptable to Parent) an opinion, dated as of the date on which the Joint Proxy Statement/Prospectus is first distributed to the stockholders of the Company, to the effect that the consideration to be received by the stockholders of the Company in the Merger is fair, from a financial point of view, to the holders of Company Common Stock, and such opinion shall not have been withdrawn.

     SECTION 8.3. CONDITIONS TO OBLIGATIONS OF PARENT AND SUBSIDIARY TO EFFECT THE MERGER. Unless waived by Parent and Subsidiary, the obligations of Parent and Subsidiary to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions:

          (a) the Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as if made at and as of such date, and Parent shall have received a Certificate of the President and Chief Executive Officer or of a Vice President of the Company to that effect;

          (b) Parent shall have received an opinion of Andrews & Kurth L.L.P., in form and substance reasonably satisfactory to Parent, dated the Closing Date, to the effect that Parent and Subsidiary will recognize no gain or loss for federal income tax purposes as a result of consummation of the Merger;

          (c) Parent shall have received an opinion or opinions from Sullivan & Cromwell and/or Thorp, Reed & Armstrong, special counsel to the Company, dated the Closing Date, reasonably satisfactory to Parent and covering the due incorporation of the Company, the binding nature of this Agreement, the effectiveness of the Merger and such other matters as may be reasonably requested by Parent;

          (d) Parent shall have received "comfort" letters from Deloitte & Touche, certified public accountants for the Company, dated the date of the Proxy Statement, the effective date of the Registration Statement and the Closing Date (or such other date reasonably acceptable to Parent) with respect to certain financial statements and other financial information included in the Registration Statement in customary form and any subsequent changes in specified balance sheet and income statement items, including total assets, working capital, total stockholders' equity, total revenues and the total and per share amounts of net income;

          (e) the Affiliate Agreements required to be delivered to Parent pursuant to Section 7.4 shall have been furnished as required by Section 7.4;

          (f) since the date hereof, there shall have been no changes that constitute, and no event or events shall have occurred which have resulted in or constitute, a material adverse change in the business, operations, properties, assets, condition (financial or other), results of operations or prospects of the Company and its subsidiaries, taken as a whole;

          (g) all governmental waivers, consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Closing Date, and no governmental authority shall have promulgated any statute, rule or regulation which, when taken together with all such promulgations, would materially impair the value to Parent of the Merger;

          (h) all the litigation and proceedings described or referred to in each Memorandum of Understanding identified in Schedule 5.8 shall have been fully and irrevocably settled, a final, nonappealable order shall have been entered and all claims, demands and causes of action pertaining in any way to such litigation or proceedings shall have been fully and irrevocably released and discharged, all substantially upon the terms and conditions set forth in such Memoranda of Understanding or otherwise upon terms and conditions satisfactory to Parent in its sole discretion;

          (i) the SEC shall have agreed to a consent order as to the matter referred to in the letter described in Item 1 of Schedule 5.8 and Parent shall have determined within fifteen business days after being notified of the terms and conditions thereof that such consent decree is satisfactory to Parent in its sole discretion; and

          (j) Parent shall have received from Donaldson, Lufkin & Jenrette Securities Corporation (or other nationally recognized investment banking firm reasonably acceptable to the Company) an opinion reasonably acceptable to the Company, dated as of the date on which the Joint Proxy Statement/Prospectus is first distributed to the shareholders of Parent, to the effect that the Exchange Ratio is fair, from a financial point of view, to Parent's stockholders, and such opinion shall not have been withdrawn.

                                   ARTICLE IX

                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 9.1. TERMINATION. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the stockholders of the Company or Parent, as follows:

          (a) The Company shall have the right to terminate this Agreement:

             (i) if, within 21 days after the date of this Agreement, the Company's Board of Directors:

                (A) does not receive from J.P. Morgan Securities Inc. an opinion to the effect that the consideration to be received by the stockholders of the Company in the Merger is fair, from a financial point of view, to the holders of Company Common Stock, with such limitations and qualifications as are customary in such opinions;

                (B) reasonably determines that the representations and warranties of Parent and Subsidiary contained in this Agreement are not true and correct in any material respect on and as of the date made and on and as of the date of the Board's determination;

                (C) reasonably determines, after consultation with Deloitte & Touche, certified public accountants for the Company, and Coopers & Lybrand, certified public accountants for Parent, that the Merger will not qualify as a pooling of interests transaction under APB No. 16, provided that the Company is not in default of the covenant contained in Section 6.1(d)(iii); or

                (D) reasonably determines that the condition set forth in
           Section 8.1(g) above will not be satisfied in all material respects on or prior to the Closing Date;

             (ii) if, within 21 days after the date of this Agreement, the Company and Parent have not reached mutual agreement on the financing plan contemplated by Section 7.7(d) (the Company agreeing that it will not unreasonably withhold its approval of any such financing plan and acknowledging its acceptance of those aspects of such financing plan set forth in each Memorandum of Understanding referred to in Section 8.3(h));

             (iii) if the Merger is not completed by July 31, 1995 otherwise than account of delay or default on the part of the Company or any of its 5% stockholders or any of their affiliates or associates;

             (iv) if the Merger is enjoined by a final, unappealable court order not entered at the request or with the support of the Company or any of its 5% stockholders or any of their affiliates or associates;

             (v) if (A) the Company receives an offer from any third party (excluding any affiliate of the Company or any group of which any affiliate of the Company is a member) with respect to a merger, sale of substantial assets or other business combination involving the Company,
        (B) the Company's Board of Directors determines, in good faith and after consultation with an independent financial advisor, that such offer would yield a materially higher value to the Company or its stockholders than the Merger and (C) Parent fails, within ten business days after Parent is notified of such determination and of the terms and conditions of such offer, to make an offer which is substantially equivalent to, or more favorable than, such offer;

             (vi) if (A) a tender/exchange offer is commenced by a third party (excluding any affiliate of the Company or any group of which any affiliate of the Company is a member) for all outstanding shares of Company Common Stock, (B) the Company's Board of Directors determines, in good faith and after consultation with an independent financial advisor, that such offer would yield a materially higher value to the Company or its stockholders than the Merger and (C) Parent fails, within ten business days after Parent is notified of such determination, to make an offer which is substantially equivalent to, or more favorable than, such tender/exchange offer; or

             (vii) if Parent (A) fails to perform in any material respect any of its material covenants in this Agreement and (B) does not cure such default in all material respects within 30 days after notice of such default is given to Parent by the Company.

          (b) Parent shall have the right to terminate this Agreement:

             (i) if, within 21 days after the date of this Agreement, Parent's Board of Directors:

                (A) does not receive from Donaldson, Lufkin & Jenrette Securities Corporation an opinion to the effect that the Exchange Ratio is fair, from a financial point of view, to Parent's stockholders, with such limitations and qualifications as are customary in such opinions;

                (B) reasonably determines that the representations and warranties of the Company contained in this Agreement are not true and correct in any material respect on and as of the date made and on and as of the date of the Board's determination;

                (C) reasonably determines, after consultation with Deloitte & Touche, certified public accountants for the Company, and Coopers & Lybrand, certified public accountants for Parent, that the Merger will not qualify as a pooling of interests transaction under APB No. 16, provided that Parent is not in default of the covenant contained in Section 6.2(d)(iii); or

                (D) reasonably determines that the condition set forth in
           Section 8.1(g) above will not be satisfied in all material respects on or prior to the Closing Date;

             (ii) if, within 21 days after the date of this Agreement, the Company and Parent have not reached mutual agreement on the financing plan contemplated by Section 7.7(d) (Parent agreeing that it will not unreasonably withhold its approval of any such financing plan and acknowledging its acceptance of those aspects of such financing plan set forth in each Memorandum of Understanding identified in Schedule 5.8);

             (iii) if the Merger is not completed by July 31, 1995 otherwise than account of delay or default on the part of Parent or any of its 5% stockholders or any of their affiliates or associates;

             (iv) if the Merger is enjoined by a final, unappealable court order not entered at the request or with the support of Parent or any of its 5% stockholders or any of their affiliates or associates;

             (v) if (A) Parent receives an offer from any third party (excluding any affiliate of Parent or any group of which any affiliate of Parent is a member) with respect to a merger, sale of substantial assets or other business combination involving Parent, (B) Parent's Board of Directors determines, in good faith and after consultation with an independent financial advisor, that such offer would yield a materially higher value to Parent or its stockholders than the Merger and (C) the Company fails, within ten business days after the Company is notified of such determination and of the terms and conditions of such offer, to offer to amend this Agreement in order to make the Merger substantially equivalent to, or more favorable than, such offer;

             (vi) if (A) a tender/exchange offer is commenced by a third party (excluding any affiliate of Parent or any group of which any affiliate of Parent is a member) for all outstanding shares of Parent Common Stock, (B) Parent's Board of Directors determines, in good faith and after consultation with an independent financial advisor, that such offer would yield a materially higher value to Parent or its stockholders than the Merger and (C) the Company fails, within ten business days after the Company is notified of such determination, to make an offer which is substantially equivalent to, or more favorable than, such tender/exchange offer; or

             (vii) if the Company (A) fails to perform in any material respect any of its material covenants in this Agreement and (B) does not cure such default in all material respects within 30 days after notice of such default is given to the Company by Parent.

          (c) As used in this Section 9.1, (i) "affiliate" has the meaning assigned to it in Section 7.4 and (ii) "group" has the meaning set forth in
     Section 13(d) of the Exchange Act and the rules and regulations thereunder.

     SECTION 9.2. EFFECT OF TERMINATION. In the event of termination of this Agreement by either Parent or the Company, as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no further obligation on the part of the Company, Parent, Subsidiary or their respective officers or directors (except as set forth in this Section 9.2 and in Sections 7.1, 7.6 and 7.8, all of which shall survive the termination). Nothing in this Section 9.2 shall relieve any party from liability for any breach of this Agreement.

     SECTION 9.3. AMENDMENT. This Agreement may not be amended except by action taken by their respective Boards of Directors or duly authorized committee thereof and then only by an instrument in writing signed on behalf of each of the parties hereto and in compliance with applicable law.

     SECTION 9.4. WAIVER. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE X

                               GENERAL PROVISIONS

     SECTION 10.1. NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties in this Agreement shall not survive the Merger, and after effectiveness of the Merger neither the Company, Parent, Subsidiary or their respective officers or directors shall have any further obligation with respect thereto.

     SECTION 10.2. BROKERS. The Company represents and warrants that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee (except for the fee payable to the investment banking firm described in Section 8.2(g)) or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Parent and Subsidiary represent and warrant that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee (except for the fee payable to the investment banking firm described in Section 8.3(j)) or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Subsidiary.

     SECTION 10.3. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a) If to Parent or Subsidiary to:

                    USA Waste Services, Inc.
                    5000 Quorum Drive, Suite 300
                    Dallas, Texas 75240
                         Attention: Earl DeFrates

           with a copy to:

                    Andrews & Kurth L.L.P.
                    4200 Texas Commerce Tower
                    Houston, Texas 77002
                         Attention: David G. Elkins, Esq.

        (b) If to the Company, to:

                    Chambers Development Company, Inc.
                    10700 Frankstown Road
                    Pittsburgh, Pennsylvania 15235
                         Attention: Alexander W. Rangos

           with a copy to:

                    Sullivan & Cromwell
                    125 Broad Street
                    New York, New York 10004
                         Attention: Richard R. Howe, Esq.

     SECTION 10.4. INTERPRETATION. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

     SECTION 10.5. MISCELLANEOUS. This Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof,
(b) is not intended to confer upon any other person any rights or remedies hereunder, except for rights of indemnified Parties under Section 7.12 and (c) shall not be assigned by operation of law or otherwise, except that Subsidiary may assign this Agreement to any other wholly-owned subsidiary of Parent. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE.

     SECTION 10.6. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     SECTION 10.7. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except as set forth in the exception to Section 10.5(b), nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     IN WITNESS WHEREOF, Parent, Subsidiary and the Company have caused this Agreement to be signed by their respective officers as of the date first written above.

                                        USA WASTE SERVICES, INC.

                                        By:_______________________________
                                        Name: John E. Drury
                                        Title:  Chief Executive Officer

                                        CHAMBERS ACQUISITION CORPORATION

                                        By:_______________________________
                                        Name: Donald F. Moorehead, Jr.
                                        Title:  Chairman of the Board

                                        CHAMBERS DEVELOPMENT COMPANY, INC.

                                        By:_______________________________
                                        Name: Alexander W. Rangos
                                        Title:  President

                   [DONALDSON, LUFKIN & JENRETTE LETTERHEAD]

                                  May 13, 1995

Board of Directors
USA Waste Services, Inc.
5000 Quorum Drive, Suite 300
Dallas, TX 75240

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to USA Waste Services, Inc. ("USA Waste" or the "Company") of the exchange ratio provided for in the Amended and Restated Merger Agreement dated November 28, 1994 (the "Agreement") between USA Waste and Chambers Development Company, Inc. ("Chambers").

     Pursuant to the Agreement, USA Waste is proposing to issue 0.41667 shares of its common stock for each share of Chambers. The total number of Chambers shares outstanding is 66.8 million. USA Waste, which has approximately 23.0 million shares outstanding (26.9 million on a fully diluted basis), will issue
27.8 million new shares.

     In arriving at our opinion, we have reviewed the Agreement as well as financial and other information that was publicly available or furnished to us by the Company and Chambers including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of the Company prepared by the management of the Company, certain financial projections of Chambers prepared by the Company in conjunction with the management of Chambers and certain financial information of the Company and Chambers on a combined basis prepared by the Company. In addition, we have compared certain financial and securities data of the Company and Chambers with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices and premiums paid in other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy, completeness and fairness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company, and Chambers and their respective representatives, or that was otherwise reviewed by us. In particular, we have relied, without independent investigation, upon the estimates of the managements of the Company and Chambers of the operating synergies achievable as a result of the proposed merger and upon our discussion of such synergies with the managements of the Company and Chambers. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and Chambers as to the future operating and financial performance of the Company and Chambers. We did not make any independent evaluation of assets or liabilities of the Company or Chambers nor did we verify any of the information reviewed by us.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction.

Board of Directors
USA Waste Services, Inc.
Page 2
                                                                    May 13, 1995

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has received customary compensation for such services.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the exchange ratio pursuant to the Agreement is fair to the Company from a financial point of view.

                                            Very truly yours,

                                            DONALDSON, LUFKIN & JENRETTE
                                            SECURITIES CORPORATION

May 12, 1995

The Board of Directors
Chambers Development Company, Inc.
10700 Frankstown Road
Pittsburgh, PA 15235

Attn: John Rangos, Sr.
      Chairman of the Board

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Chambers Development Company, Inc. (the "Company") of the consideration to be received by them pursuant to the terms and subject to the conditions of the proposed merger (the "Merger") contemplated by the Agreement and Plan of Merger dated as of November 28, 1994 (the "Agreement") by and among USA Waste Services, Inc. ("USA Waste"), Envirofil, Inc. and the Company. The Agreement provides that, at the effective time of the Merger, each share of the Company's Common Stock, par value $.50 per share, and each share of the Company's Class A Common Stock, par value $.50 per share, shall be converted into the right to receive, without interest, .41667 (the "Exchange Ratio") of a share of the common stock, par value $.01 per share, of USA Waste.

     In arriving at our opinion, we have reviewed (i) the Agreement; (ii) certain publicly available information concerning the Company, USA Waste, and of certain other companies engaged in businesses comparable to the Company and USA Waste, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving companies comparable to the Company and USA Waste and the consideration received for such companies; (iv) current and historical market prices of the common stock of the Company and of USA Waste; (v) the audited financial statements of the Company and USA Waste for the fiscal year ended December 31, 1994; (vi) certain agreements with respect to outstanding indebtedness or obligations of the Company and of USA Waste; (vii) certain internal financial analyses and forecasts prepared by the Company and USA Waste and their respective managements; (viii) the terms of other business combinations that we have deemed relevant; and (ix) the currently contemplated capital structure and the anticipated credit standing of the merged companies upon consummation of the Merger.

     In addition, we have held discussions with certain members of the management of the Company, and USA Waste, with respect to certain aspects of the Merger, and the past and current business operations of the Company and USA Waste, the financial condition and future prospects and operations of the Company and USA Waste, the effects of the Merger on the financial condition and future prospects of the merged company, and certain other matters we believed necessary or appropriate to our inquiry. We have visited certain representative facilities of the Company, and USA Waste, and reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to and sales of all or any part of the stock, assets or business of the Company.

     In giving our opinion we have assumed, with your consent, that there will not be any material adverse effect on USA Waste or on the trading value of the common stock of USA Waste as a result of (i) the settlement of the litigation and proceedings described or referred to in each Memorandum of Understanding identified in Schedule 5.8 to the Agreement or (ii) the entry by the Company into a consent order as to the matter referred to in the letter described in
Item 1 of Schedule 5.8 to the Agreement. We are not in a position to evaluate these matters and assume no responsibility for and express no view with respect to these matters.

     In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and USA Waste or otherwise reviewed by us. We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such evaluations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company and USA Waste, respectively as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. In particular, we are expressing no opinion herein as to the price at which the common stock of USA Waste will trade at any future time. Because of the mechanism described in the first paragraph of this opinion for determining the Exchange Ratio, the actual value of the shares of common stock of USA Waste to be issued in exchange for each share of common stock of the Company pursuant to the Merger may vary significantly. Because of the large aggregate amount of common stock of USA Waste being issued to stockholders of the Company pursuant to the Merger and other factors, such securities may trade initially at prices below those at which they would trade on a fully distributed basis.

     Our opinion addresses only the fairness from a financial point of view of the consideration to be received by the stockholders of the Company pursuant to the Merger. We do not express any views on any other terms of the Agreement or any related agreements or arrangements, including any transactions which might occur among USA Waste and any stockholders of the Company after the Merger.

     We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Merger is consummated. We have acted as financial advisor to the Company since 1992 and advised the Company on the sale of Security Bureau, Inc., a wholly-owned subsidiary of the Company. In the ordinary course of their businesses, affiliates of the undersigned may actively trade the debt and equity securities of the Company or USA Waste, for their own accounts, or for the accounts of customers, and accordingly, may at any time hold a long or short position in such securities.

     On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the stockholders of the Company in the proposed Merger is fair, from a financial point of view, to the stockholders of the Company.

     This letter is provided solely for the benefit of the Board of Directors of the Company in connection with and for the purposes of, their consideration of the Merger, and is not on behalf of, and shall not confer rights or remedies upon, any stockholder of the Company or USA Waste, or any other person other than the Board of Directors of the Company or be used for any other purpose. This opinion may not be used or relied upon by, or disclosed, referred to or communicated by you (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.

                                            Very truly yours,

                                            J.P. MORGAN SECURITIES INC.

                                            By:    /s/  ROBERT SROKA
                                                Name: Robert Sroka
                                                Title: Managing Director

                                                                      APPENDIX D

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER ("Agreement") is entered into this
day of                , 1995, by and between USA Waste Services, Inc., an
Oklahoma corporation ("USA Waste Oklahoma"), and USA Waste Services, Inc., a Delaware corporation ("USA Waste Delaware").

                                  WITNESSETH:

     WHEREAS, USA Waste Oklahoma is a corporation organized and existing under the laws of the State of Oklahoma, having been incorporated on September 30, 1987; and

     WHEREAS, USA Waste Oklahoma has authorized the issuance of (i) 50,000,000 shares of Common Stock, par value $.01 per share, of which, as of the date hereof, 22,678,822 shares are issued and outstanding and (ii) 10,000,000 shares of Preferred Stock, par value $.01 per share, of which, as of the date hereof, none of which are issued and outstanding; and

     WHEREAS, USA Waste Delaware is a corporation organized and existing under
the laws of the State of Delaware, having been incorporated on April   , 1995;
and

     WHEREAS, USA Waste Delaware has authorized the issuance of (i) 150,000,000 shares of Common Stock, par value $.01 per share, of which, as of the date hereof, 1,000 shares are issued and outstanding and (ii) 10,000,000 shares of Preferred Stock, par value $.01 per share, of which, as of the date hereof, none of which are issued and outstanding; and

     WHEREAS, USA Waste Oklahoma owns all of the issued and outstanding shares of Common Stock of USA Waste Delaware; and

     WHEREAS, the respective Boards of Directors of USA Waste Oklahoma and USA Waste Delaware have determined that, in order to change the domicile of USA Waste Oklahoma from Oklahoma to Delaware, the merger of USA Waste Oklahoma into USA Waste Delaware on the terms and conditions set forth in this Agreement is desirable and in the best interests of the shareholders of USA Waste Oklahoma, the respective Boards of Directors of USA Waste Oklahoma and USA Waste Delaware have approved and adopted this Agreement, and the Board of Directors of USA Waste Oklahoma has directed that this Agreement be submitted to the shareholders of USA Waste Oklahoma for their consideration, approval and adoption;

     NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties set forth herein and other valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                  ARTICLE 1

                                  THE MERGER

     1.1 The Merger. In accordance with the provisions of this Agreement, at the Effective Time (as hereinafter defined), USA Waste Oklahoma shall be merged with and into USA Waste Delaware (the "Merger"), which shall be the surviving corporation and shall continue its corporate existence under the laws of the State of Delaware under the name "USA Waste Services, Inc." (the "Surviving Corporation") unimpaired and unaffected by the Merger. The separate corporate existence of USA Waste Oklahoma shall cease at the Effective Time. USA Waste Oklahoma and USA Waste Delaware are sometimes hereinafter collectively referred to as the "Constituent Corporations."

     1.2 Effective Time. The Merger shall become effective at the time of (a) the filing of a Certificate of Merger with the Secretary of State of Delaware in accordance with the provisions of the Delaware General Corporation Law, and (b) the filing of a Certificate of Merger with the Secretary of State of Oklahoma in accordance with the provisions of the Oklahoma General Corporation Act. USA Waste Oklahoma and

USA Waste Delaware agree to file the aforementioned Certificates of Merger at the time of the Closing, as hereinafter defined. The date and time when the Merger shall become effective is referred to herein as the "Effective Time."

     1.3 Effect of the Merger. (a) The Surviving Corporation shall, without transfer, thereupon and thereafter possess all assets and property of every description, and every interest therein, wherever located, and the rights privileges, immunities, powers, franchises and authority, of a public as well as of a private nature, and be subject to all of the restrictions, disabilities, and duties of each of the Constituent Corporations, and all obligations of or belonging to or due to either of the Constituent Corporations, shall be vested in the Surviving Corporation without further act or deed; all assets and property of every description, and every interest therein, wherever located, and the rights privileges, immunities, powers, franchises, and authority shall thereafter be the property of the Surviving Corporation as effectively as when they were the property of the Constituent Corporations, and the title to any real estate or any interest therein vested in either of the Constituent Corporations shall not revert or in any way be impaired by reason of the Merger; all rights of creditors and all liens upon any property of the Constituent Corporations existing as of the Effective Time shall be preserved unimpaired; and all debts, liabilities, and duties of the Constituent Corporations shall thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if such debts, liabilities, and duties had been incurred for or by it; and any action or proceeding, whether civil, criminal, or administrative, pending by or against either Constituent Corporation shall be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in any such action or proceeding.

     (b) All corporate acts, plans, policies, contracts, approvals, and authorizations of USA Waste Oklahoma and its shareholders, Board of Directors, committees elected or appointed by its Board of Directors, officers, and agents that were valid and effective immediately prior to the Effective Time shall be taken for all purposes as the acts, plans, policies, contracts, approvals, and authorizations of the Surviving Corporation and shall be effective and binding thereon as the same were with respect to USA Waste Oklahoma. Any employees of USA Waste Oklahoma at the Effective Time shall become employees of the Surviving Corporation.

     (c) The Constituent Corporations do hereby certify and agree that at any time after the Effective Time the Surviving Corporation may be served with process in the State of Oklahoma in any proceeding for enforcement of any obligation of USA Waste Oklahoma, as well as for enforcement of any obligation of the Surviving Corporation arising from the Merger, including any suit or other proceeding to enforce the right of any shareholder as determined in appraisal proceedings pursuant to the provisions of Section 1091 of the Oklahoma General Corporation Act; the Constituent Corporations do hereby irrevocably appoint the Secretary of State of Oklahoma as their agent to accept service of process in any suit or other proceedings; and a copy of any process served on the Secretary of State of Oklahoma shall be mailed to USA Waste Services, Inc., 5000 Quorum Drive, Suite 300, Dallas, Texas 75240, Attention: Chief Financial Officer.

     1.4 Closing. The Closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of USA Waste Oklahoma at 10:00
a.m. local time, on             , 1995, or at such other place and on such other
date as USA Waste Oklahoma and USA Waste Delaware may mutually agree in writing (the "Closing Date").

     1.5 Certificate of Incorporation, Bylaws, and Directors and Officers. The Certificate of Incorporation of USA Waste Delaware, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until amended as provided by law. The Bylaws of USA Waste Delaware, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until amended as provided by law. The directors and officers of USA Waste Oklahoma immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors shall have been elected and qualified.

     1.6 USA Waste Oklahoma's Shareholders Meeting. USA Waste Oklahoma shall submit for consideration, approval and adoption at its 1995 Annual Meeting of Shareholders the Merger and all other actions contemplated by this Agreement which require approval and adoption by USA Waste Oklahoma's shareholders.

                                  ARTICLE 2

                             CONVERSION OF SHARES

     2.1 Conversion. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

          (a) Each share of the Common Stock, par value $.01 per share, of USA Waste Delaware issued and outstanding immediately prior to the Effective Time shall be retired and cancelled without payment of any consideration therefor and without any conversions thereof.

          (b) Each share of Common Stock, par value $.01 per share, of USA Waste Oklahoma issued and outstanding immediately prior to the Effective Time ("USA Waste Oklahoma Common Stock") (except for shares of USA Waste Oklahoma Common Stock held as treasury shares of USA Waste Oklahoma, all of which shall be retired and cancelled) shall automatically be converted by reason of the Merger and without any action by the holders thereof into and become one share of Common Stock of the Surviving Corporation ("USA Waste Delaware Common Stock"); the shares of USA Waste Oklahoma Common Stock so converted shall cease to exist as such and shall exist only as shares of USA Waste Delaware Common Stock.

          (c) Each option to purchase shares of USA Waste Oklahoma Common Stock outstanding immediately prior to the Effective Time under or pursuant to USA Waste Oklahoma's 1990 Stock Option Plan, USA Waste Oklahoma's 1993 Stock Incentive Plan and Envirofil's 1993 Stock Option Plan shall continue outstanding as an option to purchase, in lieu of the right to purchase shares of USA Waste Oklahoma Common Stock, the same number of shares of USA Waste Delaware Common Stock upon the same terms and conditions as applicable immediately prior to the Effective Time under the relevant Option Plan. To the extent that USA Waste Oklahoma has obligated itself to issue options prior to the Merger pursuant to the aforementioned Option Plans, the Surviving Corporation shall remain liable to issue such options upon the satisfaction of the conditions precedent to the issuance thereof, until such Option Plans are amended or terminated in accordance with their respective terms.

          (d) Each warrant or option (other than options included in Section 2.1(c)) to purchase shares of USA Waste Oklahoma Common Stock outstanding immediately prior to the Effective Time shall continue outstanding as a warrant or option to purchase, in lieu of the right to purchase each share of USA Waste Oklahoma Common Stock, the same number of shares of USA Waste Delaware Common Stock upon the same terms and conditions as applicable immediately prior to the Effective Time under the relevant warrant or option.

     2.2 Exchange of Certificates. (a) If the Merger is approved by the shareholders of USA Waste Oklahoma as described in Section 3.1(a), after the Effective Time, each holder of an outstanding certificate or certificates representing shares of USA Waste Oklahoma Common Stock may, but is not required to, surrender such certificate or certificates to USA Waste Oklahoma along with such other documents as may be deemed necessary by USA Waste Oklahoma and the Surviving Corporation effectively to surrender and exchange such certificate or certificates. From and after the Effective Time and until certificates representing shares of USA Waste Oklahoma Common Stock are surrendered for exchange or registration of transfer, all certificates that prior to the Effective Time of the Merger represented shares of USA Waste Oklahoma Common Stock shall be deemed for all purposes to represent and evidence the same number of shares of USA Waste Delaware Common Stock into which they were so converted under the terms of Section 2.1(b) of this Agreement.

     (b) After the Effective Time, whenever certificates that formerly represented USA Waste Oklahoma Common Stock are presented for exchange or registration of transfer, the Surviving Corporation shall cause to be issued in respect thereof certificates representing an equal number of shares of the USA Waste Delaware Common Stock. If certificates for USA Waste Delaware Common Stock are to be delivered to or in the name of a person other than the person in whose name a surrendered certificate is registered, the surrendered certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting the transfer shall pay to USA Waste Delaware all transfer or other taxes required by reason of the change in ownership or establish to USA Waste Delaware's satisfaction that such taxes have been or are not required to be paid.

     (c) If any certificate formerly representing shares of USA Waste Oklahoma Common Stock shall have been lost, stolen, or destroyed, upon the making of an affidavit in form and substance satisfactory to USA Waste Delaware of that fact by the person claiming the certificate to be lost, stolen or destroyed and subject to such other conditions as USA Waste Delaware may reasonably impose, USA Waste Delaware shall issue in exchange for the lost, stolen or destroyed certificate a certificate representing the shares of USA Waste Delaware Common Stock. When authorizing the issuance of the shares of USA Waste Delaware Common Stock in exchange therefor, USA Waste Delaware may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such a certificate to give USA Waste Delaware a bond or other indemnity in any amount reasonably satisfactory to USA Waste Delaware against any claim arising against USA Waste Delaware with respect to the stolen or destroyed certificate.

     (d) All shares of USA Waste Delaware Common Stock into which USA Waste Oklahoma Common Stock shall have been converted pursuant to this Section 2.2 shall be deemed to have been issued in full satisfaction of all rights pertaining to such converted shares and shall, when issued pursuant to the provisions hereof, be validly issued, fully paid, and nonassessable.

                                   ARTICLE 3

                             CONDITIONS TO CLOSING

     The respective obligations of USA Waste Oklahoma and USA Waste Delaware to enter into the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Shareholder Approval. This Agreement and the Merger shall have been authorized and approved by the shareholders of USA Waste Oklahoma in accordance with the provisions of Sections 1082 and 1083 of the Oklahoma General Corporation Act and the stockholder of USA Waste Delaware in accordance with Section 252 and 253 of the Delaware General Corporation Law. After approval and adoption of this Agreement by the shareholders of each of the Constituent Corporations, all required documents shall be executed, verified, filed, and recorded and all required acts shall be done in order to accomplish the Merger under the provisions of the applicable statutes of the States of Oklahoma and Delaware.

          (b) Listing. The shares of USA Waste Delaware Common Stock to be issued or reserved for issuance shall have been approved for listing upon official notice of issuance by the New York Stock Exchange.

          (c) Tax Opinion. USA Waste Oklahoma shall have received, in form and substance satisfactory to it, an opinion of Snell & Smith, P.C. with respect to certain Federal income tax effects of the Merger.

          (d) Litigation. As of the Effective Time, no action, suit or proceeding shall have been instituted or, to the knowledge of the parties, be pending or threatened before any court or other governmental body by any public agency or governmental authority seeking to restrain, enjoin or prohibit the consummation of the transactions contemplated hereby or to seek damages on other relief in connection therewith against any officer or director of USA Waste Oklahoma or USA Waste Delaware.

                                   ARTICLE 4

                             ABANDONMENT OF MERGER

     Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after adoption and approval of this Agreement by the shareholders of USA Waste Oklahoma:

          (a) By mutual consent of the Boards of Directors of USA Waste Oklahoma and USA Waste Delaware; or

          (b) By the Board of Directors of USA Waste Oklahoma or the Board of Directors of USA Waste Delaware if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling (which order, decree or ruling the parties shall use their best efforts to have vacated or reversed), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree or ruling shall have become final and nonappealable; or

          (c) By the Board of Directors of USA Waste Oklahoma, if such Board of Directors determines that the consummation of the transaction provided for herein would not, for any reason, be in the best interests of USA Waste Oklahoma and its shareholders.

                                   ARTICLE 5

                            MISCELLANEOUS PROVISIONS

     5.1 Complete Agreement. This Agreement contains a complete and exclusive statement of the agreement of the parties with respect to the subject matter hereof, and all prior negotiations and agreements between the parties are superseded by this Agreement.

     5.2 Waiver and Amendment. Any representation, warranty, covenant, term or condition of this Agreement which may legally be waived, may be waived, or the time of performance thereof extended, at any time by the party entitled to the benefit thereof, and any term, condition or covenant hereof (including, without limitation, the period during which any condition is to be satisfied or any obligation performed) may be amended by the parties at any time. Any waiver, extension or amendment shall be evidenced by any instrument in writing executed on behalf of the appropriate party or parties or on its behalf by its Chairman, President or any Vice President or other person who has been authorized by its Board of Directors to execute waivers, extensions or amendments on its behalf.

     5.3 Assignment; Binding Effect. This Agreement may not be assigned by either party without the written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

     5.4 Notices. Any notice, demand, claim or other communication under this Agreement shall be in writing and shall be deemed to have been given upon the delivery or mailing thereof, as the case may be, if delivered personally or sent by certified mail, return receipt requested, postage prepaid, to the parties at such address as a party may specify by notice to the other.

     5.5 Additional Agreements. Subject to the terms and conditions of this Agreement, each of the parties agrees to use its best efforts in good faith to take or cause to be taken as promptly as practicable all action and to do or cause to be done all things necessary or advisable to consummate and make effective the transaction contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or advisable to carry out the purposes of this Agreement, each party to this Agreement shall take all such action. If at any time the Surviving Corporation shall consider or be advised that any further assignment or assurance in law or other action is necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation the title to any property or rights of USA Waste Oklahoma acquired or to be acquired as a result of the Merger, the proper officers and directors of USA Waste Oklahoma and of the Surviving Corporation shall be and they hereby are severally and fully authorized to execute and deliver such deeds, assignments, and assurances in law and to take such other action as may be necessary or proper in the name of USA Waste Oklahoma or the Surviving Corporation, respectively, to vest, perfect, or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement.

     5.6 Governing Law. As to all matters of law, this Agreement shall be governed by and construed in accordance with Delaware law, regardless of the laws that might otherwise be applicable under principles of conflicts of law.

     5.7 Headings. Any headings in this Agreement are solely for convenience of reference and shall not affect its interpretation.

     5.8 Execution of Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

     5.9 Severability. If any provision of this Agreement is held or deemed to be, or in fact is, invalid, inoperative or unenforceable for any reason, this Agreement shall be construed as though such invalid, inoperative or unenforceable provision had never been contained in this Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the day and year first above written.

ATTEST:                                          USA WASTE SERVICES, INC.,
                                                 an Oklahoma corporation

__________________________                       By:________________________
Name: Gregory T. Sangalis                        Name:
Title: Secretary                                 Title:

ATTEST:                                          USA WASTE SERVICES, INC.,
                                                 a Delaware corporation

__________________________                       By:________________________
Name: Gregory T. Sangalis                        Name:
Title: Secretary                                 Title:

                                                                      APPENDIX E

                          CERTIFICATE OF INCORPORATION

                                       OF

                            USA WASTE SERVICES, INC.

     First: The name of the Corporation is USA Waste Services, Inc.

     Second: The registered office of the Corporation in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle. The name and address of its registered agent is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware.

     Third: The nature of the business, objects and purposes to be transacted, promoted or carried on by the Corporation is:

          To engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

     Fourth: The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred sixty million (160,000,000), divided into one hundred fifty million (150,000,000) shares of Common Stock of the par value of one cent ($0.01) per share and ten million (10,000,000) shares of Preferred Stock of the par value of one cent ($0.01) per share.

     A. No holder of Common Stock or Preferred Stock of the Corporation shall have any pre-emptive, preferential, or other right to purchase or subscribe for any shares of the unissued stock of the Corporation or of any stock of the Corporation to be issued by reason of any increase of the authorized capital stock of the Corporation or of the number of its shares, or of any warrants, options, or bonds, certificates of indebtedness, debentures, or other securities convertible into or carrying options or warrants to purchase stock of the Corporation or of any stock of the Corporation purchased by it or its nominee or nominees or other securities held in the treasury of the Corporation, whether issued or sold for cash or other consideration or as a dividend or otherwise, other than such rights, if any, as the Board of Directors in its discretion from time to time may grant and at such price as the Board of Directors in its discretion may fix.

     B. The holders of Common Stock shall have the right to one vote per share on all questions to the exclusion of all other classes of stock, except as by law expressly provided or as otherwise herein expressly provided with respect to the holders of any other class or classes of stock.

     C. The Board of Directors is authorized, subject to limitations prescribed by law, by resolution or resolutions to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

          (1) The number of shares constituting that series and the distinctive designation of that series;

          (2) The dividend rights and dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

          (3) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

          (4) Whether that series shall have conversion or exchange privileges, and, if so, the terms and conditions of such conversion or exchange including provision for adjustment of the conversion or exchange rate in such events as the Board of Directors shall determine;

          (5) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in cash on redemption, which amount may vary under different conditions and at different redemption dates;

          (6) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

          (7) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

          (8) Any other relative rights, preferences and limitations of that series; or

          (9) Any or all of the foregoing terms.

     D. Except where otherwise set forth in the resolution or resolutions adopted by the Board of Directors of the Corporation providing for the issue of any series of Preferred Stock created thereby, the number of shares comprising such series may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors of the Corporation. Should the number of shares of any series be so decreased, the shares constituting such decrease shall resume the status which they had prior to adoption of the resolution originally fixing the number of shares of such series.

     E. Shares of any series of Preferred Stock which have been redeemed (whether through the operation of a sinking fund or otherwise), purchased or otherwise acquired by the Corporation, or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes, shall have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reclassified or reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, all subject to the conditions or restrictions adopted by the Board of Directors of the Corporation providing for the issue of any series of Preferred Stock and to any filing required by law.

     Fifth: The name and mailing address of the incorporator is John T. Unger and his mailing address is 1000 Louisiana, Suite 3650, Houston, Texas 77002-5012.

     Sixth: The Corporation is to have perpetual existence.

     Seventh: Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide. Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes of the State of Delaware) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

     Eighth: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the General Corporation Law of Delaware or any amendment thereto or successor provision thereto, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of Delaware hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended General Corporation Law of Delaware. Neither this Certificate of Incorporation nor any amendment, alteration, or repeal of this Article Eighth, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article Eighth, shall adversely effect, eliminate, or reduce any right or protection of a director of the Corporation hereunder with respect to any act, omission or matter occurring, or any action, suit, or claim that, but for this Article Eighth, would accrue or arise, prior to the time of such amendment, modification, repeal, or adoption of an inconsistent provision. All references in this Article to a "director" shall also be deemed to refer to such person or persons, if any, who pursuant to a provision of the Certificate of Incorporation in accordance with subsection (a) of Section 141 of the Delaware General Corporation Law, exercise or perform any of the powers or duties otherwise conferred or imposed upon the board of directors by the Delaware General Corporation Law.

     Ninth: This Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of this Corporation or any of its direct or indirect subsidiaries or while such a director or officer is or was serving at the request of this Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require this Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any bylaws, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Article Ninth shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established.

     Tenth: (A) Except as otherwise provided in this Certificate of Incorporation or the Bylaws of the Corporation relating to the rights of the holders of any class or series of Preferred Stock, voting separately by class or series, to elect additional directors under specified circumstances, the number of directors of the Corporation shall be as fixed from time to time by, or in the manner provided in, the bylaws of the Corporation. Unless approved by at least two-thirds of the incumbent directors, the number of directors which shall constitute the whole Board of Directors shall be no fewer than three and no more than nine.

     (B) Commencing with the election of directors at the 1995 Annual Meeting of Stockholders, the directors, other than those who may be elected by the holders of any class or series of Preferred Stock voting separately by class or series, shall be classified, with respect to the time for which they severally hold office, into three classes, Class I, Class II and Class III, which shall be as nearly equal in number as possible, as shall be provided in the manner specified in the bylaws of the Corporation. Each initial director in Class I shall hold office for a term expiring at the 1996 annual meeting of stockholders; each initial director of Class II shall hold office initially for a term expiring at the 1997 annual meeting of stockholders; and each initial director of Class III shall hold office for a term expiring at the 1998 annual meeting of stockholders. Notwithstanding the foregoing provision of this Article, each director shall serve until his successor is duly elected and qualified or until his earlier death, resignation or removal. At each annual meeting of stockholders following the 1995 annual meeting, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors have been duly elected and qualified or until their earlier death, resignation or removal.

     (C) Except as otherwise provided pursuant to the provisions of this Certificate of Incorporation or the bylaws of the Corporation relating to the rights of the holders of any class or series of Preferred Stock, voting separately by class or series, to elect directors under specified circumstances, any director or directors may be removed from office at any time, with or without cause but only by the affirmative vote, at any regular meeting or special meeting (as the case may be) of the Board of Directors or of the stockholders, of not less than two-thirds of the incumbent members of the Board of Directors (not taking into account the directors being removed) or two-thirds of the total number of votes of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, but only if notice of such proposal was contained in the notice of such meeting.

     (D) In the event of any increase or decrease in the authorized number of directors, the newly created or eliminated directorships resulting from such increase or decrease shall be appointed or determined by the Board of Directors among the three classes of directors so as to maintain such classes as nearly equal as possible. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

     (E) Vacancies in the Board of Directors, however caused, and newly-created directorships shall be filled solely by a majority vote of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director has been chosen expires and when the director's successor is elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

     (F) Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filing of vacancies, and other features of such directorships shall be governed by the terms of this Certificate of Incorporation applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article Tenth unless expressly provided by such terms.

     (G) Notwithstanding any other provision of this Certificate of Incorporation or the bylaws of the Corporation (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the bylaws of the Corporation), the affirmative vote, at any regular meeting or special meeting of the stockholders, of not less than two-thirds of the total number of votes of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with the purpose or intent of, this Article Tenth, but only if notice of the proposed alteration or amendment was contained in the notice of such meeting.

     Eleventh: The names and mailing addresses of the initial directors who are to serve as directors until the first annual meeting of stockholders or until their successors are elected and qualify are:

                  NAME                          ADDRESS
        -------------------------    -----------------------------
        Donald F. Moorehead, Jr.     5000 Quorum Drive, Suite 300
                                     Dallas, Texas 75240

        John E. Drury                5000 Quorum Drive, Suite 300
                                     Dallas, Texas 75240

        David Sutherland-Yoest       5000 Quorum Drive, Suite 300
                                     Dallas, Texas 75240

     Twelfth: In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Corporation, or adopt new bylaws, without any action on the part of the stockholders; provided, however, that no such adoption, amendment or repeal shall be valid with respect to bylaw provisions which have been adopted, amended or repealed by the stockholders; and further provided, that bylaws adopted or amended by the Directors and any powers thereby conferred may be amended, altered or repealed by the stockholders.

     Thirteenth: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provision of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

     Fourteenth: The Corporation reserves the right at any time, and from time to time, to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences, and privileges of whatsoever nature conferred upon stockholders, directors, or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article; provided, however, that the Corporation shall not amend Article Tenth to be effective on a date other than a date on which directors are to be elected.

     I, the undersigned being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of Delaware, do make this certificate, hereby declaring that this is my act and deed and that the facts herein stated are true, and accordingly have hereunto set my hand this 27th day of April, 1995.

                                            ------------------------------------
                                            JOHN T. UNGER

                                                                      APPENDIX F

                                    BY-LAWS

                                       OF

                            USA WASTE SERVICES, INC.

                                   ARTICLE I

                                    OFFICES

     SECTION 1.1. Registered Office. The registered office of the Corporation required by the General Corporation Law of the State of Delaware to be maintained in the State of Delaware shall be the registered office named in the original Certificate of Incorporation of the Corporation, or such other office as may be designated from time to time by the Board of Directors in the manner provided by law. Should the Corporation maintain a principal office or place of business within the State of Delaware, such registered office need not be identical to such principal office or place of business of the Corporation.

     SECTION 1.2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

     SECTION 2.1. Place of Meetings. All meetings of the stockholders shall be held at the principal office of the Corporation, or at such other place either within or without the State of Delaware and at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice or waivers of notice of the meeting.

     SECTION 2.2. Voting List. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order for each class of stock, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be opened to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

     SECTION 2.3. Annual Meetings. An annual meeting of the stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, within or without the State of Delaware, on such date, and at such time as the Board of Directors shall fix each year and set forth in the notice of the meeting, which date shall be within 13 months subsequent to the later of the date of incorporation or the last annual meeting of stockholders.

     SECTION 2.4. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the Chairman of the Board (if any), by the Chief Executive Officer, or by written order of a majority of the directors, but such special meetings may not be called by any other person or persons. The Chairman, Chief Executive Officer, or directors so calling any such meeting shall fix the date and time of, and the place (either within or without the State of Delaware) for, the meeting.

     SECTION 2.5. Notice of Meeting. Written notice of the annual, and each special meeting of stockholders, stating the place, date and hour and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote thereat, not less than ten nor more than

60 days before the meeting. Such notice may be delivered either personally or by mail. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation.

     SECTION 2.6. Quorum. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

     Notwithstanding the other provisions of the Certificate of Incorporation or these by-laws, the chairman of the meeting or the holders of a majority of the shares of such stock, present in person or represented by proxy, although not constituting a quorum, shall have power to adjourn, postpone, or recess the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned, postponed, or recessed meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

     SECTION 2.7. Voting. When a quorum is present at any meeting of the stockholders, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of the statutes, of the Certificate of Incorporation or of these by-laws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Where a separate vote by class is required, the affirmative vote of the majority of shares of such class present in person or represented by proxy at the meeting shall be the act of such class. Every stockholder having the right to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting shall be entitled to vote in person, or by proxy appointed by an instrument in writing subscribed by such stockholder, bearing a date not more than three years prior to voting, unless such instrument provides for a longer period, and filed with the Secretary of the Corporation, or such other officer as the Board of Directors may from time to time determine by resolution, before, or at the time of, the meeting.

     All proxies shall be received and taken charge of and all ballots shall be received and canvassed by the secretary of the meeting who shall decide all questions touching upon the qualification of voters, the validity of the proxies, and the acceptance or rejection of votes, unless an inspector or inspectors shall have been appointed by the chairman of the meeting, in which event such inspector or inspectors shall decide all such questions. Each proxy shall be revocable unless expressly provided therein to be irrevocable and coupled with an interest sufficient in law to support an irrevocable power. If such instrument shall designate two or more persons to act as proxies, unless such instrument shall provide the contrary, a majority of such persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one be present, then such powers may be exercised by that one, or, if an even number attend and a majority do not agree on any particular issue, each proxy so attending shall be entitled to exercise such powers in respect of the same portion of the shares as he is of the proxies representing such shares.

     SECTION 2.8. Voting of Stock of Certain Holders; Elections: Inspectors. Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or in the absence of such provision, as the Board of Directors of such corporation may determine. Shares standing in the name of a deceased person may be voted by the executor or administrator of such deceased person, either in person or by proxy. Shares standing in the name of a guardian, conservator or trustee may be voted by such fiduciary, either in person or by proxy, but no fiduciary shall be entitled to vote shares held in such fiduciary capacity without a transfer of such shares into the name of such fiduciary. Shares standing in the name of a receiver may be voted by such receiver. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer by the pledgor on the books of

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

the Corporation, he has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his proxy, may represent the stock and vote thereon.

     If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary of the Corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect:

          (a) If only one votes, his act binds all;

          (b) If more than one vote, the act of the majority so voting binds all;

          (c) If more than one vote, but the vote is evenly split on any particular matter, each fraction may vote the securities in question proportionally, or any person voting the shares, or a beneficiary, if any, may apply to the Court of Chancery or such other court as may have jurisdiction to appoint an additional person to act with the persons so voting the shares, which shall then be voted as determined by a majority of such persons and the person appointed by the Court. If the instrument so filed shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of this subsection shall be a majority or even-split in interest.

     All voting of stockholders shall be taken by written ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. At any meeting at which a vote is taken by ballots, the chairman of the meeting may appoint one or more inspectors, each of whom shall subscribe an oath or affirmation to execute faithfully the duties of inspector at such meeting with strict impartiality and according to the best of his ability. Such inspector shall receive the ballots, count the votes and make and sign a certificate of the result thereof. The chairman of the meeting may appoint any person to serve as inspector, except no candidate for the office of director shall be appointed as inspector.

     Unless otherwise provided in the Certificate of Incorporation, cumulative voting for the election of directors shall be prohibited.

     SECTION 2.9. Conduct of Meeting. The meetings of the stockholders shall be presided over by the Chairman of the Board (if any), or if he is not present, by the Vice Chairman of the Board (if any, but if there is more than one, the Vice Chairman who is senior in terms of time as such), or if neither the Chairman of the Board (if any) nor the Vice Chairman of the Board (if any) is present, by the President, or if neither the Chairman of the Board (if any), the Vice Chairman of the Board (if any) nor President is present, by a chairman elected at the meeting. The Secretary of the Corporation, if present, shall act as secretary of such meetings, or if he is not present, an Assistant Secretary shall so act; if neither the Secretary nor an Assistant Secretary is present, then a secretary shall be appointed by the chairman of the meeting. The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him in order. Unless the chairman of the meeting of stockholders shall otherwise determine, the order of business shall be as follows:

          (a) Calling of meeting to order.

          (b) Election of a chairman and the appointment of a secretary if necessary.

          (c) Presentation of proof of the due calling of the meeting.

          (d) Presentation and examination of proxies and determination of a quorum.

          (e) Reading and settlement of the minutes of the previous meeting.

          (f) Reports of officers and committees.

          (g) The election of directors if an annual meeting, or a meeting called for that purpose.

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          (h) Unfinished business.

          (i) New business.

          (j) Adjournment.

     SECTION 2.10. Treasury Stock. The Corporation shall not vote, directly or indirectly, shares of its own stock owned by it; and such shares shall not be counted in determining the total number of outstanding shares.

     SECTION 2.11. Fixing Record Date. The Board of Directors may fix in advance a date, not exceeding 60 days preceding the date of any meeting of stockholders or any adjournment thereof, or the date for payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change, or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining express consent to corporate action in writing without a meeting, as a record date for the determination of the stockholders entitled to notice of or to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, and in such case such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, any such meeting and any adjournment thereof, or to receive payment of such dividends or distribution, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record dated fixed as aforesaid. With respect to a meeting of stockholders, the record date shall not be less than ten days before the date of such meeting.

     If the Board of Directors does not fix a record date for any meeting of the stockholders, the record date for determining stockholders entitled to notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with Section
5.2 of these by-laws notice is waived, at the close of business on the day next preceding the day on which the meeting is held. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

     SECTION 2.12. Stockholder Proposals. At an annual or special meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual or special meeting business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Chairman of the Board, the President, or the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Chairman of the Board, the President, or the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder.

     No proposal by a stockholder shall be presented at an annual or special meeting of stockholders unless such stockholder shall provide the Board of Directors or the Secretary of the Corporation with timely written notice of intention to present a proposal for action at the forthcoming meeting of stockholders, which notice shall include (a) the name and address of such stockholder, (b) the number of voting securities he or she holds of record and which he or she holds beneficially, (c) the text of the proposal to be presented at the meeting, (d) a statement in support of the proposal, and (e) any material interest of the stockholder in such proposal. To be timely, a stockholder's notice with respect to an annual meeting of stockholders must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 120 days nor more than 150 days in advance of the date the Corporation's proxy statement was released to stockholders in connection with the previous year's annual meeting of stockholders; provided, however, that if no annual meeting was held the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received at least 80 days prior to the date the Corporation intends to distribute its proxy statement with respect to such meeting. To be timely, a stockholder's notice with respect to a special meeting must be delivered to or mailed and received at the principal executive offices of the

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

Corporation, not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the fifth (5th) day following the day on which such notice of the date of the special meeting was mailed or such public disclosure was made. Any stockholder may make any other proposal at an annual or special meeting of stockholders and the same may be discussed and considered, but unless stated in writing and filed with the Board of Directors or the Secretary prior to the date set forth above, no action with respect to such proposal shall be taken at such meeting and such proposal shall be laid over for action at an adjourned, special, or annual meeting of the stockholders taking place no earlier than 120 days after such meeting.

     This provision shall not prevent the consideration and approval or disapproval at an annual meeting of reports of officers, directors, and committees; but in connection with such reports, no new business shall be acted upon at such annual meeting unless stated and filed as provided in this Section
2.12. Notwithstanding anything in the by-laws to the contrary, no business shall be conducted at any annual or special meeting except in accordance with the procedures set forth in this Section 2.12. The chairman of the annual meeting or a special meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 2.12, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

     Notwithstanding any other provision of these by-laws, the Corporation shall be under no obligation to include any stockholder proposal in its proxy statement materials or otherwise present any such proposal to stockholders at a special or annual meeting of stockholders if the Board of Directors reasonably believes the proponents thereof have not complied with Sections 13 and 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and the Corporation shall not be required to include in its proxy statement material to stockholders any stockholder proposal not required to be included in its proxy material to stockholders in accordance with such Act, rules, or regulations.

     SECTION 2.13. Nomination of Directors. Only persons who are nominated in accordance with the procedures of this Section 2.13 shall be eligible for election as directors. Subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board of Directors or by any stockholder entitled to vote in the election of directors generally who complies with the notice procedures set forth in this Section
2.13. Any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as a director at a meeting only if timely written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by U.S. mail, first class postage prepaid, return receipt requested, to the Secretary of the Corporation.

     To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than 120 days nor more than 150 days in advance of the date the Corporation's proxy statement was released to stockholders in connection with the previous year's annual meeting of stockholders; provided, however, that if no annual meeting was held the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received at least 80 days prior to the date the Corporation intends to distribute its proxy statement with respect to such meeting. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination, (b) the name, age, business address, and home address of the person or persons to be nominated; (c) the principal occupation of the person or persons nominated; (d) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting and intends to appear at the meeting to nominate the person or persons specified in the notice; (e) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (f) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission, had the nominee been nominated, or

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

intended to be nominated, by the Board of Directors; and (g) the consent of each nominee to serve as a director of the Corporation if so elected. At the request of the Board of Directors any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee.

     No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section
2.13. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the by-laws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

                                  ARTICLE III

                               BOARD OF DIRECTORS

     SECTION 3.1. Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

     SECTION 3.2. Number, Election and Term. Except as otherwise provided in the Certificate of Incorporation relating to the rights of the holders of any class or series of Preferred Stock, voting separately by class or series, to elect additional directors under specified circumstances, the number of directors of the Corporation shall initially be the number specified in the Certificate of Incorporation, and subject to the following sentence, such number may be increased or decreased by a resolution duly adopted by the Board of Directors. Unless approved by at least two-thirds of the incumbent directors, the number of directors which shall constitute the whole Board of Directors shall be no fewer than three and no more than nine. Unless otherwise provided in the Certificate of Incorporation, directors need not be residents of Delaware or stockholders of the Corporation.

     Commencing with the election of directors at the 1995 annual meeting of stockholders, the directors, other than those who may be elected by the holders of any class or series of Preferred Stock, voting separately by class or series, shall be classified, with respect to the time for which they severally hold office, into three classes, Class I, Class II and Class III, which shall be as nearly equal in number as possible, as shall be provided in a resolution duly adopted by the Board of Directors. Each initial director in Class I shall hold office for a term expiring at the 1996 annual meeting of stockholders; each initial director of Class II shall hold office initially for a term expiring at the 1997 annual meeting of stockholders; and each initial director of Class III shall hold office for a term expiring at the 1998 annual meeting of stockholders. Notwithstanding the foregoing provision of this Article, each director shall serve until his successor is duly elected and qualified or until his earlier death, resignation or removal. At each annual meeting of stockholders following the 1995 annual meeting, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors have been duly elected and qualified or until their earlier death, resignation or removal.

     SECTION 3.3. Vacancies, Additional Directors and Removal From Office. Except as otherwise provided pursuant to the provisions of the Certificate of Incorporation relating to the rights of the holders of any class or series of Preferred Stock, voting separately by class or series, to elect directors under specified circumstances, any director or directors may be removed from office at any time, with or without cause but only by the affirmative vote, at any regular meeting or special meeting (as the case may be) of the Board of Directors or of the stockholders, of not less than two-thirds of the incumbent members of the Board of Directors (not taking into account the directors being removed) or two-thirds of the total number of votes of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, but only if notice of such proposal was contained in the notice of such meeting.

     In the event of any increase or decrease in the authorized number of directors, the newly created or eliminated directorships resulting from such increase or decrease shall be appointed or determined by the

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

Board of Directors among the three classes of directors so as to maintain such classes as nearly equally as possible. Vacancies in the Board of Directors, however caused, and newly-created directorships shall be filled solely by a majority vote of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director has been chose expires and when the director's successor is elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

     SECTION 3.4. Regular Meeting. A regular meeting of the Board of Directors shall be held each year, without notice other than this by-law, at the place of, and immediately following, the annual meeting of stockholders if a quorum is present; and other regular meetings of the Board of Directors shall be held each year, at such time and place as the Board of Directors may provide, by resolution, either within or without the State of Delaware, without notice other than such resolution.

     SECTION 3.5. Special Meeting. A special meeting of the Board of Directors may be called by the Chairman of the Board (if any) or by the Chief Executive Officer and shall be called by the Secretary on the written request of any two directors. The Chairman or Chief Executive Officer so calling, or the directors so requesting, any such meeting shall fix the time and place, either within or without the State of Delaware, of holding such meeting.

     SECTION 3.6. Notice of Special Meeting. Personal written, telegraphic, cable or wireless notice of special meetings of the Board of Directors shall be given to each director at least 24 hours prior to the time of such meeting. Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

     SECTION 3.7. Place of Meetings; Order of Business. The directors may hold their meetings and may have an office and keep the books of the Corporation, except as otherwise provided by law, in such place or places, within or without the State of Delaware, as the Board of Directors may from time to time determine by resolution. The Chairman of the Board shall preside at all meetings of the Board of Directors. In the absence of the Chairman of the Board, a Chairman shall be elected from the directors present. The Secretary of the Corporation shall act as Secretary of all meetings of the directors; but in the absence of the Secretary, the Chairman may appoint any person to act as Secretary of the meeting. At all meetings of the Board of Directors business shall be transacted in such order as shall from time to time be determined by the Chairman of the Board, or in his absence by the director elected as chairman of the meeting.

     SECTION 3.8. Quorum and Participation. A majority of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, by the Certificate of Incorporation or by these by-laws. Members of the Board of Directors, may participate in a meeting of the Board of Directors or such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person and attendance at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

     SECTION 3.9. Presumption of Assent. A director who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof. Such right to dissent shall not apply to a director who voted in favor of such action.

     SECTION 3.10. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof as provided in Article IV of these by-laws, may be taken without a meeting, if a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee. Such consent shall have the same force and effect as a unanimous vote at a meeting, and may be stated as such in any document or instrument filed with the Secretary of State of Delaware.

     SECTION 3.11. Compensation. Unless otherwise restricted by the Certificate of Incorporation, the Board of Directors shall have the authority to fix the compensation of directors. No provision of these by-laws shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

     SECTION 3.12. Approval or Ratification of Acts or Contracts by Stockholders. The Board of Directors in its discretion may submit any act or contract for approval or ratification at any annual meeting of the stockholders, or at any special meeting of the stockholders called for the purpose of considering any such act or contract, and any act or contract that shall be approved or be ratified by the vote of the stockholders holding a majority of the issued and outstanding shares of stock of the Corporation entitled to vote and present in person or by proxy at such meeting (provided that a quorum is present), shall be as valid and as binding upon the Corporation and upon all the stockholders as if it has been approved or ratified by every stockholder of the Corporation. In addition, any such act or contract may be approved or ratified by the written consent of stockholders holding a majority of the issued and outstanding shares of capital stock of the Corporation entitled to vote and such consent shall be as valid and as binding upon the Corporation and upon all the stockholders as if it had been approved or ratified by every stockholder of the Corporation.

                                   ARTICLE IV

                             COMMITTEE OF DIRECTORS

     SECTION 4.1. Designation, Powers and Name. The Board of Directors shall designated an Executive Committee, a Compensation Committee, and an Audit Committee and may, by resolution passed by a majority of the whole Board, designate one or more other committees, each such committee to consist of one or more of the directors of the Corporation. Any such designated committee shall have and may exercise such of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation as may be provided in these by-laws or such resolution. Any such designated committee may authorize the seal of the Corporation to be affixed to all papers which may require it. No such committee shall have the power or authority in reference to amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors as provided by statute, fix the designation and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the by-laws of the Corporation; and, unless the resolution, by-laws, or Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Such committee or committees shall have such name or names and such

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

limitations of authority as may be determined from time to time by the by-laws or the resolution adopted by the Board of Directors.

     SECTION 4.2. Executive Committee. The Executive Committee of the Board of Directors (the "Executive Committee") shall consist of not less than two directors to be designated by the Board of Directors. None of the members of the Executive Committee need be officers of the Corporation. The Executive Committee shall have and may exercise all of the powers of the Board of Directors during the period between meetings of the Board of Directors except as reserved to the Board of Directors or as delegated by these by-laws or by the Board of Directors to another standing committee or as may be prohibited by law and, except further, that the Executive Committee shall not have the power to elect officers of the Corporation.

     SECTION 4.3. Compensation Committee. The Compensation Committee of the Board of Directors (the "Compensation Committee") shall consist of not less than three directors, a majority of whom shall be "outside" (as hereinafter defined) directors of the Corporation, to be designated by the Board of Directors. The term "outside" director, as used in this Section, shall mean a director of the Corporation who is independent of management and not an officer, employee, agent, or affiliate (except as a director) of the Corporation. The Compensation Committee shall have and may exercise all of the powers of the Board of Directors during the period between meetings of the Board of Directors, except as may be prohibited by law, with respect to (i) studying, recommending, adopting, implementing, administering, determining, and authorizing the amount, terms, and conditions of payment of any and all forms of compensation for the Corporation's directors, officers, employees, and agents and (ii) approving and administering any loan to, guarantee of any obligation of, or other assistance to any officer or other employee of the Corporation or any of its subsidiaries, including any officer or employee who is a director of the Corporation or any of its subsidiaries.

     SECTION 4.4. Audit Committee. The Audit Committee of the Board of Directors (the "Audit Committee") shall consist of not less than two directors, all of whom shall be "outside" (as hereinafter defined) directors of the Corporation, to be designated by the Board of Directors. The term "outside" director, as used in this Section, shall mean a director of the Corporation who is independent of management and not an officer, employee, agent, or affiliate (except as a director) of the Corporation and who is free from any relationship that, in the opinion of the Board of Directors, would interfere with the designated director's exercise of independent judgment as a committee member. The Audit Committee shall have and may exercise all of the powers of the Board of Directors, except as may be prohibited by law, with respect to (i) the selection and recommendation for employment by the Corporation, subject to approval by the Board of Directors and the stockholders, of a firm of certified public accountants to audit the books and accounts of the Corporation and its subsidiaries for the fiscal year in which they are appointed and who shall report to the Audit Committee, (ii) reviewing the audit and other work and reports submitted by the certified public accountants, conferring with the auditors, and reporting thereon to the Board of Directors with such recommendations as the Audit Committee may deem appropriate, (iii) reviewing annually the maintenance and safekeeping of the Corporation's books and records,
(iv) meeting with the Corporation's principal financial and accounting officers, the certified public accountants and auditors, and other officers and employees of the Corporation as the Audit Committee shall deem necessary in order to determine the adequacy of the Corporation's accounting principles and operating policies, controls, and practices, its public financial reporting policies and practices, and the results of the Corporation's annual audit, and (v) retaining such professional assistance, including outside counsel, auditors, and others, as the Audit Committee shall deem necessary or advisable, in connection with the exercise of its powers on such terms as the Audit Committee shall deem necessary or advisable to protect the interests of the stockholders of the Corporation.

     SECTION 4.5. Procedure; Meetings; Quorum. Any committee designated pursuant to Sections 4.1, 4.2, 4.3, or 4.4 shall choose its own chairman, shall keep regular minutes of its proceedings and report the same to the Board of Directors when requested, shall fix its own rules or procedures, and shall meet at such times and at such place or places as may be provided by such rules, or by resolution of such committee or resolution of the Board of Directors. At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum and the affirmative vote of a majority of the members present shall be necessary for the adoption by it of any resolution. Unless otherwise restricted by the Certificate of Incorporation or by these by-laws, the members of any committee designated by these by-laws or the Board of

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Directors, may participate in a meeting of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting may hear each other, and such participation shall constitute presence in person at such meeting. Unless otherwise restricted by the Certificate of Incorporation or these by-laws, any action required or permitted to be taken at any meeting of any committee of the Board of Directors may be taken without a meeting if all members of such committee consent thereto in writing and the writing or writings are filed with the minutes of the proceedings of the committee.

     SECTION 4.6. Compensation. Members of special or standing committees may be allowed compensation for attending committee meetings, if the Board of Directors shall so determine.

                                   ARTICLE V

                                     NOTICE

     SECTION 5.1. Methods of Giving Notice. Whenever under the provisions of the statutes, the Certificate of Incorporation or these by-laws, notice is required to be given to any director, member of any committee or stockholder, such notice shall be in writing and delivered personally or mailed to such director, member or stockholder; provided that in the case of a director or a member of any committee such notice may be given orally or by telephone, telegram, telegraphic, cable or wireless transmission. If mailed, notice to a director, member of a committee or stockholder shall be deemed to be given when deposited in the United States mail first class in a sealed envelope, with postage therein prepaid, addressed, in the case of a stockholder, to the stockholder at the stockholder's address as it appears on the records of the corporation or, in the case of a director or a member of a committee, to such person at his business address. If sent by telegram, notice to a director or member of a committee shall be deemed to be given when the telegram, so addressed, is delivered to the telegraph company. Notice shall be deemed to have been given on the date of any telegraphic, cable or wireless transmission.

     SECTION 5.2. Written Waiver. Whenever any notice is required to be given under the provisions of the statutes, the Certificate of Incorporation or these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation or the by-laws.

                                   ARTICLE VI

                                    OFFICERS

     SECTION 6.1. Officers. The officers of the Corporation shall be a Chairman of the Board, one or more Vice Chairmen of the Board, a Chief Executive Officer, a President, one or more Vice Presidents, any one or more of which may be designated Executive Vice President or Senior Vice President, a Secretary, a Controller, and such other officers as the Board of Directors may elect or appoint. The Board of Directors may appoint such other officers and agents, including Assistant Vice Presidents, Assistant Secretaries and Assistant Controllers, as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined by the Board. Any two or more offices, may be held by the same person unless the Certificate of Incorporation provides otherwise. No officer shall execute, acknowledge, verify or countersign any instrument on behalf of the Corporation in more than one capacity, if such instrument is required by law, by these by-laws or by any act of the Corporation to be executed, acknowledged, verified or countersigned by two or more officers. The Chairman of the Board shall be elected from among the directors. With the foregoing exceptions, none of the other officers need be a director, and none of the officers need be a stockholder of the Corporation.

     SECTION 6.2. Term of Office. Each officer shall hold office until his successor shall have been chosen and shall have qualified or until his death or the effective date of his resignation or removal, or until he shall cease to be a director in the case of the Chairman and Vice Chairman.

     SECTION 6.3. Removal and Resignation. Any officer or agent elected or appointed by the Board of Directors may be removed, with or without cause, by the affirmative vote of a majority of the Board of Directors whenever, in its judgment, the best interests of the Corporation shall be served thereby, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights. Any officer may resign at any time by giving written notice to the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

     SECTION 6.4. Vacancies. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

     SECTION 6.5. Salaries. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors or pursuant to its direction; no officer shall be prevented from receiving such salary by reason of his also being a director.

     SECTION 6.6. Chairman of the Board. The Chairman of the Board (if such office is created by the Board) shall have all powers and shall perform all duties incident to the office of Chairman of the Board. The Chairman shall preside at all meetings of the Board of Directors or of the stockholders of the Corporation. In the Chairman's absence, such duties shall be attended to by the Vice Chairman of the Board (if any, but if there is more than one, the Vice Chairman who is senior in terms of time as such) or (if there is no Vice Chairman) by the President. The Chairman shall formulate and submit to the Board of Directors or the Executive Committee (if any) matters of general policy of the Corporation and shall have such other powers and perform such other duties as usually appertain to the office or as may be prescribed by the Board of Directors or the executive committee. The Chairman of the Board may hold such other offices as the Board of Directors may determine.

     SECTION 6.7. Vice Chairmen of the Board. In the absence of the Chairman of the Board, or in the event of his inability or refusal to act, the Vice Chairman (if any, but if there is more than one, the Vice Chairman who is senior in terms of time as such) shall perform the duties and exercise the powers of the Chairman of the Board, and when acting shall have all the powers of and be subject to all the restriction upon the Chairman of the Board. In the absence of the Chairman of the Board, such Vice Chairman shall preside at all meetings of the Board of Directors or of the stockholders of the Corporation. In the Chairman's and Vice Chairmen's absence, such duties shall be attended to by the President. The Vice Chairmen shall perform such other duties, and shall have such other powers, as from time to time may be assigned to them by the Board of Directors or the Executive Committee (if any).

     SECTION 6.8 Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general manage, supervise, and control the properties, business, and affairs of the Corporation with all such powers as may be reasonably incident to such responsibilities. Unless the Board of Directors otherwise determines, the Chief Executive Officer shall have the authority to agree upon and execute all leases, contracts, evidences of indebtedness, and other obligations in the name of the Corporation. In the absence of the Chairman of the Board, the Chief Executive Officer shall preside at all meetings of the Stockholders and (should he be a director) of the Board of Directors. He may also preside at any such meeting attended by the Chairman of the Board if he is so designated by the Chairman. He shall have the power to appoint and remove subordinate officers, agents, and employees, except those elected or appointed by the Board of Directors. The Chief Executive Officer shall keep the Board of Directors and the Executive Committee fully informed and shall consult them concerning the business of the Corporation. He shall perform all other duties normally incident to the office of Chief Executive Officer and such other duties, and shall have such other powers, as may be prescribed by the stockholders, the Board of Directors or the Executive Committee (if any) from time to time.

     SECTION 6.9 President. The President shall be the chief operating officer of the Corporation and, subject to the control of the Chief Executive Officer and the Board of Directors, shall in general manage, supervise and control the properties, business and day-to-day affairs of the Corporation with all such powers as may be reasonably incident to such responsibilities. In the absence of the Chief Executive Officer, or in the event of his inability or refusal to act, the President shall perform the duties and exercise the powers of the Chief Executive Officer. In the absence of the Chairman of the Board and the Chief Executive Officer, the President shall preside at all meetings of the Stockholders and (should he be a director) of the Board of Directors. He may also preside at any such meeting attended by the Chairman of the Board if he is so designated by the Chairman. He shall have the power to appoint and remove subordinate officers, agents and employees, except those elected or appointed by the Board of Directors. Unless the Board of Directors otherwise determines, the President shall have the authority to agree upon and execute all leases, contracts, evidences of indebtedness, and other obligations in the name of the Corporation. The President shall keep the Board of Directors, the Executive Committee, and the Chief Executive Officer fully informed and shall consult them concerning the business of the Corporation. He shall vote, or give a proxy to any other officer of the Corporation to vote all shares of stock of any other corporation standing in the name of the Corporation and shall exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation; provided that the Board of Directors may from time to time, by resolution, confer like powers upon any other person or persons. In general the President shall have all powers and shall perform all other duties normally incident to the office of President and such other duties, and shall have such other powers, as may be prescribed by these by-laws, the Board of Directors, or the Executive Committee (if any) from time to time. In the discretion of the Board of Directors, the President may also serve as chief executive officer of the Corporation.

     SECTION 6.10. Vice Presidents. The Board of Directors may appoint such Vice Presidents, including, Executive or Senior Vice Presidents, as it may determine to be in the best interests of the Corporation. In the absence of the President, or in the event of his inability or refusal to act, the Executive Vice President (or in the event there shall be no Vice President designated Executive Vice President, any Vice President designated by the Board) shall perform the duties and exercise the powers of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. In the absence of a designation by the Board of Directors of a Vice President to perform the duties of the President, or in the event of his absence or inability or refusal to act, the Vice President who is present and who is senior in terms of time as a Vice President of the Corporation shall so act. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the Corporation. Each Vice President shall perform all duties incident to the office of Vice President and shall have such powers and perform such other duties, as from time to time may be assigned to him by these by-laws or by the Chief Executive Officer, the President, the Board of Directors, or the Executive Committee (if any).

     SECTION 6.11. Secretary. The Secretary shall (a) keep the minutes of the meetings of the stockholders, the Board of Directors, and committees of directors; (b) see that all notices are duly given in accordance with the provisions of these by-laws and as required by law; (c) be custodian of the corporate records and of the seal of the Corporation, and see that the seal of the Corporation or a facsimile thereof is affixed to all certificates for shares prior to the issue thereof and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these by-laws and attest the affixation of the seal of the Corporation thereto; (d) keep or cause to be kept a register of the post office address of each stockholder which shall be furnished by such stockholder; (e) sign with the President, or an Executive Vice President or Vice President, certificates for shares of the Corporation, the issue of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general, shall have such other powers and shall perform all duties normally incident to the office of Secretary and such other duties, and shall have such other powers, as from time to time may be assigned to him by these by-laws, the Chief Executive Officer, the President, the Board of Directors, or the Executive Committee (if any).

     SECTION 6.12. Controller. The Controller shall (a) have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for moneys due and payable to the

Corporation from any source whatsoever and deposit all such moneys in the name of the Corporation in such banks, trust companies, or other depositories as shall be selected in accordance with the provisions of Section 7.3 of these by-laws; (b) prepare, or cause to be prepared, for submission at each regular meeting of the Board of Directors, at each annual meeting of the stockholders, and at such other times as may be required by the Board of Directors, the President or the executive committee (if any), a statement of financial condition of the Corporation in such detail as may be required; and (c) in general, shall have all powers and shall perform all the duties incident to the office of Controller and such other duties, and shall have such other powers, as from time to time may be assigned to him by these by-laws, the Chief Executive Officer, the President, the Board of Directors, or the Executive Committee (if any). If required by the Board of Directors, the Controller shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

     SECTION 6.13. Assistant Secretary or Controller. The Assistant Secretaries and Assistant Controllers shall, in general, perform such duties and have such powers as shall be assigned to them by the Secretary or the Controller, respectively, or by the Chief Executive Officer, the President, the Board of Directors or the Executive Committee. The Assistant Secretaries and Assistant Controller shall, in the absence or inability or refusal to act of the Secretary or Controller, respectively, perform all functions and duties which such absent officers may delegate, but such delegation shall not relieve the absent officer from the responsibilities and liabilities of his office. The Assistant Secretaries may sign, with the President or a Vice President, certificates for shares of the Corporation, the issue of which shall have been authorized by a resolution of the Board of Directors. The Assistant Controllers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine.

                                  ARTICLE VII

                         CONTRACTS, CHECKS AND DEPOSITS

     SECTION 7.1. Contracts. Except as otherwise provided in these by-laws or by law or as otherwise directed by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President, and Vice President, or the Secretary shall be authorized to execute and deliver, in the and on behalf of the Corporation, all agreements, bonds, contracts, deeds, mortgages, and other instruments, either for the Corporation's own account or in a fiduciary or other capacity, and the seal of the Corporation, if appropriate shall be affixed thereto by any such officer or the Secretary or an Assistant Secretary. The Board of Directors, the Chairman of the Board, the Chief Executive Officer, or the President or, if designated by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, or the President, any Vice President or the Secretary, may authorize any other officer, employee, or agent to execute and deliver, in the name and on behalf of the Corporation, agreements, bonds, contracts, deeds, mortgages, and other instruments, either for the Corporation's own account or in a fiduciary or other capacity, and, if appropriate, to affix the seal of the Corporation thereto. The grant of such authority by the Board of Directors or any such officer may be general or confined to specific conditions. Subject to the foregoing provisions, the Board of Directors may authorize any officer, officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

     SECTION 7.2. Checks, Etc. All checks, demands, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed and, if so required by the Board of Directors, shall be countersigned by such officer or officers or such agent or agents of the Corporation, and in such manner, as shall be determined by the Board of Directors.

     SECTION 7.3. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select. Checks, drafts, bills of exchange, acceptances, notes, obligations, and orders for payment of money made payable to the Corporation may be endorsed for deposit to the credit of the Corporation with a duly authorized depositary by the Controller and/or such other officers or persons as the Board of Directors from time to time may designate.

     SECTION 7.4. Loans. No loans and no renewals of any loans shall be contracted on behalf of the Corporation except as authorized by the Board of Directors. When authorized so to do, any officer or agent of the Corporation may effect loans and advances for the Corporation from any bank, trust company, or other institution or from any individual, corporation, or firm, and for such loans and advances may make, execute, and deliver promissory notes, bonds, or other evidences of indebtedness of the Corporation. When authorized to do so, any officer or agent of the Corporation may pledge, hypothecate, or transfer as security for the payment of any and all loans, advances, indebtedness, and liabilities of the Corporation, any and all stocks, securities, and other real or personal property at any time held by the Corporation and to that end may endorse, assign, and deliver same. Such authority may be general or confined to specific instances.

                                  ARTICLE VIII

                             CERTIFICATES OF STOCK

     SECTION 8.1. Issuance. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution that some or all classes or series of the Corporation's stock may be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to a certificate or certificates showing the number of shares of stock registered in his name on the books of the Corporation. The certificates shall be in such form as may be determined by the Board of Directors, shall be issued in numerical order and shall be entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and number of shares (and if the stock of the Corporation shall be divided into classes or series, the class or series of such shares) and shall be signed by the Chairman of the Board, the Chief Executive Officer, the President or a Vice President and by the Secretary or an Assistant Secretary or the Controller or Assistant Controller. Any of or all of the signatures on the certificate may be facsimiles. The stock record books and the blank stock certificate books shall be kept by the Secretary, or at the office of such transfer agent or transfer agents as the Board of Directors may from time to time by resolution determine. In case any officer, transfer agent or registrar who shall have signed or whose facsimile signature or signatures shall have been placed upon any such certificate or certificates shall have ceased to be such officer, transfer agent or registrar before such certificate is issued by the Corporation, such certificate may nevertheless be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

     If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class of stock; provided that, except as otherwise provided by statute, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance of transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this Section 8.1 or otherwise required by statute or with respect to this Section 8.1 a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

     All certificates surrendered to the corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in the case of a lost, stolen, destroyed or mutilated certificate a new one may be issued therefor upon such terms and with such indemnity, if any, to the Corporation as the Board of Directors may prescribe. Certificates shall not be issued representing fractional shares of stock.

     SECTION 8.2. Lost Certificates. The Board of Directors may direct a new certificate of stock or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall require or to give the Corporation a bond in such sum as it may deem sufficient to indemnify it against any claim that may be made against the Corporation on account of the alleged loss, theft or destructions of any such certificate or the issuance of such new certificate or uncertificated shares, or both.

     SECTION 8.3. Transfers. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and register the transaction upon its books. Upon presentation to the Corporation or the transfer agent of the Corporation of an instruction with a request to transfer, pledge or release an uncertificated share or shares, it shall be the duty of the Corporation to register the transfer, pledge or release upon its books, and shall provide the registered owner with such notices as may be required by law. Transfers of shares shall be made only on the books of the Corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney and filed with the Secretary of the Corporation or the transfer agent.

     SECTION 8.4. Registered Stockholders. The Corporation shall be entitled to treat the registered owner of any share or shares of stock whether certificated or uncertificated as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

     SECTION 8.5. Regulations Regarding Certificates. The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration or the replacement of certificates for shares of capital stock of the Corporation.

                                   ARTICLE IX

                                   DIVIDENDS

     SECTION 9.1. Declaration. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation.

     SECTION 9.2. Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, shall think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

                                   ARTICLE X

                                INDEMNIFICATION

     SECTION 10.1. Third Party Actions. This Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative (other than an action by or in the name of the Corporation) by reason of the fact that such person is or was or has agreed to be a director, officer, employee, or agent of this Corporation or any of its direct or indirect subsidiaries or while such person is or was serving at the request of this Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful; provided, however, that the foregoing shall not require this Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-laws, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Section 10.1 shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established.

     SECTION 10.2. Actions By or in the Right of the Corporation. This Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim by or on the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was or has agreed to be a director, officer, employee, or agent of this Corporation or any of its direct or indirect subsidiaries or while such person is or was serving at the request of this Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Corporation, and except that no indemnification shall be made with respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Such indemnification shall not be exclusive of other indemnification rights arising under any by-laws, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Section 10.2 shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established.

     SECTION 10.3. Successful Defense. To the extent that a director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections
10.1 or 10.2 or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonable incurred by him in connection therewith.

     SECTION 10.4. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the

Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article X of the by-laws.

     SECTION 10.5. Definitions. For purposes of this Article X, reference to the "Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence has continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article X with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

     For purposes of this Article X, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article X.

     SECTION 10.6. Survival; Preservation of Other Rights. The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each director, officer, employee, and agent who serves in any such capacity at any time while these provisions as well as relevant provisions of the Delaware General Corporation Law are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit, or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a contract right may not be modified retroactively without the consent of such director, officer, employee, or agent.

     The indemnification provided by this Article X shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

                                   ARTICLE XI

                                 MISCELLANEOUS

     SECTION 11.1. Seal. The Board of Directors may provide a suitable seal, containing the name of the corporation, and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

     SECTION 11.2. Books. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors.

     SECTION 11.3. Fiscal Year. The fiscal year of the Corporation shall be such as established from time to time by the Board of Directors.

     SECTION 11.4. Resignations. Any director, member of a committee, or officer may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

     SECTION 11.5. Facsimile Signatures. In addition to the provisions for the use of facsimile signatures elsewhere specifically authorized in these by-laws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors.

     SECTION 11.6. Reliance upon Books, Reports and Records. Each director and each member of any committee designated by the Board of Directors shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or reports made to the Corporation by any of its officers, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board of Directors or by any such committee, or in relying in good faith upon other records of the Corporation.

                                  ARTICLE XII

                                   AMENDMENT

     If provided in the Certificate of Incorporation of the Corporation, the Board of Directors shall have the power to adopt, amend and repeal from time to time by-laws of the Corporation, subject to the right of the stockholders entitled to vote with respect thereto to amend or repeal such by-laws as adopted or amended by the Board of Directors.

                                                                      APPENDIX G

           PROPOSED AMENDMENTS TO THE CERTIFICATE OF INCORPORATION OF

                            USA WASTE SERVICES, INC.

     Twelfth: (A) Except as otherwise provided in this Certificate of Incorporation or the Bylaws of the Corporation relating to the rights of the holders of any class or series of Preferred Stock, voting separately by class or series, to elect additional directors under specified circumstances, the number of directors of the Corporation shall be as fixed from time to time by, or in the manner provided in, the bylaws of the Corporation. Unless approved by at least two-thirds of the incumbent directors, the number of directors which shall constitute the whole Board of Directors shall be no fewer than three and no more than nine.

     (B) Commencing with the election of directors at the 1995 Annual Meeting of Stockholders, the directors, other than those who may be elected by the holders of any class or series of Preferred Stock voting separately by class or series, shall be classified, with respect to the time for which they severally hold office, into three classes, Class I, Class II and Class III, which shall be as nearly equal in number as possible, as shall be provided in the manner specified in the bylaws of the Corporation. Each initial director in Class I shall hold office for a term expiring at the 1996 annual meeting of stockholders; each initial director of Class II shall hold office initially for a term expiring at the 1997 annual meeting of stockholders; and each initial director of Class III shall hold office for a term expiring at the 1998 annual meeting of stockholders. Notwithstanding the foregoing provision of this Article, each director shall serve until his successor is duly elected and qualified or until his earlier death, resignation or removal. At each annual meeting of stockholders following the 1995 annual meeting, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors have been duly elected and qualified or until their earlier death, resignation or removal.

     (C) Except as otherwise provided pursuant to the provisions of this Certificate of Incorporation or the bylaws of the Corporation relating to the rights of the holders of any class or series of Preferred Stock, voting separately by class or series, to elect directors under specified circumstances, any director or directors may be removed from office at any time, with or without cause but only by the affirmative vote, at any regular meeting or special meeting (as the case may be) of the Board of Directors or of the stockholders, of not less than two-thirds of the incumbent members of the Board of Directors (not taking into account the directors being removed) or two-thirds of the total number of votes of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, but only if notice of such proposal was contained in the notice of such meeting.

     (D) In the event of any increase or decrease in the authorized number of directors, the newly created or eliminated directorships resulting from such increase or decrease shall be appointed or determined by the Board of Directors among the three classes of directors so as to maintain such classes as nearly equal as possible. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

     (E) Vacancies in the Board of Directors, however caused, and newly-created directorships shall be filled solely by a majority vote of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director has been chosen expires and when the director's successor is elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

     (F) Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filing of vacancies, and other features of such directorships shall be governed by the terms of this Certificate of Incorporation applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article Twelfth unless expressly provided by such terms.

     (G) Notwithstanding any other provision of this Certificate of Incorporation or the bylaws of the Corporation (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the bylaws of the Corporation), the affirmative vote, at any regular meeting or special meeting of the stockholders, of not less than two-thirds of the total number of votes of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with the purpose or intent of, this Article Twelfth, but only if notice of the proposed alteration or amendment was contained in the notice of such meeting.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 1031 of the Oklahoma General Corporation act (the "OGCA") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. With respect to actions by or in the right of the corporation, a person may not be indemnified if he has been adjudged to be liable to the corporation, except where, besides meeting the requirements described in the preceding sentence, the court in which such action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith. A corporation shall have the power to purchase insurance on behalf of the persons referred to above against any liability asserted against them and incurred by them in such capacities referred to whether or not the corporation would have the power to indemnify them against such liability.

     Section 1006 of the OGCA provides that the certificate of incorporation of a corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) dividend payment or stock purchase or redemption under Section 1053 of the OGCA, (iv) any transaction from which the director derived an improper personal benefit, or (v) any act or omission occurring prior to the date when such provision becomes effective.

     The Registrant's Certificate of Incorporation provides that (i) the Registrant shall indemnify, and advance litigation expenses to, its officers, directors, employees and agents to the fullest extent permitted by the OGCA and all other laws of the State of Oklahoma, (ii) to the fullest extent that the OGCA, as it existed on November 1, 1987, permits the limitation or elimination of the liability of directors, no director of the Registrant shall be liable to the Registrant or its shareholders for monetary damages for breach of fiduciary duty as a director, (iii) no amendment to or repeal of the provision of the Certificate of Incorporation described in clause (ii) shall apply to or have any effect on the liability or alleged liability of any director of the Registrant for or with respect to any acts or omission of such director occurring prior to the time of such amendment or repeal and (iv) any amendment to the OGCA which further limits or eliminates the liability of directors shall be fully applicable to the Registrant's directors, but any such amendment which expands such liability shall be applicable only to future acts or omissions by the Registrant's directors.

     USA Waste may enter into indemnification agreements with its directors.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following is a complete list of Exhibits filed as part of this Registration Statement:

      EXHIBIT
- --------------------
        *2.1         -- Amended and Restated Agreement and Plan of Merger dated as of
                        November 28, 1994, among USA Waste Services, Inc. ("USA Waste"),
                        Chambers Acquisition Corporation, a wholly owned subsidiary of USA
                        Waste, and Chambers Development Company, Inc. ("Chambers") [included as Appendix A to the Joint Proxy Statement/Prospectus herein].
         3.1         -- Certificate of Incorporation, as amended [incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form
                        S-18, File No. 33-20237-FW].
         3.2         -- Bylaws, as amended [incorporated by reference to Exhibit 3.2 of the
                        Registrant's Registration Statement on Form S-18, File No.
                        33-20237-FW].
         4.1         -- Specimen Stock Certificate [incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form 8-A, File No.
                        0-17034, Reference No. 8-15-2847].
         4.2         -- Indenture dated September 25, 1992, between USA Waste and The First
                        National Bank of Boston, as trustee, with respect to USA Waste's
                        8 1/2% Convertible Subordinated Debentures Due 2002 [incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement
                        on Form S-1, file No. 33-50918.]
        *5.1         -- Opinion of Snell & Smith, P.C. as to the legality of the securities being registered.
        *8.1         -- Opinion of Thorp, Reed & Armstrong as to certain federal income tax matters.
        10.1         -- 1990 Stock Option Plan [incorporated by reference to Exhibit 10.1 of the Registrant's Annual Report on Form 10-K for the year ended
                        December 31, 1990].
        10.2         -- 1993 Stock Incentive Plan [incorporated by reference to Exhibit 10.1 of the Registrant's Annual Report on Form 10-K for the year ended
                        December 31, 1993].
        10.3         -- Envirofil, Inc. ("Envirofil") 1993 Stock Incentive Plan [incorporated by reference to Exhibit 10.3 of the Registrant's Annual Report on
                        Form 10-K for the year ended December 31, 1994].
        10.4         -- Asset Purchase Agreement dated August 12, 1993, between Chambers of
                        Indiana, Inc. and USA Waste of Indiana, Inc. [incorporated by reference to Exhibit 2.2 of the Registrant's Current Report on Form
                        8-K dated September 30, 1993].
        10.5         -- Stock Purchase Agreement dated August 12, 1993, between Chambers and
                        USA Waste of Indiana, Inc. [incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K dated September 30,
                        1993].
        10.6         -- Agreement of Merger dated as of September 29, 1993, among USA Waste,
                        USA Acquisition Co., Soil Remediation of Philadelphia, Inc., and
                        Louis D. Paolino, Jr. [incorporated by reference to Exhibit 2.3 of the Registrant's Current Report on Form 8-K dated September 30,
                        1993].
        10.7         -- Agreement and Plan of Reorganization dated as of March 17, 1993, as amended on March 25, 1993, March 31, 1993 and August 20, 1993,
                        between Envirofil and Environmental Waste of America, Inc.
                        [incorporated by reference to Exhibit (c)(i) of Envirofil's Current
                        Report on Form 8-K filed on November 16, 1993, as amended by Current
                        Report on Form 8-K/A filed on January 18, 1994].
        10.8         -- Stock Purchase Agreement dated March 15, 1993, between Environmental
                        Waste of America, Inc. and Donald G. Lindgren, as amended and assigned to Envirofil as of November 5, 1993 [incorporated by reference to Exhibit (c)(i) to Envirofil's Current Report on Form 8-K
                        filed on November 16, 1993, as amended by Current Report on Form
                        8-K/A filed on January 18, 1994].

      EXHIBIT
- --------------------
        10.9         -- Stock Purchase Agreement dated March 19, 1993, among Envirofil,
                        Meadowbrook Carting Co., Inc., and certain shareholders of
                        Meadowbrook Carting Co., Inc. [incorporated by reference to Exhibit
                        (c)(ii) of Envirofil's Current Report on Form 8-K filed February 28,
                        1994, as amended by Current Report on Form 8-K/A filed on May 11,
                        1994].
        10.10        -- Stock Purchase Agreement dated March 19, 1993, among Envirofil,
                        Mid-Jersey Disposal, Co., Inc., and certain shareholders of
                        Mid-Jersey Disposal Co., Inc. [incorporated by reference to Exhibit
                        (c)(ii) of Envirofil's Current Report on Form 8-K filed February 28,
                        1994, as amended by Current Report on Form 8-K/A filed on May 11,
                        1994].
        10.11        -- Stock Purchase Agreement dated March 19, 1993, among Envirofil,
                        Quality Recycling Co., Inc., and certain shareholders of Quality
                        Recycling Co., Inc. [incorporated by reference to Exhibit (c)(iii) of
                        Envirofil's Current Report on Form 8-K filed February 28, 1994, as amended by Current Report on Form 8-K/A filed on May 11, 1994].
        10.12        -- Stock Purchase Agreement dated March 19, 1993, among Envirofil,
                        Forcees, Inc., and certain shareholders of Forcees, Inc.
                        [incorporated by reference to Exhibit (c)(iv) of Envirofil's Current
                        Report on Form 8-K filed February 28, 1994, as amended by Current
                        Report on Form 8-K/A filed on May 11, 1994].
        10.13        -- Amended and Restated Plan and Agreement of Reorganization dated March
                        29, 1994, among USA Waste, Envirofil Acquisition Corporation, a wholly owned subsidiary of the Registrant, and Envirofil
                        [incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-4 (File No. 33-77110)].
        10.14        -- Amended and Restated Revolving Credit Agreement dated as of November
                        28, 1994, among USA Waste, its subsidiaries, The First National Bank of Boston, Bank of America Illinois, Bank One Texas, National
                        Association, The Bank of Nova Scotia, National Westminster Bank USA,
                        and Banque Paribas [incorporated by reference to Exhibit 10.17 of the
                        Registrant's Annual Report on Form 10-K for the year ended December
                        31, 1994].
        10.15        -- Form of Employment Agreement between USA Waste and each of John E.
                        Drury, Donald F. Moorehead, Jr., David Sutherland-Yoest and Charles
                        A. Wilcox [incorporated by reference to Exhibit 10.18 of the
                        Registrant's Annual Report on Form 10-K for the year ended December
                        31, 1994].
        10.16        -- Employment Agreement between USA Waste and Earl E. DeFrates
                        [incorporated by reference to Exhibit 10.19 of the Registrant's
                        Annual Report on Form 10-K for the year ended December 31, 1994].
       *10.17        -- Employment Agreement between USA Waste and Gregory T. Sangalis.
        11.1         -- USA Waste statement regarding computation of earnings per share
                        [incorporated by reference to Exhibit 11 of the Registrant's Annual
                        Report on Form 10-K for the year ended December 31, 1994].
        21           -- Subsidiaries of the Registrant [incorporated by reference to Exhibit
                        21 of the Registrant's Annual Report on Form 10-K for the year ended
                        December 31, 1994].
       *23.1         -- Consent of Coopers & Lybrand L.L.P.
       *23.2         -- Consent of Deloitte & Touche LLP.
       *23.3         -- Consent of Arthur Andersen LLP.
       *23.4         -- Consent of Snell & Smith, P.C. [included in Exhibit 5.1].
       *23.5         -- Consent of Thorp, Reed & Armstrong [included in Exhibit 8.1].

      EXHIBIT
- --------------------
       *23.6         -- Consent of Donaldson, Lufkin & Jenrette Securities Corporation
                        [included in Exhibit 99.1].
       *23.7         -- Consent of J.P. Morgan Securities Inc. [included in Exhibit 99.2].
       *24.1         -- Powers of Attorney [included on the signature pages in Part II of this Registration Statement].
       *99.1         -- Opinion of Donaldson, Lufkin & Jenrette Securities Corporation
                        [included as Appendix B to the Joint Proxy Statement/Prospectus
                        herein].
       *99.2         -- Opinion of J.P. Morgan Securities Inc. [included as Appendix C to the
                        Joint Proxy Statement/Prospectus herein].

- ---------------

*Filed herewith.

ITEM 22. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (1) The undersigned Registrant hereby undertakes as follows: that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) The Registrant hereby undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 11th day of May, 1995.

                                            USA WASTE SERVICES, INC.

                                            By:   /s/  JOHN E. DRURY
                                                       John E. Drury
                                                 Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below appoints John E. Drury, Donald F. Moorehead, Jr. and David Sutherland-Yoest, and each of them acting alone, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED BELOW ON MAY 11, 1995.

                  SIGNATURE                                          TITLE
- ---------------------------------------------    ---------------------------------------------
           /s/  JOHN E. DRURY                    Chief Executive Officer; Director
                John E. Drury

      /s/  DONALD F. MOOREHEAD. JR.              Chairman of the Board; Chief Development
           Donald F. Moorehead, Jr.                Officer; Director

      /s/  DAVID SUTHERLAND-YOEST                President; Chief Operating Officer; Director
           David Sutherland-Yoest

         /s/  EARL E. DEFRATES                   Executive Vice President; Chief Financial
              Earl E. DeFrates                     Officer; Secretary; Treasurer; Director

          /s/  BRUCE E. SNYDER                   Vice President; Corporate Controller; Chief
               Bruce E. Snyder                     Accounting Officer

          /s/  GEORGE L. BALL                    Director
               George L. Ball

         /s/  ROBERT A. MOSLEY                   Director
              Robert A. Mosley

         /s/  JOHN D. SPELLMAN                   Director
              John D. Spellman

         /s/  GENE A. MEREDITH                   Director
              Gene A. Meredith

        /s/  RICHARD J. HECKMANN                 Director
             Richard J. Heckmann

                            USA WASTE SERVICES, INC.

    THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF USA WASTE
                                 SERVICES, INC.

   The undersigned, having received the Notice of Annual Meeting of Shareholders and Joint Proxy Statement and Prospectus, hereby appoints Donald F. Moorehead, Jr., John E. Drury, and David Sutherland-Yoest, and each or any of them as proxies, with full power of substitution and revocation to each, for and in the name and on behalf of the undersigned, to vote all shares of Common Stock, $.01 par value, of USA Waste Services, Inc. owned of record by the undersigned, which the undersigned is entitled to vote at the 1995 Annual Meeting of Shareholders
of USA Waste Services, Inc. to be held on June 22, 1995, at    :    p.m.,
Dallas, Texas time, at the Grand Kempinski -- Dallas Hotel, 15201 Dallas Parkway, Dallas, Texas 75248, and any adjournments thereof, upon the matters listed below and, in their discretion, upon such other matters as may properly come before the meeting.

     George L. Ball, Earl E. DeFrates, John E. Drury, Richard D. Heckmann,
                  Gene A. Meredith, Donald P. Moorehead, Jr.,
           Robert A. Mosley, John D. Spellman, David Sutherland-Yoest

   You are encouraged to specify your choices by marking the appropriate boxes (SEE BELOW), but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The proxies cannot vote your shares unless you sign and return this card.

/X/ Please mark your votes as in this example.

   The Board of Directors recommends a vote FOR Proposals 1, 2, 3, 4, 5, 6 and 7. This proxy when properly executed will be voted in the manner directed herein. If no direction is made, this proxy will be voted FOR all of the Board of Directors' nominees and FOR Proposals 1, 3, 4, 5, 6 and 7.

1. Proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of November 28, 1994, among USA Waste Services, Inc. (the "Company"), Chambers Acquisition Corporation, and Chambers Development Company, Inc.

    / /  For                 / /  Against                 / /  Abstain

2. Election of Directors     / /  For                     / /  Withheld

For, except vote withheld from the following nominee(s):                  .

                        (Continued on Reverse Side)

3. Proposal to change the domicile of the Company from Oklahoma to Delaware.

    / /  For                 / /  Against                 / /  Abstain

4. Proposal to amend the Certificate of Incorporation of the Company to provide for classification of the Board of Directors into three classes and certain related matters.

    / /  For                 / /  Against                 / /  Abstain

5. Proposal to amend the Certificate of Incorporation of the Company to increase the authorized shares of Common Stock, par value $.01 per share, from 50,000,000 to 150,000,000.

    / /  For                 / /  Against                 / /  Abstain

6. Proposal to amend the 1993 Stock Incentive Plan of the Company to increase the aggregate number of shares of the Company's Common Stock that may be issued under such Plan from 1,000,000 to 4,000,000.

    / /  For                 / /  Against                 / /  Abstain

                                             The undersigned hereby revokes
                                             all proxies heretofore given
                                             by the undersigned to vote at
                                             said meeting or any
                                             adjournment thereof.

                                             Please sign your name exactly
                                             as it appears hereon. Joint
                                             owners must each sign. When
                                             signing as attorney, executor,
                                             administrator, trustee, or
                                             guardian, please give your
                                             full title as such.

                                             -------------------------------

                                             -------------------------------

                                                SIGNATURE(S)        Date

                       CHAMBERS DEVELOPMENT COMPANY, INC.

    THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CHAMBERS
                           DEVELOPMENT COMPANY, INC.

     The undersigned, having received the Notice of Special Meeting of Stockholders and Joint Proxy Statement and Prospectus, hereby appoints John G. Rangos, Sr, John G. Rangos, Jr. and Alexander W. Rangos, and each or any of them as proxies, with full power of substitution and revocation to each, for and in the name and on behalf of the undersigned, to vote all shares of Common Stock, $.50 par value, of Chambers Development Company, Inc. owned of record by the undersigned, which the undersigned is entitled to vote at the Special Meeting of Stockholders of Chambers Development Company, Inc. to be held on June 22, 1995, at 10:00 a.m., Dallas, Texas time, at The Grand Kempinski-Dallas Hotel, 15201 Dallas Parkway, Dallas, Texas 75248, and any adjournments thereof, upon the matter listed on the reverse side hereof.

     You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE), but you need not mark any box if you wish to vote in accordance with the Board of Directors' recommendation. The proxies cannot vote your shares unless you sign and return this card.

     The Board of Directors recommends a vote FOR the Proposal. This proxy when properly executed will be voted in the manner directed herein. If no direction is made, this proxy will be voted FOR the Proposal.

                                See Reverse Side

/ X /     PLEASE
        MARK YOUR
        VOTE AS IN
           THIS
         EXAMPLE

     Proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of November 28, 1994, among USA Waste Services, Inc., Chambers Acquisition Corporation and Chambers Development Company, Inc.

             / / For            / / Against            / / Abstain

                                             The undersigned hereby revokes all
                                             proxies heretofore given by the
                                             undersigned to vote at said meeting
                                             or any adjournments thereof.

                                             Please sign your name exactly as it
                                             appears hereon. Joint owners must
                                             each sign. When signing as
                                             attorney, executor, administrator,
                                             trustee, or guardian, please give
                                             your full title as such.

                                             -----------------------------------

                                             -----------------------------------
                                                 SIGNATURE(S)           Date

                       CHAMBERS DEVELOPMENT COMPANY, INC.

    THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CHAMBERS
                           DEVELOPMENT COMPANY, INC.

     The undersigned, having received the Notice of Special Meeting of Stockholders and Joint Proxy Statement and Prospectus, hereby appoints John G. Rangos, Sr, John G. Rangos, Jr. and Alexander W. Rangos, and each or any of them as proxies, with full power of substitution and revocation to each, for and in the name and on behalf of the undersigned, to vote all shares of Class A Common Stock, $.50 par value, of Chambers Development Company, Inc. owned of record by the undersigned, which the undersigned is entitled to vote at the Special Meeting of Stockholders of Chambers Development Company, Inc. to be held on June 22, 1995, at 10:00 a.m., Dallas, Texas time, at The Grand Kempinski-Dallas Hotel, 15201 Dallas Parkway, Dallas, Texas 75248, and any adjournments thereof, upon the matter listed on the reverse side hereof.

     You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE), but you need not mark any box if you wish to vote in accordance with the Board of Directors' recommendation. The proxies cannot vote your shares unless you sign and return this card.

     The Board of Directors recommends a vote FOR the Proposal. This proxy when properly executed will be voted in the manner directed herein. If no direction is made, this proxy will be voted FOR the Proposal.

                                See Reverse Side

/ X /     PLEASE
        MARK YOUR
        VOTE AS IN
           THIS
         EXAMPLE


     Proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of November 28, 1994, among USA Waste Services, Inc., Chambers Acquisition Corporation and Chambers Development Company, Inc.

             / / For            / / Against            / / Abstain

                                             The undersigned hereby revokes all
                                             proxies heretofore given by the
                                             undersigned to vote at said meeting
                                             or any adjournments thereof.

                                             Please sign your name exactly as it
                                             appears hereon. Joint owners must
                                             each sign. When signing as
                                             attorney, executor, administrator,
                                             trustee, or guardian, please give
                                             your full title as such.

                                             -----------------------------------

                                             -----------------------------------
                                                 SIGNATURE(S)           Date

                                 EXHIBIT INDEX

 EXHIBIT                                                                            SEQUENTIAL
   NO.                                    DESCRIPTION                               PAGE NUMBER
- ---------- ------------------------------------------------------------------------------------
   *2.1    -- Amended and Restated Agreement and Plan of Merger dated as of November
              28, 1994, among USA Waste Services, Inc. ("USA Waste"), Chambers
              Acquisition Corporation, a wholly owned subsidiary of USA Waste, and
              Chambers Development Company, Inc. ("Chambers") [included as Appendix
              A to the Joint Proxy Statement/Prospectus herein].
    3.1    -- Certificate of Incorporation, as amended [incorporated by reference to
              Exhibit 3.1 to the Registrant's Registration Statement on Form S-18,
              File No. 33-20237-FW].
    3.2    -- Bylaws, as amended [incorporated by reference to Exhibit 3.2 of the
              Registrant's Registration Statement on Form S-18, File No.
              33-20237-FW].
    4.1    -- Specimen Stock Certificate [incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form 8-A, File No.
              0-17034, Reference No. 8-15-2847].
    4.2    -- Indenture dated September 25, 1992, between USA Waste and The First
              National Bank of Boston, as trustee, with respect to USA Waste's
              8 1/2% Convertible Subordinated Debentures Due 2002 [incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on
              Form S-1, file No. 33-50918.]
   *5.1    -- Opinion of Snell & Smith, P.C. as to the legality of the securities being registered.
   *8.1    -- Opinion of Thorp, Reed & Armstrong as to certain federal income tax matters.
   10.1    -- 1990 Stock Option Plan [incorporated by reference to Exhibit 10.1 of the Registrant's Annual Report on Form 10-K for the year ended
              December 31, 1990].
   10.2    -- 1993 Stock Incentive Plan [incorporated by reference to Exhibit 10.1 of the Registrant's Annual Report on Form 10-K for the year ended
              December 31, 1993].
   10.3    -- Envirofil, Inc. ("Envirofil") 1993 Stock Incentive Plan [incorporated by reference to Exhibit 10.3 of the Registrant's Annual Report on Form
              10-K for the year ended December 31, 1994].
   10.4    -- Asset Purchase Agreement dated August 12, 1993, between Chambers of
              Indiana, Inc. and USA Waste of Indiana, Inc. [incorporated by reference to Exhibit 2.2 of the Registrant's Current Report on Form
              8-K dated September 30, 1993].
   10.5    -- Stock Purchase Agreement dated August 12, 1993, between Chambers and
              USA Waste of Indiana, Inc. [incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K dated September 30,
              1993].
   10.6    -- Agreement of Merger dated as of September 29, 1993, among USA Waste,
              USA Acquisition Co., Soil Remediation of Philadelphia, Inc., and Louis
              D. Paolino, Jr. [incorporated by reference to Exhibit 2.3 of the
              Registrant's Current Report on Form 8-K dated September 30, 1993].
   10.7    -- Agreement and Plan of Reorganization dated as of March 17, 1993, as amended on March 25, 1993, March 31, 1993 and August 20, 1993, between
              Envirofil and Environmental Waste of America, Inc. [incorporated by reference to Exhibit (c)(i) of Envirofil's Current Report on Form 8-K
              filed on November 16, 1993, as amended by Current Report on Form 8-K/A filed on January 18, 1994].
   10.8    -- Stock Purchase Agreement dated March 15, 1993, between Environmental
              Waste of America, Inc. and Donald G. Lindgren, as amended and assigned to Envirofil as of November 5, 1993 [incorporated by reference to
              Exhibit (c)(i) to Envirofil's Current Report on Form 8-K filed on
              November 16, 1993, as amended by Current Report on Form 8-K/A filed on
              January 18, 1994].

 EXHIBIT                                                                            SEQUENTIAL
   NO.                                    DESCRIPTION                               PAGE NUMBER
- ---------- ------------------------------------------------------------------------------------
   10.9    -- Stock Purchase Agreement dated March 19, 1993, among Envirofil,
              Meadowbrook Carting Co., Inc., and certain shareholders of Meadowbrook
              Carting Co., Inc. [incorporated by reference to Exhibit (c)(ii) of
              Envirofil's Current Report on Form 8-K filed February 28, 1994, as amended by Current Report on Form 8-K/A filed on May 11, 1994].
   10.10   -- Stock Purchase Agreement dated March 19, 1993, among Envirofil,
              Mid-Jersey Disposal, Co., Inc., and certain shareholders of Mid-Jersey
              Disposal Co., Inc. [incorporated by reference to Exhibit (c)(ii) of
              Envirofil's Current Report on Form 8-K filed February 28, 1994, as amended by Current Report on Form 8-K/A filed on May 11, 1994].
   10.11   -- Stock Purchase Agreement dated March 19, 1993, among Envirofil,
              Quality Recycling Co., Inc., and certain shareholders of Quality
              Recycling Co., Inc. [incorporated by reference to Exhibit (c)(iii) of
              Envirofil's Current Report on Form 8-K filed February 28, 1994, as amended by Current Report on Form 8-K/A filed on May 11, 1994].
   10.12   -- Stock Purchase Agreement dated March 19, 1993, among Envirofil,
              Forcees, Inc., and certain shareholders of Forcees, Inc. [incorporated by reference to Exhibit (c)(iv) of Envirofil's Current Report on Form
              8-K filed February 28, 1994, as amended by Current Report on Form
              8-K/A filed on May 11, 1994].
   10.13   -- Amended and Restated Plan and Agreement of Reorganization dated March
              29, 1994, among USA Waste, Envirofil Acquisition Corporation, a wholly owned subsidiary of the Registrant, and Envirofil [incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-4 (File
              No. 33-77110)].
   10.14   -- Amended and Restated Revolving Credit Agreement dated as of November
              28, 1994, among USA Waste, its subsidiaries, The First National Bank of Boston, Bank of America Illinois, Bank One Texas, National
              Association, The Bank of Nova Scotia, National Westminster Bank USA,
              and Banque Paribas [incorporated by reference to Exhibit 10.17 of the
              Registrant's Annual Report on Form 10-K for the year ended December
              31, 1994].
   10.15   -- Form of Employment Agreement between USA Waste and each of John E.
              Drury, Donald F. Moorehead, Jr., David Sutherland-Yoest and Charles A.
              Wilcox [incorporated by reference to Exhibit 10.18 of the Registrant's
              Annual Report on Form 10-K for the year ended December 31, 1994].
   10.16   -- Employment Agreement between USA Waste and Earl E. DeFrates
              [incorporated by reference to Exhibit 10.19 of the Registrant's Annual
              Report on Form 10-K for the year ended December 31, 1994].
  *10.17   -- Employment Agreement between USA Waste and Gregory T. Sangalis.
   11.1    -- USA Waste statement regarding computation of earnings per share
              [incorporated by reference to Exhibit 11 of the Registrant's Annual
              Report on Form 10-K for the year ended December 31, 1994].
   21      -- Subsidiaries of the Registrant [incorporated by reference to Exhibit
              21 of the Registrant's Annual Report on Form 10-K for the year ended
              December 31, 1994].
  *23.1    -- Consent of Coopers & Lybrand L.L.P.
  *23.2    -- Consent of Deloitte & Touche LLP.
  *23.3    -- Consent of Arthur Andersen LLP.
  *23.4    -- Consent of Snell & Smith, P.C. [included in Exhibit 5.1].
  *23.5    -- Consent of Thorp, Reed & Armstrong [included in Exhibit 8.1].

 EXHIBIT                                                                            SEQUENTIAL
   NO.                                    DESCRIPTION                               PAGE NUMBER
- ---------- ------------------------------------------------------------------------------------
  *23.6    -- Consent of Donaldson, Lufkin & Jenrette Securities Corporation
              [included in Exhibit 99.1].
  *23.7    -- Consent of J.P. Morgan Securities Inc. [included in Exhibit 99.2].
  *24.1    -- Powers of Attorney [included on the signature pages in Part II of this
              Registration Statement].
  *99.1    -- Opinion of Donaldson, Lufkin & Jenrette Securities Corporation
              [included as Appendix B to the Joint Proxy Statement/Prospectus
              herein].
  *99.2    -- Opinion of J.P. Morgan Securities Inc. [included as Appendix C to the
              Joint Proxy Statement/Prospectus herein].

- ---------------

*Filed herewith.